     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 1998

                                                      REGISTRATION NO. 333-56069

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                         PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                        WINDMERE-DURABLE HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             FLORIDA                     5980 MIAMI LAKES DRIVE                   59-1028301
 (STATE OR OTHER JURISDICTION OF       MIAMI LAKES, FLORIDA 33014              (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)             (305) 362-2611                  IDENTIFICATION NO.)

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DAVID M. FRIEDSON
          CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        WINDMERE-DURABLE HOLDINGS, INC.
                             5980 MIAMI LAKES DRIVE
                           MIAMI LAKES, FLORIDA 33014
                                 (305) 362-2611
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                   COPIES TO:
                              PAUL BERKOWITZ, ESQ.
                           ANDREW J. COSENTINO, ESQ.
                           GREENBERG TRAURIG HOFFMAN
                          LIPOFF ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                              TEL: (305) 579-0500
                              FAX: (305) 579-0717
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement, as determined by the Registrant.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.


================================================================================

This Prospectus Supplement relates to an effective Registration Statement under the Securities Act of 1933, and is subject to completion or amendment. This Prospectus Supplement and the accompanying Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

                   SUBJECT TO COMPLETION, DATED JUNE 29, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE   , 1998)

                                3,041,000 SHARES

                        [WINDMERE-DURABLE HOLDINGS LOGO]

                                  COMMON STOCK
                            ------------------------

     All of the 3,041,000 shares of common stock (the "Common Stock") offered hereby are being offered (the "Common Stock Offering") by Windmere-Durable Holdings, Inc., a Florida corporation (the "Company").

     Concurrently with the Common Stock Offering, the Company is publicly
offering $125.0 million in aggregate principal amount of its   % Senior
Subordinated Notes due 2008 (the "Notes"). Consummation of each of the Common Stock Offering and the offering of the Notes (the "Notes Offering" and, together with the Common Stock Offering, the "Offerings") is contingent upon consummation of the other.

     The Common Stock is listed on The New York Stock Exchange (the "NYSE") under the symbol "WND." On June 25, 1998, the last reported sale price of the Common Stock on the NYSE was $32.875 per share. See "Price Range of Common Stock."

     SEE "RISK FACTORS" BEGINNING ON PAGE S-14 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING A PURCHASE OF THE COMMON STOCK.
                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                 THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS
                   TO WHICH IT RELATES. ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.

==================================================================================================================
                                                  Price to              Underwriting             Proceeds to
                                                   Public               Discounts(1)             Company(2)
------------------------------------------------------------------------------------------------------------------
Per Share.................................            $                       $                       $
Total(3)..................................            $                       $                       $
==================================================================================================================

(1) The Company and certain of its subsidiaries have agreed to indemnify the Underwriters (as defined) against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company in connection with the Common Stock Offering, estimated at $500,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 456,150 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $           , the Underwriting Discount will total
    $           and the Proceeds to Company will total $           . See
    "Underwriting."

     The shares of Common Stock are offered by the Underwriters named herein when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates representing the shares will be made against payment therefor at the office of NationsBanc Montgomery Securities LLC on or about
             , 1998.
                            ------------------------

NationsBanc Montgomery Securities LLC
                                                Raymond James & Associates, Inc.

         The date of this Prospectus Supplement is             , 1998.

                                 [PHOTOGRAPHS]

THE UNDERWRITERS PARTICIPATING IN THIS COMMON STOCK OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE COMMON STOCK OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF COMMON STOCK. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement. Unless otherwise indicated or the context otherwise requires: (i) all information contained in this Prospectus Supplement (a) gives effect to the acquisition by Windmere-Durable Holdings, Inc. of the Cooking, Garment Care, Food Preparation, and Beverage businesses of the Household Products Group of The Black & Decker Corporation and related assets and the assumption of certain related liabilities, and the related licensing agreements between Windmere-Durable Holdings, Inc. and The Black & Decker Corporation, consummated on June 26, 1998 (collectively, the "HPG Acquisition"), and (b) assumes no exercise of the Underwriters' over-allotment option relating to the Common Stock Offering; (ii) references to the "Company" mean Windmere-Durable Holdings, Inc. and its subsidiaries after giving effect to the HPG Acquisition;
(iii) references to "Windmere-Durable" mean Windmere-Durable Holdings, Inc. and its subsidiaries before giving effect to the HPG Acquisition; and (iv) references to the "Black & Decker Household Products Group" or "HPG" mean the Cooking, Garment Care, Food Preparation, and Beverage businesses of the Household Products Group of The Black & Decker Corporation and certain related assets purchased, and certain related liabilities assumed, by Windmere-Durable in the HPG Acquisition.

                                  THE COMPANY

GENERAL

     The Company, through its subsidiaries, is a leading diversified manufacturer and distributor of a broad range of branded and private label small household appliances, including electric housewares (kitchen and garment care), personal care, and other products. The Company also manufactures and markets the LitterMaid(R) self-cleaning cat litter box. The Company manufactures and markets products under the Windmere(R) and other Company-owned brand names, under private-label brand names, under licensed brand names, such as Black & Decker(R) and, pursuant to licenses held by 50%-owned affiliates, the White-Westinghouse(R) brand name. The Company's customers for such products include mass merchandisers, specialty retailers and appliance distributors in North America, Latin America, the Caribbean and Europe. In addition, the Company manufactures products on an OEM basis for other major consumer products companies.

     With the June 26, 1998 acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States, primarily cooking (toaster ovens), garment care (hand-held irons), food preparation, and beverage products. The HPG brands had the number one United States market share in the toaster oven and hand-held iron categories, with market shares of approximately 56% and 36%, respectively, in 1997. Management also believes that the products marketed by HPG have strong brand name recognition and a reputation for quality among consumers. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM).

     The Company operates manufacturing facilities in the People's Republic of China (the "PRC") and the United States, and sources products from manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. In 1997, approximately 85-90% of Windmere-Durable's products were manufactured by Durable Electrical Metal Factory, Ltd. ("Durable"), its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. Durable's facilities include six manufacturing plants located within a six square mile radius, constituting approximately two million square feet of production capability and employing over 12,000 workers. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing through final assembly. The Company plans to leverage its efficient, low-cost manufacturing capabilities to generate increased sales and profits.

     The Company also owns a 50% equity interest in both Salton/Maxim Housewares, Inc. ("Salton"), a publicly-traded company, and Newtech Electronics Industries, Inc. ("Newtech"). Salton designs and markets small kitchen appliances for distribution primarily to department stores and upscale mass merchandisers. Newtech designs, sources, manufactures and markets value-priced brand name consumer electronic products for distribution to mass merchandisers and other retailers. Salton and Newtech have each entered into seven-year contracts (the "Kmart Agreements") with Kmart Corporation ("Kmart"), covering sales estimated to be an aggregate minimum of $1.7 billion, to supply to Kmart certain small appliances, consumer electronics and telephone products that bear the White-Westinghouse(R) brand name licensed to Salton and Newtech by White Consolidated Industries, Inc. ("WCI"). The Company manufactures and sells kitchen appliances to Salton for sale under Salton's Kmart Agreement and also earns fees on all sales to Kmart under Salton's Kmart Agreement. By virtue of its 50% equity ownership in each of Salton and Newtech, the Company also recognizes 50% of the net earnings/losses of each of these companies. On June 26, 1998, Salton announced its intention to acquire the Company's 50% equity interest in Salton. See "-- Recent Developments."

     On a pro forma basis after giving effect to the HPG Acquisition, the Company would have generated net sales of $664.8 million, EBITDA of $68.1 million, and net earnings of $12.2 million, for fiscal 1997. On a pro forma basis, the Company's product revenue mix for 1997 would have been approximately 71% electric housewares, 19% personal care, 2% LitterMaid(R) and 8% other products. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE INDUSTRY

     According to The CIT Group, the small household appliance industry was approximately a $6.3 billion retail business in the United States in 1997, based upon estimated shipments to the United States market, including imports. The small household appliance industry can be characterized as mature, fragmented and highly competitive. However, the small household appliance industry has been consolidating. The Company believes that the search for large-scale efficiencies in manufacturing, product development, and marketing has driven this trend. In addition, the Company expects that retailers will continue to seek to rationalize their supplier base by dealing primarily with companies that can offer a wider array of products and higher levels of customer service. The combination of demanding retailer customer service requirements and intense competition for shelf space has increased pressure on small, narrowly focused competitors. The Company believes that industry consolidation will continue in the next few years and that the Company, with its established low-cost manufacturing capabilities and extensive array of product offerings with strong brand name recognition, is well-positioned to be a market leader in this environment.

COMPETITIVE STRENGTHS

     The Company believes that it is a strong competitor in the industry for the following reasons:

     A PORTFOLIO OF STRONG BRAND NAMES. With the acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name electric housewares in the United States. The HPG brands have the number one United States market position in toaster ovens and hand-held irons, with 1997 market shares of approximately 56% and 36%, respectively, and strong positions in the food preparation and beverage categories. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company acquired important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company will also continue to manufacture and market products under the Windmere(R) and other owned and licensed brand names and under private-label brand names.

     HIGH VOLUME, LOW-COST MANUFACTURING CAPABILITIES. The Company's products are manufactured primarily at the Company's facilities in the PRC and the United States, and The Black & Decker Corporation's manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. Prior to the HPG Acquisition, 85-90% of Windmere-Durable's products were manufactured at Durable's plant in the PRC. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing to final assembly. Durable manufactured over 24 million finished goods units and millions of additional components in 1997. The Company believes that its high volume, vertically integrated manufacturing capabilities provide the Company flexibility and cost advantages.

     REPUTATION FOR INNOVATION. The Black & Decker Household Products Group is recognized within the small household appliance industry for its product innovation and sales and marketing expertise. The Black & Decker Household Products Group team has developed new products and categories within its targeted industry segments, such as the under-the-counter Spacemaker(R) products. This team has won numerous awards for design and innovation, including recent awards from Business Week for its new premium KT Kitchentools(TM) line. HPG's latest innovations include the PartyMate(TM) cordless blender and ExpressoMio(TM) microwave espresso maker. Windmere-Durable has also introduced several new products, including the LitterMaid(R) self-cleaning cat litter box.

     BROAD RANGE OF PRODUCT OFFERINGS. With the completion of the HPG Acquisition, the Company provides customers in the small household appliance market with a broad product line at introductory, mid-tier, and premium price points in key product categories. The Company believes that, as the retail industry continues to consolidate, the ability to serve the retailer with a wide array of product offerings becomes increasingly important both for maintaining shelf space and for introducing new products into the retail market in existing and new distribution channels.

     STRONG MANAGEMENT TEAM. The Company has an experienced management team, with particular expertise in value manufacturing. Its Chairman, President and Chief Executive Officer has been overseeing the growth of Windmere-Durable for over 20 years, and Windmere-Durable's other senior executives each have 10 or more years of service at Windmere-Durable. The managing director of Durable, Windmere-Durable's manufacturing subsidiary, has been with Durable for over 11 years, and certain heads of production, administration, and quality control have been with Durable for over 20 years. The managers of the Black & Decker Household Products Group complement the Company's pre-existing management strengths. In recent years, HPG management has guided several successful product introductions, including the KT Kitchentools(TM) premium kitchen appliances and Quick 'N Easy(R) irons. The Company believes that the HPG management group will significantly enhance the Company's product innovation and sales and marketing expertise.

     STRATEGIC ALLIANCES. The Company has demonstrated an ability to identify and execute marketing opportunities with strategic partners. The Company was integral in helping to establish the White-Westinghouse(R) licensing and manufacturing agreement, as well as the related agreements for the sale of products (a portion of which are manufactured by the Company) to Kmart. The acquisition of the Black & Decker Household Products Group represents the latest alliance the Company has forged.

BUSINESS STRATEGY

     The Company has combined top brand names and a reputation for quality and innovation with its efficient, low-cost, vertically integrated manufacturing capabilities. The Company expects to continue to achieve growth and increased profitability by pursuing the following strategies:

     INCREASE MARKET SHARE THROUGH NEW PRODUCT INTRODUCTIONS AND BRAND NAME LICENSING. The Company intends to increase its market share by offering new products that build upon the existing offerings of its introductory price point products under the Windmere(R) name and premium products under the Black & Decker(R) brand name. In pursuing this strategy, the Company will develop and introduce new products at price points where neither it nor the Black & Decker Household Products Group currently competes and will utilize its low-cost manufacturing capabilities to reenter certain markets from which the Black & Decker Household Products Group exited. The Company also intends to opportunistically pursue additional brand name license arrangements from time to time. The Company believes this strategy will be attractive to its customers by offering them a broader range of products from a single source.

     LEVERAGE MANUFACTURING CAPABILITIES. The Company intends to manufacture component parts as well as certain small household appliances that historically were outsourced by the Black & Decker Household Products Group. In addition, the Company intends to take advantage of its capabilities as a multinational manufacturer to reduce operating costs and increase productivity. The Company estimates that such leveraging of its manufacturing strengths will generate at least $15.0 million in aggregate annual cost savings in 1999 and $40.0 million to $50.0 million in such cost savings by the end of the year 2001. Such anticipated cost savings are in addition to the HPG cost savings discussed in "Unaudited Pro Forma Combined Financial Information" and the savings anticipated under the Company's Repositioning Program (as defined). See "Risk
Factors -- Risks Associated with Integration of the Black & Decker Household Products Group," "-- Risks Associated with the Company's Repositioning Program," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     EXPAND INTERNATIONAL PRESENCE. The Company intends to utilize the marketing and distribution channels acquired through the HPG Acquisition to expand the global market penetration of all of its products, particularly in Latin America. On a pro forma basis after giving effect to the HPG Acquisition, the Company's international sales would have been $218.4 million in 1997, as compared to $82.1 million in international sales for Windmere-Durable alone in 1997.

RECENT DEVELOPMENTS

     The Company and Salton entered into an agreement, dated as of May 6, 1998 (the "Stock Agreement"), pursuant to which the Company granted Salton the right to purchase the Company's 6,535,072 shares of Salton's common stock for $12.00 per share in cash and a six and one-half year, $15.0 million subordinated promissory note bearing interest at 4.0% per annum, the principal amount of which is reduced by 5.0% of the total amount paid by Salton for products purchased from the Company and its affiliates during the term of the note. On June 26, 1998, Salton announced that it has elected to exercise its option to acquire the Company's 50% equity interest in Salton. If Salton fails to close such purchase on or prior to October 30, 1998, the Company has the right to acquire all of the shares of Salton's common stock that it does not currently own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of Company Common Stock. See "Business -- Interest in Affiliates."

     On June 26, 1998, the Company consummated the HPG Acquisition, in which the Company acquired the Black & Decker Household Products Group for $315.0 million in cash (approximately $27.0 million of which is held in escrow pending approval by the Mexican Federal Competition Commission (the "MFCC") of the Company's acquisition of HPG's facilities in Queretaro, Mexico), and assumed certain related liabilities. As part of the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil), and the Caribbean under a licensing arrangement with a minimum term of six and one-half years. For the first five years, the license will be on a royalty-free basis. Renewals, if mutually agreed upon, will be at specified minimum royalty payments. In addition, the Company purchased subbrands from The Black & Decker Corporation, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM).

     To facilitate the HPG Acquisition, affiliates of one of the Underwriters provided the Company with (i) $345.0 million in senior secured credit facilities (the "Senior Credit Facilities"), consisting of a $160.0 million senior secured revolving credit facility (the "Senior Secured Revolving Credit Facility"), a $90.0 million Tranche A Term Loan, a $75.0 million Tranche B Term Loan and a $20.0 million Tranche C Term Loan (collectively, the "Term Loans"), and (ii) $185.0 million in senior subordinated loans (the "Senior Subordinated Loans"). The Company paid the purchase price of the HPG Acquisition and certain related costs with borrowings of $185.0 million under the Senior Subordinated Loans, $185.0 million under the Term Loans and $7.0 million under the Senior Secured Revolving Credit Facility. The Company intends to repay all outstanding indebtedness under the Senior Subordinated Loans and the Tranche C Term Loan, and a portion of the indebtedness under the Senior Secured Revolving Credit Facility with the proceeds from the Offerings. Approximately $167.2 million in principal amount under the Senior Credit Facilities will remain outstanding after completion of the Offerings, and approximately $157.8 million will be available for future borrowings under the Senior Secured Revolving Credit Facility under certain circumstances. See "Risk

Factors," "Use of Proceeds," "Consolidated Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness."

     The Black & Decker Household Products Group has implemented various strategic initiatives in order to improve its profitability through reducing costs and streamlining its product offerings (together, the "HPG Restructuring Program"). The HPG Restructuring Program resulted in a first quarter 1998 restructuring charge for HPG of $15.5 million for costs associated with the consolidation of service operations, severance pay for certain selling, general and administrative employees, the write-off of tooling in conjunction with HPG's exit from certain product lines, and the general integration of its global operations. On a pro forma basis giving effect to the HPG Acquisition, the Company would have realized approximately $6.9 million in cost savings as a result of the HPG Restructuring Program for the twelve-month period ended March 31, 1998. The Company expects to continue to realize annual cost savings as a result of the HPG Restructuring Program.

     The Company will realize additional cost reductions related to the HPG Acquisition. For the twelve-month period ended March 31, 1998, on a pro forma basis, the Company would also have realized $12.7 million from cost reductions related to the HPG Acquisition, including the elimination of certain corporate allocations.

     On June 23, 1998, the Company announced that, in connection with its acquisition of the Black & Decker Household Products Group, it will embark upon a repositioning program (the "Repositioning Program"). The Repositioning Program is designed to help the Company integrate the operations of HPG and Windmere-Durable. As part of the Repositioning Program, the Company has decided to exit certain personal care and other non-core, low-margin product lines in order to free manufacturing capacity for the production of higher margin product lines, including those related to product lines acquired in the HPG Acquisition. The Company expects the discontinuation of these product lines to result in savings of approximately $3.5 million annually by the year 2000. As a result of the Repositioning Program, the Company will incur a one-time charge of approximately $11.4 million in the second quarter of 1998. This charge is primarily non-cash and consists of: (i) $6.0 million of inventory write-downs; (ii) $2.7 million of goodwill, tooling and other write-offs; and (iii) $2.7 million of HPG integration costs.

     In addition, the Company has identified further manufacturing synergies that it believes it will be able to realize as a result of the HPG Acquisition, by combining its manufacturing expertise with its portfolio of strong brand names. Manufacturing synergies are expected to be realized as the Company's Durable manufacturing facilities begin to manufacture products for HPG which are currently being outsourced from third parties. In addition, Durable will begin to manufacture component parts for HPG. The Company plans to optimize manufacturing production among its facilities and other manufacturing resources in the PRC, Mexico and the U.S. Other projected synergies include ocean freight, warehousing and additional corporate overhead savings. The Company believes that these synergies, in addition to the cost savings from the HPG Restructuring Program and the Repositioning Program, should result in projected cost savings of approximately $15.0 million in 1999 and increase to approximately $40.0 million to $50.0 million in annual cost savings by the year 2001. These projections are based on 1997 volumes and do not include any assumptions for growth related to reentering product lines previously exited by HPG. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. See "Risk Factors" for a discussion of certain factors that could impact the Company's ability to realize these projected cost savings.

     The Company was incorporated under the laws of the State of Florida in 1963. The Company's executive offices are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, and its telephone number at that address is (305) 362-2611.

                           THE COMMON STOCK OFFERING

Common Stock Offered by the
  Company.....................   3,041,000 shares.

Common Stock to be Outstanding
  after the Common Stock
  Offering....................   21,836,461 shares.(1)

Concurrent Notes Offering.....   The Company is concurrently offering to the
                                 public $125.0 million in aggregate principal
                                 amount of its      % Senior Subordinated Notes
                                 due 2008. Consummation of each of the Common
                                 Stock Offering and the Notes Offering is
                                 contingent upon consummation of the other. See
                                 "Concurrent Notes Offering" and "Description of
                                 Certain Indebtedness --      % Senior
                                 Subordinated Notes due 2008."

Use of Proceeds...............   The Company intends to use the net proceeds of
                                 the Common Stock Offering, together with the net proceeds of the Notes Offering, to repay all outstanding indebtedness under the Senior
                                 Subordinated Loans and the Tranche C Term Loan, and a portion of the indebtedness under the Senior Secured Revolving Credit Facility. See
                                 "Use of Proceeds."

NYSE Symbol...................   "WND"

Dividend Policy...............   The Company currently intends to retain all
                                 earnings, if any, for the operation and
                                 development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Senior Credit Facilities and the Indenture (as defined) under which the Notes will be issued restrict the declaration and payment of cash dividends by the Company on the Common Stock. See "Risk Factors -- Dividends" and "Dividend Policy."

Risk Factors..................   Prospective investors should carefully consider
                                 all the information set forth and incorporated
                                 by reference herein and, in particular, should
                                 evaluate the specific factors set forth under
                                 "Risk Factors" before purchasing any of the
                                 shares of Common Stock offered hereby.
---------------
(1) Assumes no exercise of the Underwriters' over-allotment option relating to the Common Stock Offering and excludes (a) an aggregate of 4,365,858 shares of Common Stock reserved for issuance pursuant to outstanding options, and
    (b) an additional 528,500 shares reserved for future issuance under the Company's 1996 Stock Option Plan. See "Underwriting."

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (DOLLARS IN THOUSANDS, EXCEPT RATIOS, SHARE AND PER SHARE DATA)

     The Company's Unaudited Pro Forma Combined Statement of Operations Data and Other Financial Data give effect to the HPG Acquisition, the Offerings and the borrowings under the Senior Credit Facilities (collectively, the "Transactions"), in each case as if it or they had occurred at the beginning of the periods indicated. The Company's Unaudited Pro Forma Combined Balance Sheet Data give effect to the Transactions as if they had occurred on March 31, 1998. The Summary Unaudited Pro Forma Combined Financial Information is presented for illustrative purposes only and does not purport to be indicative of the Company's actual financial position or results of operations as of the date hereof, or as of or for any other future date, and is not necessarily indicative of what the Company's actual financial position or results of operations would have been had the Transactions been consummated on the above-referenced dates, nor does it give effect to (i) any transactions other than the Transactions and those described in the Notes to Unaudited Pro Forma Combined Financial Information or (ii) Windmere-Durable's or HPG's results of operations since March 31, 1998. The following Summary Unaudited Pro Forma Combined Financial Information should be read in conjunction with the information appearing in "Use of Proceeds," "Consolidated Capitalization," "Unaudited Pro Forma Combined Financial Information," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, and other financial data included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                       PRO FORMA
                                                 -----------------------------------------------------
                                                                       THREE MONTHS     TWELVE MONTHS
                                                    YEAR ENDED            ENDED             ENDED
                                                 DECEMBER 31, 1997    MARCH 31, 1998    MARCH 31, 1998
                                                 -----------------    --------------    --------------
STATEMENT OF OPERATIONS DATA:
  Net sales....................................      $664,813            $117,149          $665,193
  Gross profit(1)..............................       179,013              31,100           180,996
  Income (loss) from operations(2)(3)..........        32,641             (16,438)           14,996
  Interest expense(4)(5).......................        26,990               6,955            27,411
  Net earnings (loss)(6).......................        12,188             (13,562)            2,172
  Earnings (loss) per share -- diluted.........      $   0.53            $  (0.58)         $   0.09
  Weighted average number of shares............        22,817              23,235            22,922

OTHER FINANCIAL DATA:
  EBITDA(7)(8).................................      $ 68,135            $  7,835          $ 65,793
  Depreciation and amortization................        36,073               8,652            35,677
  Capital expenditures.........................        28,218               4,154            23,636
  Cash interest expense........................      $ 26,826            $  7,553          $ 28,352
  Ratio of total debt to EBITDA................           4.5x                                  4.6x
  Ratio of EBITDA to interest expense..........           2.5x                                  2.4x
  Ratio of earnings to fixed charges(9)........           1.5x                                  1.0x

                                                              PRO FORMA AS OF
                                                              MARCH 31, 1998
                                                              ---------------
BALANCE SHEET DATA:
  Working capital...........................................     $201,239
  Total assets..............................................      690,512
  Total debt................................................      305,159
  Stockholders' equity......................................      286,156

                                                                      (footnotes
on following page)

---------------
(1) Reflects the workforce reductions already completed at the plant level of $1,130 for the year ended December 31, 1997, $67 for the three months ended March 31, 1998, and $862 for the twelve months ended March 31, 1998.

(2) Reflects adjustments to (i) record the workforce reductions at the corporate office level of $6,168 for the year ended December 31, 1997, $1,317 for the three months ended March 31, 1998, and $6,037 for the twelve months ended March 31, 1998, (ii) reduce corporate expenses by $6,080 for the year ended December 31, 1997, $1,520 for the three months ended March 31, 1998, and $6,080 for the twelve months ended March 31, 1998, (iii) record the incremental amortization expense of the excess of cost over fair market value of the net assets acquired of $7,773 for the year ended December 31, 1997, $1,943 for the three months ended March 31, 1998, and $7,773 for the twelve months ended March 31, 1998, (iv) record the amortization of the debt issuance costs of $2,431 for the year ended December 31, 1997, $608 for the three months ended March 31, 1998, and $2,431 for the twelve months ended March 31, 1998, (v) record the utilization of the unfavorable lease accrual of $1,250 for the year ended December 31, 1997, $313 for the three months ended March 31, 1998, and $1,250 for the twelve months ended March 31, 1998,
    (vi) reduce purchasing costs under the new interim services agreement of $812 for the year ended December 31, 1997, $203 for the three months ended March 31, 1998, and $812 for the twelve months ended March 31, 1998, (vii) eliminate product recall expenses which are indemnified under the terms of the purchase agreement of $2,250 for the year ended December 31, 1997, $0 for the three months ended March 31, 1998, and $2,250 for the twelve months ended March 31, 1998, (viii) increase the executive salaries under the new employment agreements of $223 for the year ended December 31, 1997, $56 for the three months ended March 31, 1998, and $223 for the 12 months ended March 31, 1998, (ix) eliminate the Malaysian supply plant losses of $2,580 for the year ended December 31, 1997, $645 for the three months ended March 31, 1998, and $2,580 for the twelve months ended March 31, 1998.

(3) Includes a restructuring charge of $15,500 recorded by the Black & Decker Household Products Group for the three months ended March 31, 1998 and the twelve months ended March 31, 1998.

(4) Reflects adjustments to record the additional interest expense of $23,639 for the year ended December 31, 1997, $5,910 for the three months ended March 31, 1998, and $23,639 for the 12 months ended March 31, 1998.

(5) This amount does not include interest income.

(6) Reflects the adjustments to record income tax benefits related to the effects of the pro forma adjustments of $1,895 for the year ended December 31, 1997, $5,278 for the three months ended March 31, 1998, and $5,937 for the twelve months ended March 31, 1998.

(7) EBITDA represents net earnings (loss) before the cumulative effect of change in accounting plus provisions for income taxes, interest expense, depreciation and amortization, equity in net earnings (loss) of affiliates, restructuring costs, and unusual or non-recurring items. While EBITDA should not be construed as a substitute for other historical operating data in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine the Company's ability to service debt.

(8) It was The Black & Decker Corporation's policy not to enter into foreign currency hedges in Mexico since the peso-denominated revenues at its other business units provided it with a natural hedge against peso-denominated expenses at HPG. The effect of HPG not entering into specific forward currency contracts had a negative impact on earnings of $7.1 million and $3.8 million in each of the years ended December 31, 1997 and 1996, respectively, and a positive impact of $9.7 million in the year ended December 31, 1995. Windmere-Durable would not have had the benefits of a natural hedge if it had been operating the HPG business in Mexico and although it plans to hedge its exposure against changes in the peso-dollar exchange rates, there can be no assurance that Windmere-Durable's gains on hedging transactions would have produced a result comparable to the results of the natural hedge at The Black & Decker Corporation.

(9) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The Summary Historical Financial Information for Windmere-Durable as of and for each of the five years in the period ended December 31, 1997, and for the Black & Decker Household Products Group as of and for each of the three years in the period ended December 31, 1997, have been derived from Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto and the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, respectively. The Summary Historical Consolidated Financial Information for Windmere-Durable as of and for the three months ended March 31, 1998 and 1997, respectively, is unaudited, but has been prepared on the same basis as Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, which include, in the opinion of management of Windmere-Durable, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of Windmere-Durable for the unaudited interim periods. The Summary Historical Financial Information for the Black & Decker Household Products Group as of and for the three months ended March 29, 1998 and March 30, 1997, respectively, is unaudited, but has been prepared on the same basis as the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, which include, in the opinion of HPG management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of the Black & Decker Household Products Group for the unaudited interim periods. The operating results of Windmere-Durable for the three months ended March 31, 1998 may not be indicative of the operating results of the Company for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF WINDMERE-DURABLE
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                                                                    THREE MONTHS
                                                                                                       ENDED
                                                YEAR ENDED DECEMBER 31,                              MARCH 31,
                                --------------------------------------------------------     --------------------------
                                  1993        1994        1995        1996        1997          1997           1998
                                --------    --------    --------    --------    --------     -----------    -----------
                                                                                             (UNAUDITED)    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales...................  $170,661    $181,112    $187,777    $197,004    $261,885       $51,412        $55,394
  Cost of sales...............   122,772     132,185     146,907     157,279     197,507        40,593         42,511
                                --------    --------    --------    --------    --------       -------        -------
  Gross profit................    47,889      48,927      40,870      39,725      64,378        10,819         12,883
  Selling, general and
    administrative expenses...    36,448      35,532      37,625      39,425      50,349         9,697         11,706
  Unusual or non-recurring
    items.....................        --      (7,811)(1)    8,000(2)       --         --            --             --
  Net interest and other
    income....................    (1,368)     (1,834)     (1,983)     (1,073)        624           147            364
  Equity in net earnings
    (loss) of affiliates......      (504)         91        (393)      2,299       7,353          (490)           444
                                --------    --------    --------    --------    --------       -------        -------
  Earnings (loss) before
    taxes, minority interest
    and extraordinary item....    12,305      23,131      (3,165)      3,672      20,758           485          1,257
  Extraordinary items.........        --          --          --       3,500(3)       --            --             --
  Minority interest expense
    (income)..................     1,203          (1)         --          --          --            --             --
  Provision for taxes
    (benefits)................      (367)(4)    2,595     (1,281)       (279)        923           164            121
                                --------    --------    --------    --------    --------       -------        -------
  Net earnings (loss).........  $ 11,469    $ 20,537    $ (1,884)   $    451    $ 19,835       $   321        $ 1,136
                                ========    ========    ========    ========    ========       =======        =======
  Net earnings (loss) per
    share -- basic............  $   0.74    $   1.24    $  (0.11)   $   0.03    $   1.12       $  0.02        $  0.06
                                ========    ========    ========    ========    ========       =======        =======
    diluted...................  $   0.71    $   1.17    $  (0.11)   $   0.03    $   1.00       $  0.02        $  0.06
                                ========    ========    ========    ========    ========       =======        =======
  Cash dividends paid per
    share of Common Stock.....  $     --    $   0.15    $   0.20    $   0.20    $   0.10       $  0.05        $    --
OTHER FINANCIAL DATA:
  EBITDA(5)...................  $ 17,147    $ 19,214    $ 10,024    $  7,291    $ 21,727       $ 3,008        $ 3,251
  Depreciation and
    amortization..............  $  5,705    $  5,819    $  6,779    $  6,991    $  7,698       $ 1,886        $ 2,074
  Capital expenditures........  $  5,891    $ 10,437    $  8,384    $  8,618    $ 11,296       $ 2,001        $ 2,671
  Ratio of earnings to fixed
    charges(6)................      10.9x       42.9x         --         3.7x        7.0x          1.8x           2.1x

                                                              AS OF DECEMBER 31,
                                           --------------------------------------------------------        AS OF
                                             1993        1994        1995        1996        1997      MARCH 31, 1998
                                           --------    --------    --------    --------    --------    --------------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital........................  $117,961    $129,281    $127,626    $105,565    $106,078       $105,234
  Total assets...........................   180,479     197,124     188,012     237,279     281,847        273,671
  Long-term debt, deferred liabilities
    and minority interest................     9,492       4,932       3,519      20,132      17,144         16,897
  Stockholders' equity...................   146,587     170,625     164,931     167,695     190,821        191,683

---------------
(1) Non-recurring gain on the sale of Hong Kong office space of $7,811.

(2) Non-recurring loss on the sale of another asset of $8,000.

(3) Extraordinary charge for the settlement of Izumi litigation of $3,500.

(4) Includes cumulative effect of accounting change benefit of $1,731.

(5) EBITDA represents net earnings (loss) before the cumulative effect of change in accounting plus provisions for income taxes, interest expense, depreciation and amortization, equity in net earnings (loss) of affiliates, minority interest, restructuring costs, unusual or non-recurring items and extraordinary items. While EBITDA should not be construed as a substitute for other historical operating data in analyzing Windmere-Durable's operating performance, financial position and cash flows, Windmere-Durable has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine Windmere-Durable's ability to service debt.

(6) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs. Earnings were inadequate to cover fixed charges for the year ended December 31, 1995. The coverage deficiency was approximately $3,165 in that year.

    SUMMARY HISTORICAL FINANCIAL INFORMATION OF THE BLACK & DECKER HOUSEHOLD
                                 PRODUCTS GROUP
                             (DOLLARS IN THOUSANDS)

                                 YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED
                             --------------------------------    --------------------------------
                               1995        1996        1997      MARCH 30, 1997    MARCH 29, 1998
                             --------    --------    --------    --------------    --------------
                                                                  (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
  Net sales................  $445,739    $412,446    $402,928       $65,357           $ 61,755
  Cost of goods sold.......   315,296     295,187     289,423        47,394             43,605
                             --------    --------    --------       -------           --------
  Gross profit.............   130,443     117,259     113,505        17,963             18,150
  Selling, general and
     administrative
     expenses..............   110,233     106,143     104,736        19,735             21,723
  Restructuring charge.....        --       4,676(1)       --            --             15,500(2)
                             --------    --------    --------       -------           --------
  Operating income
     (loss)................    20,210       6,440       8,769        (1,772)           (19,073)
  Other expenses
     (income)..............     3,464       1,698         579            78               (121)
  Income taxes (benefit)...     6,995       3,319       3,936          (801)            (3,428)
                             --------    --------    --------       -------           --------
  Net earnings (loss)......  $  9,751    $  1,423    $  4,254       $(1,049)          $(15,524)
                             ========    ========    ========       =======           ========
OTHER FINANCIAL DATA:
  EBITDA(3)(4).............  $ 34,412    $ 27,499    $ 26,361       $ 2,761           $    575
  Depreciation and
     Amortization..........    17,666      18,081      18,171         4,611              4,027
  Capital expenditures.....    18,979      22,306      16,922         1,125              1,873

                                                            AS OF DECEMBER 31,
                                                           --------------------        AS OF
                                                             1996        1997      MARCH 29, 1998
                                                           --------    --------    --------------
                                                                                    (UNAUDITED)
BALANCE SHEET DATA:
Working capital........................................    $ 43,147    $ 79,711       $ 66,519
  Total assets.........................................     236,886     258,547        234,593
  Total debt...........................................          --          --             --

---------------
(1) In 1996, HPG recorded a restructuring provision to accrue severance costs and a tooling write-off associated with the exit of its countertop beverage product line and further integration of its Canadian business into its United States business. Total severance costs associated with these actions approximated $2,000.

(2) Subsequent to December 31, 1997, HPG provided for severance costs of certain selling, general and administrative employees and for the severance and asset write-off costs associated with closing its Malaysian manufacturing facility which totaled $15,500. The selling, general and administrative terminations were effected by the end of the quarter ended March 29, 1998, although payment of severance will continue monthly through the term of the obligation. The Malaysian plant shutdown is expected to be completed during 1998.

(3) EBITDA represents net earnings (loss) plus provisions for income taxes, interest expense, depreciation and amortization, and restructuring costs. While EBITDA should not be construed as a substitute for other historical operating data in analyzing HPG's operating performance, financial position and cash flows, HPG has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine HPG's ability to service debt.

(4) It was The Black & Decker Corporation's policy not to enter into foreign currency hedges in Mexico since the peso-denominated revenues at its other business units provided it with a natural hedge against peso-denominated expenses at HPG. The effect of HPG not entering into specific forward currency contracts had a negative impact on earnings of $7.1 million and $3.8 million in each of the years ended December 31, 1997 and 1996, respectively, and a positive impact of $9.7 million in the year ended December 31, 1995. Windmere-Durable would not have had the benefits of a natural hedge if it had been operating the HPG business in Mexico and although it plans to hedge its exposure against changes in the peso-dollar exchange rates, there can be no assurance that Windmere-Durable's gains on hedging transactions would have produced a result comparable to the results of the natural hedge at The Black & Decker Corporation.

                                  RISK FACTORS

     Prospective Purchasers of the Common Stock should consider carefully, in addition to the other information contained or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the following factors before purchasing the shares of Common Stock offered hereby. This Prospectus Supplement contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes," "intends," "expects" and similar words or phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth below. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance, or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

EFFECTS OF LEVERAGE

     As a result of the consummation of the Transactions, the Company has certain indebtedness and debt service obligations. On March 31, 1998, after giving pro forma effect to the Transactions, the Company would have had total indebtedness of approximately $305.2 million (of which $125.0 million would have consisted of the Notes and the balance would have consisted of Term Loans of $165.0 million, and approximately $15.2 million of other debt) and stockholders' equity of approximately $286.2 million. After giving pro forma effect to the Transactions, the ratio of earnings to fixed charges would have been 1.0x for the twelve months ended March 31, 1998. Subject to certain limitations contained in the Senior Credit Facilities and the Indenture, the Company and its subsidiaries will be permitted to incur substantial additional indebtedness in the future. See "Consolidated Capitalization," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain
Indebtedness --      % Senior Subordinated Notes due 2008."

     The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures, product research and development expenses and marketing expenses will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and international and United States domestic political factors and other factors that are beyond the Company's control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under the Senior Credit Facilities, will be adequate to meet the Company's future liquidity needs for at least the next several years. The Company may, however, need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facilities in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Liquidity and Capital Resources."

     The degree to which the Company will be leveraged following the Transactions could have important consequences to holders of the Notes, including, but not limited to: (i) making it more difficult for the Company to satisfy its obligations with respect to the Notes; (ii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, product research and development, marketing and other general corporate requirements; (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, product research and development, marketing or other general corporate purposes;
(v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry; and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all of the Notes tendered to it upon the occurrence of a Change of Control. See
"Description of Certain Indebtedness -- Senior Credit Facilities" and "--      %
Senior Subordinated Notes due 2008."

RISKS OF INTERNATIONAL OPERATIONS AND EXPANSION

     A substantial amount of the Company's manufacturing operations are conducted and located abroad, and the Company's growth strategy involves expanding its operations in foreign jurisdictions. The Company also sells its products to customers located in foreign jurisdictions, including Latin America, Europe and the Far East. Prior to the HPG Acquisition, approximately 85-90% of Windmere-Durable's products were manufactured by Durable, its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. In connection with the HPG Acquisition, the Company has contracted to acquire additional manufacturing facilities in Queretaro, Mexico, a country in which Windmere-Durable had not previously manufactured products, and has entered into an agreement to purchase certain products from The Black & Decker Corporation plant in Kuantan, Malaysia for a limited period of time. The geographical distances between the Far East, the United States and Mexico create a number of logistical and communications challenges. Because the Company manufactures its products and conducts business in several foreign countries, the Company is affected by economic and political conditions in those countries, including fluctuations in the value of currency, duties, possible employee turnover, labor unrest, lack of developed infrastructure, longer payment cycles, greater difficulty in collecting accounts receivable, the burdens and costs of compliance with a variety of foreign laws and, in certain parts of the world, political instability. Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer of funds, limitations on imports or exports, or the expropriation of private enterprises could have a material adverse effect on the Company, its results of operations, prospects or debt service ability. The Company could also be adversely affected if the current policies encouraging foreign investment or foreign trade by its host countries were to be reversed. In addition, the attractiveness of the Company's services to its United States customers is affected by United States trade policies, such as "most-favored-nation" status and trade preferences for certain nations. For example, trade preferences extended by the United States to Malaysia in recent years were not renewed in 1997. Moreover, the Company is subject to the Foreign Corrupt Practices Act (the "FCPA"), which may place the Company at a competitive disadvantage to foreign companies that are not subject to the FCPA. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     RISKS RELATING TO THE PRC. The Company's operations and assets are subject to significant political, economic, legal and other uncertainties in the PRC, where the Company maintains a substantial amount of its manufacturing operations. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Despite progress in developing its legal system, the PRC does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors.

     The Company could also be adversely affected by the imposition of austerity measures intended to reduce inflation, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC. If the Company determines that it is necessary to relocate the Company's manufacturing facilities from the PRC and is unable to so, due to confiscation, expropriation, nationalization, embargoes, governmental restrictions or otherwise, the Company would incur substantial operating and capital losses, including losses resulting from business disruption and delays in production. In addition, as a result of a relocation of its manufacturing equipment and certain other assets, the Company would likely incur relatively higher manufacturing costs. A relocation could also adversely affect the Company's revenues if the demand for the Company's products currently manufactured in the PRC decreases due to a disruption in the production and delivery of such products or due to higher prices which might result from increased manufacturing costs. Furthermore, earnings could be adversely affected due to reduced sales and/or the Company's inability to maintain its current margins on the products currently manufactured in the PRC.

     In addition, the PRC currently enjoys most-favored-nation ("MFN") trading status granted by the United States, pursuant to which the United States imposes the lowest applicable tariffs on Chinese exports to the United States. The United States annually reconsiders the renewal of MFN trading status for the PRC. No assurance can be given that the PRC's MFN trading status will be renewed in the future years. If MFN status for goods produced in the PRC were removed, there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured by the Company, which would have a material adverse impact on the Company's revenues and earnings.

     Durable is incorporated in Hong Kong and its executive sales offices and its senior executives are located or reside there. The Company also conducts significant trading activities through subsidiaries incorporated in Hong Kong, which may be influenced by the changing political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a Special Administrative Region. There can be no assurance that the transfer of sovereignty over Hong Kong will not have a material adverse effect on the Company's business, financial condition and results of operations.

     RISKS RELATING TO MEXICO. The Mexican government exercises significant influence over many aspects of the Mexican economy. Accordingly, the actions of the Mexican government concerning the economy could have a significant effect on private sector entities in general and the Company in particular. In addition, during the 1980s and 1990s, Mexico experienced periods of slow or negative growth, high inflation, significant devaluations of the peso and limited availability of foreign exchange. As a result of the Company's reliance upon and pending acquisition of manufacturing facilities in Mexico, economic conditions in Mexico could adversely affect the Company's business, financial condition and results of operations.

CURRENCY FLUCTUATIONS

     While the Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a portion of the Company's costs, such as payroll, rent and indirect operations costs, are denominated in other currencies, such as Chinese renminbi, Hong Kong dollars and Mexican pesos. Changes in the relation of these and other currencies to the U.S. dollar will affect the Company's cost of goods sold and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted.

     The Company uses forward exchange contracts to reduce fluctuations in foreign currency cash flows related to third party raw material and other operating purchases. The purpose of the Company's foreign currency management activity is to reduce the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. At March 31, 1998, Windmere-Durable had outstanding $23.0 million in forward contracts to purchase Hong Kong dollars. A deposit of $500,000 is held by the issuer as collateral on the contracts. There can be no assurance that the Company's foreign currency management activity will be effective in offsetting the foregoing currency risks.

     The Company's manufacturing subsidiary, Durable, uses the Hong Kong dollar as its functional currency. The Hong Kong dollar has historically been "pegged" to a fixed exchange rate vis-a-vis the U.S. dollar. If the Hong Kong dollar were to be significantly devalued against the U.S. dollar and the exchange rate allowed to fluctuate, the Company could experience significant changes in its currency translation account which would impact the Company's future comprehensive income.

     Upon the approval of the MFCC, the Company will acquire the Queretaro property and related assets from The Black & Decker Corporation. However, pending such approval, the Company will purchase from The Black & Decker Corporation products manufactured at the Queretaro facility under the terms of a manufacturing agreement between the Company and The Black & Decker Corporation (the "Manufacturing Agreement") described below. Because the operations of such facilities are primarily peso-denominated and the revenues derived from products manufactured at such facilities are primarily dollar-denominated, the Company is subject to currency fluctuations while operating under the Manufacturing Agreement as well as when, and if, the Company completes the acquisition of the Queretaro property. The December 1994 devaluation of the peso had a number of effects on the Mexican economy that adversely affected the financial condition of businesses in Mexico. The devaluation caused the peso value of dollar denominated indebtedness associated with businesses in Mexico to increase significantly, and also greatly increased the rate of inflation, resulting in a sharp rise in nominal interest rates on peso-denominated financing. In addition, recent changes in the peso/dollar exchange rate caused HPG to recognize a substantial increase in production costs in 1999. There can be no assurance that the peso to dollar foreign exchange rate will not be volatile in the future and that financial markets will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TRADEMARKS

     As part of the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil) and the Caribbean under a licensing arrangement with a minimum term of six and one-half years. For the first five years, the license will be on a royalty-free basis. Renewals, if mutually agreed upon, will be at specified minimum royalty payments. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company believes that its rights in owned and licensed names is a significant part of the Company's business and that its ability to create demand for its products is dependent to a large extent on its ability to exploit these trademarks. There can be no assurance as to the breadth or degree of protection that these trademarks may afford the Company, or that the Company will be able to successfully exploit its trademarks in the future. Any inability to do so, particularly with respect to names in which the Company has made significant capital investments, including the Black & Decker(R), Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM) brand names, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the Company's business strategy is heavily dependent upon the use of brand names, adverse publicity with respect to products that are not sold by the Company, but bear the brand names used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations, notwithstanding the fact that the products at issue are different from those sold by the Company. See "Business -- Intellectual Property."

PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

     As a result of the HPG Acquisition, the Company now manufactures products with features for which the Company has filed or obtained licenses for patents and design registrations in the United States and in several foreign countries. With respect to the Company's applications for patents, there can be no assurance that any patents will be obtained. If obtained, there can be no assurance that any patents will afford the Company commercially significant protection of its technologies or that the Company will have adequate resources to enforce its patents. Patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it will be the first creator of inventions covered by any patent application it makes or the first to file patent applications on such inventions.

     Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with the Company's ability to make and sell its products. The Company has not conducted an independent review of patents issued to third parties. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other parties will not assert infringement claims against the Company or that such claims will not be successful. There can also be no assurance that competitors will not infringe on any patents obtained by the Company. Defense and prosecution of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its products.

     The Company also relies on unpatented proprietary technology and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology. If the Company is unable to maintain the proprietary nature of its technologies, the Company's business, financial condition and results of operations could be materially adversely affected. See "-- Dependence on Trademarks" and "Business -- Intellectual Property."

RISKS ASSOCIATED WITH INTEGRATION OF THE BLACK & DECKER HOUSEHOLD PRODUCTS GROUP

     There can be no assurance that the Company will successfully integrate the recently acquired business operations of the Black & Decker Household Products Group with the Company's pre-existing business operations. The full benefits of a business combination of the Company and the Black & Decker Household Products Group will require the integration of administrative, finance, purchasing, engineering, product research and development, sales and marketing organizations; the coordination of production efforts; and the implementation of appropriate operational, financial, and management systems and controls. If the Company fails to successfully integrate the operations of Windmere-Durable and the Black & Decker Household Products Group, or if anticipated cost savings are not as substantial as the Company expects, the Company's business, results of operations and financial condition would be materially adversely affected. The Unaudited Pro Forma Combined Financial Information contains certain adjustments relating to the integration of the Black & Decker Household Products Group. Although these adjustments are based upon available information and certain assumptions the Company considers reasonable as of the date of this Prospectus Supplement, actual amounts could differ from those set forth therein, possibly to a material extent. Moreover, no assurance can be given that the anticipated impact of the integration of the Black & Decker Household Products Group upon the Company's financial condition and results of operations as presented in such pro forma information will be as presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Financial Information."

RISKS ASSOCIATED WITH THE COMPANY'S REPOSITIONING PROGRAM

     On June 23, 1998, the Company announced that, in connection with its acquisition of the Black & Decker Household Products Group, it will embark upon the Repositioning Program. The Repositioning Program is designed to help the Company integrate the operations of HPG and Windmere-Durable. As part of the Repositioning Program, the Company has decided to exit certain personal care and other non-core, low-margin product lines in order to free manufacturing capacity for the production of higher margin product lines, including those related to product lines acquired in the HPG Acquisition. The Company expects the discontinuation of these product lines to result in savings of approximately $3.5 million annually by the year 2000. As a result of the Repositioning Program, the Company will incur a one-time charge of approximately $11.4 million in the second quarter of 1998. This charge is primarily non-cash, and consists of: (i) $6.0 million of inventory write-downs; (ii) $2.7 million of goodwill, tooling and other write-offs; and (iii) $2.7 million of HPG integration costs. The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. There can be no assurance that the expected cost savings will be realized in the amounts and in the periods anticipated by the Company, or at all, or that the costs of the Repositioning Program will not exceed the Company's expectations, and any such failure could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Overview."

COST AND AVAILABILITY OF RAW MATERIALS

     Since Durable is a vertically integrated manufacturer, its raw materials primarily consist of metals and plastics such as aluminum, copper, polypropylene and polycarbonate. Because the majority of these materials are commodity based, they are available from at least two and as many as nine or more independent suppliers. The Company is not dependent on any single foreign source for such materials. In addition, the Company typically enters into up to one-year forward supply agreements for certain materials. However, there can be no assurance that the Company will not, from time to time, experience interruptions of supply in the future. In addition, there can be no assurance that such sources will continue to provide raw materials to the Company at attractive prices, or at all, or that the Company will be able to obtain such raw materials in the future from these or other providers on the scale and within the time frames required by the Company. Any failure to obtain such raw materials on a timely basis at an affordable cost or any significant delays or interruptions of supply, would have a material adverse effect on the Company's business, financial condition and results of operations.

CERTAIN RISKS ASSOCIATED WITH THE ACQUISITION OF THE QUERETARO PROPERTY

     Pursuant to the terms of the HPG Acquisition, the Company will acquire the Queretaro property and related assets. However the acquisition of the Queretaro property cannot be completed without review and approval by the MFCC. Pending such review and approval, the Company and The Black & Decker Corporation have entered into the Manufacturing Agreement covering the purchase by the Company of products manufactured at the Queretaro property. There can be no assurance that the MFCC will approve the acquisition of the Queretaro property by the Company. Furthermore, there can be no assurance that during the term of the Manufacturing Agreement The Black & Decker Corporation will operate the plant and other facilities at the Queretaro property in such a manner as to assure timely delivery of products and components of adequate quality and in sufficient quantity to meet the Company's requirements. See "Business -- Manufacturing, Raw Materials and Imports."

RELIANCE UPON CERTAIN CUSTOMERS

     The Company is dependent on certain of its principal customers. On a pro forma basis, after giving effect to the Transactions, Wal-Mart Stores, Inc. ("Wal-Mart") and Kmart would have accounted for approximately 14% and 6%, respectively, of the Company's 1997 net sales, and the top ten customers of the Company would have accounted for approximately 44% of the Company's 1997 net sales. Although the Company has long-established relationships with many of its customers, the Company and its affiliates do not have any long-term supply contracts with them, other than the Kmart Agreements between each of Salton or Newtech, on the one hand, and Kmart, on the other hand. A decrease in business from any of its major customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

DEPENDENCE ON KMART AGREEMENTS

     In January 1997, Salton and Newtech entered into their respective Kmart Agreements for Kmart to purchase, distribute, market and sell certain products under the White-Westinghouse(R) brand name licensed to Salton and Newtech by WCI. Kmart is the exclusive discount department store to market these White-Westinghouse(R) products. Under the terms of the Kmart Agreements, Salton and Newtech will supply Kmart, either through the Company or through other manufacturers, with a broad range of small electrical appliances, consumer electronics and telephone products under the White-Westinghouse(R) brand name. Kmart also has the option to procure manufacture of the products subject to the Kmart Agreements from other manufacturers. No assurance can be given that Kmart will continue to allocate the manufacturing of such products to Salton and Newtech or that Salton will continue to use the Company as its manufacturer under the Kmart Agreements. The Company has entered into an agreement guaranteeing the performance of Salton and Newtech under the Kmart Agreements. If either Salton or Newtech were to fail to perform their obligations under their respective Kmart Agreement, there can be no assurance that the Company would be able to satisfactorily perform the obligations of Salton and/or Newtech under the time periods set forth in the Kmart Agreements.

     The initial term of the Kmart Agreements is through June 30, 2004; however, such agreements allow for termination prior to such time for specified reasons, including (i) in the case of Salton, the termination of Newtech's Kmart Agreement, (ii) in the case of Newtech, the termination of Salton's Kmart Agreement, and (iii) without cause after June 30, 2003, by giving advance written notice. Furthermore, the Kmart Agreements allow Kmart to terminate the contracts on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of the Kmart Agreements, whether relating to any or all products. Although the Trademark Litigation (as defined in the next paragraph) was pending prior to the execution of the Kmart Agreements, if Kmart were to view the Trademark Litigation as a claim which it reasonably believes would impair its ability to receive the benefits of the Kmart Agreements, it could terminate the Kmart Agreements. During 1997, Kmart purchased approximately $214.0 million of merchandise from Salton and Newtech pursuant to the Kmart Agreements, which accounted for approximately 22% and 76%, respectively, of their net sales. The termination of the Kmart Agreements, or any significant modification thereof, could have a material adverse effect on the Company's business, financial condition and results of operations.

TRADEMARK LITIGATION

     In November 1996, WCI filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation ("CBS")) in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere-Durable, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court (the "Trademark Litigation"). CBS seeks an injunction prohibiting Salton, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the transaction documents, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in Salton and Newtech being limited in further use of the White-Westinghouse(R) name and in termination or significant modification of the Kmart Agreements, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under an indemnification agreement among WCI, Kmart and Windmere-Durable, although there can be no assurance that the parties to the indemnification agreement will agree on the scope of the indemnity, or that any such indemnity payment which may become due to the Company will be paid fully or in timely fashion or at all.

     Related proceedings have also been commenced before the Trademark Trial and Appeal Board (the "Trademark Board") of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that these proceedings before the

Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings."

COMPETITION

     The small household appliance industry is characterized by intense competition. Competition is based upon price and quality, as well as innovation in the design of new products and replacement models and in marketing and distribution approaches. The Company competes with domestic and international companies, some of which have substantially greater financial and other resources than those of the Company. The Company believes that its future success will depend upon its ability to develop and produce reliable products which incorporate developments in technology and satisfy consumer tastes with respect to style and design and its ability to market a broad offering of such products in each applicable category at competitive prices. No assurance can be given that the Company will be able to successfully compete on the basis of these factors in the future. See "Business -- Competition."

INTERESTS IN AFFILIATES

     The Company shares in the profits of companies in which its ownership interest is less than 100%, including Salton and Newtech. In addition, the Company manufactures products for Salton. Prices that the Company is able to charge Salton are based on negotiations which occur from time to time. No assurance can be given that the Company and Salton will continue to agree on prices. In addition, no assurance can be given that the Company will continue to retain equity interests in such companies, or that the existing value of such interests will not change. Salton has announced its election to exercise its option to purchase the Company's 6,535,072 shares of Salton's common stock. If Salton consummates the purchase of the Company's equity interest in Salton, the Company would no longer be affiliated with Salton and, as a result, the Company's ability to continue to negotiate prices with Salton or make sales to Salton (including pursuant to Salton's Kmart Agreement) or its customers could be adversely affected. See "Business -- Interests in Affiliates."

DEPENDENCE ON KEY PERSONNEL

     The Company's business is managed by a number of key personnel (including members of the management team of the newly-acquired Black & Decker Household Products Group), the loss of any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as the Company's business develops and expands, the Company believes that its future success will depend greatly on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by the Company or that the Company will be able to attract and retain qualified personnel in the future. Failure by the Company to retain or attract such key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

SEASONALITY OF BUSINESS

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. Both Windmere-Durable and the Black & Decker Household Products Group have historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for such companies' products in the late summer for "back-to-school" sales and in the fall for holiday sales. This seasonality has also resulted in additional interest expense to Windmere-Durable during the third and fourth quarters of each fiscal year due to an increased need to borrow funds to maintain sufficient working capital to finance such increased demand during such periods. Lower revenues than expected by the Company in the third and fourth quarters or the inability to service additional interest expense due to increased borrowings could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Seasonality."

RETAIL INDUSTRY

     The Company sells its products to retailers, including mass merchandisers, department stores, catalog showrooms and wholesale clubs. Retail sales depend, in part, on general economic conditions, and a significant decline in such conditions could have a negative impact on sales by retailers of the type of products offered by the Company. A significant deterioration in the financial condition of the Company's major customers, or in the retail environment in general, could have a material adverse effect on the Company's sales and profitability. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis which requires the Company to shorten its lead time for production in certain cases and more closely anticipate demand, which could in the future require the carrying of additional inventories by the Company.

PRODUCT LIABILITY

     Any defects in the Company's products that result in personal injury could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains insurance to cover such risks; however, there can be no assurance that the Company will be able to obtain such insurance on acceptable terms in the future, if at all, or that the coverage in certain events will be adequate or will be available to insure against all product liability claims.

GOVERNMENT REGULATION

     In the United States, Latin America, Canada and Europe, most federal, state, provincial and local authorities require Underwriters Laboratory, Inc. or other safety regulation certification prior to marketing electrical appliances in those jurisdictions for the jurisdictions in which such products are marketed. All of the non-professional salon appliances currently marketed by the Company have such certifications. There can be no assurance that the Company's products, or additional electrical appliances which may be developed by the Company, will meet such specifications. Certain of the products sold by the Company in the United States are also subject to the cosmetic purity and labeling provisions of the Fair Packaging and Labeling Act. A determination that the Company is not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

ENVIRONMENTAL REGULATION

     The Company's business operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations. No assurance can be given that future changes either in such laws, regulations or interpretations thereof or in the nature of the Company's operations will not require the Company to make significant additional capital expenditures in order to effect compliance. See "Business -- Environmental Matters."

EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS; RIGHTS PLAN

     Certain provisions of Florida law and the Company's Amended and Restated Articles of Incorporation (the "Amended Articles") may deter or frustrate a takeover attempt of the Company that a shareholder might consider in his or her best interest. The Company is subject to the "affiliated transactions" and "control share acquisition" provisions of the Florida Business Corporation Act. The Company's Amended Articles require, subject to certain exceptions, that certain transactions between the Company and an Interested Stockholder (as defined therein) be approved by the holders of at least 80% of the voting shares of the Company entitled to vote generally in the election of directors. In addition, certain provisions of the Company's Amended Articles or By-laws, among other things, provide that (i) any action required or permitted to be taken by the shareholders of the Company may be effected only at an annual or special meeting of shareholders, and not by written consent of the shareholders, (ii) the annual meeting of shareholders shall be held on such date and at such time fixed from time to time by the Board of Directors, provided that there shall be an annual meeting held every calendar year, (iii) any special meeting of the shareholders may be called only by the written request of the Chairman of the Board, the President, a majority of the Board of Directors, or the holders of not less than 10% of all the shares entitled to vote at such special meeting,
(iv) an advance notice procedure must be followed for nominations of directors and for other shareholder proposals to be considered at annual shareholders' meetings and (v) the Company's Board of Directors be divided into three classes, each of which serves for different three-year periods.

     In March 1995, Windmere-Durable implemented a Common Stock Purchase Rights Plan and distributed one right (a "Right") for each share of its Common Stock outstanding. The Rights are not exercisable or transferable, apart from the Company's Common Stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15% or more of the Company's Common Stock (which threshold may, under certain circumstances, be reduced to 10%) or announces a tender or exchange offer to acquire such percentage of the Company's Common Stock. Each Right entitles the holder to purchase one quarter of one share of Common Stock at an exercise price of $25.00 per full share and contains provisions that entitle the holder, in the event of specific transactions, to purchase Common Stock of the Company or any acquiring or surviving entity at one-half of market price as determined under the terms of the Rights Agreement. The Rights will expire in March 2005, unless previously exercised or redeemed at the option of the Company for $.00001 per Right.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Senior Credit Facilities and the Indenture contain certain covenants that restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, enter into sale-leaseback transactions, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. Certain key elements of the Company's business strategy, including the incurrence of additional debt, are restricted by the terms of the Senior Credit Facilities and the Indenture. The Company may need to obtain the consent of the lenders under the Senior Credit Facilities and the holders of the Notes before entering into these and other prohibited or restricted transactions, limiting the Company's flexibility in planning for, and reacting to, changes in business conditions. The Senior Credit Facilities also require the Company to maintain specified financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Senior Credit Facilities or the Indenture. Upon the occurrence of an event of default under the Senior Credit Facilities or the Indenture, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Senior Credit Facilities, if the Company were unable to repay those amounts, the lenders thereunder could proceed against any collateral granted to them to secure that indebtedness. If indebtedness under the Senior Credit Facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. See "Description of Certain
Indebtedness -- Senior Credit Facilities" and "--      % Senior Subordinated
Notes due 2008."

DIVIDENDS

     The Company currently intends to retain all earnings, if any, for the operation and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Senior Credit Facilities and the Indenture under which the Notes will be issued restrict the declaration and payment of cash dividends by the Company on the Common Stock, unless the Company complies with certain minimum financial covenants. Any future determination as to the payment of cash dividends by the Company on its Common Stock will be at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company, any restrictions under credit agreements existing from time to time, and such other factors as the Board of Directors may deem relevant. See "Dividend Policy."

RISKS RELATING TO YEAR 2000

     The Company uses a significant number of computer software programs and operating systems across its entire organization, including applications used in financial business systems, manufacturing, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, modification or replacement of such applications will be necessary. The Company is in the process of reviewing its computer systems and programs to identify those that are not Year 2000 compliant. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. No assurance can be given that all of the Company's systems, the systems of acquired businesses, and those of significant customers and suppliers, will be Year 2000 compliant and that the failure to achieve Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

SHARES ELIGIBLE FOR FUTURE SALE

     After giving effect to the Common Stock Offering, and based on the number of shares of Common Stock outstanding as of June 23, 1998, the Company will have approximately 21,836,461 shares of Common Stock outstanding. Of such shares, 19,164,437 shares of Common Stock will be freely tradable without restriction or further registration under the Securities Act. The remaining 2,672,024 shares of Common Stock are "restricted securities" as defined in Rule 144 promulgated under the Securities Act, and may only be sold in the public market if such shares are registered under the Securities Act or sold in accordance with Rule 144 or another exemption from registration under the Securities Act. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options), or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock. If such sales reduce the market price of the Common Stock, the Company's ability to raise additional capital in the equity markets could be adversely affected. Each of the Company, its directors and certain of the Company's executive officers has agreed that, without the written consent of NationsBanc Montgomery Securities LLC, on behalf of the Underwriters, it will not offer, sell, contract to sell or otherwise dispose of any Common Stock, or any securities convertible into, or exercisable or exchangeable for, Common Stock for a period of 120 days after the date of this Prospectus Supplement.

                           CONCURRENT NOTES OFFERING

     Concurrently with the Common Stock Offering, the Company is publicly
offering $125.0 million in aggregate principal amount of its      % Senior
Subordinated Notes due 2008. Consummation of each of the Common Stock Offering and the Notes Offering is contingent upon consummation of the other. The Notes will be issued under the Indenture between the Company, the Subsidiary Guarantors (as defined in the Indenture) and State Street Bank and Trust Company, as Trustee. The Notes will be subordinated to the Senior Credit Facilities and other existing and future Senior Debt (as defined in the Indenture) of the Company and will rank on parity with all other senior subordinated indebtedness of the Company. For certain additional terms of the Notes, and for certain terms of the Indenture, see "Description of Certain
Indebtedness --      % Senior Subordinated Notes due 2008."

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are estimated to be $215.7 million, after deducting underwriting discounts and estimated expenses of the Offerings ($230.0 million if the Underwriters' over-allotment option related to the Common Stock Offering is exercised in full). Consummation of each of the Common Stock Offering and the Notes Offering is contingent upon consummation of the other. The Company intends to use the net proceeds of the Offerings to repay all outstanding indebtedness under the Senior Subordinated Loans and the Tranche C Term Loan, and a portion of the indebtedness under the Senior Secured Revolving Credit Facility.

     The following table sets forth the estimated sources and uses of funds from the Offerings (in millions of dollars):

SOURCES OF FUNDS                                                   USES OF FUNDS
----------------                                                   -------------
Notes Offering......................  $125.0          Repayment of Senior Subordinated
Common Stock Offering...............   100.0            Loans(1)..........................  $185.0
                                      ------          Repayment of Tranche C Term Loan....    20.0
                                                      Repayment of Senior Secured
     Total..........................  $225.0            Revolving Credit Facility(1)(2)...    10.7
                                      ======          Transaction Costs(3)................     9.3
                                                                                            ------
                                                           Total..........................  $225.0
                                                                                            ======

---------------
(1) Affiliates of one of the Underwriters are lenders under the Senior Subordinated Loans and the Senior Credit Facilities and will receive a majority of the proceeds of the Offerings. See "Underwriting."

(2) The $10.7 million repayment of the Senior Secured Revolving Credit Facility is calculated based on borrowing levels as of March 31, 1998. Actual borrowings under the Senior Secured Revolving Credit Facility at closing of the HPG Acquisition was $7.0 million instead of the expected $12.9 million (assumed in this Prospectus Supplement) due to a reduction in outstanding indebtedness under the revolving credit facility prior to the HPG Acquisition. As a result, if there were no additional borrowings under the Senior Secured Revolving Credit Facility prior to the consummation of the Offerings, the Company would realize $3.7 million of excess proceeds. Should the borrowings under the facility fluctuate prior to the consummation of the Offerings, excess proceeds to the Company will change accordingly. See "Consolidated Capitalization."

(3) Includes underwriting discounts and expenses related to the Offerings.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the NYSE under the symbol "WND." The following table sets forth, for each of the quarterly periods indicated, the high and low sale prices of the Common Stock as reported on the NYSE and the dividends paid per share.

                                                                                CASH
YEAR                                                     HIGH        LOW      DIVIDENDS
----                                                   --------    -------    ---------
1996
  First Quarter......................................  $11.00      $ 6.88       $0.05
  Second Quarter.....................................   14.75        9.63        0.05
  Third Quarter......................................   15.38       11.25        0.05
  Fourth Quarter.....................................   16.75       12.63        0.05
                                                                                -----
                                                                                $0.20
                                                                                =====
1997
  First Quarter......................................  $14.63      $12.00       $0.05
  Second Quarter.....................................   16.56       12.88        0.05
  Third Quarter......................................   24.13       16.25          --
  Fourth Quarter.....................................   26.69       19.63          --
                                                                                -----
                                                                                $0.10
                                                                                =====
1998
  First Quarter......................................  $29.38      $20.00          --
  Second Quarter (through June 22, 1998).............   34.44       24.50          --

     On June 25, 1998, the last reported sale price of the Common Stock on the NYSE was $32.875 per share. As of June 23, 1998, Windmere-Durable had approximately 1,287 holders of record of its Common Stock.

                                DIVIDEND POLICY

     In August 1997, the Company's Board of Directors re-evaluated its dividend policy in light of the Company's strategic repositioning for growth and the resultant cash requirements and eliminated the Company's quarterly cash dividend. The Company currently intends to retain all earnings, if any, for the operation and development of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Any future determination as to the payment of cash dividends by the Company on its Common Stock will be at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, the financial condition and prospects of the Company, any restrictions under credit agreements existing from time to time, and such other factors as the Board of Directors may deem relevant. In addition, the Senior Credit Facilities and the Indenture under which the Notes will be issued restrict the declaration and payment of cash dividends by the Company on the Common Stock, unless the Company complies with certain minimum financial covenants. See "Risk
Factors -- Dividends."

                          CONSOLIDATED CAPITALIZATION

     The following table sets forth as of March 31, 1998: (i) the historical consolidated capitalization of Windmere-Durable; (ii) the pro forma consolidated capitalization of the Company, giving effect to the HPG Acquisition, the borrowings under the Senior Subordinated Loans and the Senior Credit Facilities and the repayment of certain indebtedness of the Company; and (iii) the pro forma consolidated capitalization of the Company, as adjusted to give effect to the Transactions and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Combined Financial Information," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                     MARCH 31, 1998
                                                       -------------------------------------------
                                                                                      PRO FORMA
                                                        ACTUAL     PRO FORMA(1)     AS ADJUSTED(2)
                                                       --------    -------------    --------------
                                                                (UNAUDITED, IN THOUSANDS)
DEBT
  Short-term debt....................................  $ 48,817      $  9,002          $  9,002
  Long-term debt:
     Loans payable...................................    15,866         4,000             4,000
     Senior Credit Facilities........................        --       197,881           167,157
          % Senior Subordinated Notes due 2008.......        --            --           125,000
     Senior Subordinated Loans.......................        --       185,000                --
                                                       --------      --------          --------
          Total long-term debt.......................  $ 15,866      $386,881          $296,157
                                                       --------      --------          --------
          Total debt.................................  $ 64,683      $395,883          $305,159
                                                       ========      ========          ========
STOCKHOLDERS' EQUITY
  Common Stock as adjusted, $.10 par value (40,000
     shares authorized; 18,722 shares issued and
     outstanding; 21,763 shares issued and
     outstanding as adjusted)(2).....................  $  1,872      $  1,872          $  2,176
  Special Preferred Stock, $.01 par value (40,000
     shares authorized; no shares issued and
     outstanding)....................................        --            --                --
  Paid-in capital....................................    40,668        40,668           134,837
  Retained earnings..................................   150,223       150,223           150,223
  Unrealized foreign currency translation
     adjustment......................................    (1,080)       (1,080)           (1,080)
                                                       --------      --------          --------
          Total stockholders' equity.................  $191,683      $191,683          $286,156
                                                       --------      --------          --------
          Total capitalization.......................  $256,366      $587,566          $591,315
                                                       ========      ========          ========

---------------
(1) Reflects: (i) the HPG Acquisition; (ii) borrowings of $185,000 under the Senior Subordinated Loans; (iii) borrowings of $197,881 under the Senior Credit Facilities; and (iv) the payment in full of the $39,000 line of old credit balance, the $10,847 Salton note payable and $1,834 of industrial development bonds.

(2) Reflects: (i) the HPG Acquisition; (ii) the issuance and sale of 3,041 shares of Common Stock at an estimated offering price of $32.875 per share in the Common Stock Offering, net of underwriting discounts and estimated
    expenses; (iii) the issuance and sale of $125,000 of      % Senior
    Subordinated Notes due 2008 in the Notes Offering, net of underwriting discounts and estimated expenses; and (iv) the repayment of $185,000 of outstanding indebtedness under the Senior Subordinated Loans, $20,000 of outstanding indebtedness under the Tranche C Term Loan and $10,724 of outstanding indebtedness under the Senior Secured Revolving Credit Facility.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following Unaudited Pro Forma Combined Financial Information gives effect to the consummation of the HPG Acquisition (accounted for as a purchase for financial accounting purposes), the Offerings and the borrowings under the Senior Credit Facilities, in each case as if it or they had been consummated:
(i) on March 31, 1998, in the case of the Unaudited Pro Forma Combined Balance Sheet; and (ii) on January 1, 1997, the first day of Windmere-Durable's 1997 fiscal year, in the case of the Unaudited Pro Forma Combined Statements of Operations for the fiscal year ended December 31, 1997 and the three months and twelve months ended March 31, 1998.

    The following Unaudited Pro Forma Combined Financial Information is presented for illustrative purposes only and does not purport to be indicative of the Company's actual financial position or results of operations as of the date hereof, or as of or for any other future date, and is not necessarily indicative of what the Company's actual financial position or results of operations would have been had the Transactions been consummated on the above-referenced dates, nor does it give effect to (i) any transactions other than the Transactions and those described in the Notes to the Unaudited Pro Forma Combined Financial Information or (ii) Windmere-Durable's or HPG's results of operations since March 31, 1998. The pro forma financial information is based on the HPG Acquisition including the closing of the acquisition of the Mexican assets (which is considered probable but still subject to MFCC clearance). Until such closing takes place, the plant will supply product under the Manufacturing Agreement which is expected to yield operating results for the Company in respect of such assets and operations substantively equivalent to the results reflected in the accompanying pro forma financial statements, which assume completion of the acquisition of the Mexican assets. Although the following Unaudited Pro Forma Combined Financial Information for the twelve months ended March 31, 1998 gives effect to $6.9 million in payroll savings from work force reductions and $12.7 million from annual cost reductions resulting from the HPG Acquisition, it does not give effect to an additional $40.0 million to $50.0 million of estimated annual cost savings expected by the Company's management to be achieved over time following consummation of the HPG Acquisition. The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. See "Risk Factors -- Risks Associated with the Integration of the Black & Decker Household Products Group" and "-- Risks Associated with the Company's Repositioning Program."

    The following Unaudited Pro Forma Combined Financial Information is based upon the historical financial data of Windmere-Durable and the Black & Decker Household Products Group and should be read in conjunction with the information appearing in "Use of Proceeds," "Consolidated Capitalization," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, and other financial data included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In the preparation of the following Unaudited Pro Forma Combined Financial Information, it has been generally assumed that the historical value of HPG's assets and liabilities approximates the fair value thereof (except as described in the accompanying Notes to Unaudited Pro Forma Combined Financial Information), as an independent valuation has not been completed. The Company will be required to determine the fair value of the assets and liabilities of the Black & Decker Household Products Group (including intangible assets) following the closing of the HPG Acquisition. Although such determination of fair value is not presently expected to result in values that are materially greater or less than the values assumed in the preparation of the following Unaudited Pro Forma Combined Financial Information, there can be no assurance with respect thereto.

    The Unaudited Pro Forma Combined Balance Sheet at March 31, 1998 is based upon Windmere-Durable's financial position at March 31, 1998 and upon the Black & Decker Household Products Group's financial position at March 29, 1998. The Unaudited Pro Forma Combined Statement of Operations for the fiscal year ended December 31, 1997 is based upon Windmere-Durable's result of operations for its fiscal year ended December 31, 1997 and upon the Black & Decker Household Product Group's results of operations for its fiscal year ended December 31, 1997. The Unaudited Pro Forma Combined Statements of Operations for the three months and twelve months ended March 31, 1998 are based upon Windmere-Durable's and HPG's results of operations for the three months and twelve months ended March 31, 1998.

    The small household appliance industry is seasonal in nature, with a higher proportion of sales and earnings usually being generated in the third and fourth quarters of the fiscal year than in other periods. Because of this seasonality and other factors, many of which are beyond the Company's control, results of operations for interim periods are not necessarily indicative of results of operations for an entire fiscal year. See "Risk Factors -- Seasonality of Business."

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                 BALANCE SHEET
                                 MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Cash and cash equivalents..............      $  2,491        $     --     $               $  2,491
Accounts receivable, net...............        38,506          65,492                      103,998
Receivables from affiliates............        17,303              --                       17,303
Inventory..............................        99,769          61,037                      160,806
Prepaid expenses.......................         7,032           5,236                       12,268
Future tax benefits....................         3,950              --                        3,950
Refundable income taxes................         1,274              --                        1,274
                                             --------        --------                     --------
          Total current assets.........       170,325         131,765                      302,090
Investment in affiliates...............        43,699              --                       43,699
Notes receivable from affiliate........         7,872              --                        7,872
Property, plant and equipment..........        38,009          63,738       (15,018)(1)     86,729
Other assets...........................        13,766          16,565        15,800(2)      30,131
                                                                            (16,000)(1)
Intangible assets......................            --          22,525       (22,525)(1)
                                                                            219,991(1)     219,991
                                             --------        --------     ---------       --------
          Total assets.................      $273,671        $234,593     $ 182,248       $690,512
                                             ========        ========     =========       ========
Notes and acceptances payable..........      $ 45,451        $     --     $ (39,000)(2)   $  6,451
Current portion of long-term debt......         3,365              --          (814)(2)      2,551
Accounts payable and accrued
  expenses.............................        16,110          65,246        10,000(1)      91,684
                                                                                328(1)
Deferred income, current portion.......           165              --                          165
                                             --------        --------     ---------       --------
          Total current liabilities....        65,091          65,246       (29,486)       100,851
Long-term debt.........................        15,866              --       280,291(2)     296,157
Deferred income/other liabilities......         1,031          33,713       (27,396)(1)      7,348
Net assets.............................                       135,634      (135,634)(3)         --
Common stock...........................         1,872              --           304(2)       2,176
Paid-in capital........................        40,668              --        94,169(2)     134,837
Currency translation adjustment........        (1,080)             --                       (1,080)
Retained earnings......................       150,223              --                      150,223
                                             --------        --------     ---------       --------
          Total stockholders' equity...       191,683         135,634       (41,161)       286,156
                                             --------        --------     ---------       --------
          Total liabilities and
            stockholders' equity.......      $273,671        $234,593     $ 182,248       $690,512
                                             ========        ========     =========       ========

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Sales..................................      $261,885        $402,928     $               $664,813
Cost of goods sold.....................       197,507         289,423       (1,130)(4)     485,800
                                             --------        --------     --------        --------
Gross profit...........................        64,378         113,505        1,130         179,013
Gross profit %.........................          24.6%           28.2%                        26.9%
Selling, general, and administrative
  expenses.............................        50,349         104,736       (6,168)(4)     146,372
                                                                            (6,080)(5)
                                                                             7,773(6)
                                                                             2,431(7)
                                                                            (1,250)(8)
                                                                              (812)(9)
                                                                            (2,250)(10)
                                                                               223(11)
                                                                            (2,580)(12)
                                             --------        --------     --------        --------
Operating profit.......................        14,029           8,769        9,843          32,641
Interest expense.......................         3,351              --       23,639(7)       26,990
Interest income........................        (2,727)             --                       (2,727)
Other expense..........................            --             579                          579
                                             --------        --------     --------        --------
Earnings before equity in net earnings
  of affiliates and income taxes.......        13,405           8,190      (13,796)          7,799
Equity in net earnings of affiliates...         7,353              --           --           7,353
Income taxes (benefit).................           923           3,936       (1,895)(13)      2,964
                                             --------        --------     --------        --------
Net earnings...........................      $ 19,835        $  4,254     $(11,901)       $ 12,188
                                             ========        ========     ========        ========
Earnings per share -- diluted..........      $   1.00                                     $   0.53
                                             ========                                     ========
Weighted average shares................        19,776                        3,041(14)      22,817
                                             ========                     ========        ========
OTHER FINANCIAL DATA:
  EBITDA...............................      $ 21,727        $ 26,361                     $ 68,135
  Depreciation and amortization........      $  7,698        $ 18,171                     $ 36,073
  Capital expenditures.................      $ 11,296        $ 16,922                     $ 28,218
  Ratio of total debt to EBITDA........                                                        4.5x
  Ratio of EBITDA to interest
     expense...........................                                                        2.5x

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Sales..................................      $55,394         $ 61,755      $              $117,149
Cost of goods sold.....................       42,511           43,605          (67)(4)      86,049
                                             -------         --------      -------        --------
Gross profit...........................       12,883           18,150           67          31,100
Gross profit %.........................         23.3%            29.4%                        26.5%
Selling, general, and administrative
  expenses.............................       11,706           21,723       (1,317)(4)      32,038
                                                                            (1,520)(5)
                                                                             1,943(6)
                                                                               608(7)
                                                                              (313)(8)
                                                                              (203)(9)

                                                                                56(11)
                                                                              (645)(12)
Restructuring charge...................           --           15,500                       15,500
                                             -------         --------      -------        --------
Operating profit (loss)................        1,177          (19,073)       1,458         (16,438)
Interest expense.......................        1,045               --        5,910(7)        6,955
Interest income........................         (680)              --                         (680)
Other income (expense).................           --              121                          121
                                             -------         --------      -------        --------
Earnings (loss) before equity in net
  earnings of affiliates and income
  taxes................................          812          (18,952)      (4,452)        (22,592)
Equity in net earnings of affiliates...          445               --                          445
Income taxes (benefit).................          121           (3,428)      (5,278)(13)     (8,585)
                                             -------         --------      -------        --------
Net earnings (loss)....................      $ 1,136         $(15,524)     $   826        $(13,562)
                                             =======         ========      =======        ========
Earnings (loss) per share -- diluted...      $  0.06                                      $  (0.58)
                                             =======                                      ========
Weighted average shares................       20,194                         3,041(14)      23,235
                                             =======                       =======        ========
OTHER FINANCIAL DATA:
  EBITDA...............................      $ 3,251         $    575                     $  7,835
  Depreciation and amortization........      $ 2,074         $  4,027                     $  8,652
  Capital expenditures.................      $ 2,671         $  1,873                     $  4,154

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                       TWELVE MONTHS ENDED MARCH 31, 1998
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Sales..................................      $265,867        $399,326     $               $665,193
Cost of goods sold.....................       199,425         285,634         (862)(4)     484,197
                                             --------        --------     --------        --------
Gross profit...........................        66,442         113,692          862         180,996
Gross profit %.........................          25.0%           28.5%                        27.2%
Selling, general and administrative
  expenses.............................        52,358         106,724       (6,037)(4)     150,500
                                                                            (6,080)(5)
                                                                             7,773(6)
                                                                             2,431(7)
                                                                            (1,250)(8)
                                                                              (812)(9)
                                                                            (2,250)(10)
                                                                               223(11)
                                                                            (2,580)(12)
Restructuring charge...................            --          15,500                       15,500
                                             --------        --------     --------        --------
Operating profit (loss)................        14,084          (8,532)       9,444          14,996
Interest expense.......................         3,772              --       23,639(7)       27,411
Interest income........................        (2,931)             --                       (2,931)
Other income (expense).................            --            (380)                        (380)
                                             --------        --------     --------        --------
Earnings before equity in net earnings
  of affiliates and income taxes.......        13,243          (8,912)     (14,195)         (9,864)
Equity in net earnings of affiliates...         8,288              --                        8,288
Income taxes (benefit).................           880           1,309       (5,937)(13)     (3,748)
                                             --------        --------     --------        --------
Net earnings (loss)....................      $ 20,651        $(10,221)    $ (8,258)       $  2,172
                                             ========        ========     ========        ========
Earnings per share -- diluted..........      $   1.04                                     $   0.09
                                             ========                                     ========
Weighted average shares................        19,881                        3,041(14)      22,922
                                             ========                     ========        ========
OTHER FINANCIAL DATA:
  EBITDA...............................      $ 21,970        $ 24,175                     $ 65,793
  Depreciation and amortization........      $  7,886        $ 17,587                     $ 35,677
  Capital expenditures.................      $ 11,966        $ 17,670                     $ 23,636
  Ratio of total debt to EBITDA........                                                        4.6x
  Ratio of EBITDA to interest
     expense...........................                                                        2.4x

        See Notes to Unaudited Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(1) The following adjustments give effect to the HPG Acquisition. The aggregate purchase price paid by Windmere-Durable in connection with the HPG Acquisition is summarized below:

AGGREGATE PURCHASE PRICE: (in thousands)
Cash paid to The Black & Decker Corporation.................  $315,000(a)
Transition/integration costs to be incurred in the HPG
  Acquisition...............................................    10,000(b)
Financial and advisory, investment banking, legal,
  accounting, and other professional fees...................     4,150
                                                              --------
                                                              $329,150
                                                              ========
ALLOCATION OF PURCHASE PRICE:
Aggregate purchase price....................................  $329,150
Less net book value of assets acquired......................   135,634
                                                              --------
Excess of cost over net book value of net assets acquired...   193,516
Adjustments to record assets and liabilities acquired at
  fair market value:
  Other assets..............................................    16,000(c)
  Accrued liabilities.......................................       328(d)
  Other liabilities.........................................   (27,396)(e)
  Goodwill..................................................    22,525(f)
  Fixed assets..............................................    15,018(g)
                                                              --------
                                                                26,475
                                                              --------
Excess of cost over fair market value of net assets
  acquired..................................................  $219,991
                                                              ========

---------------
(a) Includes approximately $27.0 million paid into escrow for purchase of the Queretaro property pending approval by MFCC.

(b) Reflects certain estimated transition and integration costs to be incurred in connection with the HPG Acquisition in accordance with EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination."

(c) Reflects the eliminations of income tax assets of $16,000 which are not being conveyed in the HPG Acquisition under the terms of the asset purchase agreement between Windmere-Durable and The Black & Decker Corporation (the "Purchase Agreement").

(d) Reflects the accrual of $2,500 for unfavorable office and computer leases (idle property) under APB 16, and the elimination of $2,172 of product recall liability accruals related to the recall of HPG's T1000 toaster ovens by the Consumer Products Safety Commission as Windmere-Durable is indemnified for such recall expense under the Purchase Agreement. There can be no assurance, however, that Windmere-Durable will not incur product recall expense in the future.

(e) Reflects the elimination of other postemployment benefit liabilities of $27,396 not assumed by Windmere-Durable.

(f)  Reflects the eliminations of HPG's existing goodwill of $22,525.

(g) Reflects the elimination of HPG's Kuantan, Malaysia fixed assets of $15,018 which are not being conveyed to the buyer under the purchase agreement.

 (2) Reflects the adjustment to record the following:

                                                    SHORT-TERM   LONG-TERM   COMMON   PAID-IN    OTHER
                                          CASH         DEBT        DEBT      STOCK    CAPITAL   ASSETS
                                        ---------   ----------   ---------   ------   -------   -------
       Borrowings under Senior
         Subordinated Loans...........  $ 185,000    $           $ 185,000    $       $         $
       Borrowings under Term Loans....    185,000                  185,000
       Borrowings under new Senior
         Secured Revolving Credit
         Facility.....................     12,882                   12,882
       Repayment of existing credit
         facility.....................    (39,000)    (39,000)
       Repayment of Salton loan.......    (10,847)                 (10,847)
       Repayment of industrial
         development bonds............     (1,834)       (814)      (1,020)
       Issuance of Common Stock, net
         of costs.....................     94,473                              304     94,169
       Debt issuance costs............    (15,800)                                               15,800
       HPG Acquisition cash purchase
         price and expenses...........   (319,150)
            % Senior Subordinated
         Notes due 2008...............    125,000                  125,000
       Repayment of Senior
         Subordinated Loans...........   (185,000)                (185,000)
       Repayment of Tranche C Term
         Loan.........................    (20,000)                 (20,000)
       Repayment of Senior Secured
         Revolving Credit Facility....    (10,724)                 (10,724)
                                        ---------    --------    ---------    ----    -------   -------
                                        $      --    $(39,814)   $ 280,291    $304    $94,169   $15,800
                                        =========    ========    =========    ====    =======   =======

 (3) Reflects the elimination of HPG's equity which will be cancelled upon acquisition.

 (4) Reflects the HPG workforce reductions in 1997 and early 1998 at the plant and corporate office levels resulting in the elimination of 127 positions and savings of $7,298 for the year ended December 31, 1997, $1,384 for the three months ended March 31, 1998, and $6,899 for the twelve months ended March 31, 1998.

 (5) Reflects the reduction of corporate expenses as calculated by comparing the amount paid by HPG to The Black & Decker Corporation prior to the HPG Acquisition to the amount estimated to be incurred on a stand-alone basis which is a savings of $6,080 for the year ended December 31, 1997, $1,520 for the three months ended March 31, 1998, and $6,080 for the twelve months ended March 31, 1998.

 (6) Reflects incremental amortization expense as a result of the excess of cost over fair market value of the net assets acquired (see Note 1) as follows:

                                                                               THREE MONTHS    TWELVE MONTHS
                                            ESTIMATED        YEAR ENDED           ENDED            ENDED
                                           USEFUL LIFE    DECEMBER 31, 1997   MARCH 31, 1998   MARCH 31, 1998
                                         ---------------  -----------------   --------------   --------------
       Amortization of identifiable
         intangible assets.............  6.5 to 12 years       $7,323             $1,831           $7,323
       Amortization of excess of cost
         over fair value of net assets
         acquired......................         40 years       $  450             $  112           $  450

 (7) Reflects an adjustment to record additional interest expense and amortization of debt issuance costs of $26,070 for the year ended December 31, 1997, $6,518 for the three months ended March 31, 1998, and

     $26,070 for the twelve months ended March 31, 1998. An assumed rate of 10.0% per annum is used in connection with the interest expense on the Notes. If the actual interest rate varies by 25 basis points from the assumed rates, pro forma interest expense in connection with the Notes would change by $313 for the year ended December 31, 1997, $78 for the three months ended March 31, 1998 and $313 for the twelve months ended March 31, 1998.

 (8) Reflects the elimination of lease costs in excess of market rates in the amount of $1,250 for the year ended December 31, 1997, $313 for the three months ended March 31, 1998, and $1,250 for the twelve months ended March 31, 1998.

 (9) Reflects the expected future reduction in purchasing costs for the Hong Kong purchasing office under the interim services agreement entered into between Windmere-Durable and The Black & Decker Corporation as part of the HPG Acquisition from the amounts paid by HPG to The Black & Decker Corporation prior to the HPG Acquisition of $812 for the year ended December 31, 1997, $203 for the three months ended March 31, 1998, and $812 for the twelve months ended March 31, 1998.

(10) Reflects the elimination of product recall expense for which The Black & Decker Corporation has indemnified Windmere-Durable under the terms of the Purchase Agreement of $2,250 for the year ended December 31, 1997, $0 for the three months ended March 31, 1998, and $2,250 for the twelve months ended March 31, 1998. There can be no assurance, however, that the Company will not incur product recall expense going forward.

(11) Reflects the agreed upon increase in executive salaries under the new employment agreements which have been or are expected to be entered into of $223 for the year ended December 31, 1997, $56 for the three months ended March 31, 1998, and $223 for the twelve months ended March 31, 1998. See "Management."

(12) Reflects the elimination of the Malaysian plant losses of $2,580 experienced by HPG for the year ended December 31, 1997, $645 for the three months ended March 31, 1998, and $2,580 for the twelve months ended March 31, 1998. The Malaysia facility was not purchased by Windmere-Durable in the HPG Acquisition.

(13) Reflects the income tax benefit related to the effects of the pro forma adjustments based upon an assumed composite income tax rate of 38% or $1,895 for the year ended December 31, 1997, $5,278 for the three months ended March 31, 1998, and $5,937 for the twelve months ended March 31, 1998.

(14) Reflects the shares issued as a result of the Common Stock Offering at an assumed offering price of $32.875 per share.

     EBITDA is earnings (loss) before equity of net earnings of affiliates income taxes plus depreciation expense, amortization expense, net interest expense, and the restructuring charge. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, however, EBITDA should not be considered as an alternative to net earnings as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The Selected Historical Financial Information for Windmere-Durable as of and for each of the five years in the period ended December 31, 1997, and for the Black & Decker Household Products Group as of and for each of the three years in the period ended December 31, 1997, have been derived from Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto and the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, respectively. The Selected Historical Consolidated Financial Information for Windmere-Durable as of and for the three months ended March 31, 1998 and 1997, respectively, is unaudited, but has been prepared on the same basis as Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, which include, in the opinion of management of Windmere-Durable, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of Windmere-Durable for the unaudited interim periods. The Selected Historical Financial Data for the Black & Decker Household Products Group as of and for the three months ended March 29, 1998 and March 30, 1997, respectively, is unaudited, but has been prepared on the same basis as the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, which include, in the opinion of HPG management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of the Black & Decker Household Products Group for the unaudited interim periods. The operating results of Windmere-Durable for the three months ended March 31, 1998 may not be indicative of the operating results of the Company for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                        INFORMATION OF WINDMERE-DURABLE
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                                                                THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                             MARCH 31,
                                ----------------------------------------------------------   -------------------------
                                  1993        1994         1995         1996        1997        1997          1998
                                --------    --------    ----------    --------    --------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales...................  $170,661    $181,112    $  187,777    $197,004    $261,885     $51,412       $55,394
  Cost of sales...............   122,772     132,185       146,907     157,279     197,507      40,593        42,511
                                --------    --------    ----------    --------    --------     -------       -------
  Gross profit................    47,889      48,927        40,870      39,725      64,378      10,819        12,883
  Selling, general and
    administrative expenses...    36,448      35,532        37,625      39,425      50,349       9,697        11,706
  Unusual or non-recurring
    items.....................        --      (7,811)(1)      8,000(2)       --         --          --            --
  Net interest and other
    income....................    (1,368)     (1,834)       (1,983)     (1,075)        624         147           364
  Equity in net earnings
    (loss) of affiliates......      (504)         91          (393)      2,299       7,353        (490)          444
                                --------    --------    ----------    --------    --------     -------       -------
  Earnings (loss) before
    taxes, minority interest
    and extraordinary item....    12,305      23,131        (3,165)      3,672      20,758         485         1,257
  Extraordinary items.........        --          --            --       3,500(3)       --          --            --
  Minority interest expense
    (income)..................     1,203         (1)            --          --          --          --            --
  Provision for taxes
    (benefits)................      (367)(4)    2,595       (1,281)       (279)        923         164           121
                                --------    --------    ----------    --------    --------     -------       -------
  Net earnings (loss).........  $ 11,469    $ 20,537    $   (1,884)   $    451    $ 19,835     $   321       $ 1,136
                                ========    ========    ==========    ========    ========     =======       =======
  Net earnings (loss) per
    share -- basic............  $   0.74    $   1.24    $    (0.11)   $   0.03    $   1.12     $  0.02       $  0.06
                                ========    ========    ==========    ========    ========     =======       =======
    diluted...................  $   0.71    $   1.17    $    (0.11)   $   0.03    $   1.00     $  0.02       $  0.06
                                ========    ========    ==========    ========    ========     =======       =======
  Cash dividends paid per
    share of Common Stock.....  $     --    $   0.15    $     0.20    $   0.20    $   0.10     $  0.05       $    --
OTHER FINANCIAL DATA:
  EBITDA(5)...................  $ 17,147    $ 19,214    $   10,024    $  7,291    $ 21,727     $ 3,008       $ 3,251
  Depreciation and
    amortization..............  $  5,705    $  5,819    $    6,779    $  6,991    $  7,698     $ 1,886       $ 2,074
  Capital expenditures........  $  5,891    $ 10,437    $    8,384    $  8,618    $ 11,296     $ 2,001       $ 2,671
  Ratio of earnings to fixed
    charges(6)................      10.9x       42.9x           --         3.7x        7.0x        1.8x          2.1x

                                                              AS OF DECEMBER 31,
                                           --------------------------------------------------------        AS OF
                                             1993        1994        1995        1996        1997      MARCH 31, 1998
                                           --------    --------    --------    --------    --------    --------------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital........................  $117,961    $129,281    $127,626    $105,565    $106,078       $105,234
  Total assets...........................   180,479     197,124     188,012     237,279     281,847        273,671
  Long-term debt, deferred liabilities
    and minority interest................     9,492       4,932       3,519      20,132      17,144         16,897
  Stockholders' equity...................   146,587     170,625     164,931     167,695     190,821        191,683

---------------
(1) Non-recurring gain on the sale of Hong Kong office space of $7,811.
(2) Non-recurring loss on the sale of another asset of $8,000.
(3) Extraordinary charge for the settlement of Izumi litigation of $3,500.
(4) Includes cumulative effect of accounting change benefit of $1,731.
(5) EBITDA represents net earnings (loss) before the cumulative effect of change in accounting plus provisions for income taxes, interest expense, depreciation and amortization, equity in net earnings (loss) of affiliates, minority interest, restructuring costs, unusual or non-recurring items and extraordinary items. While EBITDA should not be construed as a substitute for other historical operating data in analyzing Windmere-Durable's operating performance, financial position and cash flows, Windmere-Durable has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine Windmere-Durable's ability to service debt.

(6) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs. Earnings were inadequate to cover fixed charges for the year ended December 31, 1995. The coverage deficiency was approximately $3,165 in that year.

                  SELECTED HISTORICAL FINANCIAL INFORMATION OF
                  THE BLACK & DECKER HOUSEHOLD PRODUCTS GROUP
                             (DOLLARS IN THOUSANDS)

                                            YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED
                                        --------------------------------   -------------------------------
                                          1995        1996        1997     MARCH 30, 1997   MARCH 29, 1998
                                        --------    --------    --------   --------------   --------------
                                                                            (UNAUDITED)      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales...........................  $445,739    $412,446    $402,928      $65,357          $ 61,755
  Cost of goods sold..................   315,296     295,187     289,423       47,394            43,605
                                        --------    --------    --------      -------          --------
  Gross profit........................   130,443     117,259     113,505       17,963            18,150
  Selling, general and administrative
     expenses.........................   110,233     106,143     104,736       19,735            21,723
  Restructuring charge................        --       4,676(1)       --           --            15,500(2)
                                        --------    --------    --------      -------          --------
  Operating income (loss).............    20,210       6,440       8,769       (1,772)          (19,073)
  Other expenses (income).............     3,464       1,698         579           78              (121)
  Income taxes (benefit)..............     6,995       3,319       3,936         (801)           (3,428)
                                        --------    --------    --------      -------          --------
  Net earnings (loss).................  $  9,751    $  1,423    $  4,254      $(1,049)         $(15,524)
                                        ========    ========    ========      =======          ========
OTHER FINANCIAL DATA:
  EBITDA(3)(4)........................  $ 34,412    $ 27,499    $ 26,361      $ 2,761          $    575
  Depreciation and amortization.......    17,666      18,081      18,171        4,611             4,027
  Capital expenditures................    18,979      22,306      16,922        1,125             1,873

                                                                AS OF DECEMBER 31,
                                                               --------------------        AS OF
                                                                 1996        1997      MARCH 29, 1998
                                                               --------    --------    --------------
                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital..........................................    $ 43,147    $ 79,711       $ 66,519
  Total assets.............................................     236,886     258,547        234,593
  Total debt...............................................          --          --             --

---------------
(1) In 1996, HPG recorded a restructuring provision to accrue severance costs and a tooling write-off associated with the exit of its countertop beverage product line and further integration of its Canadian business into its United States business. Total severance costs associated with these actions approximated $2,000.

(2) Subsequent to December 31, 1997, HPG provided for severance costs of certain selling, general and administrative employees and for the severance and asset write-off costs associated with closing its Malaysian manufacturing facility which totaled $15,500. The selling, general and administrative terminations were effected by the end of the quarter ended March 29, 1998, although payment of severance will continue monthly through the term of the obligation. The Malaysian plant shutdown is expected to be completed during 1998.

(3) EBITDA represents net earnings (loss) plus provisions for income taxes, interest expense, depreciation and amortization, and restructuring costs. While EBITDA should not be construed as a substitute for other historical operating data in analyzing HPG's operating performance, financial position and cash flows, HPG has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine HPG's ability to service debt.

(4) It was The Black & Decker Corporation's policy not to enter into foreign currency hedges in Mexico since the peso-denominated revenues at its other business units provided it with a natural hedge against peso-denominated expenses at HPG. The effect of HPG not entering into specific forward currency contracts had a negative impact on earnings of $7.1 million and $3.8 million in each of the years ended December 31, 1997, and 1996, respectively, and a positive impact of $9.7 million in the year ended December 31, 1995. Windmere-Durable would not have had the benefits of a natural hedge if it had been operating the HPG business in Mexico and although it plans to hedge its exposure against changes in the peso-dollar exchange rates, there can be no assurance that Windmere-Durable's gains on hedging transactions would have produced a result comparable to the results of the natural hedge at The Black & Decker Corporation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes," "intends," "expects" and similar words or phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth in "Risk Factors." Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance, or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

OVERVIEW

     The Company, through its subsidiaries, is a leading diversified manufacturer and distributor of a broad range of branded and private label small household appliances, including electric housewares (kitchen and garment care), personal care and other products. Through Durable, its wholly-owned subsidiary, the Company believes it has a competitive advantage with efficient, low-cost manufacturing capabilities. In addition, with the June 26, 1998 acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States across the product price spectrum. Several initiatives which have been implemented and announced are intended to enable the Company to further improve its cost position and manufacturing base going forward.

     The Black & Decker Household Products Group has implemented the HPG Restructuring Program in order to improve its profitability through reducing costs and streamlining its product offerings. The HPG Restructuring Program resulted in a first quarter 1998 restructuring charge for HPG of $15.5 million for costs associated with the consolidation of service operations, severance pay for certain selling, general and administrative employees, the write-off of tooling in conjunction with HPG's exit from certain product lines, and the general integration of its global operations. On a pro forma basis giving effect to the HPG Acquisition, the Company would have realized approximately $6.9 million in cost savings as a result of the HPG Restructuring Program for the twelve-month period ended March 31, 1998. The Company expects to continue to realize annual cost savings as a result of the HPG Restructuring Program.

     The Company will realize additional cost reductions related to the HPG Acquisition. For the twelve-month period ended March 31, 1998, on a pro forma basis, the Company would also have realized $12.7 million from cost reductions related to the HPG Acquisition, including the elimination of certain corporate allocations.

     On June 23, 1998, the Company announced that, in connection with its acquisition of the Black & Decker Household Products Group, it will embark upon the Repositioning Program. The Repositioning Program is designed to help the Company integrate the operations of HPG and Windmere-Durable. As part of the Repositioning Program, the Company has decided to exit certain personal care and other non-core, low-margin product lines in order to free manufacturing capacity for the production of higher margin product lines, including those related to product lines acquired in the HPG Acquisition. The Company expects the discontinuation of these product lines to result in savings of approximately $3.5 million annually by the year 2000. As a result of the Repositioning Program, the Company will incur a one-time charge of approximately $11.4 million in the second quarter of 1998. This charge is primarily non-cash and consists of: (i) $6.0 million of inventory write-downs; (ii) $2.7 million of goodwill, tooling and other write-offs; and (iii) $2.7 million of HPG integration costs.

     In addition, the Company has identified further manufacturing synergies that it believes it will be able to realize as a result of the HPG Acquisition, by combining its manufacturing expertise with its portfolio of strong brand names. Manufacturing synergies are expected to be realized as the Company's Durable manufacturing facilities begin to manufacture products for HPG which are currently being outsourced from third parties. In addition, Durable will begin to manufacture component parts for HPG. The Company plans to optimize manufacturing production among its facilities in the PRC, Mexico and the U.S. Other projected synergies include ocean freight, warehousing and additional corporate overhead savings. The Company believes that these synergies, in addition to the cost savings from the HPG Restructuring Program and the Repositioning Program, should result in projected cost savings of approximately $15.0 million in 1999 and increase to approximately $40.0 million to $50.0 million in annual cost savings by the year 2001. These projections are based on 1997 volumes and do not include any assumptions for growth related to reentering product lines previously exited by HPG. The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. See "Risk Factors" for a discussion of certain factors that could impact the Company's ability to realize these projected cost savings.

     The information presented in the following year-to-year comparisons represents the historical financial information for Windmere-Durable and the Black & Decker Household Products Group on a stand-alone basis. These comparisons do not include pro forma adjustments, charges, savings, restructurings or repositionings in connection with the HPG Acquisition as detailed above, and therefore may not present a meaningful basis of comparison.

RESULTS OF OPERATIONS

                                WINDMERE-DURABLE

     The operating results of Windmere-Durable expressed as a percentage of sales and other revenues are set forth below:

                                                                                 THREE MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,      MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Net sales..........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales......................................   78.2     79.8     75.4     79.0     76.7
                                                     -----    -----    -----    -----    -----
Gross profit.......................................   21.8     20.2     24.6     21.0     23.3
Selling, general and administrative expenses.......   20.0     20.0     19.2     18.9     21.1
Unusual items or non-recurring items...............    4.3      0.0      0.0      0.0      0.0
Net interest and other income......................   (1.1)    (0.5)     0.2      0.3      0.7
Equity in net earnings (loss) of affiliates........   (0.2)     1.2      2.8     (1.0)     0.8
                                                     -----    -----    -----    -----    -----
Earnings (loss) before taxes, minority interest and
  extraordinary item...............................   (1.7)     1.9      7.9      0.9      2.3
Extraordinary items................................    0.0      1.8      0.0      0.0      0.0
Minority interest (expense), net...................    0.0      0.0      0.0      0.0      0.0
Provision for taxes (benefits).....................   (0.7)    (0.1)     0.4      0.3      0.2
                                                     -----    -----    -----    -----    -----
Net earnings (loss)................................   (1.0)%    0.2%     7.6%     0.6%     2.1%
                                                     =====    =====    =====    =====    =====

  THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1997

     Sales and other revenues. Sales and other revenues for the first quarter of 1998 increased by $4.0 million or 7.7% over sales and other revenues for the same period in 1997. The increase is primarily the result of increases in distribution sales of the Company's LitterMaid(R) product as well as private label kitchen and seasonal products. Sales to a national retail beauty supply chain accounted for 10.2% of sales and other revenues for the 1998 period.

     Fees earned by Windmere-Durable under marketing arrangements with its affiliates in the 1998 period totaled $0.7 million and are included in sales and other revenues. Fees earned in the 1997 period were not significant.

     Set forth below is a table indicating the sales and other revenues that Windmere-Durable derived from its distribution and manufacturing operations for the periods indicated:

                                                   THREE MONTHS ENDED MARCH 31,
                                           --------------------------------------------
                                                   1998                    1997
                                           --------------------    --------------------
Distribution.............................  $45,249,000       82%   $39,615,000       77%
Manufacturing............................   10,145,000       18     11,797,000       23
                                           -----------    -----    -----------    -----
          Total sales and other
            revenues.....................  $55,394,000    100.0%   $51,412,000    100.0%
                                           ===========    =====    ===========    =====

     Gross profit. Windmere-Durable's gross profit margin increased to 23.3% of sales and other revenues for the three months ended March 31, 1998 as compared to 21.0% of sales and other revenues in the three months ended March 31, 1997. Decreases in certain raw material prices contributed significantly to this increase as did the higher margins related to sales of LitterMaid(R).

     Selling, general and administrative. Selling, general and administrative costs increased by $2.0 million in the first quarter of 1998 to $11.7 million from $9.7 million in the first quarter of 1997. The increase is primarily the result of Windmere-Durable's increased investment in development of the LitterMaid(R) business including $1.2 million in advertising expenditures.

     Equity in net earnings (loss) of affiliates. Windmere-Durable's equity in net earnings of affiliates was $0.5 million for the first quarter of 1998 as compared to a loss of $0.5 million for the same period in 1997.

     Interest expense. Interest expense increased by $0.4 million to $1.0 million for the three months ended March 31, 1998 from the same period in 1997. The increase is the result of the increased level of borrowing under Windmere-Durable's credit facilities.

     Income taxes. Windmere-Durable's tax expense is based on the earnings of each of its foreign and domestic operations, and it includes such additional U.S. taxes as are applicable to the repatriation of foreign earnings. Foreign earnings, other than in Canada, are generally taxed at rates lower than in the United States.

     Earnings per share. In 1997, Windmere-Durable adopted Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share." Basic shares for the three month periods ended March 31, 1998 and 1997 were 18,413,731 and 17,465,494, respectively. Included in diluted shares are common stock equivalents relating to options, warrants and convertible debt of 1,779,910 and 1,855,345 for the three month periods ended March 31, 1998 and 1997, respectively. The increase in number of shares was primarily due to the additional dilutive effect of stock option exercises and Windmere-Durable's higher average stock price in 1998.

  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Sales and other revenues. Sales and other revenues increased by $64.9 million to $261.9 million for the year ended December 31, 1997, an increase of 32.9% over sales and other revenues for the year ended December 31, 1996. The increase is primarily the result of a $47.7 million increase in distribution sales, and a $17.1 million increase in manufacturing sales. The increase in distribution sales includes $16.5 million in seasonal product sales resulting from Windmere-Durable's December 1996 acquisition of the remainder of its seasonal products affiliate and $9.4 million in kitchen product sales. Also contributing to the 1997 growth in sales and other revenues is the increase in LitterMaid(R) distribution sales of $11.9 million.

     Fees earned by Windmere-Durable under various marketing arrangements with its affiliates totaled $3.3 million for 1997 and are included in sales and other revenues. Salton accounted for 12% of Windmere-Durable's sales and other revenues in 1997. No such fees were earned in 1996.

     Set forth below is a table indicating the sales and other revenues that Windmere-Durable derived from its distribution and manufacturing operations for the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------------
                                                   1997                   1996
                                            -------------------    -------------------
Distribution..............................  $194,147,300     74%   $146,431,800     74%
Manufacturing.............................    67,737,800     26      50,571,800     26
                                            ------------    ---    ------------    ---
          Total sales and other
            revenues......................  $261,885,100    100%   $197,003,600    100%
                                            ============    ===    ============    ===

     Gross profit. Windmere-Durable's gross margin percentage increased in 1997 to 24.6% of sales from 20.2% in 1996. The better absorption of fixed manufacturing overhead costs and decreases in certain raw material costs contributed significantly to the increase as did the higher margins related to sales of LitterMaid(R).

     Selling, general and administrative. Selling, general and administrative costs increased by $10.9 million to $50.3 million for the year ended December 31, 1997 compared to $39.4 million for the year ended December 31, 1996, yet decreased as a percentage of sales to 19.2% from 20.0% for the same periods as fixed expenses were spread over Windmere-Durable's increased sales. The increase in costs is primarily the result of expenses related to LitterMaid, Inc., Bay Books & Tapes, Inc. and Windmere-Durable's now wholly-owned seasonal products company, whose operations, due to their respective acquisition dates, were not fully reflected in the 1996 financial statements.

     Equity in net earnings (loss) of affiliates. Windmere-Durable's equity in net earnings of affiliates was $7.4 million for the year ended December 31, 1997 as compared to $2.3 million for the same period in 1996. Included in the 1997 amounts are the results of operations of Windmere-Durable's equity interests in Salton, Newtech and various other affiliates, which were not acquired until the second or third quarters of 1996. In December 1996, Windmere-Durable acquired the remainder of its seasonal products affiliate. Windmere-Durable's equity in earnings of Salton and Newtech totaled $6.8 million for 1997.

     Interest expense. Interest expense increased by $2.0 million to $3.4 million in 1997. The increase is due to amounts paid on notes payable issued by Windmere-Durable in conjunction with the acquisition of equity interests in Salton and Newtech as well as the increased level of borrowing under Windmere-Durable's line of credit facility.

     Income taxes (benefit). Windmere-Durable's tax expense is based on the earnings of each of its foreign and domestic operations and it includes such additional U.S. taxes as are applicable to the repatriation of foreign earnings. Foreign earnings, other than in Canada, are generally taxed at rates lower than in the United States. The Internal Revenue Service has completed its examination of Windmere-Durable's 1992 tax return. No material assessments were made. The Internal Revenue Service is presently examining Windmere-Durable's 1994 and 1995 income tax returns and Windmere-Durable's 401(k) Plan filings. It is also examining Windmere-Durable's compliance with the requirements supporting the deductibility of interest paid on the industrial development bonds. Management believes that adequate provision for taxes has been made for the years under examination and those not yet examined.

     Earnings per share. Windmere-Durable adopted Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share" in 1997. FAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement as well as the restatement of prior periods presented.

     Basic net earnings per share equals net earnings divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share includes dilutive common stock equivalents in the weighted average shares outstanding. The reconciliation between the computations is as follows:

                               NET INCOME
                                 (BEFORE
                              EXTRAORDINARY      BASIC       BASIC     DILUTED      DILUTED
                                  ITEM)          SHARES       EPS       SHARES        EPS
                              -------------    ----------    -----    ----------    -------
1997........................   $19,835,300     17,654,772    $1.12    19,776,183     $1.00
1996........................   $ 3,951,400     16,846,418    $0.23    17,558,275     $0.23

     The increase in the number of shares used in the computations of both basic and diluted net earnings per share was due primarily to the additional dilutive effect of stock option and warrant exercises, Windmere-Durable's higher average stock price in 1997 and inclusion of additional shares issued by Windmere-Durable upon the acquisition of equity interests in Salton for a full year.

  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Sales and other revenues. Sales and other revenues were $197.0 million and $187.8 million for the years ended December 31, 1996 and 1995, respectively. Manufacturing sales increased by $10.4 million due primarily to increased shipments of kitchen appliances. A kitchen appliance distributor and a national retail beauty supply chain accounted for 10.9% and 10.3%, respectively, of Windmere-Durable's 1996 sales.

     Set forth below is a table indicating the sales and other revenues that Windmere-Durable derived from its distribution and manufacturing operations for the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------------
                                                   1996                   1995
                                            -------------------    -------------------
Distribution..............................  $146,431,800     74%   $147,576,000     79%
Manufacturing.............................    50,571,800     26      40,200,900     21
                                            ------------    ---    ------------    ---
          Total sales and other
            revenues......................  $197,003,600    100%   $187,776,900    100%
                                            ============    ===    ============    ===

     Gross profit. Windmere-Durable's gross margin percentage decreased in 1996 to 20.2% of sales and other revenues from 21.8% in 1995. The decrease is primarily attributed to the continued effect of remaining higher cost raw material inventories and a greater concentration of manufacturing sales. Lower margin kitchen electric products which comprised 82% of manufacturing sales in both 1996 and 1995, accounted for 31% and 25% of Windmere-Durable's sales and other revenues in those years, respectively.

     Selling, general and administrative. Selling, general and administrative expenses as a percentage of sales and other revenues were 20.0% in both 1996 and 1995. Commencement of operations at Windmere-Durable's newly acquired LitterMaid, Inc. and Bay Books & Tapes, Inc. businesses resulted in a $1.6 million increase in expenses. Travel, legal and selling expenses increased by $1.2 million and advertising costs decreased by $1.0 million.

     Unusual or non-recurring items. In 1995, Windmere-Durable incurred a non-recurring pre-tax loss of $8.0 million on the sale of an asset. This transaction reduced 1995 net earnings by $5.3 million, or $0.31 per share, on an after-tax basis.

     Equity in net earnings (loss) of affiliates. Windmere-Durable's equity in net earnings (loss) of affiliates was $2.3 million and $(0.4) million in 1996 and 1995, respectively. The increase in 1996 primarily reflects the results of operations of Windmere-Durable's newly acquired interests in Salton and Newtech. Windmere-Durable's equity in the net earnings of Salton and Newtech totaled $3.2 million for 1996 which was partially offset by losses of $0.9 million at certain of Windmere-Durable's other affiliates.

     Interest expense. Interest expense increased by $0.8 million to $1.4 million in 1996. The increase is due to amounts paid on notes payable issued by Windmere-Durable in conjunction with the acquisition of equity interests in Salton and Newtech as well as the increased level of borrowing under Windmere-Durable's line of credit facility.

     Income taxes (benefits). Windmere-Durable's tax expense is based on the earnings of each of its foreign and domestic operations and it includes such additional U.S. taxes as are applicable to the repatriation of foreign earnings. Foreign earnings, other than in Canada, are generally taxed at rates lower than in the United States. Windmere-Durable made a provision in its 1995 second quarter of $0.4 million, or $0.02 per share, as a result of its settlement of a Hong Kong tax audit.

     Extraordinary item. On March 27, 1997, Windmere-Durable paid $4.5 million to settle the lawsuit filed in April 1994 by Izumi. An accrual of $5.3 million, including $800,000 in estimated legal expenses has been recorded as of December 31, 1996. The transaction resulted in an after tax charge of $3.5 million or $0.20 per share and has been recorded as an extraordinary item.

     Earnings per share. The average number of common shares and common equivalent shares used in computing per share results was 17,620,000, in 1996 as compared to 17,227,000 in 1995. The decrease was primarily due to the non-inclusion of the dilutive effect of stock options and warrants in those 1996 quarters in which Windmere-Durable sustained losses, offset by the additional shares issued by Windmere-Durable upon the acquisition of equity interests in Salton and upon the exercise of stock options and warrants.

                    BLACK & DECKER HOUSEHOLD PRODUCTS GROUP

     The operating results of HPG expressed as a percentage of net sales are set forth below:

                                                                             THREE MONTHS ENDED
                                                                           ----------------------
                                                YEAR ENDED DECEMBER 31,    MARCH 30,    MARCH 29,
                                                -----------------------    ---------    ---------
                                                1995     1996     1997       1997         1998
                                                -----    -----    -----    ---------    ---------
Net sales.....................................  100.0%   100.0%   100.0%     100.0%       100.0%
Cost of goods sold............................   70.7     71.6     71.8       72.5         70.6
                                                -----    -----    -----      -----        -----
Gross profit..................................   29.3     28.4     28.2       27.5         29.4
Selling, general and administrative
  expenses....................................   24.7     25.7     26.0       30.2         35.2
Restructuring charge..........................    0.0      1.1      0.0        0.0         25.1
Operating income (loss).......................    4.5      1.6      2.2       (2.7)       (30.9)
Other expense (income)........................    0.8      0.4      0.1        0.1         (0.2)
Income taxes (benefit)........................    1.6      0.8      1.0       (1.2)        (5.6)
                                                -----    -----    -----      -----        -----
Net earnings (loss)...........................    2.2%     0.3%     1.1%      (1.6)%      (25.1)%
                                                =====    =====    =====      =====        =====

  THREE MONTHS ENDED MARCH 29, 1998 COMPARED TO THREE MONTHS ENDED MARCH 30,
1997

     Net sales. Net sales decreased by $3.6 million or 5.5%, to $61.8 million for the three months ended March 29, 1998 from $65.4 for the three months ended March 30, 1997. Strategic price decreases with respect to certain sourced food preparation and cooking products as well as price concessions given to a significant customer in Mexico accounted for the decrease. In addition, HPG's KT Kitchentools(TM) line was late in launching new products due to production delays at a third party source. HPG expects these items to similarly impact net sales for the second quarter of 1998.

     Gross profit. Gross profit increased by $0.2 million or 1.0% for the three months ended March 29, 1998 from the three months ended March 30, 1997 as a result of a change in product mix. Net sales volume decreases resulting from product exit strategies contributed to the decrease. HPG expects such items to similarly impact gross profit for the second quarter of 1998.

     Selling, general and administrative. Selling, general and administrative expenses increased by $2.0 million for the three months ended March 29, 1998 from the three months ended March 30, 1997. Expenses represented 35.2% and 30.2%, of 1998 and 1997 first quarter net sales, respectively. The increase in costs is primarily the result of the KT Kitchentools(TM) product line, which experienced a higher than average level of sales promotion costs.

     Restructuring charge. HPG had a restructuring charge of $15.5 million for the three months ended March 29, 1998 due to costs associated with the HPG Restructuring Program. See "-- Overview."

     Other expenses. Other expenses decreased by $0.2 million in the three months ended March 29, 1998 from the three months ended March 30, 1997.

     Income taxes (benefit). Income tax benefit increased by $2.6 million, to $3.4 million in the three months ended March 29, 1998 from $0.8 million for the three months ended March 30, 1997. The increase was primarily attributable to a higher pre-tax loss offset by the effects of management's decision that portions of the tax benefit of the restructuring charge recognized during the quarter in connection with the HPG Restructuring Program were unlikely to be realized.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net sales. Net sales decreased by $9.5 million or 2.3%, to $402.9 million for the year ended December 31, 1997 from $412.4 million for the year ended December 31, 1996. HPG's decision to exit several product categories in the U.S. and Canada as part of an overall strategy to improve profitability was the primary contributor to a decrease in sales of $18.4 million. This decrease was partially offset by the introduction of HPG's KT Kitchentools(TM) premium line of food preparation products and an $11.6 million increase in sales to Latin America, which includes all four HPG branded product categories. The increase in Latin American sales is primarily attributable to sales in Mexico as well as the continuing strength in the other Latin American markets where HPG does business.

     Gross profit. Gross profit decreased by $3.8 million or 3.2% for the year ended December 31, 1997 from the year ended December 31, 1996 while remaining relatively constant as a percentage of sales in 1997 as compared to 1996. Higher prices in Latin American sales were partially offset by the lowering of prices on certain exited products in the food preparation categories in North America.

     Selling, general and administrative. Selling, general and administrative expenses decreased by $1.4 million, from $106.1 million for the year ended December 31, 1996 to $104.7 million for the year ended December 31, 1997. The decrease in selling, general and administrative expenses reflects overall improvements in operations including (i) a reduction in national advertising costs in North America as emphasis was shifted away from certain products, (ii) a more effective management of transportation costs and (iii) a restructuring of sales compensation.

     Other expenses. Other expenses decreased by $1.1 million in the year ended December 31, 1997 from the year ended December 31, 1996 due to fewer sales by The Black & Decker Corporation of HPG's receivables.

     Income taxes (benefit). Income tax expenses increased by $0.6 million, to $3.9 million for the year ended December 31, 1997 from $3.3 million for the year ended December 31, 1996. The increase was primarily due to a higher pre-tax income.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales. Net sales decreased by $33.3 million or 7.5% from $445.7 million for the year ended December 31, 1995 to $412.4 million for the year ended December 31, 1996. Net sales in the food preparation category declined $18.5 million, as increased low cost competition from both brand name and private label manufacturers entered the market. HPG also began the initial stages of its exit strategy in counter-top coffee makers, bread makers and personal care products, resulting in a $6.5 million decrease in sales.

     Gross profit. Gross profit decreased by $13.2 million or 10.1% from $130.4 million for the year ended December 31, 1995 to $117.3 million for the year ended December 31, 1996. Gross profit as a percentage of sales decreased from 29.3% to 28.4%. The majority of the decrease resulted from a lowering of prices as part of a strategy to remain cost competitive and to exit specific product categories in North America. Margins in Latin America remained relatively constant.

     Selling, general and administrative. Selling, general and administrative expenses decreased by $4.1 million from 1995 to 1996. Expenses increased as a percentage of net sales from 24.7% in 1995 to 25.7% in 1996. Lower spending costs in national advertising and trade promotion and reductions in general product development and marketing costs in North America were partially offset by increased spending to support a higher sales base in Latin America.

     Other expenses. Other expenses decreased by $1.8 million, from $3.5 million for the year ended December 31, 1995 to $1.7 million for the year ended December 31, 1996. The decrease in other expenses was due to fewer sales by The Black & Decker Corporation of HPG's receivables.

     Income taxes (benefit). Income tax expense decreased by $3.7 million, from $7.0 million in the year ended December 31, 1995 to $3.3 million in the year ended December 31, 1996 due to a reduction in pre-tax income.

PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

     Upon consummation of the Transactions, the Company's primary sources of liquidity will be cash flow from operations and borrowings under the Senior Credit Facilities. Approximately $167.2 million in principal amount under the Senior Credit Facilities will remain outstanding after completion of the Offerings, and approximately $157.8 million will be available for future borrowings under the Senior Secured Revolving Credit Facility. Advances under the Senior Secured Revolving Credit Facility will be based upon percentages of outstanding eligible accounts receivable and inventories. The Company will be entering its peak manufacturing season immediately subsequent to the consummation of the HPG Acquisition and expects to borrow additional amounts under the Senior Secured Revolving Credit Facility in order to meet its working capital requirements. See "Use of Proceeds" and "Description of Certain Indebtedness -- Senior Credit Facilities."

     Under the Senior Secured Revolving Credit Facility, the Company may elect to borrow at either LIBOR (adjusted for any reserves) or the Base Rate (as defined). Interest will accrue on the Senior Secured Revolving Credit Facility and the Tranche A Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 2.50%, or the Base Rate, plus a specified margin of 1.50%. Interest will accrue on the Tranche B Term Loan and the Tranche C Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 3.00%, or the Base Rate plus a specified margin of 2.00%. See "Description of Certain Indebtedness -- Senior Credit Facilities."

     The Senior Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that will otherwise restrict corporate and business activities. In addition, under the Senior Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio and a minimum EBITDA requirement. See "Description of Certain Indebtedness -- Senior Credit Facilities."

     Concurrently with the Common Stock Offering, the Company is publicly
offering $125.0 million in aggregate principal amount of its      % Senior
Subordinated Notes due 2008. The Notes will be general unsecured obligations of the Company, will rank subordinate in right of payment to all Senior Debt of the Company and will rank senior or pari passu in right of payment to all future subordinated indebtedness of the Company. For certain additional terms of the Notes, and for certain terms of the Indenture, see "Description of Certain
Indebtedness --      % Senior Subordinated Notes due 2008."

     Windmere-Durable's aggregate capital expenditures for 1996, 1997 and the three months ended March 31, 1998 were $8.6 million, $11.3 million and $2.7 million, respectively. The capital expenditures for the Black & Decker Household Products Group for 1996, 1997 and the three months ended March 29, 1998 were $22.3 million, $16.9 million and $1.9 million, respectively. The Company anticipates that the total capital expenditures for 1998 and for 1999 will be approximately $28.0 million and $29.0 million, respectively which include approximately $2.0 million in each of those years for the expansion of Durable's manufacturing facilities. The Company plans to fund those capital expenditures from cash flow from operations and, if necessary, borrowings under the Senior Secured Revolving Credit Facility.

     On a pro forma basis, for the twelve months ended March 31, 1998, the Company's cash used in operations would have been $1.0 million; cash used for investing activities would have been $37.8 million; cash generated by financing activities would have been $32.1 million; and the ratio of earnings to fixed charges would have been 1.0x.

     As a result of the HPG Acquisition and related financings, Salton has the right to demand payment of $10,847,620 principal amount and accrued interest from the Company under a promissory note by the Company. The Company believes that it has adequate capital resources from the proceeds of borrowings under the Senior Secured Revolving Credit Facility to satisfy such indebtedness in full.

     The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures, product research and development expenses and marketing expenses will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and international and United States domestic political factors and other factors that are beyond the Company's control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under the Senior Credit Facilities, will be adequate to meet the Company's future liquidity needs for at least the next several years. The Company may, however, need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facilities in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. The Indenture contains restrictions on the Subsidiary Guarantors' ability to pay dividends to the Company. See "Risk Factors -- Effects of Leverage."

CURRENCY MATTERS

     The Company uses forward exchange contracts to reduce fluctuations in foreign currency, cash flows related to third party raw material and other operating purchases. The terms of the currency instruments used are generally consistent with the timing of the committed or anticipated transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. At March 31, 1998, Windmere-Durable had outstanding $23.0 million in contracts to purchase Hong Kong dollars forward. A deposit of $500,000 is held by the issuer as collateral on the contracts. There is no significant unrealized gain or loss on these contracts. All contracts have terms of six months or less.

     Upon approval of the MFCC, the Company will acquire the Queretaro property and related assets from The Black & Decker Corporation. However, pending such approval, the Company will purchase from The Black and Decker Corporation products manufactured at the Queretaro facility under the terms of the Manufacturing Agreement. Because the operations of such facilities are primarily peso-denominated and the revenues derived from products manufactured at such facilities are primarily dollar-denominated, the Company is subject to currency fluctuations while operating under the Manufacturing Agreement as well as when, and if, the Company completes the acquisition of the Queretaro property. The December 1994 devaluation of the peso had a number of effects on the Mexican economy that adversely affected the financial condition of businesses in Mexico. The devaluation caused the peso value of dollar-denominated indebtedness associated with businesses in Mexico to increase significantly, and also greatly increased the rate of inflation, resulting in a sharp rise in nominal interest rates on peso-denominated financing. There can be no assurance that the peso to dollar foreign exchange rate will not be volatile in the future and that financial markets will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Currency Fluctuations."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years commencing after December 15, 1997. The Company will be required to comply with the provisions of these statements in 1998. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

SEASONALITY

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. Both Windmere-Durable and the Black & Decker Household Products Group have historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for such companies' products in the late summer for "back-to-school" sales and in the fall for holiday sales. The Company's major sales occur during August through November. Sales are generally made on 60 to 90 day terms. Heaviest collections on its open accounts receivable are received from November through March, at which time the Company is in its most liquid state. See "Risk Factors -- Seasonality" and "Business -- Seasonality."

YEAR 2000 ISSUES

     The Company uses a significant number of computer software programs and operating systems across its entire organization, including applications used in financial business systems, manufacturing, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, modification or replacement of such applications will be necessary. The Company has initiated a review of its computer systems and programs to identify those that are not Year 2000 compliant. Key systems and programs, including those that interact with customers and suppliers, are being assessed and plans are being developed to address and implement required system and program modifications by December 31, 1999. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. In addition, as part of its integration activities related to the HPG Acquisition, the Company will extend its assessment of key systems and programs to those used in the Black & Decker Household Products Group. The cost of implementing required system changes is not expected to be material to the Company's consolidated financial statements. No assurance can be given, however, that all of the Company's systems, the systems of acquired businesses, and those of significant customers and suppliers, will be Year 2000 compliant and that the failure to achieve Year 2000 compliance will not have a material adverse effect on the Company's operations. See "Risk Factors -- Risks Relating to Year 2000."

                               INDUSTRY OVERVIEW

     According to Appliance magazine, the U.S. appliance industry includes nine major product segments: consumer electronics, electric housewares (including kitchen appliances), business appliances, personal care appliances, major appliances, comfort conditioning (including seasonal) appliances, outdoor appliances, floor care appliances and commercial appliances. The Company focuses primarily on the small household appliance segments of this industry, which largely overlap with the electric houseware, personal care appliance, and comfort conditioning appliance markets. The total market size for the U.S. domestic small appliance market (electric housewares and fans and household vacuum cleaners) was estimated to be approximately $6.3 billion in 1997 according to the sixth annual Small Appliance Outlook by the Commercial Services division of The CIT Group.

     The small household appliance industry can be characterized as mature, fragmented and highly competitive. Competition within this industry is primarily based on price and quality. Given this competitive environment, manufacturers seek to establish low-cost manufacturing infrastructure and operations. Other important characteristics of the industry include cyclicality and seasonality. The highest industry volume is typically during the second half of the year.

     The small household appliance industry has been consolidating. The Company believes that the search for large-scale efficiencies in manufacturing, product development, and marketing has driven this trend. In addition, the Company expects that retailers will continue to seek to rationalize their supplier bases by dealing primarily with companies that can offer a wide array of products and higher levels of customer service. The combination of demanding retailer customer service requirements and intense competition for shelf space has increased pressure on small, narrowly focused competitors. The Company believes that the industry consolidation will continue in the next few years with the Company being well-positioned to be a market leader in this operating environment.

     Mass merchandisers are the most important distribution channel for household appliances. The mass merchandiser channel is concentrated, with three retailers (Wal-Mart, Kmart and Target) accounting for a substantial portion of total industry volume. Retail consolidation has increased the importance of meeting the demanding service requirements of these mass merchandisers. Department stores are an important distribution channel for manufacturers of premium household appliances. Department stores have eliminated most of the shelf space previously devoted to low and middle-range competitors. Several high-end competitors of the Company have experienced very limited volume growth and reduced access to shelf space in the department store channel and consequently have shifted into the mass merchandiser channel. This crossing of channel boundaries by competitors has offered the Black & Decker Household Products Group an opportunity to renew its relationships with department stores by offering a new line of kitchen appliances and assuming additional shelf space vacated by these competitors. Low-cost overseas manufacturers, like Durable, have become a viable alternative for sourcing product as cost competitiveness has become increasingly important.

                                    BUSINESS

GENERAL

     The Company, through its subsidiaries, is a leading diversified manufacturer and distributor of a broad range of branded and private label small household appliances, including electric housewares (kitchen and garment care), personal care, and other products. The Company also manufactures and markets the LitterMaid(R) self-cleaning cat litter box. The Company manufactures and markets products under the Windmere(R) and other Company-owned brand names, under private-label brand names, under licensed brand names, such as Black & Decker(R) and, pursuant to licenses held by 50%-owned affiliates, the White-Westinghouse(R) brand name. The Company's customers for such products include mass merchandisers, specialty retailers and appliance distributors in North America, Latin America, the Caribbean and Europe. In addition, the Company manufactures products on an OEM basis for other major consumer products companies.

     With the June 26, 1998 acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States, primarily cooking (toaster ovens), garment care (hand-held irons), food preparation, and beverage products. The HPG brands had the number one United States market share in the toaster oven and hand-held iron categories, with market shares of approximately 56% and 36%, respectively, in 1997. Management also believes that the products marketed by HPG have strong brand name recognition and a reputation for quality among consumers. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM).

     The Company operates manufacturing facilities in the PRC and the United States, and sources products from manufacturing facilities in Mexico, which it has contracted to acquire upon receipt of certain Mexican governmental approval. In 1997, approximately 85-90% of Windmere-Durable's products were manufactured by Durable, its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. Durable's facilities include six manufacturing plants located within a six square mile radius, constituting approximately two million square feet of production capability and employing over 12,000 workers. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing through final assembly. The Company plans to leverage its efficient, low-cost manufacturing capabilities to generate increased sales and profits.

     The Company also owns a 50% equity interest in both Salton, a publicly-traded company, and Newtech. Salton designs and markets small kitchen appliances for distribution primarily to department stores and upscale mass merchandisers. Newtech designs, sources, manufactures and markets value-priced brand name consumer electronic products for distribution to mass merchandisers and other retailers. Salton and Newtech have each entered into seven-year contracts with Kmart, covering sales estimated to be an aggregate minimum of $1.7 billion, to supply to Kmart certain small appliances, consumer electronics and telephone products that bear the White-Westinghouse(R) brand name licensed to Salton and Newtech by WCI. The Company manufactures and sells kitchen appliances to Salton for sale under Salton's Kmart Agreement and also earns fees on all sales to Kmart under Salton's Kmart Agreement. By virtue of its 50% equity ownership in each of Salton and Newtech, the Company also recognizes 50% of the net earnings/losses of each of these companies. On June 26, 1998, Salton announced its intention to acquire the Company's 50% equity interest in Salton.

     On a pro forma basis after giving effect to the HPG Acquisition, the Company would have generated net sales of $664.8 million, EBITDA of $68.1 million, and net earnings of $12.2 million, for fiscal 1997. On a pro forma basis, the Company's product revenue mix for 1997 would have been approximately 71% electric housewares, 19% personal care, 2% LitterMaid(R), and 8% other products. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE STRENGTHS

     The Company believes that it is a strong competitor in the industry for the following reasons:

     A PORTFOLIO OF STRONG BRAND NAMES. With the acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name electric housewares in the United States. The HPG brands have the number one United States market position in toaster ovens and hand-held irons, with 1997 market shares of approximately 56% and 36%, respectively, and strong positions in the food preparation and beverage categories. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company acquired important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company will also continue to manufacture and market products under the Windmere(R) and other owned and licensed brand names and under private-label brand names.

     HIGH VOLUME, LOW-COST MANUFACTURING CAPABILITIES. The Company's products are manufactured primarily at the Company's facilities in the PRC and the United States, and The Black & Decker Corporation's manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. Prior to the HPG Acquisition, 85-90% of Windmere-Durable's products were manufactured at Durable's plant in the PRC. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing to final assembly. Durable manufactured over 24 million finished goods units and millions of additional components in 1997. The Company believes that its high volume, vertically integrated manufacturing capabilities provide the Company flexibility and cost advantages.

     REPUTATION FOR INNOVATION. The Black & Decker Household Products Group is recognized within the small household appliance industry for its product innovation and sales and marketing expertise. The Black & Decker Household Products Group team has developed new products and categories within its targeted industry segments, such as the under-the-counter Spacemaker(R) products. This team has won numerous awards for design and innovation, including recent awards from Business Week for its new premium KT Kitchentools(TM) line. HPG's latest innovations include the PartyMate(TM) cordless blender and ExpressoMio(TM) microwave espresso maker. Windmere-Durable has also introduced several new products, including the LitterMaid(R) self-cleaning cat litter box.

     BROAD RANGE OF PRODUCT OFFERINGS. With the completion of the HPG Acquisition, the Company provides customers in the small household appliance market with a broad product line at introductory, mid-tier, and premium price points in key product categories. The Company believes that, as the retail industry continues to consolidate, the ability to serve the retailer with a wide array of product offerings becomes increasingly important both for maintaining shelf space and for introducing new products into the retail market in existing and new distribution channels.

     STRONG MANAGEMENT TEAM. The Company has an experienced management team, with particular expertise in value manufacturing. Its Chairman, President and Chief Executive Officer has been overseeing the growth of Windmere-Durable for over 20 years, and Windmere-Durable's other senior executives each have 10 or more years of service at Windmere-Durable. The managing director of Durable, Windmere-Durable's manufacturing subsidiary, has been with Durable for over 11 years, and certain heads of production, administration, and quality control have been with Durable for over 20 years. The managers of the Black & Decker Household Products Group complement the Company's pre-existing management strengths. In recent years, HPG management has guided several successful product introductions, including the KT Kitchentools(TM) premium kitchen appliances and Quick 'N Easy(R) irons. The Company believes that the HPG management group will significantly enhance the Company's product innovation and sales and marketing expertise.

     STRATEGIC ALLIANCES. The Company has demonstrated an ability to identify and execute marketing opportunities with strategic partners. The Company was integral in helping to establish the White-Westinghouse(R) licensing and manufacturing agreement, as well as the related agreements for the sale of products (a portion of which are manufactured by the Company) to Kmart. The acquisition of the Black & Decker Household Products Group represents the latest alliance the Company has forged.

BUSINESS STRATEGY

     The Company has combined top brand names and a reputation for quality and innovation with its efficient, low-cost vertically integrated manufacturing capabilities. The Company expects to continue to achieve growth and increased profitability by pursuing the following strategies:

     INCREASE MARKET SHARE THROUGH NEW PRODUCT INTRODUCTIONS AND BRAND NAME LICENSING. The Company intends to increase its market share by offering new products that build upon the existing offerings of its introductory price point products under the Windmere(R) name and premium products under the Black & Decker(R) brand name. In pursuing this strategy, the Company will develop and introduce new products at price points where neither it nor the Black & Decker Household Products Group currently competes and will utilize its low-cost manufacturing capabilities to reenter certain markets from which the Black & Decker Household Products Group exited. The Company also intends to opportunistically pursue additional brand name license arrangements from time to time. The Company believes this strategy will be attractive to its customers by offering them a broader range of products from a single source.

     LEVERAGE MANUFACTURING CAPABILITIES. The Company intends to manufacture component parts as well as certain small household appliances that historically were outsourced by the Black & Decker Household Products Group. In addition, the Company intends to take advantage of its capabilities as a multinational manufacturer to reduce operating costs and increase productivity. The Company estimates that such leveraging of its manufacturing strengths will generate at least $15.0 million in aggregate annual cost savings in 1999 and $40.0 million to $50.0 million in such cost savings by the end of the year 2001. Such anticipated cost savings are in addition to the HPG cost savings discussed in "Unaudited Pro Forma Combined Financial Information" and the savings anticipated under the Company's Repositioning Program (as defined). See "Risk
Factors -- Risks Associated with Integration of the Black & Decker Household Products Group," "-- Risks Associated with the Company's Repositioning Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     EXPAND INTERNATIONAL PRESENCE. The Company intends to utilize the marketing and distribution channels acquired through the HPG Acquisition to expand the global market penetration of all of its products, particularly in Latin America. On a pro forma basis after giving effect to the HPG Acquisition, the Company's international sales would have been $218.4 million in 1997, as compared to $82.1 million in international sales for Windmere-Durable alone in 1997.

PRODUCTS

     With the acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States, primarily cooking (toaster ovens), garment care (hand-held irons), food preparation, and beverage products. The Company provides customers in the small household appliances market with a broad product line at introductory, mid-tier, and premium price points in key product categories.

     ELECTRIC HOUSEWARES

     The Company's products in this category include toaster ovens, toasters, hand-held irons, blenders, can openers, coffee grinders/makers, electric knives, food choppers, mixers, popcorn poppers, rice cookers/steamers, sandwich makers and other similar products. This division constitutes the largest product category for the Company, constituting approximately 71% of the Company's net sales for 1997 on a pro forma basis. Growth in this category has historically been driven primarily by growth of licensed product lines, the White-Westinghouse(R) product line and a private-label expansion program. With the acquisition of the Black & Decker Household Products Group, the Company significantly enhanced its market position in this segment.

     The Company holds the number one United States market position in toaster ovens with an approximately 56% share in 1997, more than four times that of its closest competitor. As part of the HPG Acquisition, the Company purchased the Toast 'R Oven(TM) subbrand and will continue to market toaster ovens under that name. The KT Kitchentools(TM) product line, which includes a full line of high-end mixers, food processors and blenders, is positioned at the high end of the premium brand spectrum for its product category. The Company believes that it also occupies a top market position in coffee makers and espresso machines, with approximately 8% of the United States market share in 1996. The Company's key product in this segment is the Spacemaker(R) product, which competes in the under-the-counter coffee maker segment. The Company also offers a broad product line consisting of personal coffee makers, thermal carafes, coffee makers, kettles and various accessories. The Company's future strategy includes leveraging the Spacemaker(R) brand to extend in-category offerings, growing its personal coffee maker business, and expanding into other kitchen products. In addition, the Company will focus on products that offer unique customer value such as espresso/cappuccino makers, innovative microwave coffee makers, and personal coffee makers.

     With the acquisition of the Black & Decker Household Products Group, the Company acquired a product line with the number one United States market share in irons, with approximately a 36% share of the U.S. market in 1997. Brand names include Quick N' Easy(R), Surge(R) and TravelPro(TM). For the past four decades, the Black & Decker Household Products Group has been a leading innovator in the category, offering such new features as automatic on/off switches, high quality soleplates and advanced steam controls. Such innovations have revitalized demand for irons over the years.

     The Company's strategy with respect to the garment care business includes lowering production and sourcing costs and improving the profitability of its sales mix by increasing its presence in high-end segments. The introduction of two new products, Quick 'N Easy(R) and ProFinish(R), is anticipated to improve the Company's offering at price points in both the middle and high-end segments of the markets.

     PERSONAL CARE PRODUCTS

     The Company's personal care products include hair dryers, curling irons, hairsetters, combs and brushes, shears, and mirrors. Higher margin "professional line" products are sold primarily to beauty salons and beauty supply stores. The "value line" is targeted at drug stores, mass merchandisers, and other retail channels. In addition, a subsidiary of the Company supplies electric and non-electric amenities to the lodging industry. These products include wall-mounted hair dryers, lighted makeup and shaving mirrors and pulsating shower heads.

     The Company intends to continue to leverage its more than 30 years' experience of supplying personal care products to both leading retailers and the professional salon industry. In 1997, personal care products accounted for approximately 19% of the Company's net sales on a pro forma basis.

     LITTERMAID(R)

     In order to expand its product line, in March 1996, Windmere-Durable acquired the rights to LitterMaid(R) for $2.2 million in cash. This transaction represented Windmere-Durable's entree into the pet care market. The LitterMaid(R) product is the first computerized, infrared-activated, automated, self-cleaning cat litter box. The Company anticipates significant growth for this product, which constituted approximately 2% of the Company's net sales in 1997 on a pro forma basis.

     OTHER PRODUCTS

     Certain of the Company's other products include fans and heaters. Sales of other products by the Company accounted for approximately 8% of the Company's net sales in 1997 on a pro forma basis.

SALES, MARKETING AND DISTRIBUTION

     Historically, Windmere-Durable's products have been sold under various trademarks and registrations, some of which include: Windmere(R), First Class Gourmet(TM), Solid Gold(TM), VIP Pro(TM), Clothes Shaver(TM),

Mirror Go Lightly(TM), Jerdon(TM), First Class(TM), LitterMaid(R), Belson(TM), Comare(TM), and Gold'n Hot(TM). In connection with the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil), and the Caribbean. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company also manufactures and markets products under other owned and licensed brand names and under private-label brand names. The Company will also continue to manufacture components on an OEM basis for other major consumer products companies.

     The Company's products are sold principally by independent sales representatives. The Company utilizes media advertising, cooperative advertising and collateral materials to promote its products. In the U.S., the Company wholesales its line of consumer products nationwide to retailers, including mass merchandisers, department stores, drug chains, catalog stores and discount and variety stores. The Company also markets its consumer and professional salon appliances and a wide variety of brushes and other hair care accessories to beauticians, barbers and stylists through distributors. In addition, certain items, including the Company's hair dryers, curling irons and other personal care appliances, are sold through professional beauty and barber retail store outlets. Finally, through the Company's subsidiary, Jerdon Products, Inc., the Company sells electric and non-electric amenities to the lodging industry and large specialty retailers. A separate sales and marketing organization has been established to sell the Company's LitterMaid(R) product. A staggered distribution strategy is being implemented that begins with an "infomercial" format and moves through other premium channels, and eventually leads to distribution through mass merchandisers.

     The Company intends to utilize the marketing and distribution channels acquired through the HPG Acquisition to expand the global market penetration of all of its products, particularly in Latin America. As a result of the HPG Acquisition, the Company has acquired the leading market share in irons, and a smaller market presence in the blender category, in Argentina, Colombia, Ecuador, Puerto Rico, Venezuela, Chile, Mexico and the Caribbean. In addition to targeting mass merchandisers, wholesalers, warehouse clubs and government institutions in Latin America, the Company intends to pursue alternative channels of distribution in Latin America which it believes will continue to be important sources of sales. On a pro forma basis after giving effect to the HPG Acquisition, the Company's international sales would have been $218.9 million in 1997, as compared to $82.1 million in international sales for Windmere-Durable alone in 1997.

     The Company intends to increase its market share by offering new products, building upon existing offerings of its introductory price point products under various owned and licensed brands and premium products under the Black & Decker(R) brand name and certain other brand names purchased from The Black & Decker Corporation. In pursuing this strategy, the Company will develop and introduce new products at price points where neither it nor the Black & Decker Household Products Group currently competes and will utilize its low-cost manufacturing capabilities to reenter certain markets from which the Black & Decker Household Products Group exited. The Company believes this strategy will be attractive to its customers by offering them a broader spectrum of products from a single source.

CUSTOMERS

     The Company's customers for its products include mass merchandisers, specialty retailers and appliance distributors in North America, Latin America, Europe and the Caribbean. In addition, the Company manufactures products on an OEM basis for other major consumer products companies. On a pro forma basis, after giving effect to the Transactions, Wal-Mart and Kmart would have accounted for approximately 14% and 6%, respectively, of the Company's 1997 net sales, and the top ten customers of the Company would have accounted for approximately 44% of the Company's 1997 net sales.

INTERESTS IN AFFILIATES

     The Company's principal investments are its equity interests in Salton and Newtech.

     SALTON

     In July 1996, Windmere-Durable acquired a 50% equity interest in Salton for approximately $20.0 million. Salton uses the Company and various other independent manufacturers (located primarily overseas) to market a broad range of kitchen and home appliances, personal and beauty care appliances and decorative quartz wall and alarm clocks under a variety of brand names. The kitchen and home appliances currently marketed by Salton include espresso/cappuccino makers, waffle makers, rice cookers, coffee makers, sandwich makers, toasters and bread baking machines. Salton's personal and beauty care appliances include hair dryers, shower radios, shavers, curling irons, makeup mirrors, massagers, manicure systems and facial saunas. The Salton and Maxim brand names are well-established with consumers (introduced in the 1940s and 1970s, respectively) and are targeted at the mid to premium markets, respectively. Salton was Windmere-Durable's largest customer in 1997 and represented $31.0 million of Windmere-Durable's 1997 net sales.

     The Company and Salton entered into the Stock Agreement, dated as of May 6, 1998, pursuant to which the Company granted Salton the right to purchase the Company's 6,535,072 shares of Salton's common stock for $12.0 per share in cash and a six and one-half year, $15.0 million subordinated promissory note bearing interest at 4.0% per annum, the principal amount of which is reduced by 5.0% of the total amount paid by Salton for products purchased from the Company and its affiliates during the term of the note. On June 26, 1998, Salton announced that it has elected to exercise its option to acquire the Company's 50% equity interest in Salton. If Salton fails to close such purchase on or prior to October 30, 1998, the Company has the right to acquire all of the shares of Salton's common stock that it does not currently own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of Company Common Stock.

     NEWTECH

     The Company has an approximately 50% equity interest in Newtech. Newtech, established in 1990, designs, sources, manufactures, and markets high-quality, value-priced brand-name consumer electronic products. Newtech offers a broad line of audio, video and telecommunications products and selected home appliances, including televisions, video cassette players and recorders ("VCRs"), home audio systems, compact disc ("CD") players, cassette players, telephones and portable microwave ovens. By having a portfolio of brand names, Newtech is able to offer retailers proprietary and flexible merchandising programs. Newtech currently sells its products to 15 retailers which operate over 14,000 retail outlets in the United States and Canada, including mass merchandisers such as Kmart and Wal-Mart and other retailers, including Rite-Aid Corporation, Zellers Inc. and Ames Department Stores, Inc. In addition, Newtech sells its products to customers in Mexico, the Caribbean and Central and South America.

     KMART AGREEMENTS

     In January 1997, Salton and Newtech entered into the Kmart Agreements for Kmart to purchase, distribute, market and sell certain products under the White-Westinghouse(R) brand name licensed to Salton and Newtech by WCI. Under the terms of the Kmart Agreements, Salton and Newtech will supply Kmart, either through the Company or through other manufacturers, with a broad range of small electrical appliances, consumer electronics and telephone products under the White-Westinghouse(R) brand name. Kmart will be the exclusive U.S. discount department store to market these White-Westinghouse(R) products. The Kmart Agreements provide Kmart sole distribution rights to the White-Westinghouse(R) brand name for the mass merchandiser market, but does allow distribution through other retail channels under certain conditions. During 1997, Kmart purchased approximately $214.0 million of merchandise from Salton and Newtech pursuant to the Kmart Agreements, which accounted for approximately 22% and 76%, respectively, of their net sales. The Company has entered into an agreement guaranteeing the performance of Salton and Newtech under the Kmart Agreements.

     The Kmart Agreements provide for minimum purchases by Kmart, which increase through their terms, and for the payment of penalties for shortfalls. In the event that aggregate U.S. retail sales in the consumer electronics industry for any specified category decrease by more than 10% in any year from that sold in the prior year, Kmart has the right to reduce the minimum purchase requirements for such category to an amount not less than 80% of the minimum for such period. Kmart further has the right to procure the manufacture of products from other manufacturers under the White-Westinghouse(R) brand name through Salton and Newtech, which procurements count towards its minimum purchase requirements. In such cases, Kmart has the option of paying the purchase price to the third-party manufacturers directly or making such payment to Salton or Newtech, in which case Salton or Newtech pays the third-party manufacturer. In the event that Kmart fails to pay the third-party manufacturer, Salton or Newtech must make payment.

     The initial term of the Kmart Agreements is through June 30, 2004; however, such agreements allow for termination prior to such time for specified reasons, including (i) in the case of Salton, the termination of Newtech's Kmart Agreement, (ii) in the case of Newtech, the termination of Salton's Kmart Agreement, and (iii) without cause after June 30, 2003, by giving advance written notice. Kmart also has the right to terminate the Kmart Agreements on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of the Kmart Agreements, whether relating to any or all products. In the Trademark Litigation, CBS seeks, among other things, a preliminary injunction enjoining Salton, Newtech, the Company and WCI from using the White-Westinghouse name in connection with the sale of certain products. Although the Trademark Litigation was pending prior to the execution of the Kmart Agreements, it is possible that the Trademark Litigation may be viewed by Kmart as a claim which Kmart reasonably believes impairs or would impair its ability to receive the benefits of the Kmart Agreements. See "-- Legal Proceedings" and "Risk Factors -- Dependence on Kmart Agreements."

MANUFACTURING, RAW MATERIALS AND IMPORTS

     The Company's products are manufactured primarily at the Company's facilities in the PRC and the United States, and The Black & Decker Corporation's manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. Prior to the HPG Acquisition, approximately 85-90% of Windmere-Durable's products were manufactured by Durable, its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. Durable's facilities include six manufacturing plants located within a six square mile radius, constituting approximately two million square feet of production capability and employing over 12,000 workers. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing through final assembly. Durable uses computer-aided design and manufacturing software and up-to-date mold-making machinery to shorten the time between product conception and final production. In addition, Durable can produce most components for the Company's electrical appliances. Durable manufactured over 24 million finished goods units and millions of additional components in 1997. With this production flexibility, Durable has become a single source supplier for its OEM and private-label customers. The Company believes that its high volume, vertically integrated manufacturing capabilities provide the Company flexibility and cost advantages.

     By manufacturing the majority of its own parts and testing at several points in the manufacturing process, Durable is better able to ensure consistent quality. Durable's commitment to quality control earned ISO 9002 certification for its facilities.

     Since Durable is a vertically integrated manufacturer, its raw materials primarily consist of metals and plastics such as aluminum, copper, polypropylene and polycarbonate. Since the majority of these materials are commodity based, they are available from at least two and as many as nine or more independent suppliers. The Company is not dependent on any single foreign source for such materials. In addition, the Company typically enters into up to one-year forward supply agreements for certain materials. The recent financial crisis in Asia has resulted in a reduction in overall demand for certain raw materials, causing a decline in the cost of these materials. See "Risk Factors -- Dependence on Foreign Source of Supply."

     The following summarizes the advantages of the Durable facilities:

     VERTICAL INTEGRATION. Due to the lack of continuously dependable suppliers in the PRC in the early 1980s, Durable became and remains today a vertically integrated operation, manufacturing virtually all components from winding its own motors, to chrome-plating, to producing metal components. Durable now manufactures 55,000 components which comprise 3,000 finished goods. A "make versus buy" evaluation is applied to every purchase, and management evaluates the cost effectiveness of labor versus capital. In some instances, when it is cost effective, Durable builds its own manufacturing equipment and instead of using fully-automated machines, Durable workers hand-manufacture some components.

     LOW LABOR COST. The Shenzhen area attracts a steady pool of low-cost labor, creating an ample pool of able-bodied workers. Durable's manufacturing wages include subsidized housing, free medical care and one meal per day.

     EXPERIENCED MANAGEMENT TEAM. Durable's management team is characterized by both depth and experience. Durable's founder remains involved in the Company, and its managing director Raymond So, who is responsible for day-to-day operations, has been with the Company for 11 years. Certain of Durable's heads of production, administration, and quality control have been with the Company for over 20 years. See "Management."

     OPERATING EXPERIENCE IN THE PRC. The Company's operating experience in the PRC for nearly 20 years creates a distinct competitive advantage. Durable has been able to develop important relationships throughout the localities in which it operates. As more companies begin to source manufacturing in Asia in an attempt to maximize the benefit of lower labor and manufacturing costs, the Company has a unique opportunity to capitalize on its experience in the PRC and leverage the incremental business obtained through the Kmart Agreements and other opportunities into sales and earnings growth. See "Risk Factors -- Risk of International Operations."

     TECHNOLOGY. Until very recently, most of Durable's management functions were performed in Hong Kong, but in 1994, Durable was allocated a fiber optic cable which links its Unix-based information system in the PRC to its engineering and administrative staff in Hong Kong. Since that time, Durable has moved the bulk of its management and administrative functions (purchasing, engineering, accounting, etc.) on-site to Shenzhen. This move has resulted in significant cost savings by reducing the number of Hong Kong-based administrative personnel to 190 (down from 700 in 1986). Moreover, the addition of an HPK-260 mainframe and the installation of MINX manufacturing software have further streamlined management functions and have made possible the implementation of a "Just-in-Time" supply delivery system. Durable is also beginning to reap the benefits of a recently installed CAD/CAM system, experiencing a drop in the parts inventory from 80,000 to 55,000 parts.

     QUALITY ASSURANCE. Each factory complex is set up to operate in a relatively autonomous manner, supported by its own machine shop, quality assurance department, and other support functions. Low labor costs allow Durable to conduct extensive quality assurance. Some production lines have up to five interim quality assurance checks.

     Pursuant to the terms of the HPG Acquisition, the Company will acquire the Queretaro property and related assets. However the acquisition of the Queretaro property cannot be completed without review and approval by the MFCC. Pending such review and approval, the Company and The Black & Decker Corporation have entered into the Manufacturing Agreement covering the purchase by the Company of products manufactured at the Queretaro property. There can be no assurance that the MFCC will approve the acquisition of the Queretaro property by the Company.

     During the term of the Manufacturing Agreement, (i) HPG will continue to manufacture at the Queretaro property in a manner consistent with the conduct of business at the Queretaro property immediately prior to the HPG Acquisition,
(ii) the Company will purchase a minimum of 75% of the daily production of Designated Products (as defined in the Manufacturing Agreement) and related parts (the "Minimum Purchase Obligations") manufactured at the Queretaro property and will reimburse HPG for costs and expenses incurred in continuing to own and operate the Queretaro property in accordance with the Manufacturing Agreement, (iii) the Company has a right of first refusal to purchase all production at the Queretaro property in excess of the Minimum Purchase Obligation, and (iv) HPG and the Company have an option for the Company to acquire the Queretaro property on the terms and conditions set forth in the

Manufacturing Agreement. Queretaro currently manufactures products for the garment care and a portion of the food preparation segments of the Black & Decker Household Products Group business.

     The Company has entered into an operating lease with The Black & Decker Corporation for the Black & Decker Household Product Group's Manufacturing and Distribution Facility in Asheboro, North Carolina (the "Asheboro Facility"). Currently, the Asheboro Facility is responsible for manufacturing primarily all of the Company's Toast 'R Oven(TM) output in addition to producing several Power Tools products and Cleaning and Lighting products for The Black & Decker Corporation.

     The Company intends to manufacture component parts as well as certain small household appliances that historically were outsourced by the Black & Decker Household Products Group. In addition, the Company intends to take advantage of its capabilities as a multinational manufacturer to reduce operating costs and increase productivity. The Company estimates that such leveraging of its manufacturing strengths will generate at least $15.0 million in aggregate annual cost savings in 1999 and $40.0 million to $50.0 million in cost savings by the end of the year 2001. See "Risk Factors -- Risks Associated with the Company's Repositioning Program."

SEASONALITY

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. Both Windmere-Durable and the Black & Decker Household Products Group have historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for such companies' products in the late summer for "back-to-school" sales and in the fall for holiday sales. The Company's major sales occur during August through November. Sales are generally made on 60 to 90 day terms. Heaviest collections on its open accounts receivable are received from November through March, at which time the Company is in its most liquid state. See "Risk Factors -- Seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

     HPG supports research and development through its marketing and research functions. The marketing function researches both demographics and lifestyle trends to identify product concepts related to unmet consumer needs. Product concepts are then expressed in engineering prototypes in the first stage of new product development. The ability to simplify a task that provides an inherent benefit to the consumer is a critical focus of this development process. Research continues as product concepts evolve through interaction with consumer focus groups. The Company seeks to balance the cost-value relationship of the new product with methods previously employed to complete the tests performed by the product. The Company develops and introduces new products and categories targeted towards capitalizing on emerging consumer trends, such as the Spacemaker(R) and LitterMaid(R)products. The Company's research and development efforts have resulted in numerous awards for design and innovation, including the PartyMate(TM) cordless blender and ExpressoMio(TM) microwave espresso maker. The Company generally has products in various stages of development.

COMPETITION

     The sale of small household appliances is characterized by intense competition. Competition is based upon price and quality, as well as innovation in the design of new products and replacement models and in marketing and distribution approaches. The Company competes with domestic and international companies, some of which have substantially greater financial and other resources than those of the Company. The Company believes that its future success will depend upon its ability to develop and produce reliable products which incorporate developments in technology and satisfy consumer tastes with respect to style and design and its ability to market a broad offering of such products in each applicable category at competitive prices. High-end competitors in electric housewares that distribute primarily through department stores include Braun, Rowenta, Kitchen Aid, De Longhi and Cuisinart. Principal competitors in mass merchandise channels include Sunbeam, Rival, Royal, Proctor-Silex, Signature Brands, and Ekco. Within the personal care appliances category, competitors include Conair, Helen of Troy and Remington. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY

     Although Windmere-Durable's business historically was not materially dependent upon patents and patent protection, as a result of the HPG Acquisition, the Company now manufactures products with features for which the Company has filed or obtained licenses for patents and design registrations in the United States and in several foreign countries. The Company also relies on unpatented proprietary technology. In connection with the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil), and the Caribbean under a licensing arrangement. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company believes that its rights to these names is a significant part of the Company's business and that its ability to create demand for its products is dependent to a large extent on its ability to exploit these trademarks. See "Risk Factors -- Dependence on Trademarks," "-- Patents and Protection of Proprietary Technology" and
"-- Trademark Litigation."

GOVERNMENT REGULATION

     In the United States, Latin America, Canada and Europe, most federal, state, provincial and local authorities require Underwriters Laboratory, Inc. or other safety regulation certification prior to marketing electrical appliances in those jurisdictions for the jurisdictions in which such products are marketed. All of the non-professional salon appliances currently marketed by the Company have such certifications. The Company endeavors to have most of its products designed to meet those requirements and to be so certified. Certain of the products sold by the Company in the United States are also subject to the cosmetic purity and labeling provisions of the Fair Packaging and Labeling Act. The Company believes that in addition to complying with the Fair Packaging and Labeling Act, it complies with the applicable rules and regulations of the Federal Trade Commission and other federal and state agencies with respect to, among other things, the content of advertising and other trade practices. However, a determination that the Company is not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants. See "Risk Factors -- Government Regulation."

ENVIRONMENTAL REGULATION

     The Company's business operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations. No assurance can be given that future changes either in such laws, regulations or interpretations thereof or in the nature of the Company's operations will not require the Company to make significant additional capital expenditures in order to effect compliance. See "Risk Factors -- Environmental Matters."

EMPLOYEES

     As of March 31, 1998, on a pro forma basis after giving effect to the HPG Acquisition, the Company had approximately 16,000 full-time employees. From time to time, the Company also utilizes the services of seasonal employees. In connection with the HPG Acquisition, the Company assumed the obligations of Black & Decker, S.A. de C.V. under a collective bargaining agreement with the Sindicato Unico de Trabajadores Black & Decker del Estado de Queretaro, C.T.M. (Single Workers Union of Black & Decker of the State of Queretaro, C.T.M.) (the "Union") covering approximately 1,650 employees employed at the Company's manufacturing plant in Queretaro, Mexico (the "Queretaro Collective Bargaining Agreement"). The Queretaro Collective Bargaining Agreement is subject to renegotiation with respect to salaries in February 1999, and with respect to wages and benefits in February 2000. To date, the Union has not engaged in strikes or work stoppages against the Company. The Company believes that its relationships with both Union and non-union employees are good.

PROPERTIES

     The following table sets forth the principal operating facilities of the Company.

                                                                                      APPROX.     OWNED/
LOCATION                                              PRINCIPAL USE                 SQUARE FEET   LEASED
--------                                              -------------                 -----------   ------
Miami Lakes, Florida                   Headquarters, general administration and         40,000    Owned
                                         sales office
Downington, Pennsylvania               General administration and sales office           2,500    Leased
Richardson, Texas                      General administration and sales office           3,500    Leased
San Francisco, California              General administration and sales office           4,500    Leased
Toronto, Canada                        General administration and sales office           3,000    Leased
Shelton, Connecticut                   HPG headquarters, general administration,       170,000    Leased
                                         laboratories and sales office
Asheboro, North Carolina               Manufacturing and distribution                  325,000    Leased
Shenzhen, China                        Manufacturing, distribution, warehouse, and   2,000,000    Leased
                                         office
Overland Park, Kansas                  General administration and sales office           3,000    Leased
Opa Locka, Florida                     Warehouse                                        25,000    Leased
Little Rock, Arkansas                  Warehouse and distribution                      560,000    Leased
Miami, Florida                         Warehouse                                        35,000    Leased
Miami Lakes, Florida                   Warehouse and distribution                      100,000    Owned
Hong Kong, China                       Durable headquarters and general                 40,000    Leased
                                         administration

     Pursuant to the terms of the HPG Acquisition, the Company will acquire the Queretaro property, a 270,000 square foot facility, and related assets. HPG utilizes the Queretaro facility principally for manufacturing, distributing, warehousing and office space. However the acquisition of the Queretaro Property cannot be completed without review and approval by the MFCC. Pending such review and approval, the Company and The Black & Decker Corporation have entered into the Manufacturing Agreement covering the purchase by the Company of products manufactured at the Queretaro property. See "-- Manufacturing, Raw Materials and Imports" and "Risk Factors -- Certain Risks Associated with the Acquisition of the Queretaro Property."

     Pursuant to an interim service agreement with The Black & Decker Corporation, the Company presently warehouses a significant portion of its inventory at a facility in Fort Mill, South Carolina. The Company also utilizes the services of public warehouses located in Reno, Nevada and Memphis, Tennessee pursuant to short-term contracts. The Company intends to substantially consolidate the warehousing of its products into its Little Rock, Arkansas facility in the near future.

     The Company believes its current facilities are adequate to meet its needs in the foreseeable future. If necessary, the Company may, from time to time, acquire or lease additional facilities in the future for warehousing and/or other activities.

LEGAL PROCEEDINGS

     In November 1996, WCI filed suit for injunctive relief and damages against CBS in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere-Durable, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court. CBS seeks an injunction prohibiting Salton, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the transaction documents, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in Salton and Newtech being limited in further use of the White-Westinghouse(R) name and in termination or significant modification of the Kmart Agreements, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The legal costs that may be incurred in defending against this action could be substantial; however, pursuant to an indemnification agreement dated January 23, 1997 by and among WCI, Kmart and Windmere-Durable, WCI is defending and indemnifying Kmart and the Company for all costs and expenses for claims, damages and losses, including the costs of litigation. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under the indemnification agreement described above, although there can be no assurance that the parties to the indemnification agreement will agree on the scope of the indemnity.

     Related proceedings have also been commenced before the Trademark Board of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that these proceedings before the Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Trademark Litigation."

     The Company is also subject to other legal proceedings, product liability and other claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material adverse effect on the business, financial condition or results of operations of the Company. However, the outcome of litigation or other legal claims is difficult to predict; significant changes in the estimated exposures could occur.

                                   MANAGEMENT

     The names and ages of certain of the executive officers and directors of the Company, and their positions with the Company and/or its operating subsidiaries, are as follows:

NAME                                AGE                        POSITION
----                                ---                        --------
David M. Friedson.................  42     Chairman of the Board, President and Chief
                                           Executive Officer of the Company
Michael P. Hoopis.................  46     President and Chief Executive Officer of
                                           Household Products, Inc.
Harry D. Schulman.................  46     President and Chief Operating Officer of Windmere
                                             Corp. and Chief Financial Officer of the
                                             Company
Raymond So........................  48     Managing Director of Durable and Director of the
                                             Company
William S. Endres.................  49     Senior Vice President -- Sales & Marketing of
                                             Windmere Corp.
Michael J. Michienzi..............  42     Vice President -- Sales & Marketing of Household
                                             Products, Inc.
Terry L. Polistina................  35     Senior Vice President -- Finance and
                                           Administration of Windmere Corp. and Director of
                                             Durable
Thomas A. Dollard.................  54     Vice President -- Finance and Chief Financial
                                           Officer of Household Products, Inc.
Robert L. Merrick.................  44     Senior Vice President and Chief Information
                                           Officer of Windmere Corp.
Richard J. Gagliano...............  39     Vice President -- Engineering & Manufacturing of
                                             Household Products, Inc.
Desmond Lai.......................  33     Director of the Company and Director of Durable
Lai Kin...........................  67     Director of the Company and Chairman of Durable
Barbara Friedson Garrett..........  45     Director of the Company
Arnold Thaler.....................  59     Director of the Company and Director of Durable
Burton A. Honig...................  60     Vice President -- Finance of Windmere Corp.
Cindy R. Solovei..................  35     Treasurer of the Company

---------------

     David M. Friedson has served as Chairman of the Board of the Company since April 1996, Chief Executive Officer of the Company since January 1987 and as President of the Company since January 1985. Mr. Friedson has served as a director of the Company since 1982. From June 1976 to January 1985, Mr. Friedson held various other management positions with the Company.

     Michael P. Hoopis has served as President and Chief Executive Officer of Household Products, Inc., a subsidiary of the Company ("HPI"), since the acquisition of the Black & Decker Household Products Group on June 26, 1998. Prior to joining HPI, Mr. Hoopis held various executive positions with The Black & Decker Corporation from 1989 to June 1998.

     Harry D. Schulman has served as President and Chief Operating Officer of Windmere Corp. since June 1998, and as Chief Financial Officer of the Company since March 1990. Mr. Schulman served as Senior Vice President of the Company from February 1996 to June 1998, and as Executive Vice President -- Finance and Administration of Windmere Corp. from February 1993 to June 1998. From March 1990 to January 1993, Mr. Schulman served as Senior Vice President -- Finance and Administration of the Company, and from January 1989 to March 1990, he served as Vice President -- Financial Analysis and Administration of the Company.

     Raymond So has served as Managing Director of Durable since February 1996 and as a Director of the Company since May 1995. Mr. So served as Senior Vice President of the Company from February 1996 to June 1998. Prior thereto and beginning in 1986, Mr. So held various senior executive management positions with Durable.

     William S. Endres joined Windmere Corp. in January 1998 and has served as Senior Vice President -- Sales & Marketing of Windmere Corp. since June 1998. From March 1976 to November 1997, Mr. Endres held various positions with The Rival Company, most recently, as its Senior Vice President -- Sales and Marketing and a member of its Board of Directors.

     Michael J. Michienzi has served as Vice President -- Sales & Marketing of HPI since June 1998. From 1996 to June 1998, Mr. Michienzi served as HPG's Vice President of North American Sales, Marketing, and Customer Service. Mr. Michienzi joined The Black & Decker Corporation in 1987 as director of sales for national accounts and new products for the Black & Decker Household Products Group. He then went on to become the vice president of sales for the US Power Tools division. Mr. Michienzi began his career at Phillip Morris in 1978 where he held various sales positions until 1986.

     Terry L. Polistina has served as Senior Vice President -- Finance and Administration of Windmere Corp. and as a Director of Durable since June 1998. Mr. Polistina served as Controller of the Company from December 1995 to June 1998, as Assistant Controller from April 1992 to December 1995, and as Manager of Financial Planning from 1989 to April 1992.

     Thomas A. Dollard has served as Vice President -- Finance and Chief Financial Officer of HPI since June 1998. From 1990 to June 1998, Mr. Dollard served as HPG's Vice President of Finance. Mr. Dollard began his career with General Electric, working in various Financial, General Management and Senior Financial Management positions at GE Appliance, GE Corporate (Auditor), GE Medical and finally Vice President -- Finance for Supply, the position he held prior to joining The Black & Decker Corporation.

     Robert L. Merrick has served as Senior Vice President and Chief Information Officer of Windmere Corp. since June 1998. Mr. Merrick served as Vice President of Management Information Systems from January 1994 to June 1998. From September 1988 to January 1994, Mr. Merrick served as Director of Management Information Systems. From January 1981 to September 1998, he served as Manager of Data Processing.

     Richard J. Gagliano has served as Vice President -- Engineering & Manufacturing of HPI since June 1998. From 1997 to June 1998, Mr. Gagliano served as Vice President, Operations and Engineering of HPG. From 1995 to 1997, he served as Vice President of Operations of the Price Pfister Group of The Black & Decker Corporation, and from 1994 to 1995, as Director of Manufacturing. Prior to that time, Mr. Gagliano served in various positions with Eaton Corporation for 14 years.

     Desmond Lai has been a Director of the Company since February 1996 and a Director of Durable since March 1993. Mr. Lai has held various senior management positions with Durable for more than the last five years.

     Lai Kin has been a Director of the Company since 1989 and Chairman of Durable since May 1995. From 1973 to 1995, Mr. Lai was Managing Director of Durable. In addition, Mr. Lai has been Managing Director of Ourimbah Investment, Limited, a holding and investment company, since 1989.

     Barbara Friedson Garrett has served as a Director of the Company since 1984. Ms. Garrett served as Senior Vice President of the Company from February 1996 to June 1998, and as Executive Vice President -- Sales and Marketing of Windmere Corp. from December 1988 to June 1998. Prior to that time, Ms. Garrett held various other management positions with the Company.

     Arnold Thaler has served as a Director of the Company and a Director of Durable since February 1996. Mr. Thaler served as Senior Vice President of the Company from February 1996 to June 1998. Mr. Thaler also served as Executive Vice President -- Product Development, Engineering and Manufacturing of the Company from December 1988 to February 1996. Prior thereto, Mr. Thaler held various other management positions with the Company.

     Burton A. Honig has served as Vice President -- Finance of Windmere Corp. since December 1982. Mr. Honig also served as Treasurer of Windmere Corp. from March 1987 to March 1992 and from August 1981 to December 1982. Mr. Honig is a Certified Public Accountant.

     Cindy R. Solovei has served as Treasurer of the Company since June 1998. Ms. Solovei served as Assistant Vice President -- Finance of the Company from April 1996 to June 1998. Prior to that, Ms. Solovei served as the Assistant Corporate Controller for Telemundo, Inc. and as a Senior Manager with Deloitte & Touche in the audit group.

     The Board of Directors of the Company is divided into three classes, with staggered three-year terms, and one class of directors is elected annually at the annual meeting of shareholders. The Company's executive officers are appointed by, and serve at the pleasure of, the Board of Directors, subject to the terms of any employment agreements.

     No family relationship exists among the executive officers or directors of the Company, except that David M. Friedson and Barbara Friedson Garrett are the son and daughter, respectively, of Belvin Friedson, the Chairman Emeritus of the Board, and Desmond Lai is the son of Lai Kin.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR CREDIT FACILITIES

     To facilitate the HPG Acquisition, an affiliate of one of the Underwriters provided the Company with $345.0 million in Senior Credit Facilities, consisting of a $160.0 million Senior Secured Revolving Credit Facility, a $90.0 million Tranche A Term Loan, a $75.0 million Tranche B Term Loan and a $20.0 million Tranche C Term Loan. The Company paid the purchase price of the HPG Acquisition, in part, with borrowings of $185.0 million under the Term Loans and $7.0 million under the Senior Secured Revolving Credit Facility. The Company intends to repay all of the outstanding indebtedness under the Tranche C Term Loan and a portion of the indebtedness under the Senior Secured Revolving Credit Facility with the proceeds from the Offerings. Approximately $167.1 million in principal amount under the Senior Credit Facilities will remain outstanding after completion of the Offerings, and approximately $157.9 million will be available for borrowing under the Senior Secured Revolving Credit Facility under certain circumstances. See "Use of Proceeds."

     The Senior Secured Revolving Credit Facility includes (a) a $20 million sublimit for the issuance of letters of credit and (b) a $10 million sublimit for swing line loans (the "Swing Line Loans"). All amounts outstanding under the Senior Secured Revolving Credit Facility shall be payable on June 26, 2003. The Tranche A Term Loan will be payable in quarterly installments, ranging from $2.5 million for the quarter ended March 31, 1999 to $6.25 million for the quarter ended March 31, 2003, and all remaining amounts owing due the following quarter. The Tranche B Term Loan will be payable in annual installments of $750,000, with all remaining amounts owing thereunder due June 26, 2004. The Tranche C Term Loan will be payable in annual installments of $200,000, with all remaining amounts owing thereunder due June 26, 2004.

     Interest will accrue on the loans made under the Senior Secured Revolving Credit Facility (other than Swing Line Loans) at either LIBOR (adjusted for any reserves) or the base rate, which is the higher of NationsBank, N.A.'s prime rate and the federal funds rate plus 0.50% (the "Base Rate"), at the Company's option. Interest will accrue on the Senior Secured Revolving Credit Facility and the Tranche A Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 2.50%, or the Base Rate, plus a specified margin of 1.50%, at the Company's option. Interest will accrue on the Tranche B Term Loan and the Tranche C Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 3.00%, or the Base Rate plus a specified margin of 2.00%, at the Company's option. Swing Line Loans will bear interest at the Base Rate. The post-default rate on outstanding loans is 2.00% above the otherwise applicable rate of interest.

     The aggregate amount outstanding under the Senior Credit Facilities will be prepaid by amounts equal to the net proceeds, or a specified portion thereof, from certain indebtedness and equity issuances and specified asset sales by the Company and its subsidiaries, and by a specified percentage of cash flow in excess of certain expenditures, costs and payments. The Company may at its option reduce the amount available under the Senior Credit Facilities to the extent such amounts are unused or prepaid in certain minimum amounts.

     The Company pays certain annual administration fees to NationsBank, N.A. for its own account as well as a commitment fee and certain fees relating to letters of credit to NationsBank, N.A. for its own account and the account of the other lenders under the Senior Credit Facilities.

     The Senior Credit Facilities are secured by a security interest in substantially all of the real and personal property, tangible and intangible, of the Company and its domestic subsidiaries, as well as a pledge of all of the stock of such domestic subsidiaries, a pledge of not less than 65% of the voting stock of each direct foreign subsidiary of the Company and each direct foreign subsidiary of each domestic subsidiary of the Company, and a pledge of all of the capital stock of any subsidiary of a subsidiary of the Company that is a borrower under the Senior Credit Facilities. The Senior Credit Facilities will be guaranteed by all of the current and future domestic subsidiaries of the Company.

     The Senior Credit Facilities contain a number of significant covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that will otherwise restrict corporate and business activities. In addition, under the Senior Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio and a minimum EBITDA requirement.

SENIOR SUBORDINATED LOANS

     The Company paid a portion of the purchase price of the HPG Acquisition with borrowings of $185.0 million under the Senior Subordinated Loans provided to the Company by an affiliate of one of the Underwriters. The Senior Subordinated Loans mature in 2008 and bear interest at an increasing rate equal to (i) the one-month London interbank offered rate, adjusted for reserves ("LIBOR Option") plus (ii) the "Applicable Margin," which shall initially be 550 basis points per annum, increasing by an additional 100 basis points per annum after the first 180-day period following the funding date, then increasing by 50 basis points per annum on each 90-day period thereafter for as long as the Senior Subordinated Loans are outstanding. The Company intends to use a portion of the proceeds from the Offerings to repay all outstanding indebtedness under the Senior Subordinated Loans. See "Use of Proceeds" and "Underwriting."

     % SENIOR SUBORDINATED NOTES DUE 2008

     Concurrently with the Common Stock Offering, the Company is offering $125.0
million in aggregate principal amount of      % Senior Subordinated Notes due
2008. The Notes will be subject to the terms and conditions of the Indenture to be dated as of the date of the consummation of the Common Stock Offering, among the Company, the Subsidiary Guarantors and State Street Bank and Trust Company, as Trustee. The Notes will be subject to all of the terms and conditions of the Indenture. The following summary of the material provisions of the Indenture does not purport to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act of 1939, as amended. All capitalized terms defined in the Indenture and not otherwise defined herein are used below with the meanings set forth in the Indenture.

     General.  The Notes will mature on             , 2008 and bear interest at
     % per annum, payable semi-annually on                and                of
each year. The Notes are general unsecured obligations of the Company and are subordinated in right of payment to all existing and future Senior Debt of the Company. The Notes will be unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by all of the Company's Domestic Subsidiaries.

     Optional Redemption.  The Notes will be subject to redemption at any time,
at the option of the Company, in whole or in part, on or after             ,
2003 at redemption prices (plus accrued and unpaid interest) starting at      %
of principal (plus accrued and unpaid interest) during the 12-month period
beginning             , 2003 and declining annually to 100% of principal (plus
accrued and unpaid interest) on             , 2006 and thereafter.

     In addition, prior to             , 2001, the Company may redeem up to
     % of the aggregate principal amount of Notes with the net cash proceeds of
an offering of common stock of the Company, at a price equal to      % of the
principal (plus accrued and unpaid interest) provided that at least      % of
the original aggregate principal amount of the Notes remains outstanding thereafter.

     Change of Control. Upon the occurrence of a Change of Control, each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 101% of the principal amount thereof (plus accrued and unpaid interest). Generally, a Change of Control, means the occurrence of any of the following: (i) the disposition of all or substantially all of the Company's assets to any person, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company, (iii) the consummation of any transaction in which a person becomes the beneficial owner of more than 35% of the voting stock of the Company, or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     Subordination. The Notes will be general unsecured obligations of the Company and will be subordinate to all existing and future Senior Debt of the Company. The Notes will rank senior in right of payment to all subordinated Indebtedness of the Company. Any Subsidiary Guarantees would be general unsecured obligations of the Guarantors and are subordinated to the Senior Debt and to the guarantees of Senior Debt of such Guarantors. The Subsidiary Guarantees rank senior in right of payment to all subordinated Indebtedness of the Guarantors.

     Certain Covenants. The Indenture will contain a number of covenants restricting the operations of the Company, which, among other things, limit the ability of the Company to incur additional Indebtedness, pay dividends or make distributions, sell assets, issue subsidiary stock, restrict distributions from Subsidiaries, create certain liens, enter into certain consolidations or mergers and enter into certain transactions with affiliates.

     Events of Default. Events of Default under the Indenture will include the following: (i) a default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with certain provisions of the Indenture (subject, in some but not all cases, to notice and cure periods);
(iv) default under any Indebtedness for money borrowed by the Company or any of its Subsidiaries; (v) failure by the Company or any Subsidiary that would be a Significant Subsidiary to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vi) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; or (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

     Upon the occurrence of an Event of Default, with certain exceptions, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may accelerate the maturity of all the Notes as provided in the Indenture.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of Common Stock by a Non-U.S. Holder. For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of Common Stock that, for U.S. federal income tax purposes, is (i) a nonresident alien individual, (ii) a corporation, partnership or other entity created or organized in or under the laws of a country (or a political subdivision thereof) other than the United States or (iii) a foreign estate or trust within the meaning of section 7701(a)(31) of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of the discussion below of the withholding of tax (other than backup withholding), a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, dividends and gain on a sale, exchange or other disposition of Common Stock generally will be considered "U.S. trade or business income" of a Non-U.S. Holder if the dividends or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States or (ii) in the case of most treaty residents, attributable to a permanent establishment (or, in the case of an individual, a fixed base) of the Non-U.S. Holder in the United States.

     This discussion is based upon the Code, Treasury Regulations thereunder, administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect. This discussion does not address all U.S. federal income tax consequences that may be relevant to a Non-U.S. Holder in light of that Non-U.S. Holder's particular circumstances (or any U.S. federal income or estate tax consequences to an expatriate or former long-term resident of the United States) and does not address any state, local or foreign tax consequences. This discussion is limited to a Non-U.S. Holder that will hold the Common Stock as a "capital asset" within the meaning of section 1221 of the Code.

     EACH PROSPECTIVE PURCHASER OF COMMON STOCK THAT IS OR MAY BE A NON-U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISER REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK.

DIVIDENDS

     The gross amount of a dividend that is not U.S. trade or business income of a Non-U.S. Holder will be subject to U.S. federal income tax at a 30% rate, unless an income tax treaty reduces the rate of that tax, that will be withheld on the actual payment of the dividend. Dividends paid to a Non-U.S. Holder that constitute U.S. trade or business income will be subject to U.S. federal income tax on a net income basis at graduated rates in the same manner as a U.S. taxpayer is taxed and will be exempt from the withholding of U.S. tax. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under certain circumstances also may be subject to an additional branch profits tax at a 30% rate, unless an income tax treaty reduces the rate of that tax.

     To determine the applicability of a tax treaty providing for a lower rate of withholding, under the currently effective Treasury Regulations (the "Current Regulations"), dividends paid to an address in a foreign country are presumed to be paid to a resident of that country unless the payer has knowledge to the contrary. To claim the benefit of a tax treaty or to claim an exemption from the withholding of tax because income is U.S. trade or business income, a Non-U.S. Holder must provide a properly executed Form 1001 or 4224, as applicable, prior to the payment of the income. These forms must be updated periodically. Under recently adopted Treasury regulations that generally will be effective for payments made on or after January 1, 2000 (the "New Regulations"), a Non-U.S. Holder (including, in certain cases of Non-U.S. Holders that are entities, the owner or owners of those entities) will be required to provide IRS Form W-8, subject to certain transition rules, and may be required to provide a TIN. Special procedures are provided in the New Regulations for payments through qualified intermediaries. A prospective investor should consult its own tax adviser regarding the effect, if any, of the New Regulations on it.

DISPOSITION OF COMMON STOCK

     Subject to the discussion below of backup withholding of tax, gain recognized by a Non-U.S. Holder on a disposition of Common Stock generally will not be subject to U.S. federal income tax unless (i) the gain is U.S. trade or business income of the Non-U.S. Holder, (ii) the Non-U.S. Holder is an individual who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met or (iii) the Company is or, during the shorter of (a) the period during which the Non-U.S. Holder has held the Common Stock and
(b) the five-year period ending on the date of disposition of the Common Stock, has been a United States real property holding corporation (a "USRPHC") for U.S. federal income tax purposes and, so long as the Common Stock continues to be regularly traded on an established securities market, the Non-U.S. Holder has held, actually and constructively, more than 5% of the Common Stock at some time during the foregoing time period. The Company does not believe that it is or has been a USRPHC.

FEDERAL ESTATE TAX

     Common Stock that is owned, or treated as owned, by an individual at the time of death will be included in that individual's gross estate for U.S. federal estate tax purposes, whether or not that individual's domicile is in the United States, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     The Company must report annually to the U.S. Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld from those dividends regardless of whether withholding was required. Copies of these information returns also may be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides. Under the Current Regulations, backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States, unless the payer has actual knowledge that the payee is a U.S. Holder. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if that holder fails to establish an exemption or to provide certain other information to the payer. Under the New Regulations, a Non-U.S. Holder will be subject to backup withholding of tax unless applicable certification requirements are met.

     The payment of proceeds from the disposition of Common Stock to or through a U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding of tax unless the beneficial owner certifies under penalties of perjury that it is not a United States person (within the meaning of section 7701(a)(30) of the Code (a "U.S. person")) or otherwise establishes an exemption, provided the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" (as specially defined) will not be subject to information reporting or backup withholding. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a broker that is either a U.S. person or a "U.S. related person" will be subject to information reporting unless the broker has documentary evidence in its files that the beneficial owner of the Common Stock is not a U.S. person and the broker has no knowledge to the contrary. Backup withholding will not apply to a payment made through a foreign office of a broker that is not a U.S. person or a "U.S. related person" (absent actual knowledge that the payee is a U.S. person). For purposes of this paragraph, a "U.S. related person" is (i) a controlled foreign corporation, as defined for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for that part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) with respect to payments made on or after January 1, 2000, a foreign partnership that, at any time during its taxable year, is owned 50% or more (by income or capital interest) by U.S. persons or is engaged in the conduct of a U.S. trade or business. The New Regulations provide certain presumptions under which a Non-U.S. Holder will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a U.S. person.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or credit against that Non-U.S. Holder's U.S. federal income tax liability, provided the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions in the underwriting agreement (the "Underwriting Agreement") by and among the Company, certain of its subsidiaries and the Underwriters, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock, if they purchase any.

                                                                 NUMBER
UNDERWRITERS                                                    OF SHARES
------------                                                    ---------
NationsBanc Montgomery Securities LLC.......................
Raymond James & Associates, Inc. ...........................
          Total.............................................

     The Underwriters have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus Supplement. The Underwriters may
allow selected dealers a concession of not more than $     per share; and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $          per share to certain other dealers. After the Common Stock
Offering, the public offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to an aggregate maximum of 456,150 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise this over-allotment option only to cover over-allotments made in connection with the Common Stock Offering.

     The Underwriting Agreement provides that the Company and certain subsidiaries will indemnify the Underwriters and their affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriters may be required to make in respect thereof.

     The directors and executive officers of the Company have agreed that for a period of 120 days after the date of this Prospectus Supplement they will not, without the prior written consent of NationsBanc Montgomery Securities LLC ("NMS")directly or indirectly, sell, offer, contract or grant any option to sell (including, without limitation, any short sale), pledge, transfer, establish an open put equivalent position or otherwise dispose of any share of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or exercisable or convertible into shares of Common Stock except gifts and pledges of shares where the donee or pledgee, as the case may be, agrees in writing to be bound by the terms of such agreement. In addition, the Company has agreed that, for a period of 120 days after the date of this Prospectus Supplement, it will not, without the prior written consent of NMS, directly or indirectly issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable for its equity securities, subject to certain exceptions.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting any purchase for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment options described above. A penalty bid means an arrangement that permits the Underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of Common Stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise.

     In general, the purchase of a security for the purpose of stabilizing or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchase. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In addition, certain of the Underwriters that currently act as market makers for the Common Stock may engage in passive market making in the Common Stock on Nasdaq in accordance with Regulation M under the Exchange Act. Regulation M permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period that such activities would otherwise be prohibited by Regulation M. However, Regulation M does not permit passive market making at any time when a stabilizing bid is in effect. Also, Regulation M prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Regulation M, each underwriter engaged in passive market making is subject to a daily net purchase limitation generally equal to such entity's average daily trading volume during the two full consecutive calendar months immediately preceding, or any 60 consecutive calendar days ending within the 10 calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the securities to be distributed.

     The Underwriters have informed the Company that the Underwriters do not intend to confirm sales of Common Stock offered by this Prospectus Supplement to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

     NMS and its affiliates have provided investment banking, financial advisory and other services to the Company from time to time, including in connection with the HPG Acquisition, for which services NMS has received customary fees. In addition, NMS is acting as underwriter for the concurrent Notes Offering. Affiliates of NationsBank Corporation are lenders under the Senior Subordinated Loans and the Senior Credit Facilities and will receive customary fees (and reimbursement of expenses) in connection therewith. Substantially all of the proceeds from the Common Stock Offering, together with the proceeds of the Notes Offering, will be used to repay all outstanding indebtedness under the Senior Subordinated Loans and a portion of the indebtedness under the Senior Credit Facilities. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Liquidity and Capital Resources," "Description of Certain Indebtedness -- Senior Credit Facilities" and "-- Senior Subordinated Loans."

     Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of equity securities, not including underwriting compensation, are intended to be paid to members of the NASD of affiliated or associated persons that are participating in the distribution of the offering, under Rule 2720 ("Rule 2720") the public offering price at which the equity securities are distributed to the public can be no lower than that recommended by a "qualified independent underwriter" meeting certain standards of the NASD (a "QIU"). An affiliate of NationsBank Corporation (the parent of NMS) is expected to receive in the aggregate more than 10% of the net proceeds of the Notes Offering as a result of the repayment by the Company of outstanding indebtedness under the Senior Subordinated Loans. See "Use of Proceeds." Accordingly,
("       ") has assumed the responsibilities of acting as QIU and will recommend a public offering price for the Common Stock in compliance with the requirements
of Rule 2720. In connection with the Common Stock Offering,        is
performing due diligence investigations and is participating in the preparation
of this Prospectus Supplement.        will receive customary compensation for
its services as QIU.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock will be passed upon by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida, as counsel for the Company, and for the Underwriters by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements and related schedule of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon appearing herein and incorporated herein by reference. Such consolidated financial statements are included herein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of the Household Products Group Excluding Cleaning and Lighting Products Lines (a Component of The Black & Decker Corporation) at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement and included in the Form 8-K of Windmere-Durable Holdings, Inc. dated June 26, 1998 which is incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere and incorporated by reference, herein, and are included or incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

============================================================
     No dealer, salesperson or other person is authorized to give any information or to make any representations other than those contained in or incorporated by reference in this Prospectus Supplement or the Prospectus in connection with the offer made by this Prospectus Supplement and the Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any of the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the shares of Common Stock to which they relate or an offer to, or a solicitation of, any person in any jurisdiction where such offer or solicitation would be unlawful. Neither the delivery of this Prospectus Supplement and the Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.
                    ----------------------------------------
                               TABLE OF CONTENTS
                    ----------------------------------------

                                        Page
                                        ----
           PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-3
Risk Factors..........................  S-14
Concurrent Notes Offering.............  S-25
Use of Proceeds.......................  S-25
Price Range of Common Stock...........  S-26
Dividend Policy.......................  S-26
Consolidated Capitalization...........  S-27
Unaudited Pro Forma Combined Financial
  Information.........................  S-28
Selected Historical Financial
  Information.........................  S-36
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-39
Industry Overview.....................  S-49
Business..............................  S-50
Management............................  S-62
Description of Certain Indebtedness...  S-64
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................  S-67
Underwriting..........................  S-70
Legal Matters.........................  S-72
Experts...............................  S-72
                 PROSPECTUS
Available Information.................     2
Information Incorporated by
  Reference...........................     2
Disclosure Regarding Forward-Looking
  Statements..........................     3
The Company...........................     4
Use of Proceeds.......................     5
Ratio of Earnings to Fixed Charges....     5
Description of Debt Securities........     6
Plan of Distribution..................    13
Legal Matters.........................    14
Experts...............................    14
Index to Financial Statements.........   F-1

============================================================

============================================================

                                3,041,000 SHARES

                        [WINDMERE-DURABLE HOLDINGS LOGO]

                                  COMMON STOCK
              ----------------------------------------------------
                             PROSPECTUS SUPPLEMENT
                      (To Prospectus Dated June   , 1998)
              ----------------------------------------------------
                             NationsBanc Montgomery
                                 Securities LLC

                          Raymond James & Associates,
                                      Inc.
                                           , 1998

          ============================================================

THIS PROSPECTUS SUPPLEMENT RELATES TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                   SUBJECT TO COMPLETION, DATED JUNE 29, 1998
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JUNE   , 1998)

                                  $125,000,000

                        [WINDMERE-DURABLE HOLDINGS LOGO]

                         % SENIOR SUBORDINATED NOTES DUE 2008
                             ---------------------

    The     % Senior Subordinated Notes due 2008 (the "Notes") are being offered
(the "Notes Offering") by Windmere-Durable Holdings, Inc., a Florida corporation (the "Company"). The proceeds of the Notes Offering, together with the net proceeds of the other financings described herein, will be used to repay certain outstanding indebtedness of the Company. See "Use of Proceeds." The Notes will be redeemable at the option of the Company, in whole or in part, on or after
           , 2003, at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing,
at any time on or before            , 2001, the Company may redeem up to 35% of
the original aggregate principal amount of the Notes with the net proceeds of an offering of common stock of the Company at redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date; provided, that at least 65% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 45 days of the date of the closing of such offering. Upon a Change of Control (as defined), the Company will be required to make an offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase.

    The Notes will be general unsecured obligations of the Company, will rank subordinate in right of payment to all Senior Debt (as defined) of the Company, including the Senior Credit Facility, and will rank senior or pari passu in right of payment to all future subordinated indebtedness of the Company. The Notes will be unconditionally guaranteed (the "Subsidiary Guarantees") on a senior subordinated basis by all of the Company's current and future Domestic Subsidiaries (as defined) (the "Subsidiary Guarantors"). The Subsidiary Guarantees will be general unsecured obligations of the Subsidiary Guarantors, will rank subordinate in right of payment to all Senior Debt of the Subsidiary Guarantors and will rank senior or pari passu in right of payment to all future subordinated indebtedness of the Subsidiary Guarantors. As of March 31, 1998, on a pro forma basis after giving effect to the Transactions (as defined), the Company and its subsidiaries would have had approximately $167.2 million of Senior Debt outstanding.

    Concurrently with the Notes Offering, the Company is publicly offering 3,041,000 shares of its common stock, par value $.10 per share (the "Common Stock"). Consummation of each of the Notes Offering and the offering of the Common Stock (the "Common Stock Offering" and, together with the Notes Offering, the "Offerings") is contingent upon consummation of the other.

     SEE "RISK FACTORS" BEGINNING ON PAGE S-15 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN EVALUATING AN INVESTMENT IN THE NOTES.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
                                                  PRICE TO              DISCOUNTS AND            PROCEEDS TO
                                                INVESTORS(1)           COMMISSIONS(2)            COMPANY(3)
------------------------------------------------------------------------------------------------------------------
Per Note..................................            %                       %                       %
Total.....................................       $                       $                       $
------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from the date of issuance.
(2) The Company and the Subsidiary Guarantors have agreed, jointly and severally, to indemnify the Underwriter (as defined) against, and to provide contribution with respect to, certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(3) Before deducting expenses payable by the Company in connection with the Notes Offering, estimated at $340,000.

    The Notes are being offered, subject to prior sale, when, as and if delivered to and accepted by NationsBanc Montgomery Securities LLC (the "Underwriter"), and subject to various prior conditions. The Underwriter reserves the right to reject any order in whole or in part. It is expected that
delivery of the Notes will be made on or about            , 1998 in book-entry
form through the facilities of The Depository Trust Company, against payment therefor.

                     NATIONSBANC MONTGOMERY SECURITIES LLC

          The date of this Prospectus Supplement is            , 1998.

                                 [PHOTOGRAPHS]

THE UNDERWRITER PARTICIPATING IN THIS NOTES OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITER MAY OVERALLOT IN CONNECTION WITH THE NOTES OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere or incorporated by reference in this Prospectus Supplement. Unless otherwise indicated or the context otherwise requires: (i) all information contained in this Prospectus Supplement (a) gives effect to the acquisition by Windmere-Durable Holdings, Inc. of the Cooking, Garment Care, Food Preparation, and Beverage businesses of the Household Products Group of The Black & Decker Corporation and related assets and the assumption of certain related liabilities, and the related licensing agreements between Windmere-Durable Holdings, Inc. and The Black & Decker Corporation, consummated on June 26, 1998 (collectively, the "HPG Acquisition"), and (b) assumes no exercise of the Underwriters' over-allotment option relating to the Common Stock Offering; (ii) references to the "Company" mean Windmere-Durable Holdings, Inc. and its subsidiaries after giving effect to the HPG Acquisition;
(iii) references to "Windmere-Durable" mean Windmere-Durable Holdings, Inc. and its subsidiaries before giving effect to the HPG Acquisition; and (iv) references to the "Black & Decker Household Products Group" or "HPG" mean the Cooking, Garment Care, Food Preparation, and Beverage businesses of the Household Products Group of The Black & Decker Corporation and certain related assets purchased, and certain related liabilities assumed, by Windmere-Durable in the HPG Acquisition.

                                  THE COMPANY

GENERAL

     The Company, through its subsidiaries, is a leading diversified manufacturer and distributor of a broad range of branded and private label small household appliances, including electric housewares (kitchen and garment care), personal care, and other products. The Company also manufactures and markets the LitterMaid(R) self-cleaning cat litter box. The Company manufactures and markets products under the Windmere(R) and other Company-owned brand names, under private-label brand names, under licensed brand names, such as Black & Decker(R) and, pursuant to licenses held by 50%-owned affiliates, the White-Westinghouse(R) brand name. The Company's customers for such products include mass merchandisers, specialty retailers and appliance distributors in North America, Latin America, the Caribbean and Europe. In addition, the Company manufactures products on an OEM basis for other major consumer products companies.

     With the June 26, 1998 acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States, primarily cooking (toaster ovens), garment care (hand-held irons), food preparation, and beverage products. The HPG brands had the number one United States market share in the toaster oven and hand-held iron categories, with market shares of approximately 56% and 36%, respectively, in 1997. Management also believes that the products marketed by HPG have strong brand name recognition and a reputation for quality among consumers. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM).

     The Company operates manufacturing facilities in the People's Republic of China (the "PRC") and the United States, and sources products from manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. In 1997, approximately 85-90% of Windmere-Durable's products were manufactured by Durable Electrical Metal Factory, Ltd. ("Durable"), its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. Durable's facilities include six manufacturing plants located within a six square mile radius, constituting approximately two million square feet of production capability and employing over 12,000 workers. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing through final assembly. The Company plans to leverage its efficient, low-cost manufacturing capabilities to generate increased sales and profits.

     The Company also owns a 50% equity interest in both Salton/Maxim Housewares, Inc. ("Salton"), a publicly-traded company, and Newtech Electronics Industries, Inc. ("Newtech"). Salton designs and markets small kitchen appliances for distribution primarily to department stores and upscale mass merchandisers. Newtech designs, sources, manufactures and markets value-priced brand name consumer electronic products for distribution to mass merchandisers and other retailers. Salton and Newtech have each entered into seven-year contracts (the "Kmart Agreements") with Kmart Corporation ("Kmart"), covering sales estimated to be an aggregate minimum of $1.7 billion, to supply to Kmart certain small appliances, consumer electronics and telephone products that bear the White-Westinghouse(R) brand name licensed to Salton and Newtech by White Consolidated Industries, Inc. ("WCI"). The Company manufactures and sells kitchen appliances to Salton for sale under Salton's Kmart Agreement and also earns fees on all sales to Kmart under Salton's Kmart Agreement. By virtue of its 50% equity ownership in each of Salton and Newtech, the Company also recognizes 50% of the net earnings/losses of each of these companies. On June 26, 1998, Salton announced its intention to acquire the Company's 50% equity interest in Salton. See "-- Recent Developments."

     On a pro forma basis after giving effect to the HPG Acquisition, the Company would have generated net sales of $664.8 million, EBITDA of $68.1 million, and net earnings of $12.2 million, for fiscal 1997. On a pro forma basis, the Company's product revenue mix for 1997 would have been approximately 71% electric housewares, 19% personal care, 2% LitterMaid(R) and 8% other products. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

THE INDUSTRY

     According to The CIT Group, the small household appliance industry was approximately a $6.3 billion retail business in the United States in 1997, based upon estimated shipments to the United States market, including imports. The small household appliance industry can be characterized as mature, fragmented and highly competitive. However, the small household appliance industry has been consolidating. The Company believes that the search for large-scale efficiencies in manufacturing, product development, and marketing has driven this trend. In addition, the Company expects that retailers will continue to seek to rationalize their supplier base by dealing primarily with companies that can offer a wider array of products and higher levels of customer service. The combination of demanding retailer customer service requirements and intense competition for shelf space has increased pressure on small, narrowly focused competitors. The Company believes that industry consolidation will continue in the next few years and that the Company, with its established low-cost manufacturing capabilities and extensive array of product offerings with strong brand name recognition, is well-positioned to be a market leader in this environment.

COMPETITIVE STRENGTHS

     The Company believes that it is a strong competitor in the industry for the following reasons:

     A PORTFOLIO OF STRONG BRAND NAMES. With the acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name electric housewares in the United States. The HPG brands have the number one United States market position in toaster ovens and hand-held irons, with 1997 market shares of approximately 56% and 36%, respectively, and strong positions in the food preparation and beverage categories. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company acquired important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company will also continue to manufacture and market products under the Windmere(R) and other owned and licensed brand names and under private-label brand names.

     HIGH VOLUME, LOW-COST MANUFACTURING CAPABILITIES. The Company's products are manufactured primarily at the Company's facilities in the PRC and the United States, and The Black & Decker Corporation's manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. Prior to the HPG Acquisition, 85-90% of Windmere-Durable's products were manufactured at Durable's plant in the PRC. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing to final assembly. Durable manufactured over 24 million finished goods units and millions of additional components in 1997. The Company believes that its high volume, vertically integrated manufacturing capabilities provide the Company flexibility and cost advantages.

     REPUTATION FOR INNOVATION. The Black & Decker Household Products Group is recognized within the small household appliance industry for its product innovation and sales and marketing expertise. The Black & Decker Household Products Group team has developed new products and categories within its targeted industry segments, such as the under-the-counter Spacemaker(R) products. This team has won numerous awards for design and innovation, including recent awards from Business Week for its new premium KT Kitchentools(TM) line. HPG's latest innovations include the PartyMate(TM) cordless blender and ExpressoMio(TM) microwave espresso maker. Windmere-Durable has also introduced several new products, including the LitterMaid(R) self-cleaning cat litter box.

     BROAD RANGE OF PRODUCT OFFERINGS. With the completion of the HPG Acquisition, the Company provides customers in the small household appliance market with a broad product line at introductory, mid-tier, and premium price points in key product categories. The Company believes that, as the retail industry continues to consolidate, the ability to serve the retailer with a wide array of product offerings becomes increasingly important both for maintaining shelf space and for introducing new products into the retail market in existing and new distribution channels.

     STRONG MANAGEMENT TEAM. The Company has an experienced management team, with particular expertise in value manufacturing. Its Chairman, President and Chief Executive Officer has been overseeing the growth of Windmere-Durable for over 20 years, and Windmere-Durable's other senior executives each have 10 or more years of service at Windmere-Durable. The managing director of Durable, Windmere-Durable's manufacturing subsidiary, has been with Durable for over 11 years, and certain heads of production, administration, and quality control have been with Durable for over 20 years. The managers of the Black & Decker Household Products Group complement the Company's pre-existing management strengths. In recent years, HPG management has guided several successful product introductions, including the KT Kitchentools(TM) premium kitchen appliances and Quick 'N Easy(R) irons. The Company believes that the HPG management group will significantly enhance the Company's product innovation and sales and marketing expertise.

     STRATEGIC ALLIANCES. The Company has demonstrated an ability to identify and execute marketing opportunities with strategic partners. The Company was integral in helping to establish the White-Westinghouse(R) licensing and manufacturing agreement, as well as the related agreements for the sale of products (a portion of which are manufactured by the Company) to Kmart. The acquisition of the Black & Decker Household Products Group represents the latest alliance the Company has forged.

BUSINESS STRATEGY

     The Company has combined top brand names and a reputation for quality and innovation with its efficient, low-cost, vertically integrated manufacturing capabilities. The Company expects to continue to achieve growth and increased profitability by pursuing the following strategies:

     INCREASE MARKET SHARE THROUGH NEW PRODUCT INTRODUCTIONS AND BRAND NAME LICENSING. The Company intends to increase its market share by offering new products that build upon the existing offerings of its introductory price point products under the Windmere(R) name and premium products under the Black & Decker(R) brand name. In pursuing this strategy, the Company will develop and introduce new products at price points where neither it nor the Black & Decker Household Products Group currently competes and will utilize its low-cost manufacturing capabilities to reenter certain markets from which the Black & Decker Household Products Group exited. The Company also intends to opportunistically pursue additional brand name license arrangements from time to time. The Company believes this strategy will be attractive to its customers by offering them a broader range of products from a single source.

     LEVERAGE MANUFACTURING CAPABILITIES. The Company intends to manufacture component parts as well as certain small household appliances that historically were outsourced by the Black & Decker Household Products Group. In addition, the Company intends to take advantage of its capabilities as a multinational manufacturer to reduce operating costs and increase productivity. The Company estimates that such leveraging of its manufacturing strengths will generate at least $15.0 million in aggregate annual cost savings in 1999 and $40.0 million to $50.0 million in such cost savings by the end of the year 2001. Such anticipated cost savings are in addition to the HPG cost savings discussed in "Unaudited Pro Forma Combined Financial Information" and the savings anticipated under the Company's Repositioning Program (as defined). See "Risk
Factors -- Risks Associated with Integration of the Black & Decker Household Products Group," "-- Risks Associated with the Company's Repositioning Program," and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     EXPAND INTERNATIONAL PRESENCE. The Company intends to utilize the marketing and distribution channels acquired through the HPG Acquisition to expand the global market penetration of all of its products, particularly in Latin America. On a pro forma basis after giving effect to the HPG Acquisition, the Company's international sales would have been $218.4 million in 1997, as compared to $82.1 million in international sales for Windmere-Durable alone in 1997.

RECENT DEVELOPMENTS

     The Company and Salton entered into an agreement, dated as of May 6, 1998 (the "Stock Agreement"), pursuant to which the Company granted Salton the right to purchase the Company's 6,535,072 shares of Salton's common stock for $12.00 per share in cash and a six and one-half year, $15.0 million subordinated promissory note bearing interest at 4.0% per annum, the principal amount of which is reduced by 5.0% of the total amount paid by Salton for products purchased from the Company and its affiliates during the term of the note. On June 26, 1998, Salton announced that it has elected to exercise its option to acquire the Company's 50% equity interest in Salton. If Salton fails to close such purchase on or prior to October 30, 1998, the Company has the right to acquire all of the shares of Salton's common stock that it does not currently own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of Company Common Stock. See "Business -- Interest in Affiliates."

     On June 26, 1998, the Company consummated the HPG Acquisition, in which the Company acquired the Black & Decker Household Products Group for $315.0 million in cash (approximately $27.0 million of which is held in escrow pending approval by the Mexican Federal Competition Commission (the "MFCC") of the Company's acquisition of HPG's facilities in Queretaro, Mexico), and assumed certain related liabilities. As part of the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil), and the Caribbean under a licensing arrangement with a minimum term of six and one-half years. For the first five years, the license will be on a royalty-free basis. Renewals, if mutually agreed upon, will be at specified minimum royalty payments. In addition, the Company purchased subbrands from The Black & Decker Corporation, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM).

     To facilitate the HPG Acquisition, affiliates of the Underwriter provided the Company with (i) $345.0 million in senior secured credit facilities (the "Senior Credit Facilities"), consisting of a $160.0 million senior secured revolving credit facility (the "Senior Secured Revolving Credit Facility"), a $90.0 million Tranche A Term Loan, a $75.0 million Tranche B Term Loan and a $20.0 million Tranche C Term Loan (collectively, the "Term Loans"), and (ii) $185.0 million in senior subordinated loans (the "Senior Subordinated Loans"). The Company paid the purchase price of the HPG Acquisition and certain related costs with borrowings of $185.0 million under the Senior Subordinated Loans, $185.0 million under the Term Loans and $7.0 million under the Senior Secured Revolving Credit Facility. The Company intends to repay all outstanding indebtedness under the Senior Subordinated Loans and the Tranche C Term Loan, and a portion of the indebtedness under the Senior Secured Revolving Credit Facility with the proceeds from the Offerings. Approximately $167.2 million in principal amount under the Senior Credit Facilities will remain outstanding after completion of the Offerings, and approximately $157.8 million will be available for future borrowings under the Senior Secured Revolving Credit Facility under certain circumstances. See "Risk

Factors," "Use of Proceeds," "Consolidated Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness."

     The Black & Decker Household Products Group has implemented various strategic initiatives in order to improve its profitability through reducing costs and streamlining its product offerings (together, the "HPG Restructuring Program"). The HPG Restructuring Program resulted in a first quarter 1998 restructuring charge for HPG of $15.5 million for costs associated with the consolidation of service operations, severance pay for certain selling, general and administrative employees, the write-off of tooling in conjunction with HPG's exit from certain product lines, and the general integration of its global operations. On a pro forma basis giving effect to the HPG Acquisition, the Company would have realized approximately $6.9 million in cost savings as a result of the HPG Restructuring Program for the twelve-month period ended March 31, 1998. The Company expects to continue to realize annual cost savings as a result of the HPG Restructuring Program.

     The Company will realize additional cost reductions related to the HPG Acquisition. For the twelve-month period ended March 31, 1998, on a pro forma basis, the Company would also have realized $12.7 million from cost reductions related to the HPG Acquisition, including the elimination of certain corporate allocations.

     On June 23, 1998, the Company announced that, in connection with its acquisition of the Black & Decker Household Products Group, it will embark upon a repositioning program (the "Repositioning Program"). The Repositioning Program is designed to help the Company integrate the operations of HPG and Windmere-Durable. As part of the Repositioning Program, the Company has decided to exit certain personal care and other non-core, low-margin product lines in order to free manufacturing capacity for the production of higher margin product lines, including those related to product lines acquired in the HPG Acquisition. The Company expects the discontinuation of these product lines to result in savings of approximately $3.5 million annually by the year 2000. As a result of the Repositioning Program, the Company will incur a one-time charge of approximately $11.4 million in the second quarter of 1998. This charge is primarily non-cash and consists of: (i) $6.0 million of inventory write-downs; (ii) $2.7 million of goodwill, tooling and other write-offs; and (iii) $2.7 million of HPG integration costs.

     In addition, the Company has identified further manufacturing synergies that it believes it will be able to realize as a result of the HPG Acquisition, by combining its manufacturing expertise with its portfolio of strong brand names. Manufacturing synergies are expected to be realized as the Company's Durable manufacturing facilities begin to manufacture products for HPG which are currently being outsourced from third parties. In addition, Durable will begin to manufacture component parts for HPG. The Company plans to optimize manufacturing production among its facilities and other manufacturing resources in the PRC, Mexico and the U.S. Other projected synergies include ocean freight, warehousing and additional corporate overhead savings. The Company believes that these synergies, in addition to the cost savings from the HPG Restructuring Program and the Repositioning Program, should result in projected cost savings of approximately $15.0 million in 1999 and increase to approximately $40.0 million to $50.0 million in annual cost savings by the year 2001. These projections are based on 1997 volumes and do not include any assumptions for growth related to reentering product lines previously exited by HPG. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. See "Risk Factors" for a discussion of certain factors that could impact the Company's ability to realize these projected cost savings.

     The Company was incorporated under the laws of the State of Florida in 1963. The Company's executive offices are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, and its telephone number at that address is (305) 362-2611.

                               THE NOTES OFFERING

Securities Offered............   $125.0 million in aggregate principal amount of
                                      % Senior Subordinated Notes of the Company
                                 due 2008.

Maturity Date.................               , 2008.

Interest Payment Dates........                  and                , commencing
                                             , 1998.

Subsidiary Guarantees.........   The Notes will be unconditionally guaranteed by
                                 each of the existing and future Domestic
                                 Subsidiaries of the Company (each a "Subsidiary
                                 Guarantor" and, collectively, the "Subsidiary
                                 Guarantors"). See "Description of
                                 Notes -- Subsidiary Guarantees."

Ranking.......................   The Notes will be general unsecured obligations
                                 of the Company, will rank subordinate in right of payment to all Senior Debt of the Company and will rank senior or pari passu in right of payment to all future subordinated indebtedness of the Company. The Subsidiary Guarantees will be general unsecured obligations of the Subsidiary Guarantors, will rank subordinate in right of payment to all Senior Debt of the Subsidiary Guarantors and will rank senior or pari passu in right of payment to all existing and future subordinated indebtedness of the Subsidiary Guarantors. As of March 31, 1998, on a pro forma basis after giving effect to the Transactions, the Company and its subsidiaries would have had $167.2 million of Senior Debt outstanding. See "Description of Notes --
                                 Subordination."

Optional Redemption...........   The Notes may be redeemed at the option of the
                                 Company, in whole or in part, on or after
                                             , 2003, at the redemption prices
                                 set forth herein, plus accrued and unpaid
                                 interest thereon to the date of redemption.
                                 Notwithstanding the foregoing, at any time on
                                 or before             , 2001, the Company may
                                 redeem up to 35% of the original aggregate principal amount of the Notes with the net proceeds of an offering of common stock of the Company at the redemption prices set forth herein, plus accrued and unpaid interest thereon to the redemption date; provided, that 65% of the original aggregate principal amount of Notes remains outstanding immediately after the occurrence of such redemption; and, provided, further, that such redemption shall occur within 45 days of the date of the closing of such offering. See "Description of Notes -- Optional Redemption."

Change of Control.............   Upon a Change of Control, the Company will be
                                 required to make an offer to repurchase all outstanding Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest thereon to the date of repurchase. See "Description of
                                 Notes -- Repurchase at the Option of
                                 Holders -- Change of Control."

Covenants.....................   The indenture pursuant to which the Notes will
                                 be issued (the "Indenture") will contain certain covenants that, among other things, limit the ability of the Company and its subsidiaries to incur additional Indebtedness
                                 (as defined) and issue preferred stock, incur liens, pay dividends or make certain other restricted payments, apply net proceeds from certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person, sell stock of subsidiaries, and assign, transfer, lease, convey or otherwise dispose of substantially all of the assets of the Company. See
                                 "Description of Notes -- Certain Covenants."

Use of Proceeds...............   The Company intends to use the net proceeds of
                                 the Notes Offering, together with the net proceeds of the Common Stock Offering, to repay all outstanding indebtedness under the Senior
                                 Subordinated Loans and a portion of the
                                 indebtedness under the Senior Credit
                                 Facilities. See "Use of Proceeds."

Risk Factors..................   Prospective investors should carefully consider
                                 all the information set forth and incorporated by reference herein and, in particular, should evaluate the specific factors set forth under "Risk Factors" before making an investment in the Notes.

Concurrent Common Stock
Offering......................   The Company is concurrently offering to the
                                 public 3,041,000 shares of its Common Stock
                                 (excluding the underwriters' over-allotment option). Consummation of each of the Notes
                                 Offering and the Common Stock Offering is contingent upon consummation of the other. See
                                 "Concurrent Common Stock Offering."

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION (DOLLARS IN THOUSANDS, EXCEPT RATIOS, SHARE AND PER SHARE DATA)

     The Company's Unaudited Pro Forma Combined Statement of Operations Data and Other Financial Data give effect to the HPG Acquisition, the Offerings and the borrowings under the Senior Credit Facilities (collectively, the "Transactions"), in each case as if it or they had occurred at the beginning of the periods indicated. The Company's Unaudited Pro Forma Combined Balance Sheet Data give effect to the Transactions as if they had occurred on March 31, 1998. The Summary Unaudited Pro Forma Combined Financial Information is presented for illustrative purposes only and does not purport to be indicative of the Company's actual financial position or results of operations as of the date hereof, or as of or for any other future date, and is not necessarily indicative of what the Company's actual financial position or results of operations would have been had the Transactions been consummated on the above-referenced dates, nor does it give effect to (i) any transactions other than the Transactions and those described in the Notes to Unaudited Pro Forma Combined Financial Information or (ii) Windmere-Durable's or HPG's results of operations since March 31, 1998. The following Summary Unaudited Pro Forma Combined Financial Information should be read in conjunction with the information appearing in "Use of Proceeds," "Consolidated Capitalization," "Unaudited Pro Forma Combined Financial Information," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, and other financial data included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                       PRO FORMA
                                                 -----------------------------------------------------
                                                                       THREE MONTHS     TWELVE MONTHS
                                                    YEAR ENDED            ENDED             ENDED
                                                 DECEMBER 31, 1997    MARCH 31, 1998    MARCH 31, 1998
                                                 -----------------    --------------    --------------
STATEMENT OF OPERATIONS DATA:
  Net sales....................................      $664,813            $117,149          $665,193
  Gross profit(1)..............................       179,013              31,100           180,996
  Income (loss) from operations(2)(3)..........        32,641             (16,438)           14,996
  Interest expense(4)(5).......................        26,990               6,955            27,411
  Net earnings (loss)(6).......................        12,188             (13,562)            2,172
  Earnings (loss) per share -- diluted.........      $   0.53            $  (0.58)         $   0.09
  Weighted average number of shares............        22,817              23,235            22,922

OTHER FINANCIAL DATA:
  EBITDA(7)(8).................................      $ 68,135            $  7,835          $ 65,793
  Depreciation and amortization................        36,073               8,652            35,677
  Capital expenditures.........................        28,218               4,154            23,636
  Cash interest expense........................      $ 26,826            $  7,553          $ 28,352
  Ratio of total debt to EBITDA................           4.5x                                  4.6x
  Ratio of EBITDA to interest expense..........           2.5x                                  2.4x
  Ratio of earnings to fixed charges(9)........           1.5x                                  1.0x

                                                              PRO FORMA AS OF
                                                              MARCH 31, 1998
                                                              ---------------
BALANCE SHEET DATA:
  Working capital...........................................     $201,239
  Total assets..............................................      690,512
  Total debt................................................      305,159
  Stockholders' equity......................................      286,156

                                                   (footnotes on following page)

---------------
(1) Reflects the workforce reductions already completed at the plant level of $1,130 for the year ended December 31, 1997, $67 for the three months ended March 31, 1998, and $862 for the twelve months ended March 31, 1998.

(2) Reflects adjustments to (i) record the workforce reductions at the corporate office level of $6,168 for the year ended December 31, 1997, $1,317 for the three months ended March 31, 1998, and $6,037 for the twelve months ended March 31, 1998, (ii) reduce corporate expenses by $6,080 for the year ended December 31, 1997, $1,520 for the three months ended March 31, 1998, and $6,080 for the twelve months ended March 31, 1998, (iii) record the incremental amortization expense of the excess of cost over fair market value of the net assets acquired of $7,773 for the year ended December 31, 1997, $1,943 for the three months ended March 31, 1998, and $7,773 for the twelve months ended March 31, 1998, (iv) record the amortization of the debt issuance costs of $2,431 for the year ended December 31, 1997, $608 for the three months ended March 31, 1998, and $2,431 for the twelve months ended March 31, 1998, (v) record the utilization of the unfavorable lease accrual of $1,250 for the year ended December 31, 1997, $313 for the three months ended March 31, 1998, and $1,250 for the twelve months ended March 31, 1998,
    (vi) reduce purchasing costs under the new interim services agreement of $812 for the year ended December 31, 1997, $203 for the three months ended March 31, 1998, and $812 for the twelve months ended March 31, 1998, (vii) eliminate product recall expenses which are indemnified under the terms of the purchase agreement of $2,250 for the year ended December 31, 1997, $0 for the three months ended March 31, 1998, and $2,250 for the twelve months ended March 31, 1998, (viii) increase the executive salaries under the new employment agreements of $223 for the year ended December 31, 1997, $56 for the three months ended March 31, 1998, and $223 for the 12 months ended March 31, 1998, (ix) eliminate the Malaysian supply plant losses of $2,580 for the year ended December 31, 1997, $645 for the three months ended March 31, 1998, and $2,580 for the twelve months ended March 31, 1998.

(3) Includes a restructuring charge of $15,500 recorded by the Black & Decker Household Products Group for the three months ended March 31, 1998 and the twelve months ended March 31, 1998.

(4) Reflects adjustments to record the additional interest expense of $23,639 for the year ended December 31, 1997, $5,910 for the three months ended March 31, 1998, and $23,639 for the 12 months ended March 31, 1998.

(5) This amount does not include interest income.

(6) Reflects the adjustments to record income tax benefits related to the effects of the pro forma adjustments of $1,895 for the year ended December 31, 1997, $5,278 for the three months ended March 31, 1998, and $5,937 for the twelve months ended March 31, 1998.

(7) EBITDA represents net earnings (loss) before the cumulative effect of change in accounting plus provisions for income taxes, interest expense, depreciation and amortization, equity in net earnings (loss) of affiliates, restructuring costs, and unusual or non-recurring items. While EBITDA should not be construed as a substitute for other historical operating data in analyzing the Company's operating performance, financial position and cash flows, the Company has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine the Company's ability to service debt.

(8) It was The Black & Decker Corporation's policy not to enter into foreign currency hedges in Mexico since the peso-denominated revenues at its other business units provided it with a natural hedge against peso-denominated expenses at HPG. The effect of HPG not entering into specific forward currency contracts had a negative impact on earnings of $7.1 million and $3.8 million in each of the years ended December 31, 1997 and 1996, respectively, and a positive impact of $9.7 million in the year ended December 31, 1995. Windmere-Durable would not have had the benefits of a natural hedge if it had been operating the HPG business in Mexico and although it plans to hedge its exposure against changes in the peso-dollar exchange rates, there can be no assurance that Windmere-Durable's gains on hedging transactions would have produced a result comparable to the results of the natural hedge at The Black & Decker Corporation.

(9) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs.

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The Summary Historical Financial Information for Windmere-Durable as of and for each of the five years in the period ended December 31, 1997, and for the Black & Decker Household Products Group as of and for each of the three years in the period ended December 31, 1997, have been derived from Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto and the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, respectively. The Summary Historical Consolidated Financial Information for Windmere-Durable as of and for the three months ended March 31, 1998 and 1997, respectively, is unaudited, but has been prepared on the same basis as Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, which include, in the opinion of management of Windmere-Durable, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of Windmere-Durable for the unaudited interim periods. The Summary Historical Financial Information for the Black & Decker Household Products Group as of and for the three months ended March 29, 1998 and March 30, 1997, respectively, is unaudited, but has been prepared on the same basis as the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, which include, in the opinion of HPG management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of the Black & Decker Household Products Group for the unaudited interim periods. The operating results of Windmere-Durable for the three months ended March 31, 1998 may not be indicative of the operating results of the Company for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

   SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF WINDMERE-DURABLE
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                                                                     THREE MONTHS
                                                                                                         ENDED
                                                 YEAR ENDED DECEMBER 31,                               MARCH 31,
                                ----------------------------------------------------------     -------------------------
                                  1993         1994         1995        1996        1997          1997          1998
                                --------     --------     --------    --------    --------     -----------   -----------
                                                                                               (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales...................  $170,661     $181,112     $187,777    $197,004    $261,885       $51,412       $55,394
  Cost of sales...............   122,772      132,185      146,907     157,279     197,507        40,593        42,511
                                --------     --------     --------    --------    --------       -------       -------
  Gross profit................    47,889       48,927       40,870      39,725      64,378        10,819        12,883
  Selling, general and
    administrative expenses...    36,448       35,532       37,625      39,425      50,349         9,697        11,706
  Unusual or non-recurring
    items.....................        --       (7,811)(1)    8,000(2)       --          --            --            --
  Net interest and other
    income....................    (1,368)      (1,834)      (1,983)     (1,073)        624           147           364
  Equity in net earnings
    (loss) of affiliates......      (504)          91         (393)      2,299       7,353          (490)          444
                                --------     --------     --------    --------    --------       -------       -------
  Earnings (loss) before
    taxes, minority interest
    and extraordinary item....    12,305       23,131       (3,165)      3,672      20,758           485         1,257
  Extraordinary items.........        --           --           --       3,500(3)       --            --            --
  Minority interest expense
    (income)..................     1,203           (1)          --          --          --            --            --
  Provision for taxes
    (benefits)................      (367)(4)    2,595       (1,281)       (279)        923           164           121
                                --------     --------     --------    --------    --------       -------       -------
  Net earnings (loss).........  $ 11,469     $ 20,537     $ (1,884)   $    451    $ 19,835       $   321       $ 1,136
                                ========     ========     ========    ========    ========       =======       =======
  Net earnings (loss) per
    share --
    basic.....................  $   0.74     $   1.24     $  (0.11)   $   0.03    $   1.12       $  0.02       $  0.06
                                ========     ========     ========    ========    ========       =======       =======
    diluted...................  $   0.71     $   1.17     $  (0.11)   $   0.03    $   1.00       $  0.02       $  0.06
                                ========     ========     ========    ========    ========       =======       =======
  Cash dividends paid per
    share of Common Stock.....  $     --     $   0.15     $   0.20    $   0.20    $   0.10       $  0.05       $    --
OTHER FINANCIAL DATA:
  EBITDA(5)...................  $ 17,147     $ 19,214     $ 10,024    $  7,291    $ 21,727       $ 3,008       $ 3,251
  Depreciation and
    amortization..............  $  5,705     $  5,819     $  6,779    $  6,991    $  7,698       $ 1,886       $ 2,074
  Capital expenditures........  $  5,891     $ 10,437     $  8,384    $  8,618    $ 11,296       $ 2,001       $ 2,671
  Ratio of earnings to fixed
    charges(6)................      10.9x        42.9x          --         3.7x        7.0x          1.8x          2.1x

                                                              AS OF DECEMBER 31,
                                           --------------------------------------------------------        AS OF
                                             1993        1994        1995        1996        1997      MARCH 31, 1998
                                           --------    --------    --------    --------    --------    --------------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital........................  $117,961    $129,281    $127,626    $105,565    $106,078       $105,234
  Total assets...........................   180,479     197,124     188,012     237,279     281,847        273,671
  Long-term debt, deferred liabilities
    and minority interest................     9,492       4,932       3,519      20,132      17,144         16,897
  Stockholders' equity...................   146,587     170,625     164,931     167,695     190,821        191,683

---------------
(1) Non-recurring gain on the sale of Hong Kong office space of $7,811.

(2) Non-recurring loss on the sale of another asset of $8,000.

(3) Extraordinary charge for the settlement of Izumi litigation of $3,500.

(4) Includes cumulative effect of accounting change benefit of $1,731.

(5) EBITDA represents net earnings (loss) before the cumulative effect of change in accounting plus provisions for income taxes, interest expense, depreciation and amortization, equity in net earnings (loss) of affiliates, minority interest, restructuring costs, unusual or non-recurring items and extraordinary items. While EBITDA should not be construed as a substitute for other historical operating data in analyzing Windmere-Durable's operating performance, financial position and cash flows, Windmere-Durable has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine Windmere-Durable's ability to service debt.

(6) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs. Earnings were inadequate to cover fixed charges for the year ended December 31, 1995. The coverage deficiency was approximately $3,165 in that year.

    SUMMARY HISTORICAL FINANCIAL INFORMATION OF THE BLACK & DECKER HOUSEHOLD
                                 PRODUCTS GROUP
                             (DOLLARS IN THOUSANDS)

                                 YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED
                             --------------------------------    --------------------------------
                               1995        1996        1997      MARCH 30, 1997    MARCH 29, 1998
                             --------    --------    --------    --------------    --------------
                                                                  (UNAUDITED)       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
  Net sales................  $445,739    $412,446    $402,928       $65,357           $ 61,755
  Cost of goods sold.......   315,296     295,187     289,423        47,394             43,605
                             --------    --------    --------       -------           --------
  Gross profit.............   130,443     117,259     113,505        17,963             18,150
  Selling, general and
     administrative
     expenses..............   110,233     106,143     104,736        19,735             21,723
  Restructuring charge.....        --       4,676(1)       --            --             15,500(2)
                             --------    --------    --------       -------           --------
  Operating income
     (loss)................    20,210       6,440       8,769        (1,772)           (19,073)
  Other expenses
     (income)..............     3,464       1,698         579            78               (121)
  Income taxes (benefit)...     6,995       3,319       3,936          (801)            (3,428)
                             --------    --------    --------       -------           --------
  Net earnings (loss)......  $  9,751    $  1,423    $  4,254       $(1,049)          $(15,524)
                             ========    ========    ========       =======           ========
OTHER FINANCIAL DATA:
  EBITDA(3)(4).............  $ 34,412    $ 27,499    $ 26,361       $ 2,761           $    575
  Depreciation and
     Amortization..........    17,666      18,081      18,171         4,611              4,027
  Capital expenditures.....    18,979      22,306      16,922         1,125              1,873

                                                           AS OF DECEMBER 31,
                                                          --------------------        AS OF
                                                            1996        1997      MARCH 29, 1998
                                                          --------    --------    --------------
                                                                                   (UNAUDITED)
BALANCE SHEET DATA:
  Working capital.......................................  $ 43,147    $ 79,711       $ 66,519
  Total assets..........................................   236,886     258,547        234,593
  Total debt............................................        --          --             --

---------------
(1) In 1996, HPG recorded a restructuring provision to accrue severance costs and a tooling write-off associated with the exit of its countertop beverage product line and further integration of its Canadian business into its United States business. Total severance costs associated with these actions approximated $2,000.

(2) Subsequent to December 31, 1997, HPG provided for severance costs of certain selling, general and administrative employees and for the severance and asset write-off costs associated with closing its Malaysian manufacturing facility which totaled $15,500. The selling, general and administrative terminations were effected by the end of the quarter ended March 29, 1998, although payment of severance will continue monthly through the term of the obligation. The Malaysian plant shutdown is expected to be completed during 1998.

(3) EBITDA represents net earnings (loss) plus provisions for income taxes, interest expense, depreciation and amortization, and restructuring costs. While EBITDA should not be construed as a substitute for other historical operating data in analyzing HPG's operating performance, financial position and cash flows, HPG has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine HPG's ability to service debt.

(4) It was The Black & Decker Corporation's policy not to enter into foreign currency hedges in Mexico since the peso-denominated revenues at its other business units provided it with a natural hedge against peso-denominated expenses at HPG. The effect of HPG not entering into specific forward currency contracts had a negative impact on earnings of $7.1 million and $3.8 million in each of the years ended December 31, 1997 and 1996, respectively, and a positive impact of $9.7 million in the year ended December 31, 1995. Windmere-Durable would not have had the benefits of a natural hedge if it had been operating the HPG business in Mexico and although it plans to hedge its exposure against changes in the peso-dollar exchange rates, there can be no assurance that Windmere-Durable's gains on hedging transactions would have produced a result comparable to the results of the natural hedge at The Black & Decker Corporation.

                                  RISK FACTORS

     Prospective Purchasers of the Notes should consider carefully, in addition to the other information contained or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the following factors before purchasing the Notes offered hereby. This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes," "intends," "expects" and similar words or phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth below. Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance, or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

EFFECTS OF LEVERAGE

     As a result of the consummation of the Transactions, the Company has certain indebtedness and debt service obligations. On March 31, 1998, after giving pro forma effect to the Transactions, the Company would have had total indebtedness of approximately $305.2 million (of which $125.0 million would have consisted of the Notes and the balance would have consisted of Term Loans of $165.0 million, and approximately $15.2 million of other debt) and stockholders' equity of approximately $286.2 million. After giving pro forma effect to the Transactions, the ratio of earnings to fixed charges would have been 1.0x for the twelve months ended March 31, 1998. Subject to certain limitations contained in the Senior Credit Facilities and the Indenture, the Company and its subsidiaries will be permitted to incur substantial additional indebtedness in the future. See "Consolidated Capitalization," "Unaudited Pro Forma Combined Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Notes."

     The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures, product research and development expenses and marketing expenses will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and international and United States domestic political factors and other factors that are beyond the Company's control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under the Senior Credit Facilities, will be adequate to meet the Company's future liquidity needs for at least the next several years. The Company may, however, need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facilities in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Liquidity and Capital Resources."

     The degree to which the Company will be leveraged following the Transactions could have important consequences to holders of the Notes, including, but not limited to: (i) making it more difficult for the Company to satisfy its obligations with respect to the Notes; (ii) increasing the Company's vulnerability to general adverse economic and industry conditions; (iii) limiting the Company's ability to obtain additional financing to fund future working capital, capital expenditures, product research and development, marketing and other general corporate requirements; (iv) requiring the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal of, and interest on, its indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, product research and development, marketing or other general corporate purposes;
(v) limiting the Company's flexibility in planning for, or reacting to, changes in its business and the industry; and (vi) placing the Company at a competitive disadvantage vis-a-vis less leveraged competitors. In addition, the degree to which the Company is leveraged could prevent it from repurchasing all of the Notes tendered to it upon the occurrence of a Change of Control. See "Description of Certain Indebtedness -- Senior Credit Facilities" and "Description of Notes."

SUBORDINATION

     The Notes will be senior, unsecured obligations of the Company, and payment of principal, premium, if any, and interest on the Notes will be guaranteed by the Subsidiary Guarantors. The Notes and the Subsidiary Guarantees will be subordinated in right of payment to the Senior Credit Facilities and all current and future Senior Debt of the Company and the Subsidiary Guarantors. However, the Indenture will provide that the Company will not, and will not permit any of the Subsidiary Guarantors to incur or otherwise become liable for any indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes or any of the Subsidiary Guarantees. Upon any distribution to creditors of the Company or any Subsidiary Guarantor in a liquidation or dissolution of the Company or such Subsidiary Guarantor, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or such Subsidiary Guarantor or their property, the holders of Senior Debt will be entitled to be paid in full (in cash) before any payment may be made with respect to the Notes or the Subsidiary Guarantees, as applicable. In addition, the subordination provisions of the Indenture will provide that payments with respect to the Notes or the Subsidiary Guarantees, as applicable, will be blocked in the event of a payment default on Senior Debt and may be blocked for up to 179 days each year in the event of certain non-payment defaults on Senior Debt. In the event of a bankruptcy, liquidation or reorganization of the Company or any Subsidiary Guarantor, holders of the Notes or the Subsidiary Guarantees, as applicable, will participate ratably with all holders of subordinated indebtedness of the Company or such Subsidiary Guarantor that is deemed to be of the same class as the Notes and the Subsidiary Guarantees, and potentially with all other general creditors of the Company or such Subsidiary Guarantor, based upon the respective amounts owed to each holder or creditor, in the remaining assets of the Company or such Subsidiary Guarantor. In any of the foregoing events, there can be no assurance that there would be sufficient assets to pay amounts due on the Notes or the Subsidiary Guarantees, as applicable. As a result, holders of Notes or the Subsidiary Guarantees, as applicable, may receive less, ratably, then the holders of Senior Debt.

     As of March 31, 1998, on a pro forma basis after giving effect to the Transactions, the aggregate amount of Senior Debt of the Company and its subsidiaries would have been approximately $167.2 million and approximately $157.8 million would have been available for additional borrowings under the Senior Credit Facilities. The Indenture will permit the incurrence of substantial additional indebtedness, including Senior Debt, by the Company and its subsidiaries in the future. See "Description of Certain
Indebtedness -- Senior Credit Facilities."

HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION

     The Company is a holding company with no material business operations of its own and derives substantially all of its revenues from its subsidiaries. Holders of indebtedness of, and trade creditors of, subsidiaries of the Company would generally be entitled to payment of their claims from the assets of the affected subsidiaries before such assets were made available for distribution to the Company. The Indenture will permit the incurrence of substantial additional indebtedness by the Company and its subsidiaries and will permit significant investments by the Company in subsidiaries and will require Subsidiary Guarantors to guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of a subsidiary, holders of any of such subsidiary's indebtedness will have a claim to the assets of the subsidiary that is prior to the Company's interest in those assets.

     As of March 31, 1998, on a pro forma basis after giving effect to the Transactions, the aggregate amount of indebtedness and other liabilities of the Company's subsidiaries (including trade payables) would have been approximately $71.1 million. If any subsidiary indebtedness were to be accelerated, there can be no assurance that the assets of such subsidiary would be sufficient to repay such indebtedness or that the assets of the Company and of the Subsidiary Guarantors would be sufficient to repay in full the indebtedness of the Company, including the Notes. See "Description of Certain Indebtedness -- Senior Credit Facilities."

LIMITATION ON SUBSIDIARY GUARANTEES

     Substantially all of the Company's operations are conducted through its subsidiaries. However, only the Company's Domestic Subsidiaries will be guarantors of the Notes. As a result, holders of indebtedness of, and trade creditors of, the Company's foreign subsidiaries will generally be entitled to payment of their claims from the assets of such subsidiaries before such assets will be made available to the Company. On a pro forma basis after giving effect to the Transactions, the Company's foreign subsidiaries held 66.4% of the Company's consolidated assets (without giving effect to eliminations) as of March 31, 1998, and accounted for 19.7% of the Company's consolidated revenues for the three months ended March 31, 1998. See Note 8 to the Company's Unaudited March 31, 1998 Financial Statements.

RISKS OF INTERNATIONAL OPERATIONS AND EXPANSION

     A substantial amount of the Company's manufacturing operations are conducted and located abroad, and the Company's growth strategy involves expanding its operations in foreign jurisdictions. The Company also sells its products to customers located in foreign jurisdictions, including Latin America, Europe and the Far East. Prior to the HPG Acquisition, approximately 85-90% of Windmere-Durable's products were manufactured by Durable, its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. In connection with the HPG Acquisition, the Company has contracted to acquire additional manufacturing facilities in Queretaro, Mexico, a country in which Windmere-Durable had not previously manufactured products, and has entered into an agreement to purchase certain products from The Black & Decker Corporation plant in Kuantan, Malaysia for a limited period of time. The geographical distances between the Far East, the United States and Mexico create a number of logistical and communications challenges. Because the Company manufactures its products and conducts business in several foreign countries, the Company is affected by economic and political conditions in those countries, including fluctuations in the value of currency, duties, possible employee turnover, labor unrest, lack of developed infrastructure, longer payment cycles, greater difficulty in collecting accounts receivable, the burdens and costs of compliance with a variety of foreign laws and, in certain parts of the world, political instability. Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer of funds, limitations on imports or exports, or the expropriation of private enterprises could have a material adverse effect on the Company, its results of operations, prospects or debt service ability. The Company could also be adversely affected if the current policies encouraging foreign investment or foreign trade by its host countries were to be reversed. In addition, the attractiveness of the Company's services to its United States customers is affected by United States trade policies, such as "most-favored-nation" status and trade preferences for certain nations. For example, trade preferences extended by the United States to Malaysia in recent years were not renewed in 1997. Moreover, the Company is subject to the Foreign Corrupt Practices Act (the "FCPA"), which may place the Company at a competitive disadvantage to foreign companies that are not subject to the FCPA. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition and results of operations.

     RISKS RELATING TO THE PRC. The Company's operations and assets are subject to significant political, economic, legal and other uncertainties in the PRC, where the Company maintains a substantial amount of its manufacturing operations. Under its current leadership, the Chinese government has been pursuing economic reform policies, including the encouragement of foreign trade and investment and greater economic decentralization. No assurance can be given, however, that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, or that such policies will not be significantly altered from time to time. Despite progress in developing its legal system, the PRC does not have a comprehensive and highly developed system of laws, particularly with respect to foreign investment activities and foreign trade. Enforcement of existing and future laws and contracts is uncertain, and implementation and interpretation thereof may be inconsistent. As the Chinese legal system develops, the promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors.

     The Company could also be adversely affected by the imposition of austerity measures intended to reduce inflation, the inadequate development or maintenance of infrastructure or the unavailability of adequate power and water supplies, transportation, raw materials and parts, or a deterioration of the general political, economic or social environment in the PRC. If the Company determines that it is necessary to relocate the Company's manufacturing facilities from the PRC and is unable to so, due to confiscation, expropriation, nationalization, embargoes, governmental restrictions or otherwise, the Company would incur substantial operating and capital losses, including losses resulting from business disruption and delays in production. In addition, as a result of a relocation of its manufacturing equipment and certain other assets, the Company would likely incur relatively higher manufacturing costs. A relocation could also adversely affect the Company's revenues if the demand for the Company's products currently manufactured in the PRC decreases due to a disruption in the production and delivery of such products or due to higher prices which might result from increased manufacturing costs. Furthermore, earnings could be adversely affected due to reduced sales and/or the Company's inability to maintain its current margins on the products currently manufactured in the PRC.

     In addition, the PRC currently enjoys most-favored-nation ("MFN") trading status granted by the United States, pursuant to which the United States imposes the lowest applicable tariffs on Chinese exports to the United States. The United States annually reconsiders the renewal of MFN trading status for the PRC. No assurance can be given that the PRC's MFN trading status will be renewed in the future years. If MFN status for goods produced in the PRC were removed, there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured by the Company, which would have a material adverse impact on the Company's revenues and earnings.

     Durable is incorporated in Hong Kong and its executive sales offices and its senior executives are located or reside there. The Company also conducts significant trading activities through subsidiaries incorporated in Hong Kong, which may be influenced by the changing political situation in Hong Kong and by the general state of the Hong Kong economy. On July 1, 1997, sovereignty over Hong Kong was transferred from the United Kingdom to the PRC, and Hong Kong became a Special Administrative Region. There can be no assurance that the transfer of sovereignty over Hong Kong will not have a material adverse effect on the Company's business, financial condition and results of operations.

     RISKS RELATING TO MEXICO. The Mexican government exercises significant influence over many aspects of the Mexican economy. Accordingly, the actions of the Mexican government concerning the economy could have a significant effect on private sector entities in general and the Company in particular. In addition, during the 1980s and 1990s, Mexico experienced periods of slow or negative growth, high inflation, significant devaluations of the peso and limited availability of foreign exchange. As a result of the Company's reliance upon and pending acquisition of manufacturing facilities in Mexico, economic conditions in Mexico could adversely affect the Company's business, financial condition and results of operations.

CURRENCY FLUCTUATIONS

     While the Company transacts business predominantly in U.S. dollars and most of its revenues are collected in U.S. dollars, a portion of the Company's costs, such as payroll, rent and indirect operations costs, are denominated in other currencies, such as Chinese renminbi, Hong Kong dollars and Mexican pesos. Changes in the relation of these and other currencies to the U.S. dollar will affect the Company's cost of goods sold and operating margins and could result in exchange losses. The impact of future exchange rate fluctuations on the Company's results of operations cannot be accurately predicted.

     The Company uses forward exchange contracts to reduce fluctuations in foreign currency cash flows related to third party raw material and other operating purchases. The purpose of the Company's foreign currency management activity is to reduce the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. At March 31, 1998, Windmere-Durable had outstanding $23.0 million in forward contracts to purchase Hong Kong dollars. A deposit of $500,000 is held by the issuer as collateral on the contracts. There can be no assurance that the Company's foreign currency management activity will be effective in offsetting the foregoing currency risks.

     The Company's manufacturing subsidiary, Durable, uses the Hong Kong dollar as its functional currency. The Hong Kong dollar has historically been "pegged" to a fixed exchange rate vis-a-vis the U.S. dollar. If the Hong Kong dollar were to be significantly devalued against the U.S. dollar and the exchange rate allowed to fluctuate, the Company could experience significant changes in its currency translation account which would impact the Company's future comprehensive income.

     Upon the approval of the MFCC, the Company will acquire the Queretaro property and related assets from The Black & Decker Corporation. However, pending such approval, the Company will purchase from The Black & Decker Corporation products manufactured at the Queretaro facility under the terms of a manufacturing agreement between the Company and The Black & Decker Corporation (the "Manufacturing Agreement") described below. Because the operations of such facilities are primarily peso-denominated and the revenues derived from products manufactured at such facilities are primarily dollar-denominated, the Company is subject to currency fluctuations while operating under the Manufacturing Agreement as well as when, and if, the Company completes the acquisition of the Queretaro property. The December 1994 devaluation of the peso had a number of effects on the Mexican economy that adversely affected the financial condition of businesses in Mexico. The devaluation caused the peso value of dollar denominated indebtedness associated with businesses in Mexico to increase significantly, and also greatly increased the rate of inflation, resulting in a sharp rise in nominal interest rates on peso-denominated financing. In addition, recent changes in the peso/dollar exchange rate caused HPG to recognize a substantial increase in production costs in 1999. There can be no assurance that the peso to dollar foreign exchange rate will not be volatile in the future and that financial markets will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON TRADEMARKS

     As part of the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil) and the Caribbean under a licensing arrangement with a minimum term of six and one-half years. For the first five years, the license will be on a royalty-free basis. Renewals, if mutually agreed upon, will be at specified minimum royalty payments. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company believes that its rights in owned and licensed names is a significant part of the Company's business and that its ability to create demand for its products is dependent to a large extent on its ability to exploit these trademarks. There can be no assurance as to the breadth or degree of protection that these trademarks may afford the Company, or that the Company will be able to successfully exploit its trademarks in the future. Any inability to do so, particularly with respect to names in which the Company has made significant capital investments, including the Black & Decker(R), Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM) brand names, could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, because the Company's business strategy is heavily dependent upon the use of brand names, adverse publicity with respect to products that are not sold by the Company, but bear the brand names used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations, notwithstanding the fact that the products at issue are different from those sold by the Company. See "Business -- Intellectual Property."

PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

     As a result of the HPG Acquisition, the Company now manufactures products with features for which the Company has filed or obtained licenses for patents and design registrations in the United States and in several foreign countries. With respect to the Company's applications for patents, there can be no assurance that any patents will be obtained. If obtained, there can be no assurance that any patents will afford the Company commercially significant protection of its technologies or that the Company will have adequate resources to enforce its patents. Patent applications in the United States are maintained in secrecy until patents are issued, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it will be the first creator of inventions covered by any patent application it makes or the first to file patent applications on such inventions.

     Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investments in competing technologies, may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with the Company's ability to make and sell its products. The Company has not conducted an independent review of patents issued to third parties. Although the Company believes that its products do not infringe on the patents or other proprietary rights of third parties, there can be no assurance that other parties will not assert infringement claims against the Company or that such claims will not be successful. There can also be no assurance that competitors will not infringe on any patents obtained by the Company. Defense and prosecution of patent suits, even if successful, are both costly and time consuming. An adverse outcome in the defense of a patent suit could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease selling its products.

     The Company also relies on unpatented proprietary technology and there can be no assurance that others may not independently develop the same or similar technology or otherwise obtain access to the Company's unpatented technology. If the Company is unable to maintain the proprietary nature of its technologies, the Company's business, financial condition and results of operations could be materially adversely affected. See "-- Dependence on Trademarks" and "Business -- Intellectual Property."

RISKS ASSOCIATED WITH INTEGRATION OF THE BLACK & DECKER HOUSEHOLD PRODUCTS GROUP

     There can be no assurance that the Company will successfully integrate the recently acquired business operations of the Black & Decker Household Products Group with the Company's pre-existing business operations. The full benefits of a business combination of the Company and the Black & Decker Household Products Group will require the integration of administrative, finance, purchasing, engineering, product research and development, sales and marketing organizations; the coordination of production efforts; and the implementation of appropriate operational, financial, and management systems and controls. If the Company fails to successfully integrate the operations of Windmere-Durable and the Black & Decker Household Products Group, or if anticipated cost savings are not as substantial as the Company expects, the Company's business, results of operations and financial condition would be materially adversely affected. The Unaudited Pro Forma Combined Financial Information contains certain adjustments relating to the integration of the Black & Decker Household Products Group. Although these adjustments are based upon available information and certain assumptions the Company considers reasonable as of the date of this Prospectus Supplement, actual amounts could differ from those set forth therein, possibly to a material extent. Moreover, no assurance can be given that the anticipated impact of the integration of the Black & Decker Household Products Group upon the Company's financial condition and results of operations as presented in such pro forma information will be as presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Combined Financial Information."

RISKS ASSOCIATED WITH THE COMPANY'S REPOSITIONING PROGRAM

     On June 23, 1998, the Company announced that, in connection with its acquisition of the Black & Decker Household Products Group, it will embark upon the Repositioning Program. The Repositioning Program is designed to help the Company integrate the operations of HPG and Windmere-Durable. As part of the Repositioning Program, the Company has decided to exit certain personal care and other non-core, low-margin product lines in order to free manufacturing capacity for the production of higher margin product lines, including those related to product lines acquired in the HPG Acquisition. The Company expects the discontinuation of these product lines to result in savings of approximately $3.5 million annually by the year

2000. As a result of the Repositioning Program, the Company will incur a one-time charge of approximately $11.4 million in the second quarter of 1998. This charge is primarily non-cash, and consists of: (i) $6.0 million of inventory write-downs; (ii) $2.7 million of goodwill, tooling and other write-offs; and (iii) $2.7 million of HPG integration costs. The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. There can be no assurance that the expected cost savings will be realized in the amounts and in the periods anticipated by the Company, or at all, or that the costs of the Repositioning Program will not exceed the Company's expectations, and any such failure could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

COST AND AVAILABILITY OF RAW MATERIALS

     Since Durable is a vertically integrated manufacturer, its raw materials primarily consist of metals and plastics such as aluminum, copper, polypropylene and polycarbonate. Because the majority of these materials are commodity based, they are available from at least two and as many as nine or more independent suppliers. The Company is not dependent on any single foreign source for such materials. In addition, the Company typically enters into up to one-year forward supply agreements for certain materials. However, there can be no assurance that the Company will not, from time to time, experience interruptions of supply in the future. In addition, there can be no assurance that such sources will continue to provide raw materials to the Company at attractive prices, or at all, or that the Company will be able to obtain such raw materials in the future from these or other providers on the scale and within the time frames required by the Company. Any failure to obtain such raw materials on a timely basis at an affordable cost or any significant delays or interruptions of supply, would have a material adverse effect on the Company's business, financial condition and results of operations.

CERTAIN RISKS ASSOCIATED WITH THE ACQUISITION OF THE QUERETARO PROPERTY

     Pursuant to the terms of the HPG Acquisition, the Company will acquire the Queretaro property and related assets. However the acquisition of the Queretaro property cannot be completed without review and approval by the MFCC. Pending such review and approval, the Company and The Black & Decker Corporation have entered into the Manufacturing Agreement covering the purchase by the Company of products manufactured at the Queretaro property. There can be no assurance that the MFCC will approve the acquisition of the Queretaro property by the Company. Furthermore, there can be no assurance that during the term of the Manufacturing Agreement The Black & Decker Corporation will operate the plant and other facilities at the Queretaro property in such a manner as to assure timely delivery of products and components of adequate quality and in sufficient quantity to meet the Company's requirements. See "Business -- Manufacturing, Raw Materials and Imports."

RELIANCE UPON CERTAIN CUSTOMERS

     The Company is dependent on certain of its principal customers. On a pro forma basis, after giving effect to the Transactions, Wal-Mart Stores, Inc. ("Wal-Mart") and Kmart would have accounted for approximately 14% and 6%, respectively, of the Company's 1997 net sales, and the top ten customers of the Company would have accounted for approximately 44% of the Company's 1997 net sales. Although the Company has long-established relationships with many of its customers, the Company and its affiliates do not have any long-term supply contracts with them, other than the Kmart Agreements between each of Salton or Newtech, on the one hand, and Kmart, on the other hand. A decrease in business from any of its major customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Customers."

DEPENDENCE ON KMART AGREEMENTS

     In January 1997, Salton and Newtech entered into their respective Kmart Agreements for Kmart to purchase, distribute, market and sell certain products under the White-Westinghouse(R) brand name licensed to Salton and Newtech by WCI. Kmart is the exclusive discount department store to market these White-Westinghouse(R) products. Under the terms of the Kmart Agreements, Salton and Newtech will supply Kmart, either through the Company or through other manufacturers, with a broad range of small electrical appliances, consumer electronics and telephone products under the White-Westinghouse(R) brand name. Kmart also has the option to procure manufacture of the products subject to the Kmart Agreements from other manufacturers. No assurance can be given that Kmart will continue to allocate the manufacturing of such products to Salton and Newtech or that Salton will continue to use the Company as its manufacturer under the Kmart Agreements. The Company has entered into an agreement guaranteeing the performance of Salton and Newtech under the Kmart Agreements. If either Salton or Newtech were to fail to perform their obligations under their respective Kmart Agreement, there can be no assurance that the Company would be able to satisfactorily perform the obligations of Salton and/or Newtech under the time periods set forth in the Kmart Agreements.

     The initial term of the Kmart Agreements is through June 30, 2004; however, such agreements allow for termination prior to such time for specified reasons, including (i) in the case of Salton, the termination of Newtech's Kmart Agreement, (ii) in the case of Newtech, the termination of Salton's Kmart Agreement, and (iii) without cause after June 30, 2003, by giving advance written notice. Furthermore, the Kmart Agreements allow Kmart to terminate the contracts on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of the Kmart Agreements, whether relating to any or all products. Although the Trademark Litigation (as defined in the next paragraph) was pending prior to the execution of the Kmart Agreements, if Kmart were to view the Trademark Litigation as a claim which it reasonably believes would impair its ability to receive the benefits of the Kmart Agreements, it could terminate the Kmart Agreements. During 1997, Kmart purchased approximately $214.0 million of merchandise from Salton and Newtech pursuant to the Kmart Agreements, which accounted for approximately 22% and 76%, respectively, of their net sales. The termination of the Kmart Agreements, or any significant modification thereof, could have a material adverse effect on the Company's business, financial condition and results of operations.

TRADEMARK LITIGATION

     In November 1996, WCI filed suit for injunctive relief and damages against Westinghouse Electric Corporation (now known as CBS Corporation ("CBS")) in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere-Durable, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court (the "Trademark Litigation"). CBS seeks an injunction prohibiting Salton, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the transaction documents, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in Salton and Newtech being limited in further use of the White-Westinghouse(R) name and in termination or significant modification of the Kmart Agreements, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The legal costs that may be incurred in defending against this action could be substantial. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under an indemnification agreement among WCI, Kmart and Windmere-Durable, although there can be no assurance that the parties to the indemnification agreement will agree on the scope of the indemnity, or that any such indemnity payment which may become due to the Company will be paid fully or in timely fashion or at all.

     Related proceedings have also been commenced before the Trademark Trial and Appeal Board (the "Trademark Board") of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that these proceedings before the Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business -- Legal Proceedings."

COMPETITION

     The small household appliance industry is characterized by intense competition. Competition is based upon price and quality, as well as innovation in the design of new products and replacement models and in marketing and distribution approaches. The Company competes with domestic and international companies, some of which have substantially greater financial and other resources than those of the Company. The Company believes that its future success will depend upon its ability to develop and produce reliable products which incorporate developments in technology and satisfy consumer tastes with respect to style and design and its ability to market a broad offering of such products in each applicable category at competitive prices. No assurance can be given that the Company will be able to successfully compete on the basis of these factors in the future. See "Business -- Competition."

INTERESTS IN AFFILIATES

     The Company shares in the profits of companies in which its ownership interest is less than 100%, including Salton and Newtech. In addition, the Company manufactures products for Salton. Prices that the Company is able to charge Salton are based on negotiations which occur from time to time. No assurance can be given that the Company and Salton will continue to agree on prices. In addition, no assurance can be given that the Company will continue to retain equity interests in such companies, or that the existing value of such interests will not change. Salton has announced its election to exercise its option to purchase the Company's 6,535,072 shares of Salton's common stock. If Salton consummates the purchase of the Company's equity interest in Salton, the Company would no longer be affiliated with Salton and, as a result, the Company's ability to continue to negotiate prices with Salton or make sales to Salton (including pursuant to Salton's Kmart Agreement) or its customers could be adversely affected. See "Business -- Interests in Affiliates."

DEPENDENCE ON KEY PERSONNEL

     The Company's business is managed by a number of key personnel (including members of the management team of the newly-acquired Black & Decker Household Products Group), the loss of any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, as the Company's business develops and expands, the Company believes that its future success will depend greatly on its continued ability to attract and retain highly skilled and qualified personnel. There can be no assurance that key personnel will continue to be employed by the Company or that the Company will be able to attract and retain qualified personnel in the future. Failure by the Company to retain or attract such key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management."

SEASONALITY OF BUSINESS

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. Both Windmere-Durable and the Black & Decker Household Products Group have historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for such companies' products in the late summer for "back-to-school" sales and in the fall for holiday sales. This seasonality has also resulted in additional interest expense to Windmere-Durable during the third and fourth quarters of each fiscal year due to an increased need to borrow funds to maintain sufficient working capital to finance such increased demand during such periods. Lower revenues than expected by the Company in the third and fourth quarters or the inability to service additional interest expense due to increased borrowings could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Seasonality."

RETAIL INDUSTRY

     The Company sells its products to retailers, including mass merchandisers, department stores, catalog showrooms and wholesale clubs. Retail sales depend, in part, on general economic conditions, and a significant decline in such conditions could have a negative impact on sales by retailers of the type of products offered by the Company. A significant deterioration in the financial condition of the Company's major customers, or in the retail environment in general, could have a material adverse effect on the Company's sales and profitability. In addition, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among retailers to make purchases on a "just-in-time" basis which requires the Company to shorten its lead time for production in certain cases and more closely anticipate demand, which could in the future require the carrying of additional inventories by the Company.

PRODUCT LIABILITY

     Any defects in the Company's products that result in personal injury could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains insurance to cover such risks; however, there can be no assurance that the Company will be able to obtain such insurance on acceptable terms in the future, if at all, or that the coverage in certain events will be adequate or will be available to insure against all product liability claims.

GOVERNMENT REGULATION

     In the United States, Latin America, Canada and Europe, most federal, state, provincial and local authorities require Underwriters Laboratory, Inc. or other safety regulation certification prior to marketing electrical appliances in those jurisdictions for the jurisdictions in which such products are marketed. All of the non-professional salon appliances currently marketed by the Company have such certifications. There can be no assurance that the Company's products, or additional electrical appliances which may be developed by the Company, will meet such specifications. Certain of the products sold by the Company in the United States are also subject to the cosmetic purity and labeling provisions of the Fair Packaging and Labeling Act. A determination that the Company is not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Government Regulation."

ENVIRONMENTAL REGULATION

     The Company's business operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations. No assurance can be given that future changes either in such laws, regulations or interpretations thereof or in the nature of the Company's operations will not require the Company to make significant additional capital expenditures in order to effect compliance. See "Business -- Environmental Matters."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Senior Credit Facilities and the Indenture contain certain covenants that restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, enter into sale-leaseback transactions, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. Certain key elements of the

Company's business strategy, including the incurrence of additional debt, are restricted by the terms of the Senior Credit Facilities and the Indenture. The Company may need to obtain the consent of the lenders under the Senior Credit Facilities and the holders of the Notes before entering into these and other prohibited or restricted transactions, limiting the Company's flexibility in planning for, and reacting to, changes in business conditions. The Senior Credit Facilities also require the Company to maintain specified financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Senior Credit Facilities or the Indenture. Upon the occurrence of an event of default under the Senior Credit Facilities or the Indenture, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Senior Credit Facilities, if the Company were unable to repay those amounts, the lenders thereunder could proceed against any collateral granted to them to secure that indebtedness. If indebtedness under the Senior Credit Facilities were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company. See "Description of Certain Indebtedness -- Senior Credit Facilities" and "Description of Notes."

RISKS RELATING TO YEAR 2000

     The Company uses a significant number of computer software programs and operating systems across its entire organization, including applications used in financial business systems, manufacturing, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, modification or replacement of such applications will be necessary. The Company is in the process of reviewing its computer systems and programs to identify those that are not Year 2000 compliant. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. No assurance can be given that all of the Company's systems, the systems of acquired businesses, and those of significant customers and suppliers, will be Year 2000 compliant and that the failure to achieve Year 2000 compliance will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issues."

POSSIBLE INABILITY TO FUND A CHANGE OF CONTROL OFFER

     Upon a Change of Control, the Company will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. However, there can be no assurance that sufficient funds will be available at the time of any Change of Control to make any required repurchases of Notes tendered or that restrictions in the Senior Credit Facilities will allow the Company to make such required repurchases. Notwithstanding these provisions, the Company could enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control but would increase the amount of debt outstanding at such time. See "Description of Notes -- Repurchase at the Option of the Holders."

ABSENCE OF A PREVIOUS MARKET FOR THE NOTES

     The Notes are a new issue of securities with no established trading market, and the Company does not intend to apply for listing of the Notes on any securities exchange. The Company has been advised by the Underwriters that, subject to applicable laws and regulations, each of them currently intends to make a market in the Notes; however, they are not obligated to do so and may discontinue any such market making at any time without notice. No assurance can be given as to the development or liquidity of any trading market in the Notes. If an active market does not develop, the market price and liquidity of the Notes may be adversely affected.

FRAUDULENT CONVEYANCE

     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent transfer law, if, among other things, the Company or any Subsidiary Guarantor, at the time it incurred the indebtedness evidenced by the Notes or its Subsidiary Guarantee, (i)(a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company or such Subsidiary Guarantor constituted unreasonably small capital or (c) intended or intends to incur, or believed or believes that it would incur, debts beyond its ability to pay such debts as they mature, and (ii) the Company or such Subsidiary Guarantor received or receives less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness, then the Notes and the Subsidiary Guarantees could be voided, or claims in respect of the Notes or the Subsidiary Guarantees could be subordinated to all other debts of the Company or such Subsidiary Guarantor, as the case may be. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Subsidiary Guarantor pursuant to its Subsidiary Guarantee could be voided and required to be returned to the person making such payment, or to a fund for the benefit of the creditors of the Company or such Subsidiary Guarantor, as the case may be.

     The measures of insolvency of purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Subsidiary Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the saleable value of all of its assets at a fair valuation or if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or
(ii) it could not pay its debts as they become due. There can be no assurance, however, as to what standard a court would apply in making such determinations or that a court would agree with the Company's or the Subsidiary Guarantors' conclusions in this regard.

                        CONCURRENT COMMON STOCK OFFERING

     Concurrently with the Notes Offering, the Company is publicly offering 3,041,000 shares of its Common Stock. Consummation of each of the Notes Offering and the Common Stock Offering is contingent upon consummation of the other.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings are estimated to be $215.7 million, after deducting underwriting discounts and estimated expenses of the Offerings ($230.0 million if the Underwriters' over-allotment option related to the Common Stock Offering is exercised in full). Consummation of each of the Common Stock Offering and the Notes Offering is contingent upon consummation of the other. The Company intends to use the net proceeds of the Offerings to repay all outstanding indebtedness under the Senior Subordinated Loans and the Tranche C Term Loan, and a portion of the indebtedness under the Senior Secured Revolving Credit Facility.

     The following table sets forth the estimated sources and uses of funds from the Offerings (in millions of dollars):

SOURCES OF FUNDS                                       USES OF FUNDS
------------------------------------                   -------------
Notes Offering......................  $125.0           Repayment of Senior Subordinated
Common Stock Offering...............   100.0           Loans(1)............................  $185.0
                                      ------           Repayment of Tranche C Term Loan....    20.0
     Total..........................  $225.0           Repayment of Senior Secured
                                      ======           Revolving Credit Facility(1)(2).....    10.7
                                                       Transaction Costs(3)................     9.3
                                                                                             ------
                                                       Total...............................  $225.0
                                                                                             ======

---------------
(1) Affiliates of the Underwriter are lenders under the Senior Subordinated Loans and the Senior Credit Facilities and will receive a majority of the proceeds of the Offerings. See "Underwriting."

(2) The $10.7 million repayment of the Senior Secured Revolving Credit Facility is calculated based on borrowing levels as of March 31, 1998. Actual borrowings under the Senior Secured Revolving Credit Facility at closing of the HPG Acquisition was $7.0 million instead of the expected $12.9 million (assumed in this Prospectus Supplement) due to a reduction in outstanding indebtedness under the revolving credit facility prior to the HPG Acquisition. As a result, if there were no additional borrowings under the Senior Secured Revolving Credit Facility prior to the consummation of the Offerings, the Company would realize $3.7 million of excess proceeds. Should the borrowings under the facility fluctuate prior to the consummation of the Offerings, excess proceeds to the Company will change accordingly. See "Consolidated Capitalization."

(3) Includes underwriting discounts and expenses related to the Offerings.

                          CONSOLIDATED CAPITALIZATION

     The following table sets forth as of March 31, 1998: (i) the historical consolidated capitalization of Windmere-Durable; (ii) the pro forma consolidated capitalization of the Company, giving effect to the HPG Acquisition, the borrowings under the Senior Subordinated Loans and the Senior Credit Facilities and the repayment of certain indebtedness of the Company; and (iii) the pro forma consolidated capitalization of the Company, as adjusted to give effect to the Transactions and the application of the estimated net proceeds as described in "Use of Proceeds." The table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Combined Financial Information," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                                     MARCH 31, 1998
                                                       -------------------------------------------
                                                                                      PRO FORMA
                                                        ACTUAL     PRO FORMA(1)     AS ADJUSTED(2)
                                                       --------    -------------    --------------
                                                                (UNAUDITED, IN THOUSANDS)
DEBT
  Short-term debt....................................  $ 48,817      $  9,002          $  9,002
  Long-term debt:
     Loans payable...................................    15,866         4,000             4,000
     Senior Credit Facilities........................        --       197,881           167,157
          % Senior Subordinated Notes due 2008.......        --            --           125,000
     Senior Subordinated Loans.......................        --       185,000                --
                                                       --------      --------          --------
          Total long-term debt.......................  $ 15,866      $386,881          $296,157
                                                       --------      --------          --------
          Total debt.................................  $ 64,683      $395,883          $305,159
                                                       ========      ========          ========
STOCKHOLDERS' EQUITY
  Common Stock as adjusted, $.10 par value (40,000
     shares authorized; 18,722 shares issued and
     outstanding; 21,763 shares issued and
     outstanding as adjusted)(2).....................  $  1,872      $  1,872          $  2,176
  Special Preferred Stock, $.01 par value (40,000
     shares authorized; no shares issued and
     outstanding)....................................        --            --                --
  Paid-in capital....................................    40,668        40,668           134,837
  Retained earnings..................................   150,223       150,223           150,223
  Unrealized foreign currency translation
     adjustment......................................    (1,080)       (1,080)           (1,080)
                                                       --------      --------          --------
          Total stockholders' equity.................  $191,683      $191,683          $286,156
                                                       --------      --------          --------
          Total capitalization.......................  $256,366      $587,566          $591,315
                                                       ========      ========          ========

---------------
(1) Reflects: (i) the HPG Acquisition; (ii) borrowings of $185,000 under the Senior Subordinated Loans; (iii) borrowings of $197,881 under the Senior Credit Facilities; and (iv) the payment in full of the $39,000 line of old credit balance, the $10,847 Salton note payable and $1,834 of industrial development bonds.

(2) Reflects: (i) the HPG Acquisition; (ii) the issuance and sale of 3,041 shares of Common Stock at an estimated offering price of $32.875 per share in the Common Stock Offering, net of underwriting discounts and estimated
    expenses; (iii) the issuance and sale of $125,000 of      % Senior
    Subordinated Notes due 2008 in the Notes Offering, net of underwriting discounts and estimated expenses; and (iv) the repayment of $185,000 of outstanding indebtedness under the Senior Subordinated Loans, $20,000 of outstanding indebtedness under the Tranche C Term Loan and $10,724 of outstanding indebtedness under the Senior Secured Revolving Credit Facility.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following Unaudited Pro Forma Combined Financial Information gives effect to the consummation of the HPG Acquisition (accounted for as a purchase for financial accounting purposes), the Offerings and the borrowings under the Senior Credit Facilities, in each case as if it or they had been consummated:
(i) on March 31, 1998, in the case of the Unaudited Pro Forma Combined Balance Sheet; and (ii) on January 1, 1997, the first day of Windmere-Durable's 1997 fiscal year, in the case of the Unaudited Pro Forma Combined Statements of Operations for the fiscal year ended December 31, 1997 and the three months and twelve months ended March 31, 1998.

    The following Unaudited Pro Forma Combined Financial Information is presented for illustrative purposes only and does not purport to be indicative of the Company's actual financial position or results of operations as of the date hereof, or as of or for any other future date, and is not necessarily indicative of what the Company's actual financial position or results of operations would have been had the Transactions been consummated on the above-referenced dates, nor does it give effect to (i) any transactions other than the Transactions and those described in the Notes to the Unaudited Pro Forma Combined Financial Information or (ii) Windmere-Durable's or HPG's results of operations since March 31, 1998. The pro forma financial information is based on the HPG Acquisition including the closing of the acquisition of the Mexican assets (which is considered probable but still subject to MFCC clearance). Until such closing takes place, the plant will supply product under the Manufacturing Agreement which is expected to yield operating results for the Company in respect of such assets and operations substantively equivalent to the results reflected in the accompanying pro forma financial statements, which assume completion of the acquisition of the Mexican assets. Although the following Unaudited Pro Forma Combined Financial Information for the twelve months ended March 31, 1998 gives effect to $6.9 million in payroll savings from work force reductions and $12.7 million from annual cost reductions resulting from the HPG Acquisition, it does not give effect to an additional $40.0 million to $50.0 million of estimated annual cost savings expected by the Company's management to be achieved over time following consummation of the HPG Acquisition. The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. See "Risk Factors -- Risks Associated with the Integration of the Black & Decker Household Products Group" and "-- Risks Associated with the Company's Repositioning Program."

    The following Unaudited Pro Forma Combined Financial Information is based upon the historical financial data of Windmere-Durable and the Black & Decker Household Products Group and should be read in conjunction with the information appearing in "Use of Proceeds," "Consolidated Capitalization," "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, and other financial data included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In the preparation of the following Unaudited Pro Forma Combined Financial Information, it has been generally assumed that the historical value of HPG's assets and liabilities approximates the fair value thereof (except as described in the accompanying Notes to Unaudited Pro Forma Combined Financial Information), as an independent valuation has not been completed. The Company will be required to determine the fair value of the assets and liabilities of the Black & Decker Household Products Group (including intangible assets) following the closing of the HPG Acquisition. Although such determination of fair value is not presently expected to result in values that are materially greater or less than the values assumed in the preparation of the following Unaudited Pro Forma Combined Financial Information, there can be no assurance with respect thereto.

    The Unaudited Pro Forma Combined Balance Sheet at March 31, 1998 is based upon Windmere-Durable's financial position at March 31, 1998 and upon the Black & Decker Household Products Group's financial position at March 29, 1998. The Unaudited Pro Forma Combined Statement of Operations for the fiscal year ended December 31, 1997 is based upon Windmere-Durable's result of operations for its fiscal year ended December 31, 1997 and upon the Black & Decker Household Product Group's results of operations for its fiscal year ended December 31, 1997. The Unaudited Pro Forma Combined Statements of Operations for the three months and twelve months ended March 31, 1998 are based upon Windmere-Durable's and HPG's results of operations for the three months and twelve months ended March 31, 1998.

    The small household appliance industry is seasonal in nature, with a higher proportion of sales and earnings usually being generated in the third and fourth quarters of the fiscal year than in other periods. Because of this seasonality and other factors, many of which are beyond the Company's control, results of operations for interim periods are not necessarily indicative of results of operations for an entire fiscal year. See "Risk Factors -- Seasonality of Business."

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                                 BALANCE SHEET
                                 MARCH 31, 1998
                             (DOLLARS IN THOUSANDS)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Cash and cash equivalents..............      $  2,491        $     --     $               $  2,491
Accounts receivable, net...............        38,506          65,492                      103,998
Receivables from affiliates............        17,303              --                       17,303
Inventory..............................        99,769          61,037                      160,806
Prepaid expenses.......................         7,032           5,236                       12,268
Future tax benefits....................         3,950              --                        3,950
Refundable income taxes................         1,274              --                        1,274
                                             --------        --------                     --------
          Total current assets.........       170,325         131,765                      302,090
Investment in affiliates...............        43,699              --                       43,699
Notes receivable from affiliate........         7,872              --                        7,872
Property, plant and equipment..........        38,009          63,738       (15,018)(1)     86,729
Other assets...........................        13,766          16,565        15,800(2)      30,131
                                                                            (16,000)(1)
Intangible assets......................            --          22,525       (22,525)(1)
                                                                            219,991(1)     219,991
                                             --------        --------     ---------       --------
          Total assets.................      $273,671        $234,593     $ 182,248       $690,512
                                             ========        ========     =========       ========
Notes and acceptances payable..........      $ 45,451        $     --     $ (39,000)(2)   $  6,451
Current portion of long-term debt......         3,365              --          (814)(2)      2,551
Accounts payable and accrued
  expenses.............................        16,110          65,246        10,000(1)      91,684
                                                                                328(1)
Deferred income, current portion.......           165              --                          165
                                             --------        --------     ---------       --------
          Total current liabilities....        65,091          65,246       (29,486)       100,851
Long-term debt.........................        15,866              --       280,291(2)     296,157
Deferred income/other liabilities......         1,031          33,713       (27,396)(1)      7,348
Net assets.............................                       135,634      (135,634)(3)         --
Common stock...........................         1,872              --           304(2)       2,176
Paid-in capital........................        40,668              --        94,169(2)     134,837
Currency translation adjustment........        (1,080)             --                       (1,080)
Retained earnings......................       150,223              --                      150,223
                                             --------        --------     ---------       --------
          Total stockholders' equity...       191,683         135,634       (41,161)       286,156
                                             --------        --------     ---------       --------
          Total liabilities and
            stockholders' equity.......      $273,671        $234,593     $ 182,248       $690,512
                                             ========        ========     =========       ========

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1997
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Sales..................................      $261,885        $402,928     $               $664,813
Cost of goods sold.....................       197,507         289,423       (1,130)(4)     485,800
                                             --------        --------     --------        --------
Gross profit...........................        64,378         113,505        1,130         179,013
Gross profit %.........................          24.6%           28.2%                        26.9%
Selling, general, and administrative
  expenses.............................        50,349         104,736       (6,168)(4)     146,372
                                                                            (6,080)(5)
                                                                             7,773(6)
                                                                             2,431(7)
                                                                            (1,250)(8)
                                                                              (812)(9)
                                                                            (2,250)(10)
                                                                               223(11)
                                                                            (2,580)(12)
                                             --------        --------     --------        --------
Operating profit.......................        14,029           8,769        9,843          32,641
Interest expense.......................         3,351              --       23,639(7)       26,990
Interest income........................        (2,727)             --                       (2,727)
Other expense..........................            --             579                          579
                                             --------        --------     --------        --------
Earnings before equity in net earnings
  of affiliates and income taxes.......        13,405           8,190      (13,796)          7,799
Equity in net earnings of affiliates...         7,353              --           --           7,353
Income taxes (benefit).................           923           3,936       (1,895)(13)      2,964
                                             --------        --------     --------        --------
Net earnings...........................      $ 19,835        $  4,254     $(11,901)       $ 12,188
                                             ========        ========     ========        ========
Earnings per share -- diluted..........      $   1.00                                     $   0.53
                                             ========                                     ========
Weighted average shares................        19,776                        3,041(14)      22,817
                                             ========                     ========        ========
OTHER FINANCIAL DATA:
  EBITDA...............................      $ 21,727        $ 26,361                     $ 68,135
  Depreciation and amortization........      $  7,698        $ 18,171                     $ 36,073
  Capital expenditures.................      $ 11,296        $ 16,922                     $ 28,218
  Ratio of total debt to EBITDA........                                                        4.5x
  Ratio of EBITDA to interest
     expense...........................                                                        2.5x

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                       THREE MONTHS ENDED MARCH 31, 1998
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Sales..................................      $55,394         $ 61,755      $              $117,149
Cost of goods sold.....................       42,511           43,605          (67)(4)      86,049
                                             -------         --------      -------        --------
Gross profit...........................       12,883           18,150           67          31,100
Gross profit %.........................         23.3%            29.4%                        26.5%
Selling, general, and administrative
  expenses.............................       11,706           21,723       (1,317)(4)      32,038
                                                                            (1,520)(5)
                                                                             1,943(6)
                                                                               608(7)
                                                                              (313)(8)
                                                                              (203)(9)

                                                                                56(11)
                                                                              (645)(12)
Restructuring charge...................           --           15,500                       15,500
                                             -------         --------      -------        --------
Operating profit (loss)................        1,177          (19,073)       1,458         (16,438)
Interest expense.......................        1,045               --        5,910(7)        6,955
Interest income........................         (680)              --                         (680)
Other income (expense).................           --              121                          121
                                             -------         --------      -------        --------
Earnings (loss) before equity in net
  earnings of affiliates and income
  taxes................................          812          (18,952)      (4,452)        (22,592)
Equity in net earnings of affiliates...          445               --                          445
Income taxes (benefit).................          121           (3,428)      (5,278)(13)     (8,585)
                                             -------         --------      -------        --------
Net earnings (loss)....................      $ 1,136         $(15,524)     $   826        $(13,562)
                                             =======         ========      =======        ========
Earnings (loss) per share -- diluted...      $  0.06                                      $  (0.58)
                                             =======                                      ========
Weighted average shares................       20,194                         3,041(14)      23,235
                                             =======                       =======        ========
OTHER FINANCIAL DATA:
  EBITDA...............................      $ 3,251         $    575                     $  7,835
  Depreciation and amortization........      $ 2,074         $  4,027                     $  8,652
  Capital expenditures.................      $ 2,671         $  1,873                     $  4,154

        See Notes to Unaudited Pro Forma Combined Financial Information.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

                            STATEMENT OF OPERATIONS
                       TWELVE MONTHS ENDED MARCH 31, 1998
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                  HISTORICAL                     PRO FORMA
                                         ----------------------------    -------------------------
                                         WINDMERE-DURABLE      HPG       ADJUSTMENTS      COMBINED
                                         ----------------    --------    -----------      --------
Sales..................................      $265,867        $399,326     $               $665,193
Cost of goods sold.....................       199,425         285,634         (862)(4)     484,197
                                             --------        --------     --------        --------
Gross profit...........................        66,442         113,692          862         180,996
Gross profit %.........................          25.0%           28.5%                        27.2%
Selling, general and administrative
  expenses.............................        52,358         106,724       (6,037)(4)     150,500
                                                                            (6,080)(5)
                                                                             7,773(6)
                                                                             2,431(7)
                                                                            (1,250)(8)
                                                                              (812)(9)
                                                                            (2,250)(10)
                                                                               223(11)
                                                                            (2,580)(12)
Restructuring charge...................            --          15,500                       15,500
                                             --------        --------     --------        --------
Operating profit (loss)................        14,084          (8,532)       9,444          14,996
Interest expense.......................         3,772              --       23,639(7)       27,411
Interest income........................        (2,931)             --                       (2,931)
Other income (expense).................            --            (380)                        (380)
                                             --------        --------     --------        --------
Earnings before equity in net earnings
  of affiliates and income taxes.......        13,243          (8,912)     (14,195)         (9,864)
Equity in net earnings of affiliates...         8,288              --                        8,288
Income taxes (benefit).................           880           1,309       (5,937)(13)     (3,748)
                                             --------        --------     --------        --------
Net earnings (loss)....................      $ 20,651        $(10,221)    $ (8,258)       $  2,172
                                             ========        ========     ========        ========
Earnings per share -- diluted..........      $   1.04                                     $   0.09
                                             ========                                     ========
Weighted average shares................        19,881                        3,041(14)      22,922
                                             ========                     ========        ========
OTHER FINANCIAL DATA:
  EBITDA...............................      $ 21,970        $ 24,175                     $ 65,793
  Depreciation and amortization........      $  7,886        $ 17,587                     $ 35,677
  Capital expenditures.................      $ 11,966        $ 17,670                     $ 23,636
  Ratio of total debt to EBITDA........                                                        4.6x
  Ratio of EBITDA to interest
     expense...........................                                                        2.4x

        See Notes to Unaudited Pro Forma Combined Financial Information.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

(1) The following adjustments give effect to the HPG Acquisition. The aggregate purchase price paid by Windmere-Durable in connection with the HPG Acquisition is summarized below:

AGGREGATE PURCHASE PRICE: (in thousands)
Cash paid to The Black & Decker Corporation.................  $315,000(a)
Transition/integration costs to be incurred in the HPG
  Acquisition...............................................    10,000(b)
Financial and advisory, investment banking, legal,
  accounting, and other professional fees...................     4,150
                                                              --------
                                                              $329,150
                                                              ========
ALLOCATION OF PURCHASE PRICE:
Aggregate purchase price....................................  $329,150
Less net book value of assets acquired......................   135,634
                                                              --------
Excess of cost over net book value of net assets acquired...   193,516
Adjustments to record assets and liabilities acquired at
  fair market value:
  Other assets..............................................    16,000(c)
  Accrued liabilities.......................................       328(d)
  Other liabilities.........................................   (27,396)(e)
  Goodwill..................................................    22,525(f)
  Fixed assets..............................................    15,018(g)
                                                              --------
                                                                26,475
                                                              --------
Excess of cost over fair market value of net assets
  acquired..................................................  $219,991
                                                              ========

---------------
(a) Includes approximately $27.0 million paid into escrow for purchase of the Queretaro property pending approval by MFCC.

(b) Reflects certain estimated transition and integration costs to be incurred in connection with the HPG Acquisition in accordance with EITF 95-3 "Recognition of Liabilities in Connection with a Purchase Business Combination."

(c) Reflects the eliminations of income tax assets of $16,000 which are not being conveyed in the HPG Acquisition under the terms of the asset purchase agreement between Windmere-Durable and The Black & Decker Corporation (the "Purchase Agreement").

(d) Reflects the accrual of $2,500 for unfavorable office and computer leases (idle property) under APB 16, and the elimination of $2,172 of product recall liability accruals related to the recall of HPG's T1000 toaster ovens by the Consumer Products Safety Commission as Windmere-Durable is indemnified for such recall expense under the Purchase Agreement. There can be no assurance, however, that Windmere-Durable will not incur product recall expense in the future.

(e) Reflects the elimination of other postemployment benefit liabilities of $27,396 not assumed by Windmere-Durable.

(f)  Reflects the eliminations of HPG's existing goodwill of $22,525.

(g) Reflects the elimination of HPG's Kuantan, Malaysia fixed assets of $15,018 which are not being conveyed to the buyer under the purchase agreement.

 (2) Reflects the adjustment to record the following:

                                                    SHORT-TERM   LONG-TERM   COMMON   PAID-IN    OTHER
                                          CASH         DEBT        DEBT      STOCK    CAPITAL   ASSETS
                                        ---------   ----------   ---------   ------   -------   -------
       Borrowings under Senior
         Subordinated Loans...........  $ 185,000    $           $ 185,000    $       $         $
       Borrowings under Term Loans....    185,000                  185,000
       Borrowings under new Senior
         Secured Revolving Credit
         Facility.....................     12,882                   12,882
       Repayment of existing credit
         facility.....................    (39,000)    (39,000)
       Repayment of Salton loan.......    (10,847)                 (10,847)
       Repayment of industrial
         development bonds............     (1,834)       (814)      (1,020)
       Issuance of Common Stock, net
         of costs.....................     94,473                              304     94,169
       Debt issuance costs............    (15,800)                                               15,800
       HPG Acquisition cash purchase
         price and expenses...........   (319,150)
            % Senior Subordinated
         Notes due 2008...............    125,000                  125,000
       Repayment of Senior
         Subordinated Loans...........   (185,000)                (185,000)
       Repayment of Tranche C Term
         Loan.........................    (20,000)                 (20,000)
       Repayment of Senior Secured
         Revolving Credit Facility....    (10,724)                 (10,724)
                                        ---------    --------    ---------    ----    -------   -------
                                        $      --    $(39,814)   $ 280,291    $304    $94,169   $15,800
                                        =========    ========    =========    ====    =======   =======

 (3) Reflects the elimination of HPG's equity which will be cancelled upon acquisition.

 (4) Reflects the HPG workforce reductions in 1997 and early 1998 at the plant and corporate office levels resulting in the elimination of 127 positions and savings of $7,298 for the year ended December 31, 1997, $1,384 for the three months ended March 31, 1998, and $6,899 for the twelve months ended March 31, 1998.

 (5) Reflects the reduction of corporate expenses as calculated by comparing the amount paid by HPG to The Black & Decker Corporation prior to the HPG Acquisition to the amount estimated to be incurred on a stand-alone basis which is a savings of $6,080 for the year ended December 31, 1997, $1,520 for the three months ended March 31, 1998, and $6,080 for the twelve months ended March 31, 1998.

 (6) Reflects incremental amortization expense as a result of the excess of cost over fair market value of the net assets acquired (see Note 1) as follows:

                                                                               THREE MONTHS    TWELVE MONTHS
                                            ESTIMATED        YEAR ENDED           ENDED            ENDED
                                           USEFUL LIFE    DECEMBER 31, 1997   MARCH 31, 1998   MARCH 31, 1998
                                         ---------------  -----------------   --------------   --------------
       Amortization of identifiable
         intangible assets.............  6.5 to 12 years       $7,323             $1,831           $7,323
       Amortization of excess of cost
         over fair value of net assets
         acquired......................         40 years       $  450             $  112           $  450

 (7) Reflects an adjustment to record additional interest expense and amortization of debt issuance costs of $26,070 for the year ended December 31, 1997, $6,518 for the three months ended March 31, 1998, and

     $26,070 for the twelve months ended March 31, 1998. An assumed rate of 10.0% per annum is used in connection with the interest expense on the Notes. If the actual interest rate varies by 25 basis points from the assumed rates, pro forma interest expense in connection with the Notes would change by $313 for the year ended December 31, 1997, $78 for the three months ended March 31, 1998 and $313 for the twelve months ended March 31, 1998.

 (8) Reflects the elimination of lease costs in excess of market rates in the amount of $1,250 for the year ended December 31, 1997, $313 for the three months ended March 31, 1998, and $1,250 for the twelve months ended March 31, 1998.

 (9) Reflects the expected future reduction in purchasing costs for the Hong Kong purchasing office under the interim services agreement entered into between Windmere-Durable and The Black & Decker Corporation as part of the HPG Acquisition from the amounts paid by HPG to The Black & Decker Corporation prior to the HPG Acquisition of $812 for the year ended December 31, 1997, $203 for the three months ended March 31, 1998, and $812 for the twelve months ended March 31, 1998.

(10) Reflects the elimination of product recall expense for which The Black & Decker Corporation has indemnified Windmere-Durable under the terms of the Purchase Agreement of $2,250 for the year ended December 31, 1997, $0 for the three months ended March 31, 1998, and $2,250 for the twelve months ended March 31, 1998. There can be no assurance, however, that the Company will not incur product recall expense going forward.

(11) Reflects the agreed upon increase in executive salaries under the new employment agreements which have been or are expected to be entered into of $223 for the year ended December 31, 1997, $56 for the three months ended March 31, 1998, and $223 for the twelve months ended March 31, 1998. See "Management."

(12) Reflects the elimination of the Malaysian plant losses of $2,580 experienced by HPG for the year ended December 31, 1997, $645 for the three months ended March 31, 1998, and $2,580 for the twelve months ended March 31, 1998. The Malaysia facility was not purchased by Windmere-Durable in the HPG Acquisition.

(13) Reflects the income tax benefit related to the effects of the pro forma adjustments based upon an assumed composite income tax rate of 38% or $1,895 for the year ended December 31, 1997, $5,278 for the three months ended March 31, 1998, and $5,937 for the twelve months ended March 31, 1998.

(14) Reflects the shares issued as a result of the Common Stock Offering at an assumed offering price of $32.875 per share.

     EBITDA is earnings (loss) before equity of net earnings of affiliates income taxes plus depreciation expense, amortization expense, net interest expense, and the restructuring charge. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and/or incur indebtedness, however, EBITDA should not be considered as an alternative to net earnings as a measure of operating results or to cash flows as a measure of liquidity in accordance with generally accepted accounting principles.

                   SELECTED HISTORICAL FINANCIAL INFORMATION

     The Selected Historical Financial Information for Windmere-Durable as of and for each of the five years in the period ended December 31, 1997, and for the Black & Decker Household Products Group as of and for each of the three years in the period ended December 31, 1997, have been derived from Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto and the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, respectively. The Selected Historical Consolidated Financial Information for Windmere-Durable as of and for the three months ended March 31, 1998 and 1997, respectively, is unaudited, but has been prepared on the same basis as Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, which include, in the opinion of management of Windmere-Durable, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of Windmere-Durable for the unaudited interim periods. The Selected Historical Financial Data for the Black & Decker Household Products Group as of and for the three months ended March 29, 1998 and March 30, 1997, respectively, is unaudited, but has been prepared on the same basis as the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto, which include, in the opinion of HPG management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information of the Black & Decker Household Products Group for the unaudited interim periods. The operating results of Windmere-Durable for the three months ended March 31, 1998 may not be indicative of the operating results of the Company for the full year. The data set forth are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations," Windmere-Durable's Audited Consolidated Financial Statements and Notes thereto, the Black & Decker Household Products Group's Audited Financial Statements and Notes thereto and the other financial data contained elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                   SELECTED HISTORICAL CONSOLIDATED FINANCIAL
                        INFORMATION OF WINDMERE-DURABLE
            (DOLLARS IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)

                                                                                                THREE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,                             MARCH 31,
                                ----------------------------------------------------------   -------------------------
                                  1993        1994         1995         1996        1997        1997          1998
                                --------    --------    ----------    --------    --------   -----------   -----------
                                                                                             (UNAUDITED)   (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales...................  $170,661    $181,112    $  187,777    $197,004    $261,885     $51,412       $55,394
  Cost of sales...............   122,772     132,185       146,907     157,279     197,507      40,593        42,511
                                --------    --------    ----------    --------    --------     -------       -------
  Gross profit................    47,889      48,927        40,870      39,725      64,378      10,819        12,883
  Selling, general and
    administrative expenses...    36,448      35,532        37,625      39,425      50,349       9,697        11,706
  Unusual or non-recurring
    items.....................        --      (7,811)(1)      8,000(2)       --         --          --            --
  Net interest and other
    income....................    (1,368)     (1,834)       (1,983)     (1,075)        624         147           364
  Equity in net earnings
    (loss) of affiliates......      (504)         91          (393)      2,299       7,353        (490)          444
                                --------    --------    ----------    --------    --------     -------       -------
  Earnings (loss) before
    taxes, minority interest
    and extraordinary item....    12,305      23,131        (3,165)      3,672      20,758         485         1,257
  Extraordinary items.........        --          --            --       3,500(3)       --          --            --
  Minority interest expense
    (income)..................     1,203         (1)            --          --          --          --            --
  Provision for taxes
    (benefits)................      (367)(4)    2,595       (1,281)       (279)        923         164           121
                                --------    --------    ----------    --------    --------     -------       -------
  Net earnings (loss).........  $ 11,469    $ 20,537    $   (1,884)   $    451    $ 19,835     $   321       $ 1,136
                                ========    ========    ==========    ========    ========     =======       =======
  Net earnings (loss) per
    share -- basic............  $   0.74    $   1.24    $    (0.11)   $   0.03    $   1.12     $  0.02       $  0.06
                                ========    ========    ==========    ========    ========     =======       =======
    diluted...................  $   0.71    $   1.17    $    (0.11)   $   0.03    $   1.00     $  0.02       $  0.06
                                ========    ========    ==========    ========    ========     =======       =======
  Cash dividends paid per
    share of Common Stock.....  $     --    $   0.15    $     0.20    $   0.20    $   0.10     $  0.05       $    --
OTHER FINANCIAL DATA:
  EBITDA(5)...................  $ 17,147    $ 19,214    $   10,024    $  7,291    $ 21,727     $ 3,008       $ 3,251
  Depreciation and
    amortization..............  $  5,705    $  5,819    $    6,779    $  6,991    $  7,698     $ 1,886       $ 2,074
  Capital expenditures........  $  5,891    $ 10,437    $    8,384    $  8,618    $ 11,296     $ 2,001       $ 2,671
  Ratio of earnings to fixed
    charges(6)................      10.9x       42.9x           --         3.7x        7.0x        1.8x          2.1x

                                                              AS OF DECEMBER 31,
                                           --------------------------------------------------------        AS OF
                                             1993        1994        1995        1996        1997      MARCH 31, 1998
                                           --------    --------    --------    --------    --------    --------------
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital........................  $117,961    $129,281    $127,626    $105,565    $106,078       $105,234
  Total assets...........................   180,479     197,124     188,012     237,279     281,847        273,671
  Long-term debt, deferred liabilities
    and minority interest................     9,492       4,932       3,519      20,132      17,144         16,897
  Stockholders' equity...................   146,587     170,625     164,931     167,695     190,821        191,683

---------------
(1) Non-recurring gain on the sale of Hong Kong office space of $7,811.
(2) Non-recurring loss on the sale of another asset of $8,000.
(3) Extraordinary charge for the settlement of Izumi litigation of $3,500.
(4) Includes cumulative effect of accounting change benefit of $1,731.
(5) EBITDA represents net earnings (loss) before the cumulative effect of change in accounting plus provisions for income taxes, interest expense, depreciation and amortization, equity in net earnings (loss) of affiliates, minority interest, restructuring costs, unusual or non-recurring items and extraordinary items. While EBITDA should not be construed as a substitute for other historical operating data in analyzing Windmere-Durable's operating performance, financial position and cash flows, Windmere-Durable has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine Windmere-Durable's ability to service debt.

(6) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs. Earnings were inadequate to cover fixed charges for the year ended December 31, 1995. The coverage deficiency was approximately $3,165 in that year.

                  SELECTED HISTORICAL FINANCIAL INFORMATION OF
                  THE BLACK & DECKER HOUSEHOLD PRODUCTS GROUP
                             (DOLLARS IN THOUSANDS)

                                            YEAR ENDED DECEMBER 31,              THREE MONTHS ENDED
                                        --------------------------------   -------------------------------
                                          1995        1996        1997     MARCH 30, 1997   MARCH 29, 1998
                                        --------    --------    --------   --------------   --------------
                                                                            (UNAUDITED)      (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net sales...........................  $445,739    $412,446    $402,928      $65,357          $ 61,755
  Cost of goods sold..................   315,296     295,187     289,423       47,394            43,605
                                        --------    --------    --------      -------          --------
  Gross profit........................   130,443     117,259     113,505       17,963            18,150
  Selling, general and administrative
     expenses.........................   110,233     106,143     104,736       19,735            21,723
  Restructuring charge................        --       4,676(1)       --           --            15,500(2)
                                        --------    --------    --------      -------          --------
  Operating income (loss).............    20,210       6,440       8,769       (1,772)          (19,073)
  Other expenses (income).............     3,464       1,698         579           78              (121)
  Income taxes (benefit)..............     6,995       3,319       3,936         (801)           (3,428)
                                        --------    --------    --------      -------          --------
  Net earnings (loss).................  $  9,751    $  1,423    $  4,254      $(1,049)         $(15,524)
                                        ========    ========    ========      =======          ========
OTHER FINANCIAL DATA:
  EBITDA(3)(4)........................  $ 34,412    $ 27,499    $ 26,361      $ 2,761          $    575
  Depreciation and amortization.......    17,666      18,081      18,171        4,611             4,027
  Capital expenditures................    18,979      22,306      16,922        1,125             1,873

                                                                AS OF DECEMBER 31,
                                                               --------------------        AS OF
                                                                 1996        1997      MARCH 29, 1998
                                                               --------    --------    --------------
                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Working capital..........................................    $ 43,147    $ 79,711       $ 66,519
  Total assets.............................................     236,886     258,547        234,593
  Total debt...............................................          --          --             --

---------------
(1) In 1996, HPG recorded a restructuring provision to accrue severance costs and a tooling write-off associated with the exit of its countertop beverage product line and further integration of its Canadian business into its United States business. Total severance costs associated with these actions approximated $2,000.

(2) Subsequent to December 31, 1997, HPG provided for severance costs of certain selling, general and administrative employees and for the severance and asset write-off costs associated with closing its Malaysian manufacturing facility which totaled $15,500. The selling, general and administrative terminations were effected by the end of the quarter ended March 29, 1998, although payment of severance will continue monthly through the term of the obligation. The Malaysian plant shutdown is expected to be completed during 1998.

(3) EBITDA represents net earnings (loss) plus provisions for income taxes, interest expense, depreciation and amortization, and restructuring costs. While EBITDA should not be construed as a substitute for other historical operating data in analyzing HPG's operating performance, financial position and cash flows, HPG has included EBITDA because it is commonly used by certain investors to analyze and compare companies on the basis of operating performance, leverage and liquidity and to determine HPG's ability to service debt.

(4) It was The Black & Decker Corporation's policy not to enter into foreign currency hedges in Mexico since the peso-denominated revenues at its other business units provided it with a natural hedge against peso-denominated expenses at HPG. The effect of HPG not entering into specific forward currency contracts had a negative impact on earnings of $7.1 million and $3.8 million in each of the years ended December 31, 1997, and 1996, respectively, and a positive impact of $9.7 million in the year ended December 31, 1995. Windmere-Durable would not have had the benefits of a natural hedge if it had been operating the HPG business in Mexico and although it plans to hedge its exposure against changes in the peso-dollar exchange rates, there can be no assurance that Windmere-Durable's gains on hedging transactions would have produced a result comparable to the results of the natural hedge at The Black & Decker Corporation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Prospectus Supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes," "intends," "expects" and similar words or phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions and may be affected by certain other factors, including the specific factors set forth in "Risk Factors." Should one or more of these risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results, performance, or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

OVERVIEW

     The Company, through its subsidiaries, is a leading diversified manufacturer and distributor of a broad range of branded and private label small household appliances, including electric housewares (kitchen and garment care), personal care and other products. Through Durable, its wholly-owned subsidiary, the Company believes it has a competitive advantage with efficient, low-cost manufacturing capabilities. In addition, with the June 26, 1998 acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States across the product price spectrum. Several initiatives which have been implemented and announced are intended to enable the Company to further improve its cost position and manufacturing base going forward.

     The Black & Decker Household Products Group has implemented the HPG Restructuring Program in order to improve its profitability through reducing costs and streamlining its product offerings. The HPG Restructuring Program resulted in a first quarter 1998 restructuring charge for HPG of $15.5 million for costs associated with the consolidation of service operations, severance pay for certain selling, general and administrative employees, the write-off of tooling in conjunction with HPG's exit from certain product lines, and the general integration of its global operations. On a pro forma basis giving effect to the HPG Acquisition, the Company would have realized approximately $6.9 million in cost savings as a result of the HPG Restructuring Program for the twelve-month period ended March 31, 1998. The Company expects to continue to realize annual cost savings as a result of the HPG Restructuring Program.

     The Company will realize additional cost reductions related to the HPG Acquisition. For the twelve-month period ended March 31, 1998, on a pro forma basis, the Company would also have realized $12.7 million from cost reductions related to the HPG Acquisition, including the elimination of certain corporate allocations.

     On June 23, 1998, the Company announced that, in connection with its acquisition of the Black & Decker Household Products Group, it will embark upon the Repositioning Program. The Repositioning Program is designed to help the Company integrate the operations of HPG and Windmere-Durable. As part of the Repositioning Program, the Company has decided to exit certain personal care and other non-core, low-margin product lines in order to free manufacturing capacity for the production of higher margin product lines, including those related to product lines acquired in the HPG Acquisition. The Company expects the discontinuation of these product lines to result in savings of approximately $3.5 million annually by the year 2000. As a result of the Repositioning Program, the Company will incur a one-time charge of approximately $11.4 million in the second quarter of 1998. This charge is primarily non-cash and consists of: (i) $6.0 million of inventory write-downs; (ii) $2.7 million of goodwill, tooling and other write-offs; and (iii) $2.7 million of HPG integration costs.

     In addition, the Company has identified further manufacturing synergies that it believes it will be able to realize as a result of the HPG Acquisition, by combining its manufacturing expertise with its portfolio of strong brand names. Manufacturing synergies are expected to be realized as the Company's Durable manufacturing facilities begin to manufacture products for HPG which are currently being outsourced from third parties. In addition, Durable will begin to manufacture component parts for HPG. The Company plans to optimize manufacturing production among its facilities in the PRC, Mexico and the U.S. Other projected synergies include ocean freight, warehousing and additional corporate overhead savings. The Company believes that these synergies, in addition to the cost savings from the HPG Restructuring Program and the Repositioning Program, should result in projected cost savings of approximately $15.0 million in 1999 and increase to approximately $40.0 million to $50.0 million in annual cost savings by the year 2001. These projections are based on 1997 volumes and do not include any assumptions for growth related to reentering product lines previously exited by HPG. The Company's ability to recognize any cost savings from the HPG Acquisition and the related Repositioning Program will depend to a significant extent on future events, certain of which are beyond the Company's control, including market demand for its products, stable currency and political climates in the PRC and Mexico and other factors. See "Risk Factors" for a discussion of certain factors that could impact the Company's ability to realize these projected cost savings.

     The information presented in the following year-to-year comparisons represents the historical financial information for Windmere-Durable and the Black & Decker Household Products Group on a stand-alone basis. These comparisons do not include pro forma adjustments, charges, savings, restructurings or repositionings in connection with the HPG Acquisition as detailed above, and therefore may not present a meaningful basis of comparison.

RESULTS OF OPERATIONS

                                WINDMERE-DURABLE

     The operating results of Windmere-Durable expressed as a percentage of sales and other revenues are set forth below:

                                                                                 THREE MONTHS
                                                                                    ENDED
                                                     YEAR ENDED DECEMBER 31,      MARCH 31,
                                                     -----------------------    --------------
                                                     1995     1996     1997     1997     1998
                                                     -----    -----    -----    -----    -----
Net sales..........................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales......................................   78.2     79.8     75.4     79.0     76.7
                                                     -----    -----    -----    -----    -----
Gross profit.......................................   21.8     20.2     24.6     21.0     23.3
Selling, general and administrative expenses.......   20.0     20.0     19.2     18.9     21.1
Unusual items or non-recurring items...............    4.3      0.0      0.0      0.0      0.0
Net interest and other income......................   (1.1)    (0.5)     0.2      0.3      0.7
Equity in net earnings (loss) of affiliates........   (0.2)     1.2      2.8     (1.0)     0.8
                                                     -----    -----    -----    -----    -----
Earnings (loss) before taxes, minority interest and
  extraordinary item...............................   (1.7)     1.9      7.9      0.9      2.3
Extraordinary items................................    0.0      1.8      0.0      0.0      0.0
Minority interest (expense), net...................    0.0      0.0      0.0      0.0      0.0
Provision for taxes (benefits).....................   (0.7)    (0.1)     0.4      0.3      0.2
                                                     -----    -----    -----    -----    -----
Net earnings (loss)................................   (1.0)%    0.2%     7.6%     0.6%     2.1%
                                                     =====    =====    =====    =====    =====

  THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1997

     Sales and other revenues. Sales and other revenues for the first quarter of 1998 increased by $4.0 million or 7.7% over sales and other revenues for the same period in 1997. The increase is primarily the result of increases in distribution sales of the Company's LitterMaid(R) product as well as private label kitchen and seasonal products. Sales to a national retail beauty supply chain accounted for 10.2% of sales and other revenues for the 1998 period.

     Fees earned by Windmere-Durable under marketing arrangements with its affiliates in the 1998 period totaled $0.7 million and are included in sales and other revenues. Fees earned in the 1997 period were not significant.

     Set forth below is a table indicating the sales and other revenues that Windmere-Durable derived from its distribution and manufacturing operations for the periods indicated:

                                                   THREE MONTHS ENDED MARCH 31,
                                           --------------------------------------------
                                                   1998                    1997
                                           --------------------    --------------------
Distribution.............................  $45,249,000       82%   $39,615,000       77%
Manufacturing............................   10,145,000       18     11,797,000       23
                                           -----------    -----    -----------    -----
          Total sales and other
            revenues.....................  $55,394,000    100.0%   $51,412,000    100.0%
                                           ===========    =====    ===========    =====

     Gross profit. Windmere-Durable's gross profit margin increased to 23.3% of sales and other revenues for the three months ended March 31, 1998 as compared to 21.0% of sales and other revenues in the three months ended March 31, 1997. Decreases in certain raw material prices contributed significantly to this increase as did the higher margins related to sales of LitterMaid(R).

     Selling, general and administrative. Selling, general and administrative costs increased by $2.0 million in the first quarter of 1998 to $11.7 million from $9.7 million in the first quarter of 1997. The increase is primarily the result of Windmere-Durable's increased investment in development of the LitterMaid(R) business including $1.2 million in advertising expenditures.

     Equity in net earnings (loss) of affiliates. Windmere-Durable's equity in net earnings of affiliates was $0.5 million for the first quarter of 1998 as compared to a loss of $0.5 million for the same period in 1997.

     Interest expense. Interest expense increased by $0.4 million to $1.0 million for the three months ended March 31, 1998 from the same period in 1997. The increase is the result of the increased level of borrowing under Windmere-Durable's credit facilities.

     Income taxes. Windmere-Durable's tax expense is based on the earnings of each of its foreign and domestic operations, and it includes such additional U.S. taxes as are applicable to the repatriation of foreign earnings. Foreign earnings, other than in Canada, are generally taxed at rates lower than in the United States.

     Earnings per share. In 1997, Windmere-Durable adopted Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share." Basic shares for the three month periods ended March 31, 1998 and 1997 were 18,413,731 and 17,465,494, respectively. Included in diluted shares are common stock equivalents relating to options, warrants and convertible debt of 1,779,910 and 1,855,345 for the three month periods ended March 31, 1998 and 1997, respectively. The increase in number of shares was primarily due to the additional dilutive effect of stock option exercises and Windmere-Durable's higher average stock price in 1998.

  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     Sales and other revenues. Sales and other revenues increased by $64.9 million to $261.9 million for the year ended December 31, 1997, an increase of 32.9% over sales and other revenues for the year ended December 31, 1996. The increase is primarily the result of a $47.7 million increase in distribution sales, and a $17.1 million increase in manufacturing sales. The increase in distribution sales includes $16.5 million in seasonal product sales resulting from Windmere-Durable's December 1996 acquisition of the remainder of its seasonal products affiliate and $9.4 million in kitchen product sales. Also contributing to the 1997 growth in sales and other revenues is the increase in LitterMaid(R) distribution sales of $11.9 million.

     Fees earned by Windmere-Durable under various marketing arrangements with its affiliates totaled $3.3 million for 1997 and are included in sales and other revenues. Salton accounted for 12% of Windmere-Durable's sales and other revenues in 1997. No such fees were earned in 1996.

     Set forth below is a table indicating the sales and other revenues that Windmere-Durable derived from its distribution and manufacturing operations for the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------------
                                                   1997                   1996
                                            -------------------    -------------------
Distribution..............................  $194,147,300     74%   $146,431,800     74%
Manufacturing.............................    67,737,800     26      50,571,800     26
                                            ------------    ---    ------------    ---
          Total sales and other
            revenues......................  $261,885,100    100%   $197,003,600    100%
                                            ============    ===    ============    ===

     Gross profit. Windmere-Durable's gross margin percentage increased in 1997 to 24.6% of sales from 20.2% in 1996. The better absorption of fixed manufacturing overhead costs and decreases in certain raw material costs contributed significantly to the increase as did the higher margins related to sales of LitterMaid(R).

     Selling, general and administrative. Selling, general and administrative costs increased by $10.9 million to $50.3 million for the year ended December 31, 1997 compared to $39.4 million for the year ended December 31, 1996, yet decreased as a percentage of sales to 19.2% from 20.0% for the same periods as fixed expenses were spread over Windmere-Durable's increased sales. The increase in costs is primarily the result of expenses related to LitterMaid, Inc., Bay Books & Tapes, Inc. and Windmere-Durable's now wholly-owned seasonal products company, whose operations, due to their respective acquisition dates, were not fully reflected in the 1996 financial statements.

     Equity in net earnings (loss) of affiliates. Windmere-Durable's equity in net earnings of affiliates was $7.4 million for the year ended December 31, 1997 as compared to $2.3 million for the same period in 1996. Included in the 1997 amounts are the results of operations of Windmere-Durable's equity interests in Salton, Newtech and various other affiliates, which were not acquired until the second or third quarters of 1996. In December 1996, Windmere-Durable acquired the remainder of its seasonal products affiliate. Windmere-Durable's equity in earnings of Salton and Newtech totaled $6.8 million for 1997.

     Interest expense. Interest expense increased by $2.0 million to $3.4 million in 1997. The increase is due to amounts paid on notes payable issued by Windmere-Durable in conjunction with the acquisition of equity interests in Salton and Newtech as well as the increased level of borrowing under Windmere-Durable's line of credit facility.

     Income taxes (benefit). Windmere-Durable's tax expense is based on the earnings of each of its foreign and domestic operations and it includes such additional U.S. taxes as are applicable to the repatriation of foreign earnings. Foreign earnings, other than in Canada, are generally taxed at rates lower than in the United States. The Internal Revenue Service has completed its examination of Windmere-Durable's 1992 tax return. No material assessments were made. The Internal Revenue Service is presently examining Windmere-Durable's 1994 and 1995 income tax returns and Windmere-Durable's 401(k) Plan filings. It is also examining Windmere-Durable's compliance with the requirements supporting the deductibility of interest paid on the industrial development bonds. Management believes that adequate provision for taxes has been made for the years under examination and those not yet examined.

     Earnings per share. Windmere-Durable adopted Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share" in 1997. FAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement as well as the restatement of prior periods presented.

     Basic net earnings per share equals net earnings divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share includes dilutive common stock equivalents in the weighted average shares outstanding. The reconciliation between the computations is as follows:

                               NET INCOME
                                 (BEFORE
                              EXTRAORDINARY      BASIC       BASIC     DILUTED      DILUTED
                                  ITEM)          SHARES       EPS       SHARES        EPS
                              -------------    ----------    -----    ----------    -------
1997........................   $19,835,300     17,654,772    $1.12    19,776,183     $1.00
1996........................   $ 3,951,400     16,846,418    $0.23    17,558,275     $0.23

     The increase in the number of shares used in the computations of both basic and diluted net earnings per share was due primarily to the additional dilutive effect of stock option and warrant exercises, Windmere-Durable's higher average stock price in 1997 and inclusion of additional shares issued by Windmere-Durable upon the acquisition of equity interests in Salton for a full year.

  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Sales and other revenues. Sales and other revenues were $197.0 million and $187.8 million for the years ended December 31, 1996 and 1995, respectively. Manufacturing sales increased by $10.4 million due primarily to increased shipments of kitchen appliances. A kitchen appliance distributor and a national retail beauty supply chain accounted for 10.9% and 10.3%, respectively, of Windmere-Durable's 1996 sales.

     Set forth below is a table indicating the sales and other revenues that Windmere-Durable derived from its distribution and manufacturing operations for the periods indicated:

                                                     YEAR ENDED DECEMBER 31,
                                            ------------------------------------------
                                                   1996                   1995
                                            -------------------    -------------------
Distribution..............................  $146,431,800     74%   $147,576,000     79%
Manufacturing.............................    50,571,800     26      40,200,900     21
                                            ------------    ---    ------------    ---
          Total sales and other
            revenues......................  $197,003,600    100%   $187,776,900    100%
                                            ============    ===    ============    ===

     Gross profit. Windmere-Durable's gross margin percentage decreased in 1996 to 20.2% of sales and other revenues from 21.8% in 1995. The decrease is primarily attributed to the continued effect of remaining higher cost raw material inventories and a greater concentration of manufacturing sales. Lower margin kitchen electric products which comprised 82% of manufacturing sales in both 1996 and 1995, accounted for 31% and 25% of Windmere-Durable's sales and other revenues in those years, respectively.

     Selling, general and administrative. Selling, general and administrative expenses as a percentage of sales and other revenues were 20.0% in both 1996 and 1995. Commencement of operations at Windmere-Durable's newly acquired LitterMaid, Inc. and Bay Books & Tapes, Inc. businesses resulted in a $1.6 million increase in expenses. Travel, legal and selling expenses increased by $1.2 million and advertising costs decreased by $1.0 million.

     Unusual or non-recurring items. In 1995, Windmere-Durable incurred a non-recurring pre-tax loss of $8.0 million on the sale of an asset. This transaction reduced 1995 net earnings by $5.3 million, or $0.31 per share, on an after-tax basis.

     Equity in net earnings (loss) of affiliates. Windmere-Durable's equity in net earnings (loss) of affiliates was $2.3 million and $(0.4) million in 1996 and 1995, respectively. The increase in 1996 primarily reflects the results of operations of Windmere-Durable's newly acquired interests in Salton and Newtech. Windmere-Durable's equity in the net earnings of Salton and Newtech totaled $3.2 million for 1996 which was partially offset by losses of $0.9 million at certain of Windmere-Durable's other affiliates.

     Interest expense. Interest expense increased by $0.8 million to $1.4 million in 1996. The increase is due to amounts paid on notes payable issued by Windmere-Durable in conjunction with the acquisition of equity interests in Salton and Newtech as well as the increased level of borrowing under Windmere-Durable's line of credit facility.

     Income taxes (benefits). Windmere-Durable's tax expense is based on the earnings of each of its foreign and domestic operations and it includes such additional U.S. taxes as are applicable to the repatriation of foreign earnings. Foreign earnings, other than in Canada, are generally taxed at rates lower than in the United States. Windmere-Durable made a provision in its 1995 second quarter of $0.4 million, or $0.02 per share, as a result of its settlement of a Hong Kong tax audit.

     Extraordinary item. On March 27, 1997, Windmere-Durable paid $4.5 million to settle the lawsuit filed in April 1994 by Izumi. An accrual of $5.3 million, including $800,000 in estimated legal expenses has been recorded as of December 31, 1996. The transaction resulted in an after tax charge of $3.5 million or $0.20 per share and has been recorded as an extraordinary item.

     Earnings per share. The average number of common shares and common equivalent shares used in computing per share results was 17,620,000, in 1996 as compared to 17,227,000 in 1995. The decrease was primarily due to the non-inclusion of the dilutive effect of stock options and warrants in those 1996 quarters in which Windmere-Durable sustained losses, offset by the additional shares issued by Windmere-Durable upon the acquisition of equity interests in Salton and upon the exercise of stock options and warrants.

                    BLACK & DECKER HOUSEHOLD PRODUCTS GROUP

     The operating results of HPG expressed as a percentage of net sales are set forth below:

                                                                             THREE MONTHS ENDED
                                                                           ----------------------
                                                YEAR ENDED DECEMBER 31,    MARCH 30,    MARCH 29,
                                                -----------------------    ---------    ---------
                                                1995     1996     1997       1997         1998
                                                -----    -----    -----    ---------    ---------
Net sales.....................................  100.0%   100.0%   100.0%     100.0%       100.0%
Cost of goods sold............................   70.7     71.6     71.8       72.5         70.6
                                                -----    -----    -----      -----        -----
Gross profit..................................   29.3     28.4     28.2       27.5         29.4
Selling, general and administrative
  expenses....................................   24.7     25.7     26.0       30.2         35.2
Restructuring charge..........................    0.0      1.1      0.0        0.0         25.1
Operating income (loss).......................    4.5      1.6      2.2       (2.7)       (30.9)
Other expense (income)........................    0.8      0.4      0.1        0.1         (0.2)
Income taxes (benefit)........................    1.6      0.8      1.0       (1.2)        (5.6)
                                                -----    -----    -----      -----        -----
Net earnings (loss)...........................    2.2%     0.3%     1.1%      (1.6)%      (25.1)%
                                                =====    =====    =====      =====        =====

  THREE MONTHS ENDED MARCH 29, 1998 COMPARED TO THREE MONTHS ENDED MARCH 30,
1997

     Net sales. Net sales decreased by $3.6 million or 5.5%, to $61.8 million for the three months ended March 29, 1998 from $65.4 for the three months ended March 30, 1997. Strategic price decreases with respect to certain sourced food preparation and cooking products as well as price concessions given to a significant customer in Mexico accounted for the decrease. In addition, HPG's KT Kitchentools(TM) line was late in launching new products due to production delays at a third party source. HPG expects these items to similarly impact net sales for the second quarter of 1998.

     Gross profit. Gross profit increased by $0.2 million or 1.0% for the three months ended March 29, 1998 from the three months ended March 30, 1997 as a result of a change in product mix. Net sales volume decreases resulting from product exit strategies contributed to the decrease. HPG expects such items to similarly impact gross profit for the second quarter of 1998.

     Selling, general and administrative. Selling, general and administrative expenses increased by $2.0 million for the three months ended March 29, 1998 from the three months ended March 30, 1997. Expenses represented 35.2% and 30.2%, of 1998 and 1997 first quarter net sales, respectively. The increase in costs is primarily the result of the KT Kitchentools(TM) product line, which experienced a higher than average level of sales promotion costs.

     Restructuring charge. HPG had a restructuring charge of $15.5 million for the three months ended March 29, 1998 due to costs associated with the HPG Restructuring Program. See "-- Overview."

     Other expenses. Other expenses decreased by $0.2 million in the three months ended March 29, 1998 from the three months ended March 30, 1997.

     Income taxes (benefit). Income tax benefit increased by $2.6 million, to $3.4 million in the three months ended March 29, 1998 from $0.8 million for the three months ended March 30, 1997. The increase was primarily attributable to a higher pre-tax loss offset by the effects of management's decision that portions of the tax benefit of the restructuring charge recognized during the quarter in connection with the HPG Restructuring Program were unlikely to be realized.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Net sales. Net sales decreased by $9.5 million or 2.3%, to $402.9 million for the year ended December 31, 1997 from $412.4 million for the year ended December 31, 1996. HPG's decision to exit several product categories in the U.S. and Canada as part of an overall strategy to improve profitability was the primary contributor to a decrease in sales of $18.4 million. This decrease was partially offset by the introduction of HPG's KT Kitchentools(TM) premium line of food preparation products and an $11.6 million increase in sales to Latin America, which includes all four HPG branded product categories. The increase in Latin American sales is primarily attributable to sales in Mexico as well as the continuing strength in the other Latin American markets where HPG does business.

     Gross profit. Gross profit decreased by $3.8 million or 3.2% for the year ended December 31, 1997 from the year ended December 31, 1996 while remaining relatively constant as a percentage of sales in 1997 as compared to 1996. Higher prices in Latin American sales were partially offset by the lowering of prices on certain exited products in the food preparation categories in North America.

     Selling, general and administrative. Selling, general and administrative expenses decreased by $1.4 million, from $106.1 million for the year ended December 31, 1996 to $104.7 million for the year ended December 31, 1997. The decrease in selling, general and administrative expenses reflects overall improvements in operations including (i) a reduction in national advertising costs in North America as emphasis was shifted away from certain products, (ii) a more effective management of transportation costs and (iii) a restructuring of sales compensation.

     Other expenses. Other expenses decreased by $1.1 million in the year ended December 31, 1997 from the year ended December 31, 1996 due to fewer sales by The Black & Decker Corporation of HPG's receivables.

     Income taxes (benefit). Income tax expenses increased by $0.6 million, to $3.9 million for the year ended December 31, 1997 from $3.3 million for the year ended December 31, 1996. The increase was primarily due to a higher pre-tax income.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Net sales. Net sales decreased by $33.3 million or 7.5% from $445.7 million for the year ended December 31, 1995 to $412.4 million for the year ended December 31, 1996. Net sales in the food preparation category declined $18.5 million, as increased low cost competition from both brand name and private label manufacturers entered the market. HPG also began the initial stages of its exit strategy in counter-top coffee makers, bread makers and personal care products, resulting in a $6.5 million decrease in sales.

     Gross profit. Gross profit decreased by $13.2 million or 10.1% from $130.4 million for the year ended December 31, 1995 to $117.3 million for the year ended December 31, 1996. Gross profit as a percentage of sales decreased from 29.3% to 28.4%. The majority of the decrease resulted from a lowering of prices as part of a strategy to remain cost competitive and to exit specific product categories in North America. Margins in Latin America remained relatively constant.

     Selling, general and administrative. Selling, general and administrative expenses decreased by $4.1 million from 1995 to 1996. Expenses increased as a percentage of net sales from 24.7% in 1995 to 25.7% in 1996. Lower spending costs in national advertising and trade promotion and reductions in general product development and marketing costs in North America were partially offset by increased spending to support a higher sales base in Latin America.

     Other expenses. Other expenses decreased by $1.8 million, from $3.5 million for the year ended December 31, 1995 to $1.7 million for the year ended December 31, 1996. The decrease in other expenses was due to fewer sales by The Black & Decker Corporation of HPG's receivables.

     Income taxes (benefit). Income tax expense decreased by $3.7 million, from $7.0 million in the year ended December 31, 1995 to $3.3 million in the year ended December 31, 1996 due to a reduction in pre-tax income.

PRO FORMA LIQUIDITY AND CAPITAL RESOURCES

     Upon consummation of the Transactions, the Company's primary sources of liquidity will be cash flow from operations and borrowings under the Senior Credit Facilities. Approximately $167.2 million in principal amount under the Senior Credit Facilities will remain outstanding after completion of the Offerings, and approximately $157.8 million will be available for future borrowings under the Senior Secured Revolving Credit Facility. Advances under the Senior Secured Revolving Credit Facility will be based upon percentages of outstanding eligible accounts receivable and inventories. The Company will be entering its peak manufacturing season immediately subsequent to the consummation of the HPG Acquisition and expects to borrow additional amounts under the Senior Secured Revolving Credit Facility in order to meet its working capital requirements. See "Use of Proceeds" and "Description of Certain Indebtedness -- Senior Credit Facilities."

     Under the Senior Secured Revolving Credit Facility, the Company may elect to borrow at either LIBOR (adjusted for any reserves) or the Base Rate (as defined). Interest will accrue on the Senior Secured Revolving Credit Facility and the Tranche A Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 2.50%, or the Base Rate, plus a specified margin of 1.50%. Interest will accrue on the Tranche B Term Loan and the Tranche C Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 3.00%, or the Base Rate plus a specified margin of 2.00%. See "Description of Certain Indebtedness -- Senior Credit Facilities."

     The Senior Credit Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that will otherwise restrict corporate and business activities. In addition, under the Senior Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio and a minimum EBITDA requirement. See "Description of Certain Indebtedness -- Senior Credit Facilities."

     Windmere-Durable's aggregate capital expenditures for 1996, 1997 and the three months ended March 31, 1998 were $8.6 million, $11.3 million and $2.7 million, respectively. The capital expenditures for the Black & Decker Household Products Group for 1996, 1997 and the three months ended March 29, 1998 were $22.3 million, $16.9 million and $1.9 million, respectively. The Company anticipates that the total capital expenditures for 1998 and for 1999 will be approximately $28.0 million and $29.0 million, respectively which include approximately $2.0 million in each of those years for the expansion of Durable's manufacturing facilities. The Company plans to fund those capital expenditures from cash flow from operations and, if necessary, borrowings under the Senior Secured Revolving Credit Facility.

     On a pro forma basis, for the twelve months ended March 31, 1998, the Company's cash used in operations would have been $1.0 million; cash used for investing activities would have been $37.8 million; cash generated by financing activities would have been $32.1 million; and the ratio of earnings to fixed charges would have been 1.0x.

     As a result of the HPG Acquisition and related financings, Salton has the right to demand payment of $10,847,620 principal amount and accrued interest from the Company under a promissory note by the Company. The Company believes that it has adequate capital resources from the proceeds of borrowings under the Senior Secured Revolving Credit Facility to satisfy such indebtedness in full.

     The Company's ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, its indebtedness (including the Notes), or to fund planned capital expenditures, product research and development expenses and marketing expenses will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, and international and United States domestic political factors and other factors that are beyond the Company's control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under the Senior Credit Facilities, will be adequate to meet the Company's future liquidity needs for at least the next several years. The Company may, however, need to refinance all or a portion of the principal of the Notes on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations, that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Senior Credit Facilities in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to fund its other liquidity needs. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all. The Indenture contains restrictions on the Subsidiary Guarantors' ability to pay dividends to the Company. See "Risk Factors -- Effects of Leverage."

CURRENCY MATTERS

     The Company uses forward exchange contracts to reduce fluctuations in foreign currency, cash flows related to third party raw material and other operating purchases. The terms of the currency instruments used are generally consistent with the timing of the committed or anticipated transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. At March 31, 1998, Windmere-Durable had outstanding $23.0 million in contracts to purchase Hong Kong dollars forward. A deposit of $500,000 is held by the issuer as collateral on the contracts. There is no significant unrealized gain or loss on these contracts. All contracts have terms of six months or less.

     Upon approval of the MFCC, the Company will acquire the Queretaro property and related assets from The Black & Decker Corporation. However, pending such approval, the Company will purchase from The Black and Decker Corporation products manufactured at the Queretaro facility under the terms of the Manufacturing Agreement. Because the operations of such facilities are primarily peso-denominated and the revenues derived from products manufactured at such facilities are primarily dollar-denominated, the Company is subject to currency fluctuations while operating under the Manufacturing Agreement as well as when, and if, the Company completes the acquisition of the Queretaro property. The December 1994 devaluation of the peso had a number of effects on the Mexican economy that adversely affected the financial condition of businesses in Mexico. The devaluation caused the peso value of dollar-denominated indebtedness associated with businesses in Mexico to increase significantly, and also greatly increased the rate of inflation, resulting in a sharp rise in nominal interest rates on peso-denominated financing. There can be no assurance that the peso to dollar foreign exchange rate will not be volatile in the future and that financial markets will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk
Factors -- Currency Fluctuations."

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years commencing after December 15, 1997. The Company will be required to comply with the provisions of these statements in 1998. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

SEASONALITY

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. Both Windmere-Durable and the Black & Decker Household Products Group have historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for such companies' products in the late summer for "back-to-school" sales and in the fall for holiday sales. The Company's major sales occur during August through November. Sales are generally made on 60 to 90 day terms. Heaviest collections on its open accounts receivable are received from November through March, at which time the Company is in its most liquid state. See "Risk Factors -- Seasonality" and "Business -- Seasonality."

YEAR 2000 ISSUES

     The Company uses a significant number of computer software programs and operating systems across its entire organization, including applications used in financial business systems, manufacturing, and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year 2000 and beyond, modification or replacement of such applications will be necessary. The Company has initiated a review of its computer systems and programs to identify those that are not Year 2000 compliant. Key systems and programs, including those that interact with customers and suppliers, are being assessed and plans are being developed to address and implement required system and program modifications by December 31, 1999. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. In addition, as part of its integration activities related to the HPG Acquisition, the Company will extend its assessment of key systems and programs to those used in the Black & Decker Household Products Group. The cost of implementing required system changes is not expected to be material to the Company's consolidated financial statements. No assurance can be given, however, that all of the Company's systems, the systems of acquired businesses, and those of significant customers and suppliers, will be Year 2000 compliant and that the failure to achieve Year 2000 compliance will not have a material adverse effect on the Company's operations. See "Risk Factors -- Risks Relating to Year 2000."

                               INDUSTRY OVERVIEW

     According to Appliance magazine, the U.S. appliance industry includes nine major product segments: consumer electronics, electric housewares (including kitchen appliances), business appliances, personal care appliances, major appliances, comfort conditioning (including seasonal) appliances, outdoor appliances, floor care appliances and commercial appliances. The Company focuses primarily on the small household appliance segments of this industry, which largely overlap with the electric houseware, personal care appliance, and comfort conditioning appliance markets. The total market size for the U.S. domestic small appliance market (electric housewares and fans and household vacuum cleaners) was estimated to be approximately $6.3 billion in 1997 according to the sixth annual Small Appliance Outlook by the Commercial Services division of The CIT Group.

     The small household appliance industry can be characterized as mature, fragmented and highly competitive. Competition within this industry is primarily based on price and quality. Given this competitive environment, manufacturers seek to establish low-cost manufacturing infrastructure and operations. Other important characteristics of the industry include cyclicality and seasonality. The highest industry volume is typically during the second half of the year.

     The small household appliance industry has been consolidating. The Company believes that the search for large-scale efficiencies in manufacturing, product development, and marketing has driven this trend. In addition, the Company expects that retailers will continue to seek to rationalize their supplier bases by dealing primarily with companies that can offer a wide array of products and higher levels of customer service. The combination of demanding retailer customer service requirements and intense competition for shelf space has increased pressure on small, narrowly focused competitors. The Company believes that the industry consolidation will continue in the next few years with the Company being well-positioned to be a market leader in this operating environment.

     Mass merchandisers are the most important distribution channel for household appliances. The mass merchandiser channel is concentrated, with three retailers (Wal-Mart, Kmart and Target) accounting for a substantial portion of total industry volume. Retail consolidation has increased the importance of meeting the demanding service requirements of these mass merchandisers. Department stores are an important distribution channel for manufacturers of premium household appliances. Department stores have eliminated most of the shelf space previously devoted to low and middle-range competitors. Several high-end competitors of the Company have experienced very limited volume growth and reduced access to shelf space in the department store channel and consequently have shifted into the mass merchandiser channel. This crossing of channel boundaries by competitors has offered the Black & Decker Household Products Group an opportunity to renew its relationships with department stores by offering a new line of kitchen appliances and assuming additional shelf space vacated by these competitors. Low-cost overseas manufacturers, like Durable, have become a viable alternative for sourcing product as cost competitiveness has become increasingly important.

                                    BUSINESS

GENERAL

     The Company, through its subsidiaries, is a leading diversified manufacturer and distributor of a broad range of branded and private label small household appliances, including electric housewares (kitchen and garment care), personal care, and other products. The Company also manufactures and markets the LitterMaid(R) self-cleaning cat litter box. The Company manufactures and markets products under the Windmere(R) and other Company-owned brand names, under private-label brand names, under licensed brand names, such as Black & Decker(R) and, pursuant to licenses held by 50%-owned affiliates, the White-Westinghouse(R) brand name. The Company's customers for such products include mass merchandisers, specialty retailers and appliance distributors in North America, Latin America, the Caribbean and Europe. In addition, the Company manufactures products on an OEM basis for other major consumer products companies.

     With the June 26, 1998 acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States, primarily cooking (toaster ovens), garment care (hand-held irons), food preparation, and beverage products. The HPG brands had the number one United States market share in the toaster oven and hand-held iron categories, with market shares of approximately 56% and 36%, respectively, in 1997. Management also believes that the products marketed by HPG have strong brand name recognition and a reputation for quality among consumers. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM).

     The Company operates manufacturing facilities in the PRC and the United States, and sources products from manufacturing facilities in Mexico, which it has contracted to acquire upon receipt of certain Mexican governmental approval. In 1997, approximately 85-90% of Windmere-Durable's products were manufactured by Durable, its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. Durable's facilities include six manufacturing plants located within a six square mile radius, constituting approximately two million square feet of production capability and employing over 12,000 workers. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing through final assembly. The Company plans to leverage its efficient, low-cost manufacturing capabilities to generate increased sales and profits.

     The Company also owns a 50% equity interest in both Salton, a publicly-traded company, and Newtech. Salton designs and markets small kitchen appliances for distribution primarily to department stores and upscale mass merchandisers. Newtech designs, sources, manufactures and markets value-priced brand name consumer electronic products for distribution to mass merchandisers and other retailers. Salton and Newtech have each entered into seven-year contracts with Kmart, covering sales estimated to be an aggregate minimum of $1.7 billion, to supply to Kmart certain small appliances, consumer electronics and telephone products that bear the White-Westinghouse(R) brand name licensed to Salton and Newtech by WCI. The Company manufactures and sells kitchen appliances to Salton for sale under Salton's Kmart Agreement and also earns fees on all sales to Kmart under Salton's Kmart Agreement. By virtue of its 50% equity ownership in each of Salton and Newtech, the Company also recognizes 50% of the net earnings/losses of each of these companies. On June 26, 1998, Salton announced its intention to acquire the Company's 50% equity interest in Salton.

     On a pro forma basis after giving effect to the HPG Acquisition, the Company would have generated net sales of $664.8 million, EBITDA of $68.1 million, and net earnings of $12.2 million, for fiscal 1997. On a pro forma basis, the Company's product revenue mix for 1997 would have been approximately 71% electric housewares, 19% personal care, 2% LitterMaid(R), and 8% other products. See "Unaudited Pro Forma Combined Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITIVE STRENGTHS

     The Company believes that it is a strong competitor in the industry for the following reasons:

     A PORTFOLIO OF STRONG BRAND NAMES. With the acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name electric housewares in the United States. The HPG brands have the number one United States market position in toaster ovens and hand-held irons, with 1997 market shares of approximately 56% and 36%, respectively, and strong positions in the food preparation and beverage categories. The flagship Black & Decker(R) brand has been licensed to the Company for use in marketing designated HPG products in specified countries. In addition, the Company acquired important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company will also continue to manufacture and market products under the Windmere(R) and other owned and licensed brand names and under private-label brand names.

     HIGH VOLUME, LOW-COST MANUFACTURING CAPABILITIES. The Company's products are manufactured primarily at the Company's facilities in the PRC and the United States, and The Black & Decker Corporation's manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. Prior to the HPG Acquisition, 85-90% of Windmere-Durable's products were manufactured at Durable's plant in the PRC. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing to final assembly. Durable manufactured over 24 million finished goods units and millions of additional components in 1997. The Company believes that its high volume, vertically integrated manufacturing capabilities provide the Company flexibility and cost advantages.

     REPUTATION FOR INNOVATION. The Black & Decker Household Products Group is recognized within the small household appliance industry for its product innovation and sales and marketing expertise. The Black & Decker Household Products Group team has developed new products and categories within its targeted industry segments, such as the under-the-counter Spacemaker(R) products. This team has won numerous awards for design and innovation, including recent awards from Business Week for its new premium KT Kitchentools(TM) line. HPG's latest innovations include the PartyMate(TM) cordless blender and ExpressoMio(TM) microwave espresso maker. Windmere-Durable has also introduced several new products, including the LitterMaid(R) self-cleaning cat litter box.

     BROAD RANGE OF PRODUCT OFFERINGS. With the completion of the HPG Acquisition, the Company provides customers in the small household appliance market with a broad product line at introductory, mid-tier, and premium price points in key product categories. The Company believes that, as the retail industry continues to consolidate, the ability to serve the retailer with a wide array of product offerings becomes increasingly important both for maintaining shelf space and for introducing new products into the retail market in existing and new distribution channels.

     STRONG MANAGEMENT TEAM. The Company has an experienced management team, with particular expertise in value manufacturing. Its Chairman, President and Chief Executive Officer has been overseeing the growth of Windmere-Durable for over 20 years, and Windmere-Durable's other senior executives each have 10 or more years of service at Windmere-Durable. The managing director of Durable, Windmere-Durable's manufacturing subsidiary, has been with Durable for over 11 years, and certain heads of production, administration, and quality control have been with Durable for over 20 years. The managers of the Black & Decker Household Products Group complement the Company's pre-existing management strengths. In recent years, HPG management has guided several successful product introductions, including the KT Kitchentools(TM) premium kitchen appliances and Quick 'N Easy(R) irons. The Company believes that the HPG management group will significantly enhance the Company's product innovation and sales and marketing expertise.

     STRATEGIC ALLIANCES. The Company has demonstrated an ability to identify and execute marketing opportunities with strategic partners. The Company was integral in helping to establish the White-Westinghouse(R) licensing and manufacturing agreement, as well as the related agreements for the sale of products (a portion of which are manufactured by the Company) to Kmart. The acquisition of the Black & Decker Household Products Group represents the latest alliance the Company has forged.

BUSINESS STRATEGY

     The Company has combined top brand names and a reputation for quality and innovation with its efficient, low-cost vertically integrated manufacturing capabilities. The Company expects to continue to achieve growth and increased profitability by pursuing the following strategies:

     INCREASE MARKET SHARE THROUGH NEW PRODUCT INTRODUCTIONS AND BRAND NAME LICENSING. The Company intends to increase its market share by offering new products that build upon the existing offerings of its introductory price point products under the Windmere(R) name and premium products under the Black & Decker(R) brand name. In pursuing this strategy, the Company will develop and introduce new products at price points where neither it nor the Black & Decker Household Products Group currently competes and will utilize its low-cost manufacturing capabilities to reenter certain markets from which the Black & Decker Household Products Group exited. The Company also intends to opportunistically pursue additional brand name license arrangements from time to time. The Company believes this strategy will be attractive to its customers by offering them a broader range of products from a single source.

     LEVERAGE MANUFACTURING CAPABILITIES. The Company intends to manufacture component parts as well as certain small household appliances that historically were outsourced by the Black & Decker Household Products Group. In addition, the Company intends to take advantage of its capabilities as a multinational manufacturer to reduce operating costs and increase productivity. The Company estimates that such leveraging of its manufacturing strengths will generate at least $15.0 million in aggregate annual cost savings in 1999 and $40.0 million to $50.0 million in such cost savings by the end of the year 2001. Such anticipated cost savings are in addition to the HPG cost savings discussed in "Unaudited Pro Forma Combined Financial Information" and the savings anticipated under the Company's Repositioning Program (as defined). See "Risk
Factors -- Risks Associated with Integration of the Black & Decker Household Products Group," "-- Risks Associated with the Company's Repositioning Program" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

     EXPAND INTERNATIONAL PRESENCE. The Company intends to utilize the marketing and distribution channels acquired through the HPG Acquisition to expand the global market penetration of all of its products, particularly in Latin America. On a pro forma basis after giving effect to the HPG Acquisition, the Company's international sales would have been $218.4 million in 1997, as compared to $82.1 million in international sales for Windmere-Durable alone in 1997.

PRODUCTS

     With the acquisition of the Black & Decker Household Products Group, the Company became a leading supplier of brand name small electric housewares in the United States, primarily cooking (toaster ovens), garment care (hand-held irons), food preparation, and beverage products. The Company provides customers in the small household appliances market with a broad product line at introductory, mid-tier, and premium price points in key product categories.

     ELECTRIC HOUSEWARES

     The Company's products in this category include toaster ovens, toasters, hand-held irons, blenders, can openers, coffee grinders/makers, electric knives, food choppers, mixers, popcorn poppers, rice cookers/steamers, sandwich makers and other similar products. This division constitutes the largest product category for the Company, constituting approximately 71% of the Company's net sales for 1997 on a pro forma basis. Growth in this category has historically been driven primarily by growth of licensed product lines, the White-Westinghouse(R) product line and a private-label expansion program. With the acquisition of the Black & Decker Household Products Group, the Company significantly enhanced its market position in this segment.

     The Company holds the number one United States market position in toaster ovens with an approximately 56% share in 1997, more than four times that of its closest competitor. As part of the HPG Acquisition, the Company purchased the Toast 'R Oven(TM) subbrand and will continue to market toaster ovens under that name. The KT Kitchentools(TM) product line, which includes a full line of high-end mixers, food processors and blenders, is positioned at the high end of the premium brand spectrum for its product category. The Company believes that it also occupies a top market position in coffee makers and espresso machines, with approximately 8% of the United States market share in 1996. The Company's key product in this segment is the Spacemaker(R) product, which competes in the under-the-counter coffee maker segment. The Company also offers a broad product line consisting of personal coffee makers, thermal carafes, coffee makers, kettles and various accessories. The Company's future strategy includes leveraging the Spacemaker(R) brand to extend in-category offerings, growing its personal coffee maker business, and expanding into other kitchen products. In addition, the Company will focus on products that offer unique customer value such as espresso/cappuccino makers, innovative microwave coffee makers, and personal coffee makers.

     With the acquisition of the Black & Decker Household Products Group, the Company acquired a product line with the number one United States market share in irons, with approximately a 36% share of the U.S. market in 1997. Brand names include Quick N' Easy(R), Surge(R) and TravelPro(TM). For the past four decades, the Black & Decker Household Products Group has been a leading innovator in the category, offering such new features as automatic on/off switches, high quality soleplates and advanced steam controls. Such innovations have revitalized demand for irons over the years.

     The Company's strategy with respect to the garment care business includes lowering production and sourcing costs and improving the profitability of its sales mix by increasing its presence in high-end segments. The introduction of two new products, Quick 'N Easy(R) and ProFinish(R), is anticipated to improve the Company's offering at price points in both the middle and high-end segments of the markets.

     PERSONAL CARE PRODUCTS

     The Company's personal care products include hair dryers, curling irons, hairsetters, combs and brushes, shears, and mirrors. Higher margin "professional line" products are sold primarily to beauty salons and beauty supply stores. The "value line" is targeted at drug stores, mass merchandisers, and other retail channels. In addition, a subsidiary of the Company supplies electric and non-electric amenities to the lodging industry. These products include wall-mounted hair dryers, lighted makeup and shaving mirrors and pulsating shower heads.

     The Company intends to continue to leverage its more than 30 years' experience of supplying personal care products to both leading retailers and the professional salon industry. In 1997, personal care products accounted for approximately 19% of the Company's net sales on a pro forma basis.

     LITTERMAID(R)

     In order to expand its product line, in March 1996, Windmere-Durable acquired the rights to LitterMaid(R) for $2.2 million in cash. This transaction represented Windmere-Durable's entree into the pet care market. The LitterMaid(R) product is the first computerized, infrared-activated, automated, self-cleaning cat litter box. The Company anticipates significant growth for this product, which constituted approximately 2% of the Company's net sales in 1997 on a pro forma basis.

     OTHER PRODUCTS

     Certain of the Company's other products include fans and heaters. Sales of other products by the Company accounted for approximately 8% of the Company's net sales in 1997 on a pro forma basis.

SALES, MARKETING AND DISTRIBUTION

     Historically, Windmere-Durable's products have been sold under various trademarks and registrations, some of which include: Windmere(R), First Class Gourmet(TM), Solid Gold(TM), VIP Pro(TM), Clothes Shaver(TM),

Mirror Go Lightly(TM), Jerdon(TM), First Class(TM), LitterMaid(R), Belson(TM), Comare(TM), and Gold'n Hot(TM). In connection with the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil), and the Caribbean. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company also manufactures and markets products under other owned and licensed brand names and under private-label brand names. The Company will also continue to manufacture components on an OEM basis for other major consumer products companies.

     The Company's products are sold principally by independent sales representatives. The Company utilizes media advertising, cooperative advertising and collateral materials to promote its products. In the U.S., the Company wholesales its line of consumer products nationwide to retailers, including mass merchandisers, department stores, drug chains, catalog stores and discount and variety stores. The Company also markets its consumer and professional salon appliances and a wide variety of brushes and other hair care accessories to beauticians, barbers and stylists through distributors. In addition, certain items, including the Company's hair dryers, curling irons and other personal care appliances, are sold through professional beauty and barber retail store outlets. Finally, through the Company's subsidiary, Jerdon Products, Inc., the Company sells electric and non-electric amenities to the lodging industry and large specialty retailers. A separate sales and marketing organization has been established to sell the Company's LitterMaid(R) product. A staggered distribution strategy is being implemented that begins with an "infomercial" format and moves through other premium channels, and eventually leads to distribution through mass merchandisers.

     The Company intends to utilize the marketing and distribution channels acquired through the HPG Acquisition to expand the global market penetration of all of its products, particularly in Latin America. As a result of the HPG Acquisition, the Company has acquired the leading market share in irons, and a smaller market presence in the blender category, in Argentina, Colombia, Ecuador, Puerto Rico, Venezuela, Chile, Mexico and the Caribbean. In addition to targeting mass merchandisers, wholesalers, warehouse clubs and government institutions in Latin America, the Company intends to pursue alternative channels of distribution in Latin America which it believes will continue to be important sources of sales. On a pro forma basis after giving effect to the HPG Acquisition, the Company's international sales would have been $218.9 million in 1997, as compared to $82.1 million in international sales for Windmere-Durable alone in 1997.

     The Company intends to increase its market share by offering new products, building upon existing offerings of its introductory price point products under various owned and licensed brands and premium products under the Black & Decker(R) brand name and certain other brand names purchased from The Black & Decker Corporation. In pursuing this strategy, the Company will develop and introduce new products at price points where neither it nor the Black & Decker Household Products Group currently competes and will utilize its low-cost manufacturing capabilities to reenter certain markets from which the Black & Decker Household Products Group exited. The Company believes this strategy will be attractive to its customers by offering them a broader spectrum of products from a single source.

CUSTOMERS

     The Company's customers for its products include mass merchandisers, specialty retailers and appliance distributors in North America, Latin America, Europe and the Caribbean. In addition, the Company manufactures products on an OEM basis for other major consumer products companies. On a pro forma basis, after giving effect to the Transactions, Wal-Mart and Kmart would have accounted for approximately 14% and 6%, respectively, of the Company's 1997 net sales, and the top ten customers of the Company would have accounted for approximately 44% of the Company's 1997 net sales.

INTERESTS IN AFFILIATES

     The Company's principal investments are its equity interests in Salton and Newtech.

     SALTON

     In July 1996, Windmere-Durable acquired a 50% equity interest in Salton for approximately $20.0 million. Salton uses the Company and various other independent manufacturers (located primarily overseas) to market a broad range of kitchen and home appliances, personal and beauty care appliances and decorative quartz wall and alarm clocks under a variety of brand names. The kitchen and home appliances currently marketed by Salton include espresso/cappuccino makers, waffle makers, rice cookers, coffee makers, sandwich makers, toasters and bread baking machines. Salton's personal and beauty care appliances include hair dryers, shower radios, shavers, curling irons, makeup mirrors, massagers, manicure systems and facial saunas. The Salton and Maxim brand names are well-established with consumers (introduced in the 1940s and 1970s, respectively) and are targeted at the mid to premium markets, respectively. Salton was Windmere-Durable's largest customer in 1997 and represented $31.0 million of Windmere-Durable's 1997 net sales.

     The Company and Salton entered into the Stock Agreement, dated as of May 6, 1998, pursuant to which the Company granted Salton the right to purchase the Company's 6,535,072 shares of Salton's common stock for $12.0 per share in cash and a six and one-half year, $15.0 million subordinated promissory note bearing interest at 4.0% per annum, the principal amount of which is reduced by 5.0% of the total amount paid by Salton for products purchased from the Company and its affiliates during the term of the note. On June 26, 1998, Salton announced that it has elected to exercise its option to acquire the Company's 50% equity interest in Salton. If Salton fails to close such purchase on or prior to October 30, 1998, the Company has the right to acquire all of the shares of Salton's common stock that it does not currently own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of Company Common Stock.

     NEWTECH

     The Company has an approximately 50% equity interest in Newtech. Newtech, established in 1990, designs, sources, manufactures, and markets high-quality, value-priced brand-name consumer electronic products. Newtech offers a broad line of audio, video and telecommunications products and selected home appliances, including televisions, video cassette players and recorders ("VCRs"), home audio systems, compact disc ("CD") players, cassette players, telephones and portable microwave ovens. By having a portfolio of brand names, Newtech is able to offer retailers proprietary and flexible merchandising programs. Newtech currently sells its products to 15 retailers which operate over 14,000 retail outlets in the United States and Canada, including mass merchandisers such as Kmart and Wal-Mart and other retailers, including Rite-Aid Corporation, Zellers Inc. and Ames Department Stores, Inc. In addition, Newtech sells its products to customers in Mexico, the Caribbean and Central and South America.

     KMART AGREEMENTS

     In January 1997, Salton and Newtech entered into the Kmart Agreements for Kmart to purchase, distribute, market and sell certain products under the White-Westinghouse(R) brand name licensed to Salton and Newtech by WCI. Under the terms of the Kmart Agreements, Salton and Newtech will supply Kmart, either through the Company or through other manufacturers, with a broad range of small electrical appliances, consumer electronics and telephone products under the White-Westinghouse(R) brand name. Kmart will be the exclusive U.S. discount department store to market these White-Westinghouse(R) products. The Kmart Agreements provide Kmart sole distribution rights to the White-Westinghouse(R) brand name for the mass merchandiser market, but does allow distribution through other retail channels under certain conditions. During 1997, Kmart purchased approximately $214.0 million of merchandise from Salton and Newtech pursuant to the Kmart Agreements, which accounted for approximately 22% and 76%, respectively, of their net sales. The Company has entered into an agreement guaranteeing the performance of Salton and Newtech under the Kmart Agreements.

     The Kmart Agreements provide for minimum purchases by Kmart, which increase through their terms, and for the payment of penalties for shortfalls. In the event that aggregate U.S. retail sales in the consumer electronics industry for any specified category decrease by more than 10% in any year from that sold in the prior year, Kmart has the right to reduce the minimum purchase requirements for such category to an amount not less than 80% of the minimum for such period. Kmart further has the right to procure the manufacture of products from other manufacturers under the White-Westinghouse(R) brand name through Salton and Newtech, which procurements count towards its minimum purchase requirements. In such cases, Kmart has the option of paying the purchase price to the third-party manufacturers directly or making such payment to Salton or Newtech, in which case Salton or Newtech pays the third-party manufacturer. In the event that Kmart fails to pay the third-party manufacturer, Salton or Newtech must make payment.

     The initial term of the Kmart Agreements is through June 30, 2004; however, such agreements allow for termination prior to such time for specified reasons, including (i) in the case of Salton, the termination of Newtech's Kmart Agreement, (ii) in the case of Newtech, the termination of Salton's Kmart Agreement, and (iii) without cause after June 30, 2003, by giving advance written notice. Kmart also has the right to terminate the Kmart Agreements on the basis of any claim which Kmart reasonably believes impairs or would impair Kmart's ability to receive the benefits of the Kmart Agreements, whether relating to any or all products. In the Trademark Litigation, CBS seeks, among other things, a preliminary injunction enjoining Salton, Newtech, the Company and WCI from using the White-Westinghouse name in connection with the sale of certain products. Although the Trademark Litigation was pending prior to the execution of the Kmart Agreements, it is possible that the Trademark Litigation may be viewed by Kmart as a claim which Kmart reasonably believes impairs or would impair its ability to receive the benefits of the Kmart Agreements. See "-- Legal Proceedings" and "Risk Factors -- Dependence on Kmart Agreements."

MANUFACTURING, RAW MATERIALS AND IMPORTS

     The Company's products are manufactured primarily at the Company's facilities in the PRC and the United States, and The Black & Decker Corporation's manufacturing facilities in Mexico, which it has contracted to acquire upon the receipt of certain Mexican governmental approval. Prior to the HPG Acquisition, approximately 85-90% of Windmere-Durable's products were manufactured by Durable, its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the PRC, which is approximately 60 miles northwest of central Hong Kong. Durable's facilities include six manufacturing plants located within a six square mile radius, constituting approximately two million square feet of production capability and employing over 12,000 workers. Durable is a vertically integrated manufacturing operation, with the capacity and expertise to handle all phases of product manufacturing, from design to component manufacturing through final assembly. Durable uses computer-aided design and manufacturing software and up-to-date mold-making machinery to shorten the time between product conception and final production. In addition, Durable can produce most components for the Company's electrical appliances. Durable manufactured over 24 million finished goods units and millions of additional components in 1997. With this production flexibility, Durable has become a single source supplier for its OEM and private-label customers. The Company believes that its high volume, vertically integrated manufacturing capabilities provide the Company flexibility and cost advantages.

     By manufacturing the majority of its own parts and testing at several points in the manufacturing process, Durable is better able to ensure consistent quality. Durable's commitment to quality control earned ISO 9002 certification for its facilities.

     Since Durable is a vertically integrated manufacturer, its raw materials primarily consist of metals and plastics such as aluminum, copper, polypropylene and polycarbonate. Since the majority of these materials are commodity based, they are available from at least two and as many as nine or more independent suppliers. The Company is not dependent on any single foreign source for such materials. In addition, the Company typically enters into up to one-year forward supply agreements for certain materials. The recent financial crisis in Asia has resulted in a reduction in overall demand for certain raw materials, causing a decline in the cost of these materials. See "Risk Factors -- Dependence on Foreign Source of Supply."

     The following summarizes the advantages of the Durable facilities:

     VERTICAL INTEGRATION. Due to the lack of continuously dependable suppliers in the PRC in the early 1980s, Durable became and remains today a vertically integrated operation, manufacturing virtually all components from winding its own motors, to chrome-plating, to producing metal components. Durable now manufactures 55,000 components which comprise 3,000 finished goods. A "make versus buy" evaluation is applied to every purchase, and management evaluates the cost effectiveness of labor versus capital. In some instances, when it is cost effective, Durable builds its own manufacturing equipment and instead of using fully-automated machines, Durable workers hand-manufacture some components.

     LOW LABOR COST. The Shenzhen area attracts a steady pool of low-cost labor, creating an ample pool of able-bodied workers. Durable's manufacturing wages include subsidized housing, free medical care and one meal per day.

     EXPERIENCED MANAGEMENT TEAM. Durable's management team is characterized by both depth and experience. Durable's founder remains involved in the Company, and its managing director Raymond So, who is responsible for day-to-day operations, has been with the Company for 11 years. Certain of Durable's heads of production, administration, and quality control have been with the Company for over 20 years. See "Management."

     OPERATING EXPERIENCE IN THE PRC. The Company's operating experience in the PRC for nearly 20 years creates a distinct competitive advantage. Durable has been able to develop important relationships throughout the localities in which it operates. As more companies begin to source manufacturing in Asia in an attempt to maximize the benefit of lower labor and manufacturing costs, the Company has a unique opportunity to capitalize on its experience in the PRC and leverage the incremental business obtained through the Kmart Agreements and other opportunities into sales and earnings growth. See "Risk Factors -- Risk of International Operations."

     TECHNOLOGY. Until very recently, most of Durable's management functions were performed in Hong Kong, but in 1994, Durable was allocated a fiber optic cable which links its Unix-based information system in the PRC to its engineering and administrative staff in Hong Kong. Since that time, Durable has moved the bulk of its management and administrative functions (purchasing, engineering, accounting, etc.) on-site to Shenzhen. This move has resulted in significant cost savings by reducing the number of Hong Kong-based administrative personnel to 190 (down from 700 in 1986). Moreover, the addition of an HPK-260 mainframe and the installation of MINX manufacturing software have further streamlined management functions and have made possible the implementation of a "Just-in-Time" supply delivery system. Durable is also beginning to reap the benefits of a recently installed CAD/CAM system, experiencing a drop in the parts inventory from 80,000 to 55,000 parts.

     QUALITY ASSURANCE. Each factory complex is set up to operate in a relatively autonomous manner, supported by its own machine shop, quality assurance department, and other support functions. Low labor costs allow Durable to conduct extensive quality assurance. Some production lines have up to five interim quality assurance checks.

     Pursuant to the terms of the HPG Acquisition, the Company will acquire the Queretaro property and related assets. However the acquisition of the Queretaro property cannot be completed without review and approval by the MFCC. Pending such review and approval, the Company and The Black & Decker Corporation have entered into the Manufacturing Agreement covering the purchase by the Company of products manufactured at the Queretaro property. There can be no assurance that the MFCC will approve the acquisition of the Queretaro property by the Company.

     During the term of the Manufacturing Agreement, (i) HPG will continue to manufacture at the Queretaro property in a manner consistent with the conduct of business at the Queretaro property immediately prior to the HPG Acquisition,
(ii) the Company will purchase a minimum of 75% of the daily production of Designated Products (as defined in the Manufacturing Agreement) and related parts (the "Minimum Purchase Obligations") manufactured at the Queretaro property and will reimburse HPG for costs and expenses incurred in continuing to own and operate the Queretaro property in accordance with the Manufacturing Agreement, (iii) the Company has a right of first refusal to purchase all production at the Queretaro property in excess of the Minimum Purchase Obligation, and (iv) HPG and the Company have an option for the Company to acquire the Queretaro property on the terms and conditions set forth in the

Manufacturing Agreement. Queretaro currently manufactures products for the garment care and a portion of the food preparation segments of the Black & Decker Household Products Group business.

     The Company has entered into an operating lease with The Black & Decker Corporation for the Black & Decker Household Product Group's Manufacturing and Distribution Facility in Asheboro, North Carolina (the "Asheboro Facility"). Currently, the Asheboro Facility is responsible for manufacturing primarily all of the Company's Toast 'R Oven(TM) output in addition to producing several Power Tools products and Cleaning and Lighting products for The Black & Decker Corporation.

     The Company intends to manufacture component parts as well as certain small household appliances that historically were outsourced by the Black & Decker Household Products Group. In addition, the Company intends to take advantage of its capabilities as a multinational manufacturer to reduce operating costs and increase productivity. The Company estimates that such leveraging of its manufacturing strengths will generate at least $15.0 million in aggregate annual cost savings in 1999 and $40.0 million to $50.0 million in cost savings by the end of the year 2001. See "Risk Factors -- Risks Associated with the Company's Repositioning Program."

SEASONALITY

     The Company's business is highly seasonal, with operating results varying from quarter to quarter. Both Windmere-Durable and the Black & Decker Household Products Group have historically experienced higher revenues in the third and fourth quarters of each fiscal year primarily due to increased demand by customers for such companies' products in the late summer for "back-to-school" sales and in the fall for holiday sales. The Company's major sales occur during August through November. Sales are generally made on 60 to 90 day terms. Heaviest collections on its open accounts receivable are received from November through March, at which time the Company is in its most liquid state. See "Risk Factors -- Seasonality" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RESEARCH AND DEVELOPMENT

     HPG supports research and development through its marketing and research functions. The marketing function researches both demographics and lifestyle trends to identify product concepts related to unmet consumer needs. Product concepts are then expressed in engineering prototypes in the first stage of new product development. The ability to simplify a task that provides an inherent benefit to the consumer is a critical focus of this development process. Research continues as product concepts evolve through interaction with consumer focus groups. The Company seeks to balance the cost-value relationship of the new product with methods previously employed to complete the tests performed by the product. The Company develops and introduces new products and categories targeted towards capitalizing on emerging consumer trends, such as the Spacemaker(R) and LitterMaid(R) products. The Company's research and development efforts have resulted in numerous awards for design and innovation, including the PartyMate(TM) cordless blender and ExpressoMio(TM) microwave espresso maker. The Company generally has products in various stages of development.

COMPETITION

     The sale of small household appliances is characterized by intense competition. Competition is based upon price and quality, as well as innovation in the design of new products and replacement models and in marketing and distribution approaches. The Company competes with domestic and international companies, some of which have substantially greater financial and other resources than those of the Company. The Company believes that its future success will depend upon its ability to develop and produce reliable products which incorporate developments in technology and satisfy consumer tastes with respect to style and design and its ability to market a broad offering of such products in each applicable category at competitive prices. High-end competitors in electric housewares that distribute primarily through department stores include Braun, Rowenta, Kitchen Aid, De Longhi and Cuisinart. Principal competitors in mass merchandise channels include Sunbeam, Rival, Royal, Proctor-Silex, Signature Brands, and Ekco. Within the personal care appliances category, competitors include Conair, Helen of Troy and Remington. See "Risk Factors -- Competition."

INTELLECTUAL PROPERTY

     Although Windmere-Durable's business historically was not materially dependent upon patents and patent protection, as a result of the HPG Acquisition, the Company now manufactures products with features for which the Company has filed or obtained licenses for patents and design registrations in the United States and in several foreign countries. The Company also relies on unpatented proprietary technology. In connection with the HPG Acquisition, the Company licensed the Black & Decker(R) brand for use in marketing HPG products in North America, Central America, South America (excluding Brazil), and the Caribbean under a licensing arrangement. In addition, the Company purchased important subbrands, including Toast 'R Oven(TM), ProFinish(R), Quick 'N Easy(R), Spacemaker(R), and KT Kitchentools(TM). The Company believes that its rights to these names is a significant part of the Company's business and that its ability to create demand for its products is dependent to a large extent on its ability to exploit these trademarks. See "Risk Factors -- Dependence on Trademarks," "-- Patents and Protection of Proprietary Technology" and
"-- Trademark Litigation."

GOVERNMENT REGULATION

     In the United States, Latin America, Canada and Europe, most federal, state, provincial and local authorities require Underwriters Laboratory, Inc. or other safety regulation certification prior to marketing electrical appliances in those jurisdictions for the jurisdictions in which such products are marketed. All of the non-professional salon appliances currently marketed by the Company have such certifications. The Company endeavors to have most of its products designed to meet those requirements and to be so certified. Certain of the products sold by the Company in the United States are also subject to the cosmetic purity and labeling provisions of the Fair Packaging and Labeling Act. The Company believes that in addition to complying with the Fair Packaging and Labeling Act, it complies with the applicable rules and regulations of the Federal Trade Commission and other federal and state agencies with respect to, among other things, the content of advertising and other trade practices. However, a determination that the Company is not in compliance with such rules and regulations could result in the imposition of fines or an award of damages to private litigants. See "Risk Factors -- Government Regulation."

ENVIRONMENTAL REGULATION

     The Company's business operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations. No assurance can be given that future changes either in such laws, regulations or interpretations thereof or in the nature of the Company's operations will not require the Company to make significant additional capital expenditures in order to effect compliance. See "Risk Factors -- Environmental Matters."

EMPLOYEES

     As of March 31, 1998, on a pro forma basis after giving effect to the HPG Acquisition, the Company had approximately 16,000 full-time employees. From time to time, the Company also utilizes the services of seasonal employees. In connection with the HPG Acquisition, the Company assumed the obligations of Black & Decker, S.A. de C.V. under a collective bargaining agreement with the Sindicato Unico de Trabajadores Black & Decker del Estado de Queretaro, C.T.M. (Single Workers Union of Black & Decker of the State of Queretaro, C.T.M.) (the "Union") covering approximately 1,650 employees employed at the Company's manufacturing plant in Queretaro, Mexico (the "Queretaro Collective Bargaining Agreement"). The Queretaro Collective Bargaining Agreement is subject to renegotiation with respect to salaries in February 1999, and with respect to wages and benefits in February 2000. To date, the Union has not engaged in strikes or work stoppages against the Company. The Company believes that its relationships with both Union and non-union employees are good.

PROPERTIES

     The following table sets forth the principal operating facilities of the Company.

                                                                                      APPROX.     OWNED/
LOCATION                                              PRINCIPAL USE                 SQUARE FEET   LEASED
--------                                              -------------                 -----------   ------
Miami Lakes, Florida                   Headquarters, general administration and         40,000    Owned
                                         sales office
Downington, Pennsylvania               General administration and sales office           2,500    Leased
Richardson, Texas                      General administration and sales office           3,500    Leased
San Francisco, California              General administration and sales office           4,500    Leased
Toronto, Canada                        General administration and sales office           3,000    Leased
Shelton, Connecticut                   HPG headquarters, general administration,       170,000    Leased
                                         laboratories and sales office
Asheboro, North Carolina               Manufacturing and distribution                  325,000    Leased
Shenzhen, China                        Manufacturing, distribution, warehouse, and   2,000,000    Leased
                                         office
Overland Park, Kansas                  General administration and sales office           3,000    Leased
Opa Locka, Florida                     Warehouse                                        25,000    Leased
Little Rock, Arkansas                  Warehouse and distribution                      560,000    Leased
Miami, Florida                         Warehouse                                        35,000    Leased
Miami Lakes, Florida                   Warehouse and distribution                      100,000    Owned
Hong Kong, China                       Durable headquarters and general                 40,000    Leased
                                         administration

     Pursuant to the terms of the HPG Acquisition, the Company will acquire the Queretaro property, a 270,000 square foot facility, and related assets. HPG utilizes the Queretaro facility principally for manufacturing, distributing, warehousing and office space. However the acquisition of the Queretaro Property cannot be completed without review and approval by the MFCC. Pending such review and approval, the Company and The Black & Decker Corporation have entered into the Manufacturing Agreement covering the purchase by the Company of products manufactured at the Queretaro property. See "-- Manufacturing, Raw Materials and Imports" and "Risk Factors -- Certain Risks Associated with the Acquisition of the Queretaro Property."

     Pursuant to an interim service agreement with The Black & Decker Corporation, the Company presently warehouses a significant portion of its inventory at a facility in Fort Mill, South Carolina. The Company also utilizes the services of public warehouses located in Reno, Nevada and Memphis, Tennessee pursuant to short-term contracts. The Company intends to substantially consolidate the warehousing of its products into its Little Rock, Arkansas facility in the near future.

     The Company believes its current facilities are adequate to meet its needs in the foreseeable future. If necessary, the Company may, from time to time, acquire or lease additional facilities in the future for warehousing and/or other activities.

LEGAL PROCEEDINGS

     In November 1996, WCI filed suit for injunctive relief and damages against CBS in the United States District Court for the Northern District of Ohio alleging that CBS's grant of licenses to the Westinghouse(TM) name for use on lighting products, fans and electrical accessories for use in the home violates WCI's rights to the Westinghouse(TM) name and constitutes a breach of the agreements under which CBS's predecessor sold WCI its appliance business and certain trademark rights in 1975. In response to that suit, CBS filed a related action in December 1996 in the United States District Court for the Western District of Pennsylvania, naming WCI, Windmere-Durable, Salton, Newtech and certain other parties as defendants. The two actions have now been consolidated in the Pennsylvania court. CBS seeks an injunction prohibiting Salton, Newtech and WCI from using the White-Westinghouse(R) name on products not specifically enumerated in the transaction documents, and unspecified damages and attorneys' fees. An adverse decision in the Trademark Litigation could result in Salton and Newtech being limited in further use of the White-Westinghouse(R) name and in termination or significant modification of the Kmart Agreements, any of which would have a material adverse effect on the Company's business, financial condition and results of operations.

     The legal costs that may be incurred in defending against this action could be substantial; however, pursuant to an indemnification agreement dated January 23, 1997 by and among WCI, Kmart and Windmere-Durable, WCI is defending and indemnifying Kmart and the Company for all costs and expenses for claims, damages and losses, including the costs of litigation. In addition, the litigation could be protracted and result in diversion of management and other resources of the Company. There can be no assurance that WCI will prevail in its lawsuit, or that WCI, the Company and their co-defendants will prevail in their opposition to CBS's lawsuit. In the event that a favorable outcome for the Company is not obtained, the Company intends to vigorously pursue its right to indemnification under the indemnification agreement described above, although there can be no assurance that the parties to the indemnification agreement will agree on the scope of the indemnity.

     Related proceedings have also been commenced before the Trademark Board of the United States Patent and Trademark Office in opposition to WCI's and CBS's efforts to register certain uses of the Westinghouse(TM) and White-Westinghouse(R) names. Such proceedings have been stayed pending resolution of the Trademark Litigation in the Pennsylvania court. Even if the Trademark Litigation is resolved in the Company's favor, it is possible that these proceedings before the Trademark Board will continue and could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Risk Factors -- Trademark Litigation."

     The Company is also subject to other legal proceedings, product liability and other claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material adverse effect on the business, financial condition or results of operations of the Company. However, the outcome of litigation or other legal claims is difficult to predict; significant changes in the estimated exposures could occur.

                                   MANAGEMENT

     The names and ages of certain of the executive officers and directors of the Company, and their positions with the Company and/or its operating subsidiaries, are as follows:

NAME                                AGE                        POSITION
----                                ---                        --------
David M. Friedson.................  42     Chairman of the Board, President and Chief
                                           Executive Officer of the Company
Michael P. Hoopis.................  46     President and Chief Executive Officer of
                                           Household Products, Inc.
Harry D. Schulman.................  46     President and Chief Operating Officer of Windmere
                                             Corp. and Chief Financial Officer of the
                                             Company
Raymond So........................  48     Managing Director of Durable and Director of the
                                             Company
William S. Endres.................  49     Senior Vice President -- Sales & Marketing of
                                             Windmere Corp.
Michael J. Michienzi..............  42     Vice President -- Sales & Marketing of Household
                                             Products, Inc.
Terry L. Polistina................  35     Senior Vice President -- Finance and
                                           Administration of Windmere Corp. and Director of
                                             Durable
Thomas A. Dollard.................  54     Vice President -- Finance and Chief Financial
                                           Officer of Household Products, Inc.
Robert L. Merrick.................  44     Senior Vice President and Chief Information
                                           Officer of Windmere Corp.
Richard J. Gagliano...............  39     Vice President -- Engineering & Manufacturing of
                                             Household Products, Inc.
Desmond Lai.......................  33     Director of the Company and Director of Durable
Lai Kin...........................  67     Director of the Company and Chairman of Durable
Barbara Friedson Garrett..........  45     Director of the Company
Arnold Thaler.....................  59     Director of the Company and Director of Durable
Burton A. Honig...................  60     Vice President -- Finance of Windmere Corp.
Cindy R. Solovei..................  35     Treasurer of the Company

---------------

     David M. Friedson has served as Chairman of the Board of the Company since April 1996, Chief Executive Officer of the Company since January 1987 and as President of the Company since January 1985. Mr. Friedson has served as a director of the Company since 1982. From June 1976 to January 1985, Mr. Friedson held various other management positions with the Company.

     Michael P. Hoopis has served as President and Chief Executive Officer of Household Products, Inc., a subsidiary of the Company ("HPI"), since the acquisition of the Black & Decker Household Products Group on June 26, 1998. Prior to joining HPI, Mr. Hoopis held various executive positions with The Black & Decker Corporation from 1989 to June 1998.

     Harry D. Schulman has served as President and Chief Operating Officer of Windmere Corp. since June 1998, and as Chief Financial Officer of the Company since March 1990. Mr. Schulman served as Senior Vice President of the Company from February 1996 to June 1998, and as Executive Vice President -- Finance and Administration of Windmere Corp. from February 1993 to June 1998. From March 1990 to January 1993, Mr. Schulman served as Senior Vice President -- Finance and Administration of the Company, and from January 1989 to March 1990, he served as Vice President -- Financial Analysis and Administration of the Company.

     Raymond So has served as Managing Director of Durable since February 1996 and as a Director of the Company since May 1995. Mr. So served as Senior Vice President of the Company from February 1996 to June 1998. Prior thereto and beginning in 1986, Mr. So held various senior executive management positions with Durable.

     William S. Endres joined Windmere Corp. in January 1998 and has served as Senior Vice President -- Sales & Marketing of Windmere Corp. since June 1998. From March 1976 to November 1997, Mr. Endres held various positions with The Rival Company, most recently, as its Senior Vice President -- Sales and Marketing and a member of its Board of Directors.

     Michael J. Michienzi has served as Vice President -- Sales & Marketing of HPI since June 1998. From 1996 to June 1998, Mr. Michienzi served as HPG's Vice President of North American Sales, Marketing, and Customer Service. Mr. Michienzi joined The Black & Decker Corporation in 1987 as director of sales for national accounts and new products for the Black & Decker Household Products Group. He then went on to become the vice president of sales for the US Power Tools division. Mr. Michienzi began his career at Phillip Morris in 1978 where he held various sales positions until 1986.

     Terry L. Polistina has served as Senior Vice President -- Finance and Administration of Windmere Corp. and as a Director of Durable since June 1998. Mr. Polistina served as Controller of the Company from December 1995 to June 1998, as Assistant Controller from April 1992 to December 1995, and as Manager of Financial Planning from 1989 to April 1992.

     Thomas A. Dollard has served as Vice President -- Finance and Chief Financial Officer of HPI since June 1998. From 1990 to June 1998, Mr. Dollard served as HPG's Vice President of Finance. Mr. Dollard began his career with General Electric, working in various Financial, General Management and Senior Financial Management positions at GE Appliance, GE Corporate (Auditor), GE Medical and finally Vice President -- Finance for Supply, the position he held prior to joining The Black & Decker Corporation.

     Robert L. Merrick has served as Senior Vice President and Chief Information Officer of Windmere Corp. since June 1998. Mr. Merrick served as Vice President of Management Information Systems from January 1994 to June 1998. From September 1988 to January 1994, Mr. Merrick served as Director of Management Information Systems. From January 1981 to September 1998, he served as Manager of Data Processing.

     Richard J. Gagliano has served as Vice President -- Engineering & Manufacturing of HPI since June 1998. From 1997 to June 1998, Mr. Gagliano served as Vice President, Operations and Engineering of HPG. From 1995 to 1997, he served as Vice President of Operations of the Price Pfister Group of The Black & Decker Corporation, and from 1994 to 1995, as Director of Manufacturing. Prior to that time, Mr. Gagliano served in various positions with Eaton Corporation for 14 years.

     Desmond Lai has been a Director of the Company since February 1996 and a Director of Durable since March 1993. Mr. Lai has held various senior management positions with Durable for more than the last five years.

     Lai Kin has been a Director of the Company since 1989 and Chairman of Durable since May 1995. From 1973 to 1995, Mr. Lai was Managing Director of Durable. In addition, Mr. Lai has been Managing Director of Ourimbah Investment, Limited, a holding and investment company, since 1989.

     Barbara Friedson Garrett has served as a Director of the Company since 1984. Ms. Garrett served as Senior Vice President of the Company from February 1996 to June 1998, and as Executive Vice President -- Sales and Marketing of Windmere Corp. from December 1988 to June 1998. Prior to that time, Ms. Garrett held various other management positions with the Company.

     Arnold Thaler has served as a Director of the Company and a Director of Durable since February 1996. Mr. Thaler served as Senior Vice President of the Company from February 1996 to June 1998. Mr. Thaler also served as Executive Vice President -- Product Development, Engineering and Manufacturing of the Company from December 1988 to February 1996. Prior thereto, Mr. Thaler held various other management positions with the Company.

     Burton A. Honig has served as Vice President -- Finance of Windmere Corp. since December 1982. Mr. Honig also served as Treasurer of Windmere Corp. from March 1987 to March 1992 and from August 1981 to December 1982. Mr. Honig is a Certified Public Accountant.

     Cindy R. Solovei has served as Treasurer of the Company since June 1998. Ms. Solovei served as Assistant Vice President -- Finance of the Company from April 1996 to June 1998. Prior to that, Ms. Solovei served as the Assistant Corporate Controller for Telemundo, Inc. and as a Senior Manager with Deloitte & Touche in the audit group.

     The Board of Directors of the Company is divided into three classes, with staggered three-year terms, and one class of directors is elected annually at the annual meeting of shareholders. The Company's executive officers are appointed by, and serve at the pleasure of, the Board of Directors, subject to the terms of any employment agreements.

     No family relationship exists among the executive officers or directors of the Company, except that David M. Friedson and Barbara Friedson Garrett are the son and daughter, respectively, of Belvin Friedson, the Chairman Emeritus of the Board, and Desmond Lai is the son of Lai Kin.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR CREDIT FACILITIES

     To facilitate the HPG Acquisition, an affiliate of the Underwriter provided the Company with $345.0 million in Senior Credit Facilities, consisting of a $160.0 million Senior Secured Revolving Credit Facility, a $90.0 million Tranche A Term Loan, a $75.0 million Tranche B Term Loan and a $20.0 million Tranche C Term Loan. The Company paid the purchase price of the HPG Acquisition, in part, with borrowings of $185.0 million under the Term Loans and $7.0 million under the Senior Secured Revolving Credit Facility. The Company intends to repay all of the outstanding indebtedness under the Tranche C Term Loan and a portion of the indebtedness under the Senior Secured Revolving Credit Facility with the proceeds from the Offerings. Approximately $167.2 million in principal amount under the Senior Credit Facilities will remain outstanding after completion of the Offerings, and approximately $157.8 million will be available for borrowing under the Senior Secured Revolving Credit Facility under certain circumstances. See "Use of Proceeds."

     The Senior Secured Revolving Credit Facility includes (a) a $20 million sublimit for the issuance of letters of credit and (b) a $10 million sublimit for swing line loans (the "Swing Line Loans"). All amounts outstanding under the Senior Secured Revolving Credit Facility shall be payable on June 26, 2003. The Tranche A Term Loan will be payable in quarterly installments, ranging from $2.5 million for the quarter ended March 31, 1999 to $6.25 million for the quarter ended March 31, 2003, and all remaining amounts owing due the following quarter. The Tranche B Term Loan will be payable in annual installments of $750,000, with all remaining amounts owing thereunder due June 26, 2004. The Tranche C Term Loan will be payable in annual installments of $200,000, with all remaining amounts owing thereunder due June 26, 2004.

     Interest will accrue on the loans made under the Senior Secured Revolving Credit Facility (other than Swing Line Loans) at either LIBOR (adjusted for any reserves) or the base rate, which is the higher of NationsBank, N.A.'s prime rate and the federal funds rate plus 0.50% (the "Base Rate"), at the Company's option. Interest will accrue on the Senior Secured Revolving Credit Facility and the Tranche A Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 2.50%, or the Base Rate, plus a specified margin of 1.50%, at the Company's option. Interest will accrue on the Tranche B Term Loan and the Tranche C Term Loan at either LIBOR (adjusted for any reserves) plus a specified margin which will be determined by the leverage ratio of the Company and its subsidiaries that initially will be set at 3.00%, or the Base Rate plus a specified margin of 2.00%, at the Company's option. Swing Line Loans will bear interest at the Base Rate. The post-default rate on outstanding loans is 2.00% above the otherwise applicable rate of interest.

     The aggregate amount outstanding under the Senior Credit Facilities will be prepaid by amounts equal to the net proceeds, or a specified portion thereof, from certain indebtedness and equity issuances and specified asset sales by the Company and its subsidiaries, and by a specified percentage of cash flow in excess of certain expenditures, costs and payments. The Company may at its option reduce the amount available under the Senior Credit Facilities to the extent such amounts are unused or prepaid in certain minimum amounts.

     The Company pays certain annual administration fees to NationsBank, N.A. for its own account as well as a commitment fee and certain fees relating to letters of credit to NationsBank, N.A. for its own account and the account of the other lenders under the Senior Credit Facilities.

     The Senior Credit Facilities are secured by a security interest in substantially all of the real and personal property, tangible and intangible, of the Company and its domestic subsidiaries, as well as a pledge of all of the stock of such domestic subsidiaries, a pledge of not less than 65% of the voting stock of each direct foreign subsidiary of the Company and each direct foreign subsidiary of each domestic subsidiary of the Company, and a pledge of all of the capital stock of any subsidiary of a subsidiary of the Company that is a borrower under the Senior Credit Facilities. The Senior Credit Facilities will be guaranteed by all of the current and future domestic subsidiaries of the Company.

     The Senior Credit Facilities contain a number of significant covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, prepay other indebtedness, pay dividends, repurchase or redeem capital stock, enter into certain investments or create new subsidiaries, enter into sale and lease-back transactions, make certain acquisitions, engage in mergers or consolidations, create liens, or engage in certain transactions with affiliates, and that will otherwise restrict corporate and business activities. In addition, under the Senior Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum net worth test, a fixed charge coverage ratio, an interest coverage ratio, a leverage ratio and a minimum EBITDA requirement.

SENIOR SUBORDINATED LOANS

     The Company paid a portion of the purchase price of the HPG Acquisition with borrowings of $185.0 million under the Senior Subordinated Loans provided to the Company by an affiliate of the Underwriter. The Senior Subordinated Loans mature in 2008 and bear interest at an increasing rate equal to (i) the one-month London interbank offered rate, adjusted for reserves ("LIBOR Option") plus (ii) the "Applicable Margin," which shall initially be 550 basis points per annum, increasing by an additional 100 basis points per annum after the first 180-day period following the funding date, then increasing by 50 basis points per annum on each 90-day period thereafter for as long as the Senior Subordinated Loans are outstanding. The Company intends to use a portion of the proceeds from the Offerings to repay all outstanding indebtedness under the Senior Subordinated Loans. See "Use of Proceeds" and "Underwriting."

                              DESCRIPTION OF NOTES

GENERAL

     The following description of the particular terms of the Notes (referred to in the accompanying Prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith, replaces the descriptions of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus.

     The Notes will be issued pursuant to an Indenture (the "Indenture") among the Company, the Guarantors and State Street Bank and Trust Company, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Notes are subject to all such terms, and Holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is a part and is available as set forth in the Prospectus under the caption " -- Available Information." The definitions of certain terms used in the following summary are set forth below under the caption "-- Certain Definitions." For purposes of this "Description of Notes," the term "Company" refers only to Windmere-Durable Holdings, Inc. and not to any of its Subsidiaries.

     The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all current and future Senior Debt. As of March 31, 1998, on a pro forma basis giving effect to the Transactions, the Company would have had approximately $167.2 million of Senior Debt outstanding. The Indenture will permit the incurrence of additional Senior Debt in the future.

     The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. All of the Company's current and future Domestic Subsidiaries will be Guarantors of the Notes. However, the Company's Foreign Subsidiaries will not be Guarantors. Any right of the Company to receive assets of any of its Foreign Subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary held by such creditors and any indebtedness of such Subsidiary senior to that held by the Company. See "Risk Factors -- Holding Company Structure" and "-- Limitations on Subsidiary Guarantees."

PRINCIPAL, MATURITY AND INTEREST

     Notes in an aggregate principal amount equal to $150.0 million will be
issued in the Notes Offering and will mature on             , 2008. Interest on
the Notes will accrue at the rate of      % per annum and will be payable
semi-annually in arrears on                and                , commencing on
            , 1998, to Holders of record on the immediately preceding
               and                . Notes having identical terms and conditions
to the Notes offered hereby (the "Additional Notes") may be issued from time to time after the Offering, subject to the provisions of the Indenture described below under the caption "-- Certain Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock." The Notes offered hereby and any Additional Notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of this "Description of Notes," references to the Notes do not include Additional Notes. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day \year comprised of twelve 30-day months. Principal of and premium and interest, if any, on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New

York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that all payments of principal, premium and interest with respect to Notes the Holders of which have given wire transfer instructions to the Company will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBORDINATION

     The payment of principal of and premium and interest, if any, on the Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) before the Holders of Notes will be entitled to receive any payment with respect to the Notes, and until all Obligations with respect to Senior Debt are paid in full, any distribution to which the Holders of Notes would be entitled shall be made to the holders of Senior Debt (except that Holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under the caption "-- Legal Defeasance and Covenant Defeasance").

     The Company also may not make any payment upon or in respect of the Notes (except in Permitted Junior Securities or from the trust described under the caption "-- Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or (ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Notes may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium and interest, if any, on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

     The Indenture will further require that the Company promptly notify holders of Senior Debt if payment of the Notes is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Notes may recover less ratably than creditors of the Company who are holders of Senior Debt.

SUBSIDIARY GUARANTEES

     The Company's payment obligations under the Notes will be jointly and severally guaranteed (the "Subsidiary Guarantees") by each of the Company's current and future Domestic Subsidiaries (collectively, the "Guarantors"). The Subsidiary Guarantee of each Guarantor will be subordinated to the prior payment in full of all Senior Debt of such Guarantor and the amounts for which the Guarantors will be liable under the guarantees issued from time to time with respect to Senior Debt. As of March 31, 1998, on a pro forma basis giving effect to the Transactions, the Guarantors would have had no Senior Debt outstanding. The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See "Risk
Factors -- Fraudulent Conveyance."

     The Indenture will provide that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

     The Indenture will provide that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. See "-- Repurchase at the Option of Holders -- Asset Sales."

OPTIONAL REDEMPTION

     The Notes will not be redeemable at the Company's option prior to
            , 2003. Thereafter, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the
twelve-month period beginning on                of the years indicated below:

YEAR                                                PERCENTAGE
----                                                ----------
2003..............................................          %
2004..............................................          %
2005..............................................          %
2006 and thereafter...............................    100.00%

     Notwithstanding the foregoing, at any time on or before             , 2001,
the Company may redeem up to 35% of the aggregate principal amount of Notes
originally issued under the Indenture at a redemption price of      % of the
principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, with the net cash proceeds of an offering of common stock of the Company; provided that at least 65% of the aggregate principal amount of Notes originally issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company or any of its Subsidiaries); and provided, further, that such redemption shall occur within 45 days after the date of the closing of such offering.

SELECTION AND NOTICE

     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or, if the Notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the "Change of Control Offer") at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon to the date of purchase (the "Change of Control Payment"). Within ten days following a Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the date specified in such notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the "Change of Control Payment Date"), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control.

     On the Change of Control Payment Date, the Company will, to the extent lawful, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions thereof being purchased by the Company. The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Indenture will provide that, prior to complying with the provisions of this covenant, but in any event within 90 days following a Change of Control, the Company will either repay all outstanding Senior Debt or obtain the requisite consents, if any, under all agreements governing outstanding Senior Debt to permit the repurchase of Notes required by this covenant. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Senior Credit Facility provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute as default under the Senior Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See
"-- Subordination."

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

  Asset Sales

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by a resolution of the Board of Directors set forth in an Officers' Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 85% of the consideration therefor received by the Company or such Subsidiary is in the form of cash; provided that the amount of (a) any liabilities (as shown on the Company's or such Subsidiary's most recent balance sheet), of the Company or any Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Subsidiary from further liability and (b) any securities, notes or other obligations received by the Company or any such Subsidiary from such transferee that are contemporaneously (subject to ordinary settlement periods) converted by the Company or such Subsidiary into cash (to the extent of the cash received) shall be deemed to be cash for purposes of this provision.

     Within 180 days after the receipt of any Net Proceeds from an Asset Sale, the Company may apply such Net Proceeds, at its option, (a) to repay Indebtedness of the Company under a Credit Facility or (b) to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business, (c) to make a capital expenditure or (d) to acquire other long-term assets that are used or useful in a Permitted Business. Pending the final application of any such Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $5.0 million, the Company will be required to make an offer to all Holders of Notes and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets (an "Asset Sale Offer") to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture and such other pari passu Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of Notes and such other pari passu Indebtedness tendered into such Asset Sale Offer surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of an Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     The Senior Credit Facility currently prohibits certain Asset Sale repurchases. Any future credit agreements or other agreements relating to Senior Debt to which the Company becomes a party may contain similar restrictions and provisions. In the event an Asset Sale occurs at a time when the Company is prohibited from making an Asset Sale Offer, the Company could seek the consent of its lenders to make such an Asset Sale Offer or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from making such Asset Sale Offer. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute as default under the Senior Credit Facility. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the Holders of Notes. See "-- Subordination."

CERTAIN COVENANTS

  Restricted Payments

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company or any of its Subsidiaries) or to the direct or indirect holders of the Company's or any of its Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions (a) payable in Equity Interests (other than Disqualified Stock) of the Company or (b) to the Company or a Wholly Owned Subsidiary of the Company); (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Company) any Equity Interests of the Company or any direct or indirect parent of the Company or other Affiliate of the Company (other than any such Equity Interests owned by the Company or any Wholly Owned Subsidiary of the Company); (iii) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any of its Subsidiaries that is pari passu with or subordinated to the Notes (other than the Notes) or any Subsidiary Guarantee thereof, except a payment of interest or principal at Stated Maturity; or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted
Payment:

          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Subsidiaries after the date of the Indenture (excluding Restricted Payments permitted by clauses (ii), (iii) and (iv) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the Indenture to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds received by the Company since the date of the Indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or Disqualified Stock or debt securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company), plus (iii) to the extent that any Restricted Investment that was made after the date of the Indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment, plus (iv) $5.0 million.

     The foregoing provisions will not prohibit (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture; (ii) the redemption, repurchase, retirement, defeasance or other acquisition of any pari passu or subordinated Indebtedness of the Company or any Guarantor or Equity Interests of the Company in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, other Equity Interests of the Company (other than any Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (c) (ii) of the preceding paragraph; (iii) the defeasance, redemption, repurchase or other acquisition of pari passu or subordinated Indebtedness of the Company or any Guarantor with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness; (iv) the payment of any dividend by a Subsidiary of the Company to the holders of its common Equity Interests on a pro rata basis; and (v) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Subsidiary of the Company held by any member of the Company's (or any of its Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $500,000 in any twelve-month period and no Default or Event of Default shall have occurred and be continuing immediately after such transaction.

     The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any asset or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $1.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant "Restricted Payments" were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt) and that the Company will not issue any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or preferred stock is issued would have been at least
2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

     The provisions of the first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (i) the incurrence by the Company and or any of the Foreign Subsidiaries of Indebtedness of the Company and the Foreign Subsidiaries (including letters of credit, with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) under Credit Facilities and the Guarantee thereof by the Guarantors; provided that the aggregate principal amount of all Indebtedness of the Company and the Foreign Subsidiaries (including letters of credit) outstanding under Credit Facilities after giving effect to such incurrence does not exceed an amount equal to $375.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied to permanently repay any Indebtedness under a Credit Facility pursuant to the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales;"

          (ii) the incurrence by the Company and its Subsidiaries of the Existing Indebtedness;

          (iii) the incurrence by the Company of Indebtedness represented by the Notes (other than any Additional Notes) and the incurrence by the Guarantors of Indebtedness represented by the Subsidiary Guarantees;

          (iv) the incurrence by the Company or any of its Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of the Company or such Subsidiary, in an aggregate principal amount not to exceed $10.0 million at any time outstanding, including any Permitted Refinancing Indebtedness incurred pursuant to clause (v) below to refund, refinance or replace any Indebtedness incurred pursuant to this clause (iv);

          (v) the incurrence by the Company or any of its Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the Indenture to be incurred by the first paragraph of this covenant, or by clauses (ii), (iii) or (iv) of this covenant;

          (vi) the incurrence by the Company or any of its Subsidiaries of intercompany Indebtedness between or among the Company and any of its Wholly Owned Subsidiaries; provided, however, that (a) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes and (b)(1) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Subsidiary thereof and (2) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Wholly Owned Subsidiary thereof shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be, that was not permitted by this clause (vi);

          (vii) the incurrence by the Company of Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of this Indenture to be outstanding or for purposes of hedging foreign exchange risk in the ordinary course of business;

          (viii) the guarantee by the Company or any of the Guarantors of Indebtedness of the Company or a Subsidiary of the Company that was permitted to be incurred by another provision of this covenant; and

          (ix) the incurrence by the Company or any of its Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding not to exceed $20.0 million.

     For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (i) through (ix) above or is entitled to be incurred pursuant to the first paragraph of this covenant, in each case as of the date of incurrence thereof, the Company shall, in its sole discretion, classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant. Accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued.

  Anti-Layering

     The Indenture will provide that (i) the Company will not directly or indirectly incur any Indebtedness that is subordinate or junior in right of payment to any Senior Debt and senior in any respect in right of payment to the Notes and (ii) no Guarantor will incur any Indebtedness that is subordinate or junior in right of payment to any Indebtedness of such Guarantor and senior in any respect in right of payment to such Guarantor's Subsidiary Guarantee.

  Liens

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Subsidiaries

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Subsidiary to (i)(a) pay dividends or make any other distributions to the Company or any of its Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (b) pay any indebtedness owed to the Company or any of its Subsidiaries, (ii) make loans or advances to the Company or any of its Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Subsidiaries. However, the foregoing restrictions will not apply to encumbrances or restrictions existing under or by reason of (a) Existing Indebtedness as in effect on the date of the Indenture, (b) the Senior Credit Facility as in effect as of the date of the Indenture, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the Senior Credit Facility as in effect on the date of the Indenture, (c) the Notes and the Subsidiary Guarantees, (d) applicable law, (e) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred, (f) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (g) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so acquired, (h) any agreement for the sale or other disposition of a Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition, (i) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced, (j) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "-- Liens" that limits the right of the debtor to dispose of the assets securing such Indebtedness, (k) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business and (l) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Merger, Consolidation, or Sale of Assets

     The Indenture will provide that the Company may not, directly or indirectly, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a Wholly Owned Subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made (a) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and (b) will, immediately after such transaction after giving pro forma effect thereto and any related financing transaction as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "-- Incurrence of Indebtedness and Issuance of Preferred Stock." The Indenture will also provide that the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The provisions of this covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Wholly Owned Subsidiaries.

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or such Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing. Notwithstanding the foregoing, the following items shall not be deemed to be Affiliate Transactions: (i) any employment agreement entered into by the Company or any of its Subsidiaries in the ordinary course of business and consistent with the past practice of the Company or such Subsidiary, (ii) transactions between or among the Company and/or its Subsidiaries, (iii) payment of reasonable directors fees to Persons who are not otherwise Affiliates of the Company, (iv) any sale or other issuance of Equity Interests (other than Disqualified Stock) of the Company and (v) Restricted Payments that are permitted by the provisions of the Indenture described above under the caption "-- Restricted Payments."

  Limitation on Issuances and Sales of Equity Interests in Wholly Owned Subsidiaries

     The Indenture will provide that the Company (i) will not, and will not permit any Subsidiary of the Company to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Subsidiary of the Company to any Person (other than the Company or a Wholly Owned Subsidiary of the Company), unless (a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Subsidiary and
(b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "-- Repurchase at the Option of Holders#Asset Sales," and (ii) will not permit any Wholly Owned
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Subsidiary of the Company to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Company or a Wholly Owned Subsidiary of the Company.

  Payments for Consent

     The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

     The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any Notes are outstanding, the Company will furnish to the Holders of Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the Commission's rules and regulations. In addition, whether or not required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability within the time periods specified in the Commission's rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

  Additional Subsidiary Guarantees

     The Indenture will provide that if the Company or any of the Guarantors shall acquire or create another Domestic Subsidiary after the date of the Indenture, or if any Subsidiary of the Company becomes a Domestic Subsidiary, then such newly acquired or created Domestic Subsidiary shall become a Guarantor and execute a Supplemental Indenture and deliver an opinion of counsel, in accordance with the terms of the Indenture.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (iii) failure by the Company or any of its Subsidiaries to comply with the provisions described under the captions "-- Repurchase at the Option of Holders -- Change of Control," "-- Certain Covenants -- Asset Sales," "-- Certain Covenants -- Restricted Payments," "-- Certain
Covenants -- Incurrence of Indebtedness and Issuance of Preferred Stock" and
"-- Certain Covenants -- Merger, Consolidation of Sale of Assets;" (iv) failure by the Company or any of its Subsidiaries for 60 days after notice by the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness
                                      S-77
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under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; provided that a default under the Salton Note shall not be an Event of Default under this clause (v) if such default is cured or waived within 90 days of occurrence thereof; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any of its Subsidiaries that would constitute a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to
            , 2003 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the
prohibition on redemption of the Notes prior to             , 2003 then the
premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.

     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

     No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Subsidiary Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and to have each Guarantor's obligations discharged with respect to its Subsidiary Guarantee ("Legal Defeasance") except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, and premium and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption "-- Events of Default and Remedies" will no longer constitute an Event of Default with respect to the Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, and premium and interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and (viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

TRANSFER AND EXCHANGE

     A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also,

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

the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture, the Notes or the Subsidiary Guarantees may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture, the Notes or the Subsidiary Guarantees may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption
"-- Repurchase at the Option of Holders"), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium or interest, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of or premium or interest, if any, on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption "-- Repurchase at the Option of Holders"), (viii) release any Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture, except in accordance with the terms of the Indenture or (ix) make any change in the foregoing amendment and waiver provisions. In addition, any amendment to the provisions of Article 10 of the Indenture (which relate to subordination) will require the consent of the Holders of at least 75% in aggregate principal amount of the Notes then outstanding if such amendment would adversely affect the rights of Holders of Notes.

     Notwithstanding the foregoing, without the consent of any Holder of Notes, the Company, the Guarantors (with respect to a Subsidiary Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, the Notes or any Subsidiary Guarantee to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's or any Guarantor's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets, to provide for the issuance of Additional Notes in accordance with the provisions set forth in the Indenture on the date thereof, to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

     The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

BOOK-ENTRY, DELIVERY AND FORM

     Except as set forth in the next paragraph, the Notes to be resold as set forth herein will initially be issued in the form of one or more Global Notes (the "Global Notes"). The Global Notes will be deposited on the date of the closing of the sale of the Notes offered hereby (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     Notes that are issued as described below under "-- Certificated Securities" will be issued in the form of registered definitive certificates (the "Certificated Securities"). Upon the transfer of Certificated Securities, such Certificated Securities may, unless all Global Notes have previously been exchanged for Certificated Securities, be exchanged for an interest in the Global Note representing the principal amount of Notes being transferred, subject to the transfer restrictions set forth in the Indenture.

     The Depositary is a limited-purpose trust company that was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the Underwriters), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with portions of the principal amount of the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Prospective purchasers are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by the Global Note will be limited to such extent. For certain other restrictions on the transferability of the Notes, see "Notice to Investors."

     So long as the Global Note Holder is the registered owner of any Notes, the Global Note Holder will be considered the sole Holder under the Indenture of any Notes evidenced by the Global Notes. Beneficial owners of Notes evidenced by the Global Notes will not be considered the owners or Holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of the Depositary or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

     Payments in respect of the principal of, premium, if any, and interest on any Notes registered in the name of the Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of the Global Note Holder in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes. The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

  Certificated Securities

     Subject to certain conditions, any person having a beneficial interest in a Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such Certificated Securities in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). All such certificated Notes would be subject to the legend requirements described herein under "Notice to Investors." In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Global Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Note Holder and the Depositary identify as being the beneficial owner of the related Notes.

     Neither the Company nor the Trustee will be liable for any delay by the Global Note Holder or the Depositary in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note Holder or the Depositary for all purposes.

  Same Day Settlement and Payment

     The Indenture will require that payments in respect of the Notes represented by the Global Note (including principal, premium, if any, and interest) be made by wire transfer of immediately available next day funds to the accounts specified by the Global Note Holder. With respect to Certificated Securities, the Company will make all payments of principal, premium, if any, and interest by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address. The Company expects that secondary trading in the Certificated Securities will also be settled in immediately available funds.

ADDITIONAL INFORMATION

     Anyone who receives this Prospectus Supplement may obtain a copy of the Indenture without charge by writing to Windmere-Durable Holdings, Inc., 5980 Miami Lakes Drive, Miami Lakes, Florida 33014-2467, Attention: Chief Financial Officer.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     "Acquired Debt" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

     "Asset Sale" means (i) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business (provided that the sale, conveyance or other disposition of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "-- Repurchase at the Option of Holders -- Change of Control" and/or the provisions described above under the caption "-- Certain Covenants -- Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant), and (ii) the issue or sale by the Company or any of its Subsidiaries of Equity Interests of any of the Company's Subsidiaries, in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing, the following items shall not be deemed to be Asset Sales: (i) a transfer of assets by the Company to a Wholly Owned Subsidiary or by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (ii) an issuance of Equity Interests by a Wholly Owned Subsidiary to the Company or to another Wholly Owned Subsidiary, (iii) the sale, conveyance or other disposition of obsolete equipment or of assets that, in the reasonable judgment of the Company, are either (x) no longer used, or (y) no longer useful in the business of the Company and its Subsidiaries, provided that any cash proceeds received in connection with any such sale, conveyance or other disposition of assets having a fair market value in excess of $1.0 million are treated as Net Proceeds from an Asset Sale and (iv) a Restricted Payment that is permitted by the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

     "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     "Capital Stock" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     "Cash Equivalents" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition, (iii) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Senior Credit Facility or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thompson Bank Watch Rating of "B" or better,
(iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having the highest rating obtainable from Moody's Investors Service, Inc. or Standard & Poor's Corporation and in each case maturing within six months after the date of acquisition and (vi) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) - (v) of this definition.

     "Change of Control" means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any "person" (as such term is used in Section 13(d)(3) of the Exchange
Act); (ii) the adoption of a plan relating to the liquidation or dissolution of the Company; (iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 35% of the Voting Stock of the Company (measured by voting power rather than number of shares); or (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors.

     "Commission" means the Securities and Exchange Commission.

     "Consolidated Assets" means, with respect to any Person as of any date, the total assets of such Person and its consolidated Subsidiaries as of such date, calculated on a consolidated basis in accordance with GAAP.

     "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus (i) an amount equal to any extraordinary loss plus any net loss realized in connection with an Asset Sale (to the extent such losses were deducted in computing such Consolidated Net Income), plus (ii) provision for taxes based on income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income, plus (iii) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income, plus (iv) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income, plus (v) Restructuring Charges, minus (vi) non-cash items increasing such Consolidated Net Income for such period (other than items that were accrued in the ordinary course of business), in each case, on a consolidated basis and determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

     "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that (i) the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly Owned Subsidiary thereof that is a Guarantor, (ii) the Net Income of any Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     "Consolidated Net Worth" means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (a) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Subsidiary of such Person, (b) all investments as of such date in unconsolidated Subsidiaries and in Persons that are not Subsidiaries (except, in each case, Permitted Investments) and (c) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     "Credit Facilities" means, with respect to the Company, one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

     "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     "Designated Senior Debt" means (i) any Indebtedness outstanding under the Senior Credit Facility (ii) any other Senior Debt permitted under the Indenture the principal amount of which is $20.0 million or more and that has been designated by the Company as "Designated Senior Debt."

     "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the Holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

     "Domestic Subsidiary" means, with respect to the Company, any Subsidiary of the Company that was formed under the laws of the United States of America or that guarantees or otherwise provides credit support for any Indebtedness of the Company.

     "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

     "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the Senior Credit Facility) in existence on the date of the Indenture, until such Indebtedness is repaid.

     "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of (i) the consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments (if any) pursuant to Hedging Obligations) and (ii) the consolidated interest of such Person and its Subsidiaries that was capitalized during such period, and (iii) any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries (whether or not such Guarantee or Lien is called upon) and (iv) the product of (a) all dividend payments, whether or not in cash, on any series of preferred stock of such Person or any of its Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

     "Fixed Charge Coverage Ratio" means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the referent Person or any of its Subsidiaries incurs, assumes, Guarantees or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period. In addition, for purposes of making the computation referred to above, (i) acquisitions that have been made by the Company or any of its Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (iii) of the proviso set forth in the definition of Consolidated Net Income, and (ii) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, and
(iii) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Subsidiaries following the Calculation Date.

     "Foreign Subsidiary" means any Subsidiary of the Company that is not a Domestic Subsidiary.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the Indenture.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

     "Guarantors" means (i) each current and future Domestic Subsidiary of the Company and (ii) any other Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, and their respective successors and assigns.

     "Hedging Obligations" means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency exchange rates.

     "Indebtedness" means, with respect to any Person, (i) any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital Lease Obligations or the balance deferred and unpaid of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (ii) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and (iii) to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness issued with original issue discount, and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

     "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "-- Certain Covenants -- Restricted Payments."

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     "Net Income" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Subsidiaries and
(ii) any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

     "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Permitted Business" means, with respect to the Company and its Subsidiaries, the business of manufacturing and distributing small household and outdoor appliances, pet products and related items consistent with past practices.

     "Permitted Investments" means (a) any Investment in the Company, in a Wholly Owned Subsidiary of the Company or in a Guarantor; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment (i) such Person becomes a Wholly Owned Subsidiary of the Company or a Guarantor or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company, a Wholly Owned Subsidiary of the Company or a Guarantor; (d) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "-- Repurchase at the Option of Holders -- Asset Sales;" (e) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company; (f) other Investments in Subsidiaries of the Company that are not Guarantors having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (f) that are at the time outstanding, not to exceed 10% of the Company's Consolidated Assets on the date of such Investment; (g) Investments existing on the date of the Indenture; (h) receivables owing to the Company or any Subsidiary of the Company if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include concessionary terms as the Company of such Subsidiary deems reasonable under the circumstances; (i) stock obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any of its Subsidiaries or in satisfaction of judgments; and (j) other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (j) that are at the time outstanding, not to exceed $5.0 million.

     "Permitted Junior Securities" means Equity Interests in the Company or debt securities of the Company or the relevant Guarantor that are subordinated to all Senior Debt (and any debt securities issued in exchange for Senior Debt) to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Debt pursuant to Article 10 of the Indenture.

     "Permitted Liens" means (i) Liens on assets of the Company or any of the Guarantors securing Senior Debt that was permitted by the terms of the Indenture to be incurred; (ii) Liens in favor of the Company; (iii) Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company; (iv) Liens on property existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (v) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vi) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (iv) of the second paragraph of the covenant entitled "Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with such Indebtedness; (vii) Liens existing on the date of the Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and
(ix) Liens incurred in the ordinary course of business of the Company or any Subsidiary of the Company with respect to obligations that do not exceed $5.0 million at any one time outstanding.

     "Permitted Refinancing Indebtedness" means any Indebtedness of the Company or any of its Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Company or any of its Subsidiaries (other than intercompany Indebtedness);

provided that: (i) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of Notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred either by the Company or by the Subsidiary that is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

     "Restricted Investment" means an Investment other than a Permitted Investment.

     "Restructuring Charges" means charges or write-offs associated with the Repositioning Program which are charged in the second quarter of 1998; provided, however, that the maximum amount of charges that may be treated as "Restructuring Charges" shall not exceed $11.4 million.

     "Salton Note" means that certain note payable to Salton/Maxim Housewares, Inc. in aggregate principal amount of $10,847,620 dated July 11, 1996, as in effect on the date hereof.

     "Senior Credit Facility" means that certain Credit Agreement, dated as of June 26, 1998, by and among the Company, NationsBank, N.A., as agent and the other lenders party thereto, providing for up to $160.0 million of revolving credit borrowings and $185.0 in term loans, in each case including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

     "Senior Debt" means (i) all Indebtedness of the Company or any of its subsidiaries outstanding under the Senior Credit Facility and all Hedging Obligations with respect thereto, (ii) any other Indebtedness permitted to be incurred by the Company or any of its subsidiaries under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes and (iii) all Obligations with respect to the foregoing. Notwithstanding anything to the contrary in the foregoing, Senior Debt will not include (a) any liability for federal, state, local or other taxes owed or owing by the Company or any of its subsidiaries, (b) any Indebtedness of the Company or any of its subsidiaries to any Subsidiaries or other Affiliates, (c) any trade payables or (d) any Indebtedness that is incurred in violation of the Indenture.

     "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Act, as such Regulation is in effect on the date hereof.

     "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Transactions" means the Offering and the application of net proceeds therefrom and the Acquisition.

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

     "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness.

     "Wholly Owned Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income and estate tax considerations relevant to the acquisition, ownership and disposition of a Note. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations thereunder, administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly with retroactive effect.

     This discussion does not address all U.S. federal income tax consequences that may be relevant to a holder of a Note in light of that holder's particular circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). In addition, it does not deal with a holder with a special status under U.S. tax law, like a financial institution, a securities or currency dealer, a tax-exempt organization, an insurance company, a person that holds a Note as a hedge against currency risks, as part of a straddle with another investment or as part of a "synthetic security" or other integrated investment (including a "conversion transaction") consisting of a Note and one or more other investments, a holder whose functional currency is not the U.S. dollar, or a foreign person that is a hybrid entity or, an expatriate or a former long-term resident of the United States. The discussion also does not discuss any state, local or foreign tax consequences, or U.S. federal estate tax law other than that applicable to an individual who is not domiciled in the United States at the time of death. In addition, this discussion, which assumes that the Notes are issued with either no original issue discount or no more than a de minimus amount of original issue discount, is limited to an original purchaser of a Note who acquires the Note at its original issue price within the meaning of section 1273 of the Code and who will hold the Note as a "capital asset" within the meaning of section 1221 of the Code.

     EACH PROSPECTIVE PURCHASER OF A NOTE IS ADVISED TO CONSULT ITS TAX ADVISER REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF A NOTE.

U.S. HOLDERS

     The following discussion is limited to a holder of a Note that is a "U.S. Holder." For purposes of this discussion, a "U.S. Holder" is a beneficial owner of a Note that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized under the laws of the United States, any state or the District of Columbia or (iii) a domestic estate or trust within the meaning of section 7701(a)(31) of the Code.

     Interest. Stated interest on a Note generally will be includible in a U.S. Holder's gross income and taxable as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder's regular method of accounting.

     Sale, Exchange or Retirement of a Note. Each U.S. Holder generally will recognize gain or loss upon a sale, exchange or retirement of a Note measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent any cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) that holder's adjusted tax basis in the Note. A U.S. Holder's initial tax basis in a Note will be the amount paid therefor. Any gain or loss recognized on a sale, exchange or retirement of a Note will be capital gain or loss. In general, gain recognized by an individual on disposition of a capital asset is subject to a maximum tax rate of 20% if the asset has been held for more than 18 months and 28% if the asset has been held for more than one year but not more than 18 months.

     Information Reporting and Backup Withholding. Information reporting and backup withholding of federal income tax at a rate of 31% may apply to payments of interest on or the proceeds from a sale, exchange or retirement of a Note in the case of certain non-corporate U.S. Holders. Backup withholding generally applies if, among other things, (i) the holder fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after request therefor, (ii) the Internal Revenue Service ("IRS") notifies the Company that the TIN furnished by the holder is incorrect, (iii) the holder is notified by the IRS that he has failed to report properly payments of interest or dividends and the IRS has notified the Company that he is subject to backup withholding or (iv) under certain circumstances, the holder fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is correct and that the holder is not subject to backup withholding. A U.S. Holder who does not provide the Company with a correct TIN also may be subject to penalties imposed by the IRS. Backup withholding will not apply with respect to payments made to certain holders, including corporations and tax-exempt organizations, provided the holder properly establishes its exemption from backup withholding.

     Any amount withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or credit against that U.S. Holder's U.S. federal income tax liability, provided the requisite procedures are followed.

NON-U.S. HOLDERS

     The following discussion is limited to a holder of a Note that is a Non-U.S. Holder. As used herein, a "Non-U.S. Holder" is a beneficial owner of a Note that, for U.S. federal income tax purposes, is (i) a nonresident alien individual, (ii) a corporation, partnership or other entity created or organized in or under the laws of a country (or a political subdivision thereof) other than the United States or (iii) a foreign estate or trust within the meaning of section 7701(a)(31) of the Code. For purposes of the discussion below of the withholding of tax (other than backup withholding), a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest and gain on a sale, exchange or other disposition of a Note generally will be considered "U.S. trade or business income" of a Non-U.S. Holder if that interest or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States or (ii) in the case of most treaty residents, attributable to a permanent establishment (or, in the case of an individual, a fixed base) of the Non-U.S. Holder in the United States.

     Interest. In general, interest and premium, if any, on a Note paid to a Non-U.S. Holder of a Note will not be subject to the withholding of U.S. tax if interest on the Note qualifies for the portfolio interest exemption, and the interest and premium will not otherwise be subject to U.S. federal income tax if it is not U.S. trade or business income of the Non-U.S. Holder. Payments on a Note qualify for the portfolio interest exemption if (i) the Non-U.S. Holder of the Note (a) does not own, actually and constructively, 10% or more of the total combined voting power of all classes of stock in the Company entitled to vote,
(b) is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership and (c) is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business and (ii) either (a) the Non-U.S. Holder certifies, under penalties of perjury, to the Company or the paying agent, as the case may be, that it is a Non-U.S. Holder and provides its name and address or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that holds the Note on behalf of the Non-U.S. Holder certifies, under penalties of perjury, that it or a Financial Institution between it and the Non-U.S. Holder has received such a certificate and furnishes the payor with a copy thereof. Recently adopted Treasury regulations that generally will be effective for payments made on or after January 1, 2000 (the "New Regulations") provide alternative methods for satisfying the certification requirement described in (ii) above. The New Regulations generally will require, in the case of a Note held by a foreign partnership, that the certificate described in (ii) above must be provided by the partners rather than by the foreign partnership and that the partnership must provide certain information, including a U.S. TIN. In general, the gross amount of interest and premium, if any, on a Note that is paid to a Non-U.S. Holder, that does not qualify for the portfolio interest exemption and that does not constitute U.S. trade or business income of the Non-U.S. Holder will be subject to withholding of U.S. federal income tax at a 30% rate, unless an income tax treaty reduces the rate of that tax.

     Interest or premium, if any, on a Note that constitutes U.S. trade or business income in the hands of a Non-U.S. Holder will be subject to U.S. federal income tax on a net income basis at graduated rates in the same manner as a U.S. taxpayer is taxed and will be exempt from the withholding of U.S. tax. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under certain circumstances also may be subject to an additional branch profits tax at a 30% rate, unless an income tax treaty reduces the rate of that tax. To claim an exemption from the withholding of tax because income is U.S. trade or business income (or to claim the benefit of a tax treaty), a Non-U.S. Holder must provide a properly executed Form 4224 (or Form 1001), as applicable, prior to the payment of the income. These forms must be updated periodically. Under the New Regulations, a Non-U.S. Holder claiming either of those exemptions will be required to provide IRS Form W-8, subject to certain transition rules, and may be required to provide a TIN. Special procedures are provided in the New Regulations for payments through qualified intermediaries. A prospective investor should consult its own tax adviser regarding the effect, if any, of the New Regulations on it.

     Sale, Exchange or Retirement of a Note. Subject to the discussion below of backup withholding of tax, gain recognized by a Non-U.S. Holder on a sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax unless (i) the gain is U.S. trade or business income of the Non-U.S. Holder or (ii) the Non-U.S. Holder is an individual who holds the Note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

     Federal Estate Tax. A Note that is owned, or treated as owned, by an individual who is not domiciled in the United States at the time of death will not be subject to U.S. federal estate tax, provided interest on the Note qualified for the portfolio interest exemption and was not U.S. trade or business income.

     Information Reporting and Backup Withholding. The Company must report annually to the IRS and to each Non-U.S. Holder any interest that is subject to withholding or that is exempt from the withholding of U.S. tax under the portfolio interest exemption or pursuant to a tax treaty. Copies of these information returns also may be made available, under the provisions of a specific treaty or agreement, to the tax authorities of the country in which the Non-U.S. Holder resides.

     The payment of proceeds from the disposition of a Note to or through a U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding of tax unless the beneficial owner certifies under penalties of perjury that it is not a United States person (within the meaning of Section 7701(a)(30) of the Code (a "U.S. person")) or otherwise establishes an exemption, provided the broker does not have actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of a Note to or through a non-U.S. office of a non-U.S. broker that is not a "U.S. related person" (as specially defined) will not be subject to information reporting or backup withholding. The payment of proceeds from the disposition of a Note to or through a non-U.S. office of a broker that is either a U.S. person or a "U.S. related person" will be subject to information reporting unless the broker has documentary evidence in its files that the beneficial owner of the
Note is not a U.S. person and the broker has no knowledge to the contrary. Backup withholding will not apply to a payment made through a foreign office of a broker that is not a U.S. person or a "U.S. related person" (absent actual knowledge that the payee is a U.S. person). For purposes of this paragraph, a "U.S. related person" is (i) a controlled foreign corporation, as defined for U.S. federal income tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for the three year period ending with the close of its taxable year preceding the payment (or for that part of the period that the broker has been in existence) is derived from activities that are effectively connected with the conduct of a U.S. trade or business or (iii) with respect to payments made on or after January 1, 2000, a foreign partnership that, at any time during its taxable year, is owned 50% or more (by income or capital interest) by U.S. persons or is engaged in the conduct of a U.S. trade or business. The New Regulations provide certain presumptions under which a Non-U.S. Holder will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies that it is not a U.S. person.

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or credit against that Non-U.S. Holder's U.S. federal income tax liability, provided the requisite procedures are followed.

     THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISER AS TO THE PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF A NOTE, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

                                  UNDERWRITING

     The Company and the Subsidiary Guarantors have entered into an Underwriting
Agreement, dated             , 1998 (the "Underwriting Agreement"), with
NationsBanc Montgomery Securities LLC (the "Underwriter"). Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to the Underwriter and the Underwriter has agreed to purchase from the Company all of the Notes offered hereby.

     In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any such Notes are purchased by the Underwriter.

     The Company has been advised by the Underwriter that the Underwriter initially proposes to offer and sell the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to selected dealers at such price less a concession not in excess of
     % of the aggregate principal amount at stated maturity of the Notes. The Underwriter may allow, and such dealers may reallow, a discount not in excess of
     % of the aggregate principal amount at stated maturity of the Notes to certain other dealers. After the initial public offering of the Notes, the offering price and other selling terms may be changed at any time without notice.

     The Underwriting Agreement provides that the Company and its subsidiaries will indemnify the Underwriter and its affiliates and controlling persons against certain liabilities, including liabilities under the Securities Act, or will contribute to payments that the Underwriter may be required to make in respect thereof.

     In order to facilitate the offering of the Notes, the Underwriter may engage in transactions that stabilize, maintain or otherwise affect the market price of the Notes. Specifically, the Underwriter may overallot in connection with the Notes Offering, creating a short position in the Notes for its own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriter may bid for, and purchase, the Notes in the open market. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriter is not required to engage in these activities and may end these activities at any time. The Underwriter has informed the Company that it does not expect to confirm sales of the Notes to accounts over which it exercises discretionary authority.

     The Underwriter and its affiliates have provided investment banking, financial advisory and other services to the Company from time to time, including in connection with the HPG Acquisition, for which services the Underwriter has received customary fees. In addition, the Underwriter is acting as underwriter for the concurrent Common Stock Offering. Affiliates of the Underwriter are lenders under the Senior Subordinated Loans and the Senior Credit Facilities, respectively, and will receive customary fees (and reimbursement of expenses) in connection therewith. Substantially all of the proceeds from the Notes Offering, together with the proceeds of the Common Stock Offering, will be used to repay all outstanding indebtedness under the Senior Subordinated Loans and a portion of the indebtedness under the Senior Credit Facilities. See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Pro Forma Liquidity and Capital Resources," "Description of Certain Indebtedness -- Senior Credit Facilities" and "Description of Notes."

     Under the Conduct Rules of the National Association of Securities Dealers, Inc. (the "NASD"), if more than 10% of the net proceeds of a public offering of debt securities, not including underwriting compensation, are intended to be paid to members of the NASD of affiliated or associated persons that are participating in the distribution of the offering, under Rule 2720 ("2720") the yield at which the debt securities are distributed to the public can be no lower than that recommended by a "qualified independent underwriter" meeting certain standards of the NASD (a "QIU"). An affiliate of NationsBank Corporation (the parent of the Underwriter) is expected to receive in the aggregate more than 10% of the net proceeds of the Notes Offering as a result of the repayment by the Company of outstanding indebtedness under the Senior Subordinated Loans. Accordingly, Raymond James & Associates, Inc. ("Raymond James") has assumed the responsibilities of acting as QIU and will recommend a yield for the notes in compliance with the requirements of Rule 2720. In connection with the Notes Offering, Raymond James is performing due diligence investigations and is participating in the preparation of this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part. Raymond James will receive customary compensation for its services as QIU.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida, as counsel for the Company, and for the Underwriter by Latham & Watkins, New York, New York.

                                    EXPERTS

     The consolidated financial statements and related schedule of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, which is incorporated by reference herein, appearing herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon appearing herein and incorporated herein by reference. Such consolidated financial statements are included herein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of the Household Products Group Excluding Cleaning and Lighting Products Lines (a Component of The Black & Decker Corporation) at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement and included in the Form 8-K of Windmere-Durable Holdings, Inc. dated June 26, 1998 which is incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere and incorporated by reference, herein, and are included or incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE NOTES TO WHICH THEY RELATE OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                             ---------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT
                           -------------------------

                                        PAGE
                                        ----
Prospectus Supplement Summary.........   S-3
Risk Factors..........................  S-15
Concurrent Common Stock Offering......  S-27
Use of Proceeds.......................  S-27
Consolidated Capitalization...........  S-28
Unaudited Pro Forma Combined Financial
  Information.........................  S-29
Selected Historical Financial
  Information.........................  S-37
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-40
Industry Overview.....................  S-50
Business..............................  S-51
Management............................  S-63
Description of Certain Indebtedness...  S-65
Description of Notes..................  S-67
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................  S-91
Underwriting..........................  S-94
Legal Matters.........................  S-95
Experts...............................  S-95
                 PROSPECTUS
--------------------------------------------
Available Information.................     2
Information Incorporated by
  Reference...........................     2
Disclosure Regarding Forward-Looking
  Statements..........................     3
The Company...........................     4
Use of Proceeds.......................     5
Ratio of Earnings to Fixed Charges....     5
Description of Debt Securities........     6
Plan of Distribution..................    13
Legal Matters.........................    14
Experts...............................    14
Index to Financial Statements.........   F-1

======================================================

======================================================

                        [WINDMERE-DURABLE HOLDINGS LOGO]

                                  $125,000,000
                              % SENIOR SUBORDINATED NOTES
                                    DUE 2008

                  -------------------------------------------
                             PROSPECTUS SUPPLEMENT
                      (TO PROSPECTUS DATED JUNE   , 1998)
                  -------------------------------------------

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                                          , 1998
             ======================================================

PROSPECTUS

                                  $250,000,000

                        [WINDMERE-DURABLE HOLDINGS LOGO]

                                DEBT SECURITIES
                                  COMMON STOCK
                             ---------------------

     Windmere-Durable Holdings, Inc. (the "Company"), directly or through agents, dealers, or underwriters designated from time to time, may offer, issue and sell, in one or more series or issuances, up to $250,000,000 in aggregate principal amount of (a) secured or unsecured debt securities (the "Debt Securities") of the Company, in one or more series, which may be either senior debt securities (the "Senior Debt Securities"), senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), and (b) shares of common stock of the Company, par value $.10 per share (the "Common Stock"), or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale. The Debt Securities may be issued as exchangeable and/or convertible Debt Securities exchangeable for or convertible into shares of Common Stock and may be guaranteed by all or certain of the Company's subsidiaries. The Debt Securities and the Common Stock are collectively referred to herein as the "Securities." The Debt Securities and the Common Stock may be offered separately or together, in one or more separate classes or series and in amounts, at prices and on terms to be determined at the time of offering, and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The Company's Common Stock is traded on The New York Stock Exchange (the "NYSE") under the symbol "WND." Any Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE. On June 25, 1998, the last reported sale price of the Common Stock on the NYSE was $32.875 per share. The Company has not yet determined whether any of the Debt Securities offered hereby will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Securities, the Prospectus Supplement relating thereto will disclose such exchange or market.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

     The Securities will be sold directly, through agents, underwriters or dealers as designated from time to time, or through a combination of such methods. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of Securities to be made directly or through agents. If agents of the Company or any dealers or underwriters are involved in the sale of the Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable commissions or discounts will be set forth in or may be calculated from the Prospectus Supplement with respect to such Securities. See "Plan of Distribution" for possible indemnification arrangements with agents, dealers and underwriters.

     This Prospectus may not be used to consummate sales of Securities unless accompanied by the applicable Prospectus Supplement.

             The date of this Prospectus is                 , 1998.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statements and other information with the Commission. The Registration Statement, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, that contains reports, proxy and other information regarding registrants that file electronically with the Commission, and certain of the Company's filings are available at such Web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated by reference in, and shall be deemed to be a part of, this
Prospectus:

        (1) the Company's Annual Report on Form 10-K for the year ended December 31, 1997;

        (2) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998;

        (3) the Company's Current Reports on Form 8-K filed with the Commission on May 8, May 13, May 20 and June 29, 1998;

        (4) the Company's Amended Current Report on Form 8-K/A filed with the Commission on May 14, 1998;

        (5) the Company's Proxy Statement filed with the Commission on April 20, 1998 relating to the Company's 1998 Annual Meeting of Shareholders; and

        (6) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission on February 1, 1989.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities to which this Prospectus relates shall be deemed to be incorporated by reference into this Prospectus or any Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus or any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein, therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus or in such Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any documents incorporated into this Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Windmere-Durable Holdings, Inc., 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, telephone number (305) 362-2611. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including any documents that are incorporated by reference as set forth in "Information Incorporated by Reference," contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes," "intends," "expects" and similar words or phrases. Such forward-looking statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of the Company may vary materially from any future results, performance or achievements expressed or implied by such forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements in this paragraph. The Company disclaims any obligation to publicly announce the results of any revisions to any of the forward-looking statements contained herein (including any documents incorporated herein by reference) to reflect future events or developments.

                                  THE COMPANY

     The Company, through its subsidiaries and investments, is a diversified manufacturer and distributor of a broad range of personal care products, small kitchen appliances, and seasonal products for major retailers and appliance distributors in North America, Europe, and the Far East. Products are manufactured under the Windmere(TM) and other Company-owned brands, under private-label and licensed brand arrangements, and on an OEM basis for other major consumer products companies. Additionally, the Company is one of the largest suppliers of hair care appliances to the professional salon industry in the United States. To expand its product line, the Company also entered into the pet care market in 1996 with its Litter Maid(TM) computerized, infrared, automatic self-cleaning cat litter box. Approximately 85% to 90% of the Company's products are manufactured by Durable Electrical Metal Factory, Ltd., its wholly-owned Hong Kong subsidiary, in Bao An County, Guangdong Province of the People's Republic of China, which is approximately 60 miles northwest of central Hong Kong.

     The Company also owns a 50-percent equity interest in both Salton/Maxim Housewares, Inc. ("Salton"), a designer and marketer of small kitchen appliances which distributes primarily to department stores and upscale mass merchandisers, and Newtech Electronics Industries, Inc. ("Newtech"), which designs, sources, manufactures and markets value-priced brand-name consumer electronic products. Salton and Newtech have entered into contracts to supply to Kmart Corporation certain small appliances, consumer electronics and telephone products for distribution, marketing and sale under the White-Westinghouse(TM) brand name licensed by White Consolidated Industries, Inc. to Salton and Newtech.

     The Company and Salton have entered into a stock agreement, dated as of May 6, 1998 (the "Stock Agreement"), pursuant to which the Company granted Salton the right to purchase the Company's approximate 50% equity interest in Salton for $12 per share in cash and a six and one-half year, $15 million subordinated promissory note bearing interest at 4% per annum. The principal amount of the note will be reduced by 5% of the total amount paid by Salton for products purchased from the Company and its affiliates during the term of the note. Under the terms of the Stock Agreement, if Salton fails to exercise its right to purchase the Company's equity interest in Salton on or prior to June 30, 1998, or to close such purchase on or prior to October 30, 1998, the Company will have the right to acquire all of the shares of Salton that it does not currently own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of Company Common Stock. The Stock Agreement has been approved by the Board of Directors of the Company and a Special Committee of the Board of Directors of Salton.

     On May 11, 1998, the Company announced a definitive purchase agreement to acquire most of the assets, including the Cooking, Garment Care, Food Preparation, and Beverage operations, of the Household Products Group of The Black & Decker Corporation for $315 million in cash (the "HPG Acquisition") and to assume certain liabilities of the Household Products Group. In connection with the HPG Acquisition, the Company and The Black & Decker Corporation entered into a long-term licensing arrangement to allow the Company to continue to market products under the Black & Decker(TM) brand name in the cooking, garment care, food preparation and beverage product categories in North America and Latin America (excluding Brazil) for six and one-half years on a royalty-free basis, with potential renewal periods, upon mutual agreement, at specified royalties. As part of the HPG Acquisition, the Company also acquired certain other sub-brand names related to such products, including the Toast 'R Oven(TM) and Spacemaker(TM) names.

     The Company was incorporated under the laws of the State of Florida in 1963. The Company's executive offices are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, and its telephone number at that address is (305) 362-2611.

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable Prospectus Supplement, the Company anticipates that any net proceeds from the sale of the Securities will be used for general corporate purposes, which may include, but are not limited to, working capital, capital expenditures, future acquisitions, and the repayment or refinancing of the Company's indebtedness, including indebtedness to be incurred in connection with the HPG Acquisition. The factors which the Company will consider in any refinancing will include the amount and characteristics of any Securities issued and may include, among others, the impact of such refinancing on the Company's liquidity, debt-to-capital ratio and earnings per share. When a particular series of Securities is offered, the Prospectus Supplement relating thereto will set forth the Company's intended use for the net proceeds received from the sale of such Securities. Pending the application of the net proceeds, the Company expects to invest such proceeds in short-term, interest-bearing instruments or other investment-grade securities or to reduce indebtedness under its bank credit agreement.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company and its consolidated subsidiaries for the periods indicated.

                                      THREE-MONTHS
                                         ENDED
                                       MARCH 31,              YEARS ENDED DECEMBER 31,
                                      ------------    -----------------------------------------
                                      1998    1997    1997    1996    1995       1994     1993
                                      ----    ----    ----    ----    -----      -----    -----
Ratio of earnings to fixed
  charges(1)........................  2.14    1.78    7.03    3.71    (4.36)(2)  42.91    10.94

---------------
(1) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by total fixed charges. Fixed charges represent interest expense and the amortization of debt issuance costs.

(2) Earnings were inadequate to cover fixed charges for the year ended December 31, 1995. The coverage deficiency was approximately $3.2 million in that year.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement, and the extent, if any, to which such general provisions do not apply to the Debt Securities so offered, will be described in the Prospectus Supplement relating to such Debt Securities.

     Debt Securities may be issued from time to time in series under an indenture, and one or more indentures supplemental thereto (collectively, the "Indenture"), between the Company and a trustee to be identified in the applicable Prospectus Supplement (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"), as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. As used under this caption, unless the context otherwise requires, "Offered Debt Securities" shall mean the Debt Securities offered by this Prospectus and an accompanying Prospectus Supplement.

GENERAL

     The Indenture will provide for the issuance of Debt Securities in series and will not limit the principal amount of Debt Securities that may be issued thereunder. The Debt Securities offered under the Indenture may be issued in one or more series with the same or various maturities, at par, at a premium or at a discount. The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the series of Offered Debt Securities in respect of which this Prospectus is being delivered: (1) the title of the Offered Debt Securities; (2) whether the Offered Debt Securities are senior debt securities ("Senior Debt Securities"), senior subordinated debt securities, ("Senior Subordinated Debt Securities") or subordinated debt securities ("Subordinated Debt Securities") or any combination thereof; (3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Debt Securities will be issued; (4) any limit upon the aggregate principal amount of the Offered Debt Securities; (5) the date or dates on which the principal of the Offered Debt Securities is payable; (6) the rate or rates (which may be fixed or variable) at which the Offered Debt Securities will bear interest and the manner in which such rate or rates are determined; (7) the date or dates from which any such interest will accrue, the interest payment dates on which any such interest on the Offered Debt Securities will be payable and the record dates for the determination of Holders to whom such interest is payable;
(8) the place or places where the principal of, and any interest on, the Offered Debt Securities will be payable; (9) the obligation of the Company, if any, to redeem, repurchase or repay the Offered Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of the Holders and the price or prices at which, the period or periods within which and the terms and conditions upon which the Offered Debt Securities shall be redeemed, repurchased or repaid pursuant to such obligation; (10) the denominations in which any Offered Debt Securities will be issuable, if other than denominations of U.S. $1,000 and any integral multiple thereof; (11) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series that will be payable upon declaration of the acceleration of the maturity thereof; (12) whether the Offered Debt Securities will be guaranteed by any of the Company's subsidiaries; (13) any addition to or change in the covenants that apply to the Offered Debt Securities; (14) any Events of Default with respect to the Offered Debt Securities, if not otherwise set forth under "Events of Default;" (15) whether the Offered Debt Securities will be issued in whole or in part in global form, the terms and conditions, if any, upon which such global Offered Debt Securities may be exchanged in whole or in part for other individual securities, and the depositary for the Offered Debt Securities; (16) the terms and conditions, if any, upon which the Offered Debt Securities shall be exchanged for or converted into Common Stock or Preferred Stock; (17) the nature and terms of the security for any secured Offered Debt Securities; and (18) any other terms of the Offered Debt Securities, which other terms shall not be inconsistent with the provisions of the Indenture.

     Debt Securities may be issued at a discount from their principal amount ("Original Issue Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

STATUS OF DEBT SECURITIES; TERMS OF SUBORDINATION

     The Senior Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company.

     The payment of principal of, premium, if any, and interest on the Senior Subordinated Debt Securities and Subordinated Debt Securities will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Debt, whether outstanding on the date of the Indenture or thereafter incurred.

     Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshaling of the Company's assets and liabilities, the Holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of such Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt, whether or not an allowable claim), and until all such Obligations are paid in full, any distribution to which the Holders of Senior Subordinated Debt Securities or Subordinated Debt Securities would be entitled shall be made to the Holders of Senior Debt (except that Holders of Senior Subordinated Debt Securities or Subordinated Securities may receive and retain Permitted Junior Securities and payments made from the trust described under "-- Defeasance of Debt Securities and Certain Covenants in Certain Circumstances").

     The Company also may not make any payment upon or in respect of the Senior Subordinated Securities or Subordinated Debt Securities (except in Permitted Junior Securities or from the trust described under "-- Defeasance of Debt Securities and Certain Covenants in Certain Circumstances") if (i) a default in the payment of the principal of, premium, if any, or interest on Designated Senior Debt occurs and is continuing beyond any applicable period of grace or
(ii) any other default occurs and is continuing with respect to Designated Senior Debt that permits holders of the Designated Senior Debt as to which such default relates to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt. Payments on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated. No new period of payment blockage may be commenced unless and until (i) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been waived for a period of not less than 90 days.

     The Indenture will further require that the Company promptly notify the holders of Senior Debt if payment of the Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, is accelerated because of an Event of Default.

     As a result of the subordination provisions described above, in the event of a liquidation or insolvency, Holders of Senior Subordinated Debt Securities or Subordinated Debt Securities, as applicable, may recover less ratably than creditors of the Company who are holders of Senior Debt.

     The terms "Designated Senior Debt," "Permitted Junior Securities" and "Senior Debt" will be defined in the Prospectus Supplement relating to each series of Offered Debt Securities that are Senior Subordinated Debt Securities or Subordinated Debt Securities.

     If the Company offers Debt Securities, the applicable Prospectus Supplement will set forth the aggregate amount of outstanding indebtedness, if any, as of the most recent practicable date that by the terms of such Debt Securities would be senior to such Debt Securities. The applicable Prospectus Supplement will also set forth any limitation on the issuance by the Company of any additional indebtedness.

CONVERSION RIGHTS

     The terms, if any, on which Convertible Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

EXCHANGE, REGISTRATION, TRANSFER AND PAYMENT

     Unless otherwise specified in the applicable Prospectus Supplement, payment of principal, premium, if any, and any interest on the Debt Securities will be payable, and the exchange of and the transfer of Debt Securities will be registrable, at the office of the Trustee or at any other office or agency maintained by the Company for such purpose subject to the limitations of the Indenture. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be issued in denominations of U.S. $1,000 or integral multiples thereof. No service charge will be made for any registration of transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

GLOBAL DEBT SECURITIES

     The Debt Securities of a series may be issued in the form of one or more Global Securities (each a "Global Security" and collectively, the "Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Securities. Each Global Security will be deposited with such Depositary or nominee or a custodian therefor and will bear a legend regarding the restrictions on exchanges and registration of transfer thereof referred to below and any such other matters as may be provided for pursuant to the applicable Indenture.

     Notwithstanding any provision of the Indenture or any Debt Security described herein, no Global Security may be transferred to, or registered or exchanged for Debt Securities registered in the name of, any person or entity other than the Depositary for such Global Security or any nominee of such Depositary, and no such transfer may be registered, unless (i) the Depositary has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or has ceased to be qualified to act as such as required by the applicable Indenture, (ii) the Company executes and delivers to the Trustee an order that such Global Security shall be so transferable, registrable and exchangeable, and such transfers shall be registrable or (iii) there shall exist such circumstances, if any, as may be described in the applicable Prospectus Supplement. All Debt Securities issued in exchange for a Global Security or any portion thereof will be registered in such names as the Depositary may direct.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities that are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificate form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certified form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. If the Company requests any action of Holders or if an owner of a beneficial interest in such Global Security desires to give any notice or take any action a holder is entitled to give or take under the Indenture, the Depositary will authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of, and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Indenture will provide that the Company may not, directly or indirectly, consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Debt Securities and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of the Company with or into a wholly owned subsidiary of the Company, the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will satisfy certain financial requirements set forth in the Indenture. The Indenture will also provide that the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. The provisions of this covenant will not be applicable to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its wholly owned subsidiaries.

CERTAIN OTHER COVENANTS

     The supplemental indenture creating a particular series of Debt Securities will contain additional covenants, and such covenants will be described in the Prospectus Supplement pursuant to which such Debt Securities are offered. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford Holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following will constitute Events of Default under the Indenture with respect to Debt Securities of any series: (i) default for 30 days in the payment when due of interest on the Debt Securities of a particular Series (whether or not prohibited by any subordination provisions of the Indenture); (ii) default in payment when due of the principal of or premium, if any, on the Debt Securities of a particular Series (whether or not prohibited by any subordination provisions of the Indenture); (iii) failure by the Company or any of its subsidiaries party to the Indenture for 30 days after notice by the Trustee or the Holders of at least 25% of the outstanding Debt Securities of a particular Series (which notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default") to comply with any of its other agreements in the Debt Securities of that series or in the Indenture with respect to that series; (iv) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (or the payment of which is guaranteed by the Company or any of its subsidiaries) whether such indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more; and (v) certain events of bankruptcy or insolvency with respect to the Company or any of its subsidiaries.

     If an Event of Default with respect to outstanding Debt Securities of any series (other than an Event of Default relating to certain events of bankruptcy or insolvency) shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series by notice, as provided in the Indenture, may declare the unpaid principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such lesser amount as may be specified in the terms of that series) of, and any accrued and unpaid interest on, all Debt Securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on such acceleration has been obtained, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. For information as to waiver of defaults, see "Modification and Waiver" below.

     The Company will be required to furnish to the Trustee under the Indenture annually a statement as to the performance by the Company of its obligations under that Indenture and as to any default in such performance.

MODIFICATION AND WAIVER

     Subject to certain exceptions, the Company and the Trustee may amend the Indenture, the Debt Securities with the written consent of the Holders of a majority in principal amount of the then outstanding Debt Securities of each series affected by the amendment with each series voting as a separate class. The Holders of a majority in principal amount of the then outstanding Debt Securities of any series may also waive compliance in a particular instance by the Company with any provision of the Indenture with respect to the Debt Securities of that series; provided, however, that without the consent of each holder of Debt Securities affected, an amendment, supplement or waiver may not
(i) reduce the percentage of the principal amount of Debt Securities whose Holders must consent to an amendment or waiver; (ii) reduce the rate or change the time for payment of interest on any Debt Security (including default interest); (iii) reduce the principal of, premium, if any, or change the fixed maturity of any Debt Security, or reduce the amount of, or postpone the date fixed for, redemption or the payment of any sinking fund or analogous obligation with respect thereto; (iv) make any Debt Security payable in currency other than that stated in the Debt Security; (v) make any change in the provisions concerning waivers of Default or Events of Default by Holders or the rights of Holders to recover the principal of, premium, if any, or interest on, any Debt Security; (vi) waive a default in the payment of the principal of, or interest on, any Debt Security, except as otherwise provided in the Indenture or (vii) reduce the amount due and owing upon the acceleration of any Original Issue Discount Securities. Notwithstanding the foregoing, the Company and the Trustee may amend the Indenture or the Debt Securities without notice to or the consent of any Holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions with respect to successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one of more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor
(2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

     The Holders of a majority in principal amount of the then outstanding Debt Securities of any series, by notice to the Trustee, may waive an existing Default or Event of Default and its consequences except a Default or Event of Default in the payment of the principal of, or any interest on, any Debt Security with respect to the Debt Securities of that series; provided, however, that the Holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     The following provisions of the Indenture will be applicable to each series of Debt Securities unless otherwise specified in the Prospectus Supplement pursuant to which such Debt Securities are offered.

     Legal Defeasance. The Indenture will provide that the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies) upon the deposit with the Trustee, in trust, of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal and premium and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments or on the applicable redemption date, as the case may be, in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that Holders of the outstanding Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

     Defeasance of Certain Covenants. The Indenture will provide that, upon compliance with certain conditions, the Company may elect to have the obligations of the Company released with respect to certain covenants contained in the Indenture, as well as any additional covenants or Events of Default contained in a supplement to the Indenture, a Board Resolution or an Officers' Certificate delivered pursuant thereto and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to any series of Debt Securities. The conditions include: (i) the deposit with the Trustee of money and/or U.S. government obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay principal and premium and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity or on the applicable redemption date, as the case may be, of such payments in accordance with the terms of the Indenture and such Debt Securities; (ii) the delivery to the Trustee of an opinion of counsel in the United States reasonably acceptable to the Trustee to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax in the same amount and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred; (iii) the delivery to the Trustee of an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (iv) the delivery to the Trustee of an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying, or defrauding creditors of the Company or others.

     Defeasance and Events of Default. In the event that the Company exercises its option to omit compliance with certain covenants of the Indenture with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. government obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company will remain liable for such payments.

REGARDING THE TRUSTEE

     The Trustee for the Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates; provided, however, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

     The Holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent person in the conduct of such person's affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it against any loss, liability, or expense.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them and may also sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of Securities will be named in the applicable Prospectus Supplement. The Company has reserved the right to sell or exchange Securities directly to investors on its own behalf in those jurisdictions where and in such manner as it is authorized to do so.

     The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. Sales of Common Stock offered hereby may be effected from time to time in one or more transactions on the NYSE or in negotiated transactions or a combination of such methods. The Company may also, from time to time, authorize dealers, acting as the Company's agents, to offer and sell Securities upon such terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any such underwriter, dealer or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement. Unless otherwise indicated in a Prospectus Supplement, an agent will be acting on a best efforts basis and a dealer will purchase Securities as a principal, and may than resell such Securities at varying prices to be determined by the dealer.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Dealers and agents participating in the distribution of Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by the Company for certain expenses.

     To facilitate an offering of Securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Securities. This may include over-allotments or short sales of the Securities, which involves the sale by persons participating in the offering of more Securities than have been sold to them by the Company. In such circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the Securities by bidding for or purchasing Securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if Securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

     Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for the Company in the ordinary course of business, including providing interim financing for the HPG Acquisition. See "Use of Proceeds."

                                 LEGAL MATTERS

     Certain legal matters with respect to the Securities offered hereby will be passed upon for the Company by Greenberg Traurig Hoffman Lipoff Rosen & Quentel, P.A., Miami, Florida. If the Securities are distributed in an underwritten offering or through agents, certain legal matters may be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable Prospectus Supplement.

                                    EXPERTS

     The consolidated financial statements and related schedule of the Company at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, which is incorporated by reference herein, have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report thereon appearing herein and incorporated herein by reference. Such consolidated financial statements are included herein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The combined financial statements of the Household Products Group Excluding Cleaning and Lighting Products Lines (a Component of The Black & Decker Corporation) at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement and included in the Form 8-K of Windmere-Durable Holdings, Inc. dated June 26, 1998 which is incorporated by reference herein, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere and incorporated by reference, herein, and are included or incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               TABLE OF CONTENTS

                 WINDMERE-DURABLE HOLDINGS, INC.
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
Auditor's Report of Independent Certified Public
  Accountants...............................................   F-2
Consolidated Balance Sheets.................................   F-3
Consolidated Statements of Operations.......................   F-4
Consolidated Statements of Stockholders' Equity.............   F-5
Consolidated Statements of Cash Flows.......................   F-6
Notes to Consolidated Financial Statements..................   F-8
Schedule II -- Valuation and Qualifying Accounts............  F-29
FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND 1997
Consolidated Statements of Earnings.........................  F-30
Consolidated Balance Sheets.................................  F-31
Consolidated Statements of Cash Flows.......................  F-32
Notes to Consolidated Financial Statements..................  F-33

                            HOUSEHOLD PRODUCTS GROUP
                 EXCLUDING CLEANING AND LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

Combined Statement of Financial Position as of December 31,
  1997 and 1996.............................................  F-41
Combined Statement of Operations for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-42
Combined Statement of Cash Flows for the Years Ended
  December 31, 1997, 1996 and 1995..........................  F-43
Combined Statement of Changes in Owner's Net Investment for
  the Years Ended December 31, 1997, 1996 and 1995..........  F-44
Notes to Combined Financial Statements......................  F-45
Report of Independent Auditors..............................  F-56
Interim Combined Statement of Financial Position............  F-57
Interim Combined Statement of Operations....................  F-58
Interim Combined Statement of Cash Flows....................  F-59
Interim Combined Statement of Changes in Owner's Net
  Investment................................................  F-60
Notes to Interim Combined Financial Statements..............  F-61

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Windmere-Durable Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Windmere-Durable Holdings, Inc. and Subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Windmere-Durable Holdings, Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

     We have also audited Schedule II of Windmere-Durable Holdings, Inc. and Subsidiaries for each of the three years in the period ended December 31, 1997. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.

                                          GRANT THORNTON LLP

Miami, Florida
February 10, 1998

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1997            1996
                                                              ------------    ------------
                                          ASSETS
CURRENT ASSETS
  Cash and cash equivalents (Note A)........................  $  8,223,900    $  8,779,500
  Accounts and other receivables, less allowances of
     $1,111,300 in 1997 and $1,128,700 in 1996 (Note E).....    43,338,000      37,601,200
  Receivables from affiliates (Notes A, C and P)............    15,291,200      12,138,800
  Inventories (Notes A and E)...............................   102,172,400      89,514,000
  Prepaid expenses..........................................     4,617,600       3,751,100
  Refundable income taxes (Notes A and I)...................     5,043,100              --
  Future income tax benefits (Notes A, I and S).............     1,274,100       3,231,800
                                                              ------------    ------------
          Total current assets..............................   179,960,300     155,016,400
INVESTMENTS IN JOINT VENTURES (Notes A, C and J)............    43,090,800      35,290,800
PROPERTY, PLANT AND EQUIPMENT -- AT COST, less accumulated
  depreciation (Notes A and D)..............................    37,199,400      32,759,800
NOTES RECEIVABLE FROM AFFILIATE (Note P)....................     7,798,800              --
OTHER ASSETS (Notes A, I and J).............................    13,797,800      14,211,900
                                                              ------------    ------------
                                                              $281,847,100    $237,278,900
                                                              ============    ============

                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes and acceptances payable (Note E)....................  $ 42,981,600    $ 21,882,500
  Current maturities of long-term debt (Note G).............     3,814,800         814,800
  Accounts payable..........................................    14,600,500      12,106,500
  Accrued expenses (Notes F and R)..........................    12,237,800      14,228,700
  Deferred income, current portion (Note A).................       247,500         419,400
                                                              ------------    ------------
          Total current liabilities.........................    73,882,200      49,451,900
LONG-TERM DEBT, less current maturities (Note G)............    16,069,800      19,884,700
DEFERRED INCOME, less current portion (Note A)..............     1,073,800         247,500
COMMITMENTS AND CONTINGENCIES (Note K)......................            --              --
STOCKHOLDERS' EQUITY (Notes A, L and M)
  Special preferred stock -- authorized 40,000,000 shares of
     $.01 par value; none issued............................                            --
  Common stock -- authorized 40,000,000 shares of $.10 par
     value; issued 18,119,147 in 1997 and 17,445,146 in
     1996...................................................     1,811,900       1,744,500
  Paid-in capital...........................................    41,024,100      35,765,900
  Retained earnings.........................................   149,087,500     130,965,100
  Unrealized foreign currency translation adjustment........    (1,102,200)       (780,700)
                                                              ------------    ------------
          Total stockholders' equity........................   190,821,300     167,694,800
                                                              ------------    ------------
                                                              $281,847,100    $237,278,900
                                                              ============    ============

        The accompanying notes are an integral part of these statements

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                             YEARS ENDED DECEMBER 31,
                                                   --------------------------------------------
                                                       1997            1996            1995
                                                   ------------    ------------    ------------
Sales and other revenues (Note R)................  $261,885,100    $197,003,600    $187,776,900
Cost of goods sold...............................   197,507,200     157,278,400     146,907,300
                                                   ------------    ------------    ------------
  Gross profit...................................    64,377,900      39,725,200      40,869,600
Selling, general and administrative expenses.....    50,349,200      39,425,100      37,625,100
Unusual or non-recurring items (Note B)..........            --              --       8,000,000
                                                   ------------    ------------    ------------
  Operating profit (loss)........................    14,028,700         300,100      (4,755,500)
Other (income) expense
  Interest expense...............................     3,351,100       1,345,900         578,300
  Interest and other income......................    (2,727,500)     (2,418,800)     (2,561,800)
                                                   ------------    ------------    ------------
                                                        623,600      (1,072,900)     (1,983,500)
                                                   ------------    ------------    ------------
     Earnings (loss) before equity in net
       earnings (loss) of joint ventures, income
       taxes and extraordinary item..............    13,405,100       1,373,000      (2,772,000)
Equity in net earnings (loss) of joint ventures
  (Notes A, C and J).............................     7,353,200       2,298,700        (392,600)
                                                   ------------    ------------    ------------
     Earnings (loss) before income taxes and
       extraordinary item........................    20,758,300       3,671,700      (3,164,600)
Income taxes (benefit) (Notes A and I)
  Current........................................    (3,272,000)       (716,300)     (1,242,700)
  Deferred.......................................     4,195,000         436,600         (38,100)
                                                   ------------    ------------    ------------
                                                        923,000        (279,700)     (1,280,800)
                                                   ------------    ------------    ------------
     Earnings (loss) before extraordinary item...    19,835,300       3,951,400      (1,883,800)
Extraordinary item (Note S)......................            --      (3,500,000)             --
                                                   ------------    ------------    ------------
     Net earnings (loss).........................  $ 19,835,300    $    451,400    $ (1,883,800)
                                                   ============    ============    ============
Per share data (Notes A, L and S)
  Earnings (loss) per common share -- basic
     before effect of extraordinary item.........  $       1.12    $        .23    $       (.11)
     Extraordinary item..........................            --            (.20)             --
                                                   ------------    ------------    ------------
     Net earnings................................  $       1.12    $        .03    $       (.11)
                                                   ============    ============    ============
  Earnings (loss) per common share -- diluted....  $       1.00    $        .23    $       (.11)
     Extraordinary item..........................            --            (.20)             --
                                                   ------------    ------------    ------------
     Net earnings................................  $       1.00    $        .03    $       (.11)
                                                   ============    ============    ============
  Dividends per common share.....................  $        .10    $        .20    $        .20
                                                   ============    ============    ============

        The accompanying notes are an integral part of these statements.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                    THREE YEARS ENDED DECEMBER 31, 1997
                                           -----------------------------------------------------
                                                                                     UNREALIZED
                                                                                       FOREIGN
                                                                                      CURRENCY
                                             COMMON       PAID-IN       RETAINED     TRANSLATION
                                             STOCK        CAPITAL       EARNINGS     ADJUSTMENT
                                           ----------   -----------   ------------   -----------
Balance at January 1, 1995...............  $1,673,400   $30,648,700   $139,088,800   $  (785,900)
Net loss.................................          --            --     (1,883,800)           --
Cash dividends -- $.20 per share.........          --            --     (3,353,600)           --
Purchase and retirement of 139,600 shares
  of common stock........................     (14,000)     (997,400)            --            --
Exercise of stock options and warrants...      11,900       414,400             --            --
Tax benefit resulting from exercise of
  stock options..........................          --       242,800             --            --
Cost of intercompany recapitalization....          --      (135,500)            --            --
Unrealized foreign currency translation
  adjustment.............................          --            --             --        20,700
                                           ----------   -----------   ------------   -----------
Balance at December 31, 1995.............   1,671,300    30,173,000    133,851,400      (765,200)
Net earnings.............................          --            --        451,400            --
Cash dividends -- $.20 per share.........          --            --     (3,337,700)           --
Purchase and retirement of 463,000 shares
  of common stock........................     (46,300)   (3,721,800)            --            --
Exercise of stock options and warrants...      44,700     2,531,500             --            --
Tax benefit resulting from exercise of
  stock options..........................          --       183,600             --            --
Fair value of options to non-employees...          --       617,000             --            --
Issuance of 748,112 shares -- acquisition
  of 50% of Salton/Maxim Housewares,
  Inc....................................      74,800     5,982,600             --            --
Unrealized foreign currency translation
  adjustment.............................          --            --             --       (15,500)
                                           ----------   -----------   ------------   -----------
Balance at December 31, 1996.............   1,744,500    35,765,900    130,965,100      (780,700)
Net earnings.............................          --            --     19,835,300            --
Cash dividends -- $.10 per share.........          --            --     (1,712,900)           --
Exercise of stock options and warrants...      67,400     1,675,200             --            --
Tax benefit resulting from exercise of
  stock options..........................          --     3,493,000             --            --
Fair value of options to non-employees...          --        90,000             --            --
Unrealized foreign currency translation
  adjustment.............................          --            --             --      (321,500)
                                           ----------   -----------   ------------   -----------
Balance at December 31, 1997.............  $1,811,900   $41,024,100   $149,087,500   $(1,102,200)
                                           ==========   ===========   ============   ===========

         The accompanying notes are an integral part of this statement.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                            1997           1996          1995
                                                        ------------   ------------   -----------
Cash flows from operating activities
  Net earnings (loss).................................  $ 19,835,300   $    451,400   $(1,883,800)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Depreciation of property, plant and equipment....     6,856,600      6,377,900     6,218,300
     Amortization of intangible assets................       840,700        613,400       561,100
     Loss on sale of other asset (Note B).............            --             --     8,000,000
     Net change in allowance for losses on accounts
       receivable.....................................       (17,400)       (29,300)     (180,100)
     Consulting expense on non-employee stock
       options........................................        90,000         68,000            --
     Amortization of deferred income..................      (334,400)      (598,100)     (598,100)
     Undistributed equity in (earnings) loss of joint
       ventures.......................................    (7,537,300)    (2,762,700)      392,600
     Gain on sale of assets...........................       988,800             --            --
     Changes in assets and liabilities
       Decrease (increase) in accounts and other
          receivables.................................    (5,719,400)       149,600     2,316,100
       Decrease (increase) in inventories.............   (12,658,400)       534,700    (4,735,200)
       Decrease (increase) in prepaid expenses........      (866,500)      (709,600)    5,836,900
       Increase in accounts payable and accrued
          expenses....................................       503,100      7,714,400     1,005,800
       (Decrease) in current and deferred income
          taxes.......................................    (2,250,000)    (1,405,300)   (1,829,300)
       (Increase) decrease in other assets............     2,231,000       (783,600)   (1,073,300)
       Decrease (increase) in other accounts..........      (321,500)       (14,000)       20,700
                                                        ------------   ------------   -----------
          Net cash provided by operating activities...     1,640,600      9,606,800    14,051,700
Cash flows from investing activities
  Proceeds from fixed asset sales.....................            --             --       129,600
  Additions to property, plant and equipment..........   (11,296,200)    (8,618,200)   (8,383,500)
  (Decrease) increase in short-term investments.......            --             --     2,500,000
  Purchase of assets -- LitterMaid(TM), Inc. .........            --     (2,246,000)           --
  Purchase of assets -- Bay Books and Tapes, Inc. ....            --     (1,180,000)           --
  Investments in joint ventures.......................      (262,700)    (7,745,400)           --
  Decrease (increase) in receivable accounts and notes
     from affiliates..................................   (10,951,200)   (15,301,600)    2,068,900
                                                        ------------   ------------   -----------
          Net cash used in investing activities.......   (22,510,100)   (35,091,200)   (3,685,000)
Cash flows from financing activities
  Net borrowings under lines of credit................    21,099,100     21,840,200      (697,800)
  Payments of long-term debt..........................      (814,900)      (814,800)     (814,900)
  Exercises of stock options and warrants.............     1,742,600      2,576,200       426,300
  Cash dividends paid.................................    (1,712,900)    (3,337,700)   (3,353,600)
  Purchases of common stock...........................            --     (3,768,100)   (1,011,400)
  Cost of intercompany recapitalization...............            --             --      (135,500)
                                                        ------------   ------------   -----------
          Net cash provided by (used in) financing
            activities................................    20,313,900     16,495,800    (5,586,900)
                                                        ------------   ------------   -----------
Increase (decrease) in cash and cash equivalents......      (555,600)    (8,988,600)    4,779,800
Cash and cash equivalents at beginning of year........     8,779,500     17,768,100    12,988,300
                                                        ------------   ------------   -----------
Cash and cash equivalents at end of year..............  $  8,223,900   $  8,779,500   $17,768,100
                                                        ============   ============   ===========

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                            1997           1996          1995
                                                        ------------   ------------   -----------
                        SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
  Interest............................................  $  3,187,200   $  1,488,200   $   488,500
  Income taxes........................................  $     33,700   $    548,400   $ 2,181,800
Non-cash investing and financing activities:
  Tax benefit resulting from exercise of stock
     options..........................................  $  3,493,000   $    183,600   $   242,800
  Valuation of non-employee stock options under SFAS
     123 (LitterMaid(TM) acquisition).................  $         --   $    549,000   $        --
  In 1996, the Company purchased a 50-percent interest
     in New M-Tech Corporation in exchange for
     $3,000,000 in cash and $7,000,000 in long-term
     promissory notes.
  In 1996, the Company purchased a 50-percent interest
     in Salton/Maxim Housewares, Inc. in exchange for
     $3,254,300 in cash, 748,112 shares of Windmere
     common stock (valued at $6,057,000) and a
     $10,847,700 promissory note.
  In 1996, the Company acquired the remaining
     50-percent of its seasonal products joint venture
     for a nominal amount. In conjunction with the
     acquisition, the Company obtained the following
     assets and liabilities:
     Cash.............................................  $  1,102,300
     Accounts receivable..............................     1,124,200
     Inventory........................................    10,305,100
     Prepaid and other assets.........................        74,600
     Less liabilities assumed.........................   (13,883,600)
                                                        ------------
     Goodwill.........................................  $  1,277,400
                                                        ============

        The accompanying notes are an integral part of these statements.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

NOTE A -- SUMMARY OF ACCOUNTING POLICIES

     Windmere-Durable Holdings, Inc. and Subsidiaries (the "Company") is principally engaged in the manufacture and sale of personal care, kitchen electric and seasonal products. In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

  Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany balances and transactions are eliminated in consolidation. The Company reflects its investments in its 50%-owned joint ventures at cost plus its equity in undistributed net earnings.

  Foreign Currency Translation

     Balance sheet accounts of the Company's foreign operations are translated at the exchange rate in effect at each year end and income statement accounts are translated at the average exchange rates prevailing during the year. Adjustments resulting from this translation process are accumulated in a separate component of stockholders' equity and are not included in the determination of net earnings. The Company's foreign manufacturing subsidiary utilizes the local currency as its functional currency, and the other foreign subsidiaries primarily utilize the U.S. dollar as their functional currency.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash balances at December 31, 1997 include $4,741,000 held in foreign banks by the Company's Hong Kong and Canadian subsidiaries.

Inventories

     Inventories are stated at the lower of cost or market; cost is determined by the first-in, first-out method. Inventories are comprised of the following:

                                                               1997           1996
                                                           ------------    -----------
Raw materials............................................  $ 13,327,400    $13,824,300
Work in process..........................................    21,062,400     20,551,900
Finished goods...........................................    67,782,600     55,137,800
                                                           ------------    -----------
                                                           $102,172,400    $89,514,000
                                                           ============    ===========

  Receivables from Affiliates

     Receivables from affiliates include accounts receivable which arise in the ordinary course of business and are settled as trade obligations, as well as notes receivable due from certain of the Company's joint venture partners ("affiliates"). Notes receivable from these affiliates are due upon demand and bear interest at prevailing market interest rates (Note C).

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

  Property, Plant and Equipment

     Depreciation and amortization are provided for in amounts sufficient to relate the cost of depreciable assets to their estimated operating service lives using accelerated and straight-line methods.

  Intangible Assets

     Intangible assets, consisting primarily of goodwill, are being amortized on a straight-line basis over periods ranging from 7-20 years. Intangible assets were $13,955,300 and $13,704,600 at December 31, 1997 and 1996, respectively, and the related accumulated amortization was $3,502,000 and $2,700,700, respectively.

     On an ongoing basis, management reviews the valuation and amortization of goodwill. As part of this review, the Company estimates the value and future benefits of the net income generated by the related subsidiaries to determine that no impairment has occurred.

  Fair Value of Financial Instruments

     Financial instruments consist primarily of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, notes payable and bank debt. At December 31, 1997, the fair value of these instruments approximates the carrying amount of these items.

  Derivative Financial Instruments

     The Company uses forward exchange contracts to reduce fluctuations in foreign currency cash flows related to third party raw material and other operating purchases. The terms of the currency instruments used are generally consistent with the timing of the committed or anticipated transactions being hedged. The purpose of the Company's foreign currency management activity is to protect the Company from the risk that eventual cash flows from foreign currency denominated transactions may be adversely affected by changes in exchange rates. Gains and losses on forward exchange contracts are deferred and recognized in income when the related transactions being hedged are recognized. Such gains and losses are reported on the same financial statement line as the hedged transaction. The Company does not use derivative financial instruments for trading or speculative purposes. Outstanding at December 31, 1997, are $7,000,000 in contracts to purchase Hong Kong dollars forward. There is no significant unrealized gain or loss on these contracts. All contracts have terms of six months or less. A deposit of $500,000 is held by the issuer as collateral on the contracts. No such contracts existed at December 31, 1996.

  Income Taxes

     No provision has been made for U.S. taxes on undistributed earnings of foreign subsidiaries and joint ventures of approximately $125,000,000 at December 31, 1997, as it is anticipated that such earnings will be reinvested in their respective operations or in other foreign operations.

     Deferred taxes have been provided on temporary differences in reporting certain transactions for financial accounting and tax purposes.

  Advertising Costs

     Advertising costs are expensed as incurred and are included in selling, general and administrative expenses.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

  Earnings Per Share

     The Company adopted Financial Accounting Standards No. 128 (FAS 128), "Earnings Per Share" in 1997. FAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement as well as the restatement of prior periods presented.

     Basic net earnings per share equals net earnings divided by the weighted average shares outstanding during the year. The computation of diluted net earnings per share includes dilutive common stock equivalents in the weighted average shares outstanding. The reconciliation between the computations is as follows:

                                      NET EARNINGS
                                         (BEFORE
                                      EXTRAORDINARY      BASIC       BASIC     DILUTED      DILUTED
                                          ITEM)          SHARES       EPS       SHARES        EPS
                                      -------------    ----------    -----    ----------    -------
1997................................   $19,835,300     17,654,772    $1.12    19,776,183     $1.00
1996................................   $ 3,951,400     16,846,418    $ .23    17,558,275     $ .23
1995................................   $(1,883,800)    16,758,955    $(.11)   17,236,873     $(.11)

     Included in diluted shares are common stock equivalents relating to options, warrants and convertible debt of 2,121,411, 711,857, and 477,918 for 1997, 1996 and 1995, respectively. Options to purchase 34,000 shares of common stock at prices ranging from $18.38 to $24.19, which were outstanding during 1997, were not included in the computation of diluted EPS because the options' exercise prices were greater than the annual average market price of the common shares. These options were granted in 1997 and become exercisable over the next six years.

     Basic and diluted earnings per share for 1996 are $.03 after the effect of the extraordinary charge of $3,500,000 or $.20 per share for settlement of the Izumi case (Note S).

  Recent Accounting Pronouncements

     In June 1997, the FASB issued Statement of Financial Accounting Standard No. 130 (SFAS 130), "Reporting Comprehensive Income," and No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." These statements are effective for fiscal years commencing after December 15, 1997. The Company will be required to comply with the provisions of these statements in 1998. The Company has not assessed the effect that these new standards will have on its consolidated financial statements and/or disclosures.

  Reclassifications

     Certain prior year amounts within the accompanying financial statements have been reclassified for comparability.

NOTE B -- UNUSUAL OR NON-RECURRING ITEMS

     In 1995, the Company incurred a non-recurring pre-tax loss of $8,000,000 on the sale of an other asset. This transaction reduced 1995 net earnings by $5,280,000, or $.31 per share, on an after-tax basis.

NOTE C -- INVESTMENTS IN JOINT VENTURES

     Investments in joint ventures consist of the Company's interests in joint ventures, accounted for under the equity method. Included are the Company's 50-percent interests in Salton/Maxim Housewares, Inc. ("Salton"), New M-Tech Corporation ("New M-Tech"), PX Distributors, Inc. ("PX"), Breakroom of Tennessee, Inc. and Anasazi Partners, L.P. ("Anasazi").

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

     In December 1996, the Company acquired the remaining 50 percent of its seasonal products joint venture for a nominal amount. The results of operations of the joint venture have been excluded from the summarized financial information below for 1997.

     Summarized financial information of the unconsolidated companies is as follows:

                                                              1997            1996
                                                          ------------    ------------
Current assets..........................................  $189,169,000    $ 85,536,000
Non-current assets......................................    41,623,000      32,524,000
                                                          ------------    ------------
Total assets............................................  $230,792,000    $118,060,000
                                                          ============    ============
Current liabilities.....................................  $158,045,000    $ 65,991,000
Non-current liabilities.................................     2,544,000         889,000
                                                          ------------    ------------
Total liabilities.......................................  $160,589,000    $ 66,880,000
                                                          ============    ============
Sales...................................................  $467,549,000    $162,368,000
                                                          ============    ============
Gross profit............................................  $105,941,000    $ 34,312,000
                                                          ============    ============
Net earnings (loss).....................................  $ 15,885,000    $  5,552,000
                                                          ============    ============

     All sales made by joint ventures, other than sales of $1,250,000 and $935,000 by Salton to the Company in 1997 and 1996, respectively, were to entities other than members of the consolidated group. Included in the Company's sales are sales made to joint ventures of approximately $37,226,200, $17,855,400 and $7,485,300 in 1997, 1996 and 1995, respectively.

     Commencing in 1997, the Company provided New M-Tech with certain administrative services for a monthly management fee. In 1997, the total amount received from New M-Tech for such fees was approximately $93,200.

     The Company's loans to certain of its joint ventures totaled $9,854,100 and $8,045,800 at December 31, 1997 and 1996, respectively. The 1997 amount excludes notes receivable totaling $8,183,000 from the sale of assets by the Company's manufacturing subsidiary (Note P). The Company also has provided a $9.0 million corporate guarantee as support for a credit facility obtained by one of its joint ventures.

NOTE D -- PROPERTY, PLANT AND EQUIPMENT

     The following is a summary of property, plant and equipment:

                                         USEFUL LIVES          1997           1996
                                      ------------------    -----------    -----------
Building..........................        15 -- 50 years    $ 7,784,400    $ 6,315,400
Building improvements.............         8 -- 31 years      1,925,600      2,220,200
Computer equipment................          3 -- 5 years      6,045,500      5,173,300
Furniture and equipment...........          3 -- 8 years     59,128,200     54,853,600
Leasehold improvements............               8 years      9,984,600      8,443,700
Land and land improvements........        15 -- 31 years      2,660,100      2,660,100
                                                            -----------    -----------
                                      (Improvements only)    87,528,400     79,666,300
Less accumulated depreciation and
  amortization....................                           50,329,000     46,906,500
                                                            ===========    ===========
                                                            $37,199,400    $32,759,800
                                                            ===========    ===========

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

NOTE E -- NOTES AND ACCEPTANCES PAYABLE

     The Company's foreign subsidiaries (the "subsidiaries") have $14,600,000 in trade finance lines of credit, payable on demand, which are collateralized by the subsidiaries' tangible and intangible property located in Hong Kong and in the People's Republic of China, as well as a Company guarantee. At December 31, 1997, the subsidiaries were utilizing, including letters of credit, approximately $3,400,000 of these credit lines. These subsidiaries also have available an additional $5,000,000 line of credit which is supported by a domestic standby letter of credit. As of December 31, 1997, $1,500,000 was being utilized under this facility.

     The Company has a $45,000,000 line of credit from a domestic bank, which is collateralized by domestic accounts receivable and inventory. At December 31, 1997, there was $41,500,000 outstanding under this credit line. Borrowings under the line bear interest at LIBOR plus 1.5 percent, (7.2% at December 31, 1997).

NOTE F -- ACCRUED EXPENSES

     Accrued expenses are summarized as follows:

                                                               1997           1996
                                                            -----------    -----------
Advertising allowances..................................    $ 1,307,200    $ 1,075,600
Salaries and bonuses....................................      2,823,600      1,879,300
Volume rebates..........................................      1,586,000      1,325,600
Extraordinary litigation settlement.....................             --      5,300,000
Other...................................................      6,521,000      4,648,200
                                                            -----------    -----------
                                                            $12,237,800    $14,228,700
                                                            ===========    ===========

NOTE G -- LONG-TERM DEBT

     Long-term debt is summarized as follows:

                                                               1997           1996
                                                            -----------    -----------
Note payable to Salton (Note J).........................    $10,847,700    $10,847,700
Notes payable to New M-Tech Corporation (Note J)........      7,000,000      7,000,000
Industrial development revenue bonds....................      2,036,900      2,851,800
                                                            -----------    -----------
                                                             19,884,600     20,699,500
Less current maturities.................................      3,814,800        814,800
                                                            -----------    -----------
Total long-term debt....................................    $16,069,800    $19,884,700
                                                            ===========    ===========

     In 1985, the Company received proceeds of $7,500,000 from the issuance of tax-exempt industrial development revenue bonds. The bonds are being paid off in equal quarterly principal payments of $203,700 through May 2000. At December 31, 1997, the interest rate on the bonds was 6.70%. The bonds include certain covenants which provide, among other things, restrictions relating to the maintenance of minimum levels of working capital, net worth and other financial ratios. These bonds are unsecured (Note I).

NOTE H -- EMPLOYEE BENEFIT PLANS

     The Company has a 401(k) plan for its employees to which the Company makes discretionary contributions at rates dependent on the level of each employee's contributions. Contributions made by the Company are limited to the maximum allowable for federal income tax purposes. The amounts charged to earnings for this plan during the three years ended December 31, 1997 were not significant.

     The Company does not provide any health or other benefits to retirees.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

NOTE I -- INCOME TAXES

     Income tax expense (benefit) consists of the following:

                                                  1997          1996          1995
                                               -----------    ---------    -----------
Current
  Federal..................................    $(3,274,000)   $(748,200)   $(1,392,300)
  Foreign..................................                      (2,100)       183,800
  State....................................          2,000       34,000        (34,200)
                                               -----------    ---------    -----------
                                                (3,272,000)    (716,300)    (1,242,700)
Deferred...................................      4,195,000      436,600        (38,100)
                                               -----------    ---------    -----------
                                               $   923,000    $(279,700)   $(1,280,800)
                                               ===========    =========    ===========

     The analysis of the deferred income tax provision (benefit) representing the tax effects of temporary differences between tax and financial reporting is as follows:

                                                     1997         1996         1995
                                                  ----------    ---------    ---------
Intercompany profit in inventory..............    $  (13,900)   $  (2,700)   $ (72,500)
Differences in timing between financial and
  tax reporting...............................     1,879,000      145,700       49,300
Utilization of net operating loss
  carryforward................................     1,678,200      356,200      220,100
Deferred income...............................       157,300      224,300      224,300
Depreciation and amortization.................       567,200     (246,900)    (303,800)
Other.........................................       (72,800)     (40,000)    (155,500)
                                                  ----------    ---------    ---------
                                                  $4,195,000    $ 436,600    $ (38,100)
                                                  ==========    =========    =========

     The United States and foreign components of earnings (loss) before income taxes are as follows:

                                                 1997           1996           1995
                                              -----------    -----------    -----------
United States...............................  $ 7,521,200    $(2,253,800)   $(8,056,300)
Foreign.....................................   13,237,100      5,925,500      4,891,700
                                              -----------    -----------    -----------
                                              $20,758,300    $ 3,671,700    $(3,164,600)
                                              ===========    ===========    ===========

     The differences between the statutory rates and the tax rates computed on pre-tax profits are as follows:

                                                              1997     1996     1995
                                                                %        %        %
                                                              -----    -----    -----
Tax expense (benefit) at statutory rates....................   34.0%    34.0%   (34.0)%
State taxes, net of federal tax benefit.....................     --       .6      (.7)
Foreign (income) loss not subject to tax....................     --     (6.4)     2.6
Provision for prior years' Hong Kong income taxes...........     --      (.6)    12.3
Net tax rate differential on undistributed foreign
  earnings..................................................  (23.5)   (17.3)   (25.6)
Equity in joint venture earnings not subject to U.S. tax or
  already taxed.............................................  (11.1)   (25.7)    (4.2)
Effect of gross up of foreign taxes, net of foreign tax
  credit....................................................    (.2)    (4.0)    (4.1)
Federal withholding taxes...................................    1.2      6.7      7.8
Other.......................................................    4.1      5.1      5.4
                                                              -----    -----    -----
                                                                4.5%    (7.6)%  (40.5)%
                                                              =====    =====    =====

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

     In 1995, the Company reached an agreement with the Hong Kong Inland Revenue Department concerning the taxes assessed against the Company's consolidated Hong Kong subsidiaries through 1991. The assessment, including interest charges and net of U.S. foreign tax credits, approximated $1,400,000. The Company made a provision in 1995 of $400,000 or $.02 per share, to increase its contingency reserve to the settlement amount. Security deposits of approximately $3,000,000 were refunded to the Company during 1995. Hong Kong tax returns for the fiscal years 1992 through 1996 have been audited and accepted as filed.

     The Internal Revenue Service has completed its examination of the Company's 1992 tax return. No material assessments were made. The Internal Revenue Service is presently examining the Company's 1994 and 1995 income tax returns and the Company's 401(k) Plan filings. It is also examining the Company's compliance with the requirements supporting the deductibility of interest paid on the Industrial Development Revenue Bonds. Management believes that adequate provision for taxes has been made for the years under examination and those not yet examined.

     The Company's future income tax benefits at December 31, 1997, arise primarily from the Company's and its subsidiaries' net operating loss carryforwards. Valuation allowances have not been recorded limiting such benefits based on management's current estimate that future profits will be sufficient to realize these benefits.

     The primary components of future income tax benefits at December 31, 1997 are as follows:

Net operating loss and other carryforwards..................  $ 4,489,800
Depreciation and amortization...............................   (1,743,500)
Deferred income.............................................      131,800
Differences in timing between financial and tax reporting...    1,079,400
Extraordinary litigation settlement.........................           --
Other.......................................................      (25,800)
                                                              -----------
                                                                3,931,700
Less amount included in other assets........................    1,274,100
                                                              -----------
                                                              $ 2,657,600
                                                              ===========

     The tax benefits resulting from the exercise of stock options have been recorded as additions to paid-in capital in the amounts of $3,493,000 and $183,600 in 1997 and 1996, respectively.

     The amounts and expiration years of the Company's tax carryforwards are as follows:

                                                                            EXPIRATION
                                                               AMOUNT         YEARS
                                                             -----------    ----------
Federal net operating losses:
  U.S. ....................................................  $ 8,752,300      2012
  Canada...................................................  $   721,400      2003
  Hong Kong................................................  $   100,900    Unlimited
States/Provincial net operating losses:
  Florida..................................................  $19,960,600      2012
  Ontario..................................................  $    87,300      2003

     The Company also has U.S. tax credit carryforwards of $466,900, many of which do not expire.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

NOTE J -- ACQUISITIONS

  Salton/Maxim Housewares, Inc.

     On July 11, 1996, Windmere completed its acquisition of 50-percent of Salton. The Company received 6,508,572 shares of Salton common stock (market value at date of acquisition of approximately $36.2 million) in exchange for a cash payment of $3,254,300, a $10,847,700 promissory note and 748,112 shares of Windmere stock (market value at date of agreement of approximately $6,057,000). The total cost in excess of net assets acquired is not deemed to be material.

     In addition, the Company received an option to purchase 453,000 shares of Salton common stock at an exercise price of $4.83 per share. The option becomes exercisable only if and to the extent that options to purchase shares of Salton common stock outstanding at the date of the stock purchase agreement are exercised. During 1997, the Company exercised 26,500 options under the terms of the agreement.

     The $10,847,700 promissory note bears interest at a rate of 8-percent per annum, payable quarterly, and matures in July 2001. The note is subordinated to the Company's current and future indebtedness to its senior lender and is collateralized by certain of the Company's domestic assets.

  Littermaid(TM)

     In 1996, the Company purchased certain assets and marketing rights, including patents, for the LitterMaid(TM), computerized, infrared, automatic self-cleaning cat litter box. The purchase price of the assets included $2,200,000 in cash and options to purchase 150,000 shares of the Company's common stock. The total fair value of the options as determined under SFAS 123, is $549,000 and has been included in the cost of the assets acquired (Note L).

  New M-TECH Corporation

     In April 1996, the Company acquired a 50-percent interest in New M-Tech Corporation, a consumer electronics company for $10,000,000. Payment consisted of $3,000,000 in cash and $7,000,000 in unsecured promissory notes. The promissory notes bear interest at 8% per annum and consist of a $3,000,000 promissory note maturing in 1998, and two $2,000,000 promissory notes maturing in 2001, one of which is convertible into shares of the Company's common stock at a price of $15 per share. Conversion may occur at any time during the term of the convertible promissory note, and may be required under certain circumstances. The notes are subordinated to the Company's current and future indebtedness to its senior lender. The total cost in excess of net assets acquired of $5,300,000 has resulted in goodwill and is being amortized over 20 years on a straight-line basis.

  Breakroom of Tennessee, Inc.

     In May 1996, the Company agreed to contribute inventory valued at $250,000 in exchange for a 50-percent interest in Breakroom of Tennessee, Inc., a joint venture formed to market and distribute office products.

  Bay Books & Tapes, Inc.

     In June 1996, the Company acquired the assets of the books and video publishing division of KQED, Inc., consisting mostly of inventory, for $1,180,000 in cash. Bay Books & Tapes, Inc. publishes public television companion books and videos.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

  Anasazi Partners, L.P.

     In June 1996, the Company acquired a 50-percent interest in an investment partnership for $1,250,000. Payments as of December 31, 1997, include a $1,500,000 capital contribution to the partnership and loans totaling $1,500,000 to the partnership's other equity partner. Such loans bear interest at a rate of 8-percent per annum, are unsecured and are payable upon demand.

     The partnership's investments include certain privately traded securities whose values have been estimated by the General Partner in the absence of readily ascertainable market values. Fair value of these securities may differ significantly from the values that would have been used had a ready market for the securities existed.

  Pro Forma

     The results of operations on a pro forma basis as though Salton and New M-Tech had been acquired as of the beginning of the year ended December 31, 1996 is as follows: (In Thousands except per share amounts)

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              ------    -------
Equity in net earnings (loss) of joint ventures.............  $2,152    $  (905)
Net loss....................................................  $ (306)   $(2,482)
Loss per common and common equivalent share.................  $ (.02)   $  (.14)

NOTE K -- COMMITMENTS AND CONTINGENCIES

  Litigation

     The Company, its 50-percent owned joint venture partners Salton/Maxim Housewares, Inc. and New M-Tech Corporation, White Consolidated Industries, Inc. ("White Consolidated"), and certain other parties have been named as defendants in litigation filed by Westinghouse Electric Corporation ("Westinghouse") in the United States District Court for the Western District in Pennsylvania on December 18, 1996. The action arises from a dispute between Westinghouse and White Consolidated over rights to use the "Westinghouse" trademark for consumer products, based on transactions between Westinghouse and White Consolidated in the 1970's and the parties' subsequent conduct. Prior to the filing of Westinghouse's complaint against the Company, White Consolidated, on November 14, 1996, filed a complaint in the United States District Court for the Northern District of Ohio against Westinghouse and another corporation for trademark infringement, dilution, false designation or origin and false advertisement, seeking both injunctive relief and damages. Procedural motions concerning the jurisdiction in which the dispute should be heard have been filed by the parties. The action by Westinghouse seeks, among other things, a preliminary injunction enjoining the defendants from using the trademark, unspecified damages and attorneys' fees. Pursuant to the Indemnification Agreement dated January 23, 1997 by and among White Consolidated, Kmart Corporation, and the Company, White Consolidated is defending and indemnifying the Company for all costs and expenses for claims, damages, and losses, including the costs of litigation. Pursuant to the license agreements with White Consolidated, White Consolidated is defending and indemnifying Salton/Maxim and New M-Tech for all costs and expenses for claims, damages, and losses, including the costs of litigation. On April 9, 1997, on joint motion of the parties, the court issued an order staying future proceedings until the earlier of July 1, 1997 or five days after hearing before the court in order to give the parties an opportunity to pursue settlement discussions. Subsequently, after a status hearing before the court on July 15, 1997, and in accordance with the court's memorandum order of July 17, 1997, counsel for the parties in the litigation pending in the United States District Court for the Western District of Pennsylvania reported to the court in a letter that the parties had agreed to pursue an expedited mini-trial/mediation proceeding in an effort to resolve their disputes. A

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES mediation proceeding occurred and the parties were unable to reach a mediated settlement. Discovery is proceeding and the matter is likely to be tried in late 1998.

     The Company is also subject to other legal proceedings, product liability and other claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability, if any, in excess of applicable insurance coverage, is not likely to have a material effect on the financial position of the Company. However, as the outcome of litigation or other legal claims is difficult to predict, significant changes in the estimated exposures could occur.

  Employment Agreements

     The Company has entered into employment agreements with several of its executive officers for periods ranging from two to five years. The agreements provide the employees with an option to terminate their agreements and receive lump sum payments of up to five years compensation if there is a change in control of the Company.

  Leases

     In January 1998, the Company entered into a long-term operating lease for a warehouse facility. Future minimum payments under the lease, which commences April 1998, are as follows:

1998..........................................    $   472,500
1999..........................................      1,161,600
2000..........................................      1,338,800
2001..........................................      1,338,800
2002..........................................      1,338,800
Thereafter....................................      7,028,400
                                                  -----------
                                                  $12,678,900
                                                  ===========

  Other

     In April 1994, the Company purchased from Ourimbah Investment, Limited ("Ourimbah") the remaining 20% of the issued and outstanding capital stock of Durable (the "Purchased Shares") which had not, prior to such purchase, been owned, directly or indirectly, by the Company. In connection with such purchase, the Company agreed to make an additional payment to Ourimbah for the Purchased Shares upon the occurrence of a change of control of the Company on or before July 1, 1999. Any such additional payment will be in an amount with respect to each Purchased Share equal to the greater of (i) the same multiple of earnings per share of Durable as the highest multiple of earnings per share paid for the shares of common stock of the Company received in connection with such change of control or (ii) the same multiple of net asset value per share of Durable as the highest multiple of price per net asset value per share paid for the shares of common stock of the Company received in connection with such change of control. For purposes of determining whether any such additional payment is required, a change of control will be deemed to have occurred upon (i) the acquisition by any person of 50% or more of the then outstanding shares of common stock of the Company, (ii) a change in the majority of the members of the Company's board of directors who are serving as of the date of the purchase agreement or (iii) the approval by the Company's shareholders of (A) a reorganization, merger or consolidation in which the shareholders of the Company prior to such transaction do not, immediately thereafter, own more than 50% of the combined voting power of the Company following such transaction, (B) a liquidation of dissolution of the Company or (C) a sale of all or substantially all of the Company's assets. No change of control will be deemed to have occurred in connection with any transaction approved by a majority of the members of the board of directors.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

     In December 1997, the employment agreements of the senior members of Salton's management expired. Disagreements arose between the management and the members of the Salton board of directors who have been designated by the Company under the Stockholders' Agreement between the two companies, dated July 11, 1996 (the "Windmere Directors"), as to the provisions to be contained in new agreements or the terms under which management would continue to be employed by Salton if no agreements were executed. During the course of these discussions, Salton alleged that certain actions of the Company would breach the terms of the July 11, 1996 Marketing Cooperation Agreement between the Company and Salton and violate fiduciary duties to Salton. The Company and the Windmere Directors, after being advised by legal counsel, vehemently disagree with the allegations and although discussions are currently under way in an attempt to resolve these issues, there can be no assurance that these negotiations will be successful. A failure to resolve these disputes could have a material adverse effect on the Company's business relationship with Salton.

NOTE L -- STOCKHOLDERS' EQUITY

  Stock Options

     The Company's 1982 and 1992 Employees' Incentive Stock Option Plans provide for granting of options of not more than 1,200,000 shares and 500,000 shares, respectively, of common stock. Options granted under the plans are exercisable in equal annual installments during a five or six year period beginning one year after the date the option is granted. The Company has also granted stock options which are classified as non-qualified, and which are not included in the 1982 or 1992 Employees' Incentive Stock Option Plans.

     In May 1997, the Company's shareholders approved and ratified the 1996 Stock Option Plan. The 1996 plan provides for the granting of incentive stock options for employees and non-qualified stock options for employees, consultants and directors. A total of 850,000 shares of common stock have been reserved under the 1996 plan.

     The exercise price of all options granted by the Company equals the market price at the date of grant. No compensation expense has been recognized.

     Prior to December 31, 1995, the Company accounted for non-qualified options under APB Opinion 25 and related Interpretations. Commencing January 1, 1996, the Company accounts for non-qualified options issued to non-employees, under SFAS 123, Accounting for Stock Based Compensation.

     During 1997, the Company issued options to purchase 25,000 shares to non-employee sales representatives.

     During 1996, the Company issued options to purchase 97,500 shares of common stock to non-employee sales representatives. These sales representatives included Top Sales and TJK (Note P), each of which received options to purchase 25,000 shares. The options were issued with an exercise price that was equal to the market price on the date of the grant. The total fair value of the options, as determined under SFAS 123, was $357,000, which is to be amortized over the vesting period of the options. The 1997 and 1996 expense associated with non-employee stock options totaled $90,000 and $68,000, respectively.

     In connection with the 1996 purchase of certain assets of LitterMaid(TM), the Company issued options for the purchase of 150,000 shares of common stock. The total fair value of the options, as determined under SFAS 123, was $549,000 and has been included in the cost of purchasing the assets.

     Had compensation cost for the Employees' Incentive Stock Option Plans and non-qualified options issued to employees been determined based on the fair value of the options at the grant dates consistent with the method of SFAS 123, the Company's net earnings (loss) and earnings (loss) per share would have been changed to the pro forma amounts indicated below.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                                                 1997           1996           1995
                                              -----------    -----------    -----------
Net earnings (loss)
  As reported...............................  $19,835,300    $   451,400    $(1,883,800)
  Pro forma.................................  $18,911,900    $(2,846,400)   $(1,935,700)
Basic earnings (loss) per share
  As reported...............................  $      1.12    $       .03    $      (.11)
  Pro forma.................................  $      1.07    $      (.17)   $      (.11)
Diluted earnings (loss) per share
  As reported...............................  $      1.00    $       .03    $      (.11)
  Pro forma.................................  $       .96    $      (.17)   $      (.11)

     The above pro forma disclosures may not be representative of the effects on reported net earnings for future years as options vest over several years and the Company may continue to grant options to employees.

     The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: dividend yield of
0.0 percent for all years; expected volatility of 37.85 percent and 43.97 percent; risk-free interest rates of 5.33 percent and 5.56 percent; and expected holding periods of 4 and 6.34 years.

     A summary of the status of the Company's fixed stock options as of December 31, 1997 and 1996, and changes during the years ending on those dates is as follows:

                                                          1997                      1996
                                                 -----------------------   -----------------------
                                                            WEIGHTED-                 WEIGHTED-
                                                 SHARES      AVERAGE       SHARES      AVERAGE
                                                 (000)    EXERCISE PRICE   (000)    EXERCISE PRICE
                                                 ------   --------------   ------   --------------
Outstanding at beginning of year...............  3,369        $ 7.03       1,866        $5.95
Granted........................................    235         14.94       1,758         7.89
Exercised......................................   (764)         6.45        (221)        4.20
Forfeited......................................    (27)         8.68         (34)        6.16
                                                 -----        ------       -----        -----
Outstanding at end of year.....................  2,813          7.77       3,369         7.03
                                                 =====                     =====
Options exercisable at end of year.............  1,750                     1,563
Weighted-average fair value of options granted
  during the year..............................  $5.54                     $4.04

     The following information applies to options outstanding at December 31, 1997.

                              OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                   ------------------------------------------   -----------------------
                               WEIGHTED-
                                AVERAGE          WEIGHTED-                 WEIGHTED-
    RANGE OF       SHARES      REMAINING          AVERAGE       SHARES      AVERAGE
 EXERCISE PRICES   (000)    CONTRACTUAL LIFE   EXERCISE PRICE   (000)    EXERCISE PRICE
-----------------  ------   ----------------   --------------   ------   --------------
$ 2.875 - $ 3.693    228          2.72             $ 3.28         228        $ 3.15
$ 4.500 - $ 6.375    102         12.85               5.88         101          4.72
$ 7.000 - $10.375  2,159         17.17               7.19       1,359          7.37
$10.875 - $14.875    290          6.15              13.88          62         12.46
$18.375 - $24.188     34          6.00              19.23          --            --
                   -----                                        -----
$ 2.875 - $24.188  2,813         14.52               7.77       1,750          6.76
                   =====                                        =====

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

  Warrants

     As part of a lawsuit settlement, warrants to purchase 750,423 shares of the Company's common stock have been issued. The warrants which had an exercise price of $7.50 per share expired on January 19, 1998. Upon expiration, 565,796 warrants had been exercised.

  Common Stock Purchase Rights Plan

     In March 1995, the Company implemented a Common Stock Purchase Rights Plan and distributed one Right for each share of the Company's common stock outstanding. The Rights are not exercisable or transferable, apart from the Company's common stock, until after a person or group acquires, or has the right to acquire, beneficial ownership of 15 percent or more of the Company's common stock (which threshold may, under certain circumstances, be reduced to 10 percent) or announces a tender or exchange offer to acquire such percentage of the Company's common stock. Each Right entitles the holder to purchase one quarter of one share of common stock at an exercise price of $25.00 per full share and contains provisions that entitle the holder in the event of specific transactions, to purchase common stock of the Company or any acquiring or surviving entity at one-half of market price as determined under the terms of the Rights Agreement. The Rights will expire in March 2005, unless previously exercised or redeemed at the option of the Company for $.00001 per Right.

  Stock Purchase Program

     The $3.8 million purchase in 1996 of 463,000 shares of the Company's common stock completed the Company's purchase of 1,000,000 shares of its common stock under the 1994 stock purchase program. In 1996, the Company's Board of Directors authorized a new stock purchase program, whereby, the Company can purchase up to 10-percent of its outstanding shares (approximately 1.6 million shares). No shares have been purchased under the new program.

  Dividends

     In August 1997, the Board of Directors re-evaluated the dividend policy in light of the Company's strategic repositioning for growth and the resultant cash requirements and eliminated the Company's quarterly cash dividend.

NOTE M -- SPECIAL PREFERRED STOCK

     During 1986, the Company was authorized to issue 40,000,000 shares of $.01 par value special preferred stock purchase rights for each share of common stock, par value $.10 per share. These rights entitled the holder to purchase one share of special preferred stock at a price of $.01 under certain conditions in connection with preserving for the Company and its stockholders the benefits of any recovery in the Company's lawsuit with North American Philips Corporation, et al. In 1992, these conditions ceased to apply, therefore, the special preferred stock rights remain outstanding but have no continuing application.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

NOTE N -- GEOGRAPHIC AREA INFORMATION

                                               1997            1996            1995
                                           ------------    ------------    ------------
REVENUES
  United States operations...............  $179,756,100    $127,093,600    $126,959,000
  International operations
     Sales to unaffiliated customers.....    82,129,000      69,910,000      60,817,900
     Transfers between geographical
       areas.............................    96,842,700      82,809,500      83,517,400
  Eliminations...........................   (96,842,700)    (82,809,500)    (83,517,400)
                                           ------------    ------------    ------------
                                           $261,885,100    $197,003,600    $187,776,900
                                           ============    ============    ============
OPERATING PROFIT
  United States operations...............  $   (474,300)   $ (3,831,000)   $ (7,774,000)
  International operations...............    15,033,000       5,020,100       1,854,500
  Eliminations...........................      (530,000)       (889,000)      1,164,000
                                           ------------    ------------    ------------
     Operating profit (loss).............    14,028,700         300,100      (4,755,500)
  Equity in net earnings (loss) of joint
     ventures............................     7,353,200       2,298,700        (392,600)
  Interest expense.......................    (3,351,100)     (1,345,900)       (578,300)
  Interest and other income..............     2,727,500       2,418,800       2,561,800
                                           ------------    ------------    ------------
     Consolidated earnings (loss) before
       income taxes and extraordinary
       item..............................  $ 20,758,300    $  3,671,700    $ (3,164,600)
                                           ============    ============    ============
IDENTIFIABLE ASSETS
  United States operations...............  $248,795,800    $180,503,900    $101,555,700
  International operations...............   174,944,900     159,785,100     145,714,800
  Eliminations...........................  (141,893,600)   (103,010,100)    (59,258,600)
                                           ------------    ------------    ------------
     Consolidated assets.................  $281,847,100    $237,278,900    $188,011,900
                                           ============    ============    ============

     Transfers between geographic areas are billed at negotiated prices. In 1995, the United States operations' operating profit includes an $8,000,000 loss on the sale of an other asset. All United States revenues are derived from sales to unaffiliated customers. Included in domestic revenues and operating profit are certain sales derived from direct product shipments from Hong Kong to customers located in the United States.

     International operations are conducted in Canada, Hong Kong, Europe and the People's Republic of China.

NOTE O -- CONCENTRATION OF CREDIT AND OTHER RISKS

     The Company sells on credit terms to a majority of its customers, most of which are U.S. and Canadian retailers and distributors located throughout those countries.

     Salton accounted for 12.0% of 1997 sales. A kitchen electric appliance distributor and a national retail beauty supply chain accounted for 10.9% and 10.3%, respectively, of 1996 sales. In 1995, Wal-Mart Stores, Inc. and a kitchen electric appliance distributor accounted for 13.1% and 11.4%, respectively, of the Company's sales.

     The Company's allowance for doubtful accounts is based on management's estimates of the creditworthiness of its customers, and, in the opinion of management is believed to be set in an amount sufficient to respond to normal business conditions. Should such conditions deteriorate or any major credit customer

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES default on its obligations to the Company, this allowance may need to be increased which may have an adverse impact upon the Company's earnings.

     The Company produces the vast majority of its products in its facilities in the People's Republic of China ("PRC"). The supply and cost of the products manufactured by Durable can be adversely affected, among other reasons, by changes in foreign currency exchange rates, increased import duties, imposition of tariffs, imposition of import quotas, interruptions in sea or air transportation and political or economic changes. The Company has a significant amount of its assets in the People's Republic, primarily consisting of inventory, equipment and molds. From time to time, the Company explores opportunities to diversify its sourcing and/or production of certain products to other low-cost locations or with other third parties or joint venture partners in order to reduce its dependence on production in the People's Republic and/or reduce Durable's dependence on the Company's existing distribution base. However, at the present time, the Company intends to continue its production in the Peoples's Republic.

     Recent months have seen an unusually rapid devaluation of certain Asian-Pacific currencies. While there has not been a material impact on the currencies in Hong Kong or the People's Republic, where the Company has operations, there can be no assurance that there will not be a material impact in the future.

     Hong Kong underwent a transfer of control to the People's Republic in July 1997. Durable is incorporated in Hong Kong and its executive, sales offices and its senior executives are located or reside there. The Company also conducts significant trading activities through subsidiaries incorporated in Hong Kong. The Company's business has not been materially affected by the governmental changes that have already occurred. Although the Company believes that its operations will not be materially affected by any further governmental changes occurring in Hong Kong, no assurance can be given that such changes will be benign.

     In 1997, President Clinton extended the People's Republic's most-favored nation (MFN) trading status for an additional year. The President announced in 1994 that the United States would, in the future, permanently de-link MFN renewal from human rights issues, other than freedom of emigration provisions. Under U.S. law, MFN status means that products are subject to the relatively low duty rates set forth in Column 1 of the Harmonized Tariff Schedules of the United States (HTSUS), that have resulted from several rounds of reciprocal tariff negotiations conduct under the auspices of the General Agreement on Tariffs and Trade (GATT) since 1945. Products from countries not eligible for MFN treatment are subject to much higher rates of duty, averaging 30 percent ad valorem, as set forth in Column 2 of the HTSUS. If MFN status for goods produced in the People's Republic were removed there would be a substantial increase in tariffs imposed on goods of Chinese origin entering the United States, including those manufactured by the Company, which could have a material adverse impact on the Company's revenues and earnings.

NOTE P -- RELATED PARTY TRANSACTIONS

     The Company has used the services of Top Sales Company, Inc. ("Top Sales"), an independent sales representative, since 1978. A member of the Company's Board of Directors is the sole shareholder and Chief Executive Officer of Top Sales. The Company made commission payments to Top Sales of $531,100, $693,300 and $556,400 in 1997, 1996 and 1995, respectively. In 1996, the President of TJK Sales Inc. ("TJK"), an independent sales representative, became a member of the Company's Board of Directors. Commission payments to TJK totaled $427,000 and $469,000 in 1997 and 1996, respectively.

     In 1986, the Company made a non-interest bearing loan of $78,000 to a director of the Company. The entire amount of such loan was outstanding at December 31, 1997.

     The Company loaned $300,000 to Lion Redcliff Import and Export, Ltd., which is 50-percent owned by an entity whose President is also a Director of the Company. Pursuant to the note, periodic principal payments are made by the debtor. The remaining obligation of $150,000 at December 31, 1997, was paid in March 1998.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

     Included in receivables from affiliates is $584,500 due the Company's President and Chief Executive Officer. Such amount is due upon demand and bears interest at the prevailing market rate.

     On October 1, 1997, one of the Company's wholly-owned subsidiaries sold certain assets to New M-Tech for $1,977,600 of which a gain of $988,800 has been recorded as Other Income. The Company has recorded a note receivable from New M-Tech as payment for the assets. The note is payable in 24 quarterly installments, which commenced December 31, 1997 and bears interest at a rate of prime plus one percent (9.5% at December 31, 1997). On November 1, 1997, New M-Tech purchased all the common stock of the subsidiary for $1,300 and assumed indebtedness totaling $6,220,000 due the Company's wholly-owned manufacturing subsidiary. The note evidencing the indebtedness matures on October 31, 2003, bears interest at a rate of prime plus one percent and is collateralized by inventory and fixed assets.

NOTE Q -- SUPPLIER CONTRACT

     In January 1997, the Company through its 50-percent interests in Salton and New M-Tech entered into supply contracts with the Kmart Corporation for Kmart to purchase, distribute, market and sell certain products under the White-Westinghouse brand name licensed to Salton and New M-Tech. Under the terms of the contract, Salton and New M-Tech will supply Kmart, either through the Company or other manufacturers, with a broad range of small electrical appliances, consumer electronics and telephone products under the White-Westinghouse brand name. Kmart will be the exclusive discount department store to market these White-Westinghouse products. The Company has entered into an agreement guaranteeing the performance of Salton and New M-Tech under the Kmart contract.

NOTE R -- MARKETING COOPERATION AGREEMENT

     The Company has entered into various agreements pursuant to the Marketing Cooperation Agreement executed as part of the 1996 acquisition of Salton.

     In the fourth quarter of 1996, the Company entered into a license agreement, pursuant to which, it holds the exclusive world-wide rights to use the Farberware name on a broad range of small electric products. Under the Company's marketing cooperation agreement with Salton, Salton is to be the exclusive distributor of the Farberware products. The license agreement expires December 31, 2095 and calls for quarterly royalty payments of 10-percent of net sales as defined in the agreement.

     On April 30, 1997, the parties entered into an agreement under which fees are paid to the Company in consideration of its efforts in connection with the supply contract with Kmart.

     Fees earned by the Company under various marketing arrangements with its joint ventures totaled $3.3 million for 1997, and are classified as Sales and Other Revenues. No such fees were earned in 1996.

NOTE S -- EXTRAORDINARY ITEM

     On March 27, 1997, the Company paid $4,500,000 to settle the lawsuit filed in April 1994 by Izumi relating to the Phillips settlement in 1992. An accrual of $5,300,000, including $800,000 in estimated legal expenses, was recorded as of December 31, 1996. The transaction resulted in an after tax charge of $3,500,000 and has been recorded as an extraordinary item, to correspond with the extraordinary gain recorded from the settlement in 1992.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

NOTE T -- CONDENSED CONSOLIDATING FINANCIAL INFORMATION

     The Company's domestic subsidiaries will be guarantors of the Company's planned Offering of Senior Subordinated Notes. The following condensed consolidating financial information presents the results of operations, financial position and cash flows of the Company (on a stand alone basis), the guarantor subsidiaries (on a combined basis), the non-guarantor subsidiaries (on a combined basis) and the eliminations necessary to arrive at the consolidated results of the Company. The results of operations and cash flows presented below assume as if the guarantor subsidiaries were in place for all periods presented. The Company and subsidiary guarantors have accounted for investments in their respective subsidiaries on an unconsolidated basis using the equity method of accounting. The Subsidiary Guarantors are wholly-owned subsidiaries of the Company and have fully and unconditionally guaranteed the Notes on a joint and several basis. The Notes contain certain covenants which, among other things, will restrict the ability of the Subsidiary Guarantors to make distributions to Windmere-Durable Holdings Inc. The Company has not presented separate financial statements and other disclosures concerning the guarantors and non-guarantor subsidiaries because it has determined they would not be material to investors.

                        WINDMERE DURABLE HOLDINGS, INC.

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                    WIND DUR
                                                    HOLDINGS    GUARANTORS     NON-GUAR.    ELIMINATIONS   CONSOLIDATED
                                                   ----------   -----------   -----------   ------------   ------------
STATEMENT OF EARNINGS
Net Sales........................................          --   189,468,000   169,259,900    (96,842,800)  261,885,100
Cost of goods sold...............................          --   148,402,000   145,778,700    (96,673,500)  197,507,200
                                                   ----------   -----------   -----------   ------------   -----------
  Gross profit...................................          --    41,066,000    23,481,200       (169,300)   64,377,900
Operating expenses...............................    (674,600)   45,700,100     4,963,400        360,300    50,349,200
Non recurr items.................................          --            --            --             --            --
                                                   ----------   -----------   -----------   ------------   -----------
  Operating income...............................     674,600    (4,634,100)   18,517,800       (529,600)   14,028,700
Other (income) expense, net......................  (3,066,100)    1,166,700    (3,424,600)     5,947,600       623,600
                                                   ----------   -----------   -----------   ------------   -----------
  Earnings before income taxes and
    minority int in subsidiaries.................   3,740,700     5,800,800    21,942,400     (6,477,200)   13,405,100
Provision for income taxes.......................          --    (1,967,100)    2,507,000        383,100       923,000
Equity in earnings (loss) of affiliated
  companies, net of tax..........................     578,200     6,775,000            --             --     7,353,200
Minority interest................................          --            --            --             --            --
                                                   ----------   -----------   -----------   ------------   -----------
Net earnings.....................................   4,318,900     2,941,300    19,435,400     (6,860,300)   19,835,300
                                                   ==========   ===========   ===========   ============   ===========
BALANCE SHEET
Cash.............................................          --            --     8,223,900             --     8,223,900
Accounts receivables.............................          --    45,235,500     4,788,000     (6,685,500)   43,338,000
Intercompany receivables.........................   3,063,500   (24,939,400)   27,573,200      9,593,900    15,291,000
Inventories......................................          --    63,054,300    39,980,700       (862,600)  102,172,400
Other current assets.............................          --    10,179,100     1,582,100       (826,400)   10,934,800
                                                   ----------   -----------   -----------   ------------   -----------
    Total current assets.........................   3,063,500    93,529,500    82,147,900      1,219,400   179,960,300
Investments in affiliated companies..............  80,692,100    50,422,400    46,199,200   (134,222,900)   43,090,800
Property and equipment net.......................          --     7,310,100    29,889,300             --    37,199,400
Other Assets.....................................          --    10,236,800    20,250,300     (8,890,500)   21,596,600
                                                   ----------   -----------   -----------   ------------   -----------
    Total assets.................................  83,755,600   161,498,800   178,486,700   (141,894,000)  281,847,100
                                                   ==========   ===========   ===========   ============   ===========
Notes payable....................................          --    49,350,200     4,981,600    (11,350,200)   42,981,600
Accounts Payable.................................          --     7,120,000     8,054,200       (573,700)   14,600,500
Accrued expenses.................................   2,178,900     6,141,000     3,885,100         32,800    12,237,800
Curr maturities of L.T...........................          --       814,900            --      2,999,900     3,814,800
Income taxes payable and other current
  liabilities....................................          --       997,500      (178,200)      (571,800)      247,500
                                                   ----------   -----------   -----------   ------------   -----------
    Total current liabilities....................   2,178,900    64,423,600    10,742,700     (9,463,000)   73,882,200
Long term debt...................................  10,847,700     8,222,200            --      3,000,100    16,069,800
Covenant and licenses L.T........................          --       126,200            --        947,600     1,073,800
Deferred Income Taxes............................          --      (185,700)    2,153,700     (1,968,000)           --
                                                   ----------   -----------   -----------   ------------   -----------
    Total Liabilities............................  13,026,600    72,586,300    18,896,400    (13,483,500)   91,025,800
Shareholders' equity.............................  70,729,000    88,912,500   159,590,300    128,410,500   190,821,300
                                                   ----------   -----------   -----------   ------------   -----------
Total liabilities and shareholder equity.........  83,755,600   161,498,800   178,486,700   (141,894,000)  281,847,100
                                                   ==========   ===========   ===========   ============   ===========
CASH FLOW INFORMATION
Net cash provided (used) in operating
  activities.....................................   4,251,600    16,546,100    20,694,200     (6,759,100)    1,640,600
Net cash provided (used) in investing
  activities.....................................  (4,371,200)  (40,768,400)  (18,410,700)    41,040,200   (22,510,100)
Net cash provided (used) in financing
  activities.....................................     119,600    55,197,700      (400,900)   (34,281,100)   20,835,300
Effect of exchange rate..........................          --            --      (321,400)            --      (321,400)
Cash at beginning................................          --     2,116,800     6,662,700             --     8,779,500
Cash at end......................................          --            --     8,223,900             --     8,223,900

                        WINDMERE DURABLE HOLDINGS, INC.

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                              WIND DUR
                                              HOLDINGS    GUARANTORS     NON-GUAR.    ELIMINATIONS   CONSOLIDATED
                                             ----------   -----------   -----------   ------------   ------------
STATEMENT OF EARNINGS
Net Sales..................................      --       137,593,800   142,219,200    (82,809,400)  197,003,600
Cost of goods sold.........................      --       107,992,000   131,566,600    (82,280,200)  157,278,400
                                             ----------   -----------   -----------   ------------   -----------
    Gross profit...........................      --        29,601,800    10,652,600       (529,200)   39,725,200
Operating expenses.........................     258,000    32,538,100     6,268,700        360,300    39,425,100
Non recurring items........................      --           --            --             --            --
                                             ----------   -----------   -----------   ------------   -----------
    Operating income.......................    (258,000)   (2,936,300)    4,383,900       (889,500)      300,100
Other (income) expense.....................  (1,494,300)     (607,500)     (671,100)     1,700,000    (1,072,900)
                                             ----------   -----------   -----------   ------------   -----------
  Earnings before income taxes and minority
    int. in subsidiaries...................   1,236,300    (2,328,800)    5,055,000     (2,589,500)    1,373,000
Provision for income taxes.................    (157,700)     (701,400)      225,900        353,500      (279,700)
Equity in earnings (loss) of affiliated
  companies, net of tax....................   3,130,100      (831,400)      --             --          2,298,700
Extraordinary item.........................      --        (3,500,000)      --             --         (3,500,000)
                                             ----------   -----------   -----------   ------------   -----------
Net earnings...............................   4,524,100    (5,958,800)    4,829,100     (2,943,000)      451,400
                                             ==========   ===========   ===========   ============   ===========
BALANCE SHEET
Cash.......................................      --         2,116,800     6,662,700        --          8,779,500
Accounts receivables.......................      --        31,620,500    10,209,900     (4,229,200)   37,601,200
Intercompany receivables...................     817,200      (988,300)    8,091,100      4,218,800    12,138,800
Inventories................................      --        42,343,100    47,962,700       (791,800)   89,514,000
Other current assets.......................      --         5,272,800     1,845,000       (135,000)    6,982,800
                                             ----------   -----------   -----------   ------------   -----------
    Total current assets...................     817,200    80,364,900    74,771,400       (937,200)  155,016,300
Investments in affiliated companies........  76,320,900    10,418,800    46,199,100    (97,648,000)   35,290,800
Property and equipment.....................      --         7,207,000    25,552,800        --         32,759,800
Other Assets...............................      --         6,366,400    12,270,600     (4,425,000)   14,212,000
                                             ----------   -----------   -----------   ------------   -----------
    Total assets...........................  77,138,100   104,357,100   158,793,900   (103,010,200)  237,278,900
                                             ==========   ===========   ===========   ============   ===========
Notes payable..............................      --        29,350,200     3,882,500    (11,350,200)   21,882,500
Accounts payable...........................      --         2,830,100     9,276,400        --         12,106,500
Accrued expenses...........................      --        10,290,600     3,938,100        --         14,228,700
Curr maturities of L.T. ...................      --           814,800       --             --            814,800
Income taxes payable and other current
  liabilities..............................      --         2,194,100      (347,600)    (1,427,100)      419,400
                                             ----------   -----------   -----------   ------------   -----------
    Total current liabilities..............      --        45,479,800    16,749,400    (12,777,300)   49,451,900
Long term debt.............................  10,847,600     9,037,100       --             --         19,884,700
Covenant & licenses L.T. ..................      --           247,500       --             --            247,500
Deferred Income Taxes......................      --          (185,600)       68,400        117,200       --
                                             ----------   -----------   -----------   ------------   -----------
    Total Liabilities......................  10,847,600    54,578,800    16,817,800    (12,660,100)   69,584,100
Shareholders' Equity.......................  66,290,500    49,778,300   141,976,100    (90,350,100)  167,694,800
                                             ----------   -----------   -----------   ------------   -----------
Total liabilities and shareholder equity...  77,138,100   104,357,100   158,793,900   (103,010,200)  237,278,900
                                             ==========   ===========   ===========   ============   ===========
CASH FLOW INFORMATION
Net cash provided (used) in operating
  activities...............................      --         4,978,600     4,628,200        --          9,606,800
Net cash provided (used) in investing
  activities...............................      --       (26,929,000)   (8,162,200)       --        (35,091,200)
Net cash provided (used) in financing
  activities...............................      --        12,655,600     3,843,400        --         16,499,000
Effect of exchange rate....................      --           --             (3,200)       --             (3,200)
Cash at beginning..........................      --        11,411,600     6,356,500        --         17,768,100
Cash at end................................      --         2,116,800     6,662,700        --          8,779,500

                        WINDMERE DURABLE HOLDINGS, INC.

                  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                              WIND DUR                        NON
                                            HOLDINGS INC.   GUARANTORS    GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                            -------------   -----------   -----------   ------------   ------------
STATEMENT OF EARNINGS
Net Sales.................................    --            137,087,900   134,226,400   (83,517,400)   187,776,900
Cost of goods sold........................    --            105,186,900   126,761,800   (85,041,400)   146,907,300
                                              --            -----------   -----------   -----------    -----------
  Gross profit............................    --             31,881,000     7,464,600     1,524,000     40,869,000
Operating expenses........................    --             31,133,400     6,131,400     1,360,300     37,625,100
Non recurring items.......................    --              8,000,000       --            --          (8,000,000)
                                              --            -----------   -----------   -----------    -----------
  Operating income........................    --             (7,252,400)    1,333,200     1,163,700     (4,755,500)
Other (income) expense, net...............    --             (4,455,000)    2,471,500       --          (1,983,500)
                                              --            -----------   -----------   -----------    -----------
  Earnings before income taxes and
    minority int in subsidiaries..........    --             (2,797,400)   (1,138,300)    1,163,700     (2,772,000)
Provision for income taxes................    --             (1,715,500)      273,100       161,600     (1,280,800)
Equity in earnings (loss) of affiliated
  companies, net of tax...................    --               (393,200)          600       --            (392,600)
Minority interest.........................    --                --            --            --             --
                                              --            -----------   -----------   -----------    -----------
    Net earnings..........................    --             (1,475,100)   (1,410,800)    1,002,100     (1,883,800)
BALANCE SHEET
Cash......................................    --             11,411,600     6,356,500       --          17,768,100
Accounts receivables......................    --             28,286,900     6,530,800     1,779,600     36,597,300
Intercompany receivables..................    --              3,672,700     7,049,000      (738,900)     9,982,800
Inventories...............................    --             36,712,700    42,584,200      (262,600)    79,013,600
Other current assets......................    --              2,592,000       990,500       244,000      3,826,500
                                              --            -----------   -----------   -----------    -----------
    Total current assets..................    --             82,675,900    63,511,000     1,022,100    147,188,300
Investments in affiliated companies.......    --              9,689,700    46,199,100    55,888,800        --
Property and equipment net................    --              7,450,400    23,034,300       --          30,484,700
                                              --            -----------   -----------   -----------    -----------
Other Assets..............................    --              2,224,900    12,505,900    (4,391,900)    10,338,900
                                              --            -----------   -----------   -----------    -----------
    Total assets..........................    --            102,040,900   145,250,300   (59,258,600)   188,011,900
                                              ==            ===========   ===========   ===========    ===========
Notes payable.............................    --             11,350,200        42,300   (11,350,200)        42,300
Accounts Payable..........................    --              1,522,800     8,456,900       --           9,979,700
Accrued expenses..........................    --              4,527,100     3,600,700       --           8,127,800
Curr maturities of L.T....................    --                814,800       --            --             814,800
Income taxes payable and other current
  liabilities.............................    --              1,422,500      (550,000)     (274,400)       598,100
                                              --            -----------   -----------   -----------    -----------
    Total current liabilities.............    --             19,637,400    11,549,900   (11,624,600)    19,562,700
Long term debt............................    --              2,851,800       --            --           2,851,800
Covenant and licenses L.T.................    --                666,900       --            --             666,900
Deferred Income Taxes.....................    --               (185,700)      105,500        80,200        --
                                              --            -----------   -----------   -----------    -----------
    Total Liabilities.....................    --             22,970,400    11,655,400   (11,544,400)    23,081,400
Shareholders' equity......................    --             79,069,800   133,574,900   (47,714,200)   164,930,500
                                              --            -----------   -----------   -----------    -----------
Total liabilities and shareholder
  equity..................................    --            102,040,200   145,230,300   (59,258,600)   188,011,900
                                              ==            ===========   ===========   ===========    ===========
CASH FLOW INFORMATION
Net cash provided (used) in operating
  activities..............................    --              5,345,500    10,936,200    (2,280,000)    14,051,700
Net cash provided (used) in investing
  activities..............................    --              3,089,200   (31,396,100)   24,621,900     (3,685,000)
Net cash provided (used) in financing
  activities..............................    --             (3,813,500)   19,705,600   (22,265,000)    (6,372,900)
Effect of exchange rate...................    --                --            862,900       (76,900)       786,000
Cash at beginning.........................    --              6,790,400     6,197,900       --          12,988,300
Cash at end...............................    --             11,411,600     6,356,500       --          17,768,100

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                          SUPPLEMENTAL FINANCIAL DATA

QUARTERLY FINANCIAL DATA (UNAUDITED)

     The quarterly results for the years 1997 and 1996 are set forth in the following tabulation.

                                                                     NET       EARNINGS
                                                         GROSS     EARNINGS     (LOSS)
                                             SALES      PROFIT      (LOSS)     PER SHARE
                                            --------    -------    --------    ---------
                                                           (IN THOUSANDS)
1997
  First quarter.........................    $ 51,412    $10,819    $   321       $ .02
  Second quarter........................      60,063     13,006      1,941         .10
  Third quarter.........................      79,976     17,959      8,517         .43
  Fourth quarter........................      70,434      22,54      9,056         .45
                                            --------    -------    -------       -----
          Total.........................    $261,885    $64,378    $19,835       $1.00
                                            ========    =======    =======       =====
1996
  First quarter.........................    $ 40,440    $ 8,603    $   296       $ .02
  Second quarter........................      39,503      8,349       (442)       (.03)
  Third quarter.........................      56,181     10,415      1,701         .10
  Fourth quarter........................      60,880     12,358     (1,104)*      (.06)
                                            --------    -------    -------       -----
          Total.........................    $197,004    $39,725    $   451       $ .03*
                                            ========    =======    =======       =====

---------------
* Differs by $.01 from earnings per share for the year-ended 1996, due to the effect of the change in common shares and common equivalent shares outstanding from quarter to quarter. Includes an after tax extraordinary charge for the settlement of the Izumi case of $3,500,000 or $.20 per share.

QUARTERLY STOCK QUOTATIONS AND DIVIDENDS PER SHARE

     The Company's common stock is traded on the New York Stock Exchange under the symbol WND. High and low market prices and dividends paid per share in 1997 and 1996, by quarters, are as follows:

                                                              MARKET PRICE
                                                              -------------      CASH
                                                              HIGH     LOW     DIVIDENDS
                                                              -----    ----    ---------
1997
  Fourth quarter..........................................    26 11/16 19 5/8    $ --
  Third quarter...........................................    24 1/8   16 1/4      --
  Second quarter..........................................    16 9/16  12 7/8     .05
  First quarter...........................................    14 5/8   12         .05
                                                                                 ----
                                                                                 $.10
                                                                                 ====
1996
  Fourth quarter..........................................    16 3/4   12 5/8    $.05
  Third quarter...........................................    15 3/8   11 1/4     .05
  Second quarter..........................................    14 3/4    9 5/      .05
  First quarter...........................................    11        6 7/      .05
                                                                                 ----
                                                                                 $.20
                                                                                 ====

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                    YEARS ENDED DECEMBER 1997, 1996 AND 1995

              COLUMN A                 COLUMN B         COLUMN C            COLUMN D       COLUMN E
------------------------------------  ----------  ---------------------    ----------     ----------
                                                        ADDITIONS
                                                  ---------------------
                                      BALANCE AT  CHARGED TO   CHARGED                    BALANCE AT
                                      BEGINNING   COSTS AND   TO OTHER                      END OF
            DESCRIPTION               OF PERIOD    EXPENSES   ACCOUNTS     DEDUCTIONS       PERIOD
            -----------               ----------  ----------  ---------    ----------     ----------
YEAR ENDED DECEMBER 31, 1997
  Reserves deducted from assets to
     which they apply:
     Allowance for possible losses
       on accounts receivable.......  $1,129,000   $ 433,000   $62,700(a)  $ (513,400)(b) $1,111,300
                                      ==========   =========   =======     ==========     ==========
YEAR ENDED DECEMBER 31, 1996
  Reserves duducted from assets to
     which they apply:
     Allowance for possible losses
       on accounts receivable.......  $1,158,000   $ 930,000   $ 4,000(a)  $ (963,000)(b) $1,129,000
                                      ==========   =========   =======     ==========     ==========
YEAR ENDED DECEMBER 31, 1995
  Reserves duducted from assets to
     which they apply:
     Allowance for possible losses
       on accounts receivable.......  $1,338,100   $ 894,700   $31,600(a)  $1,106,400(b)  $1,158,000
                                      ==========   =========   =======     ==========     ==========

---------------
(a) Recoveries of amounts previously written off against the reserve.

(b) Write-off of accounts receivable against the reserve.

                        PART I -- FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

                        WINDMERE-DURABLE HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
                  (IN THOUSANDS EXCEPT PER SHARE INFORMATION)

                                                              THREE MONTHS ENDED MARCH 31,
                                                          ------------------------------------
                                                                1998                1997
                                                          ----------------    ----------------
Sales and Other Revenues................................  $55,394    100.0%   $51,412    100.0%
Cost of Goods Sold......................................   42,511     76.7     40,593     79.0
                                                          -------    -----    -------    -----
  Gross Profit..........................................   12,883     23.3     10,819     21.0
Selling, General and Administrative Expenses............   11,706     21.1      9,697     18.9
                                                          -------    -----    -------    -----
  Operating Profit......................................    1,177      2.2      1,122      2.1
Other (Income) Expense
  Interest Expense......................................    1,045      1.9        624      1.2
  Interest and Other Income.............................     (681)    (1.2)      (477)     (.9)
                                                          -------    -----    -------    -----
                                                              364       .7        147       .3
                                                          -------    -----    -------    -----
Earnings Before Equity in Net Earnings of Joint Ventures
  and Income Taxes......................................      813      1.5        975      1.8
Equity in Net Earnings of Joint Ventures................      444       .8       (490)     (.9)
                                                          -------    -----    -------    -----
Earnings Before Income Taxes............................    1,257      2.3        485       .9
Provision for Income Taxes..............................      121       .2        164       .3
                                                          -------    -----    -------    -----
Net Earnings............................................  $ 1,136      2.1%   $   321       .6%
                                                          =======    =====    =======    =====
Earnings Per Share -- basic.............................  $   .06             $   .02
                                                          =======             =======
Earnings Per Share -- diluted...........................  $   .06             $   .02
                                                          =======             =======
Dividends Per Common Share..............................  $   .00             $   .05
                                                          =======             =======

        The accompanying notes are an integral part of these statements.

                        WINDMERE-DURABLE HOLDINGS, INC.

                    CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                                 (IN THOUSANDS)

                                                             3/31/98     12/31/97    3/31/97
                                                             --------    --------    --------
                                           ASSETS
CURRENT ASSETS
Cash & Cash Equivalents....................................  $  2,491    $  8,224    $  9,188
Accounts and Other Receivables, less allowances of $1,068,
  $1,111 and $1,193, respectively..........................    38,506      43,338      32,492
Receivables from Affiliates (Note 2).......................    17,303      15,291      17,108
Inventories
  Raw Materials............................................    16,330      13,327      13,856
  Work-in-process..........................................    21,711      21,062      21,077
  Finished Goods...........................................    61,728      67,783      50,112
                                                             --------    --------    --------
          Total Inventories................................    99,769     102,172      85,045
Prepaid Expenses...........................................     7,032       4,618       4,903
Refundable Income Taxes....................................     3,950       5,043          --
Future Income Tax Benefits.................................     1,274       1,274       3,274
                                                             --------    --------    --------
          Total Current Assets.............................   170,325     179,960     152,010
INVESTMENTS IN JOINT VENTURES (NOTE 2).....................    43,699      43,091      34,880
PROPERTY, PLANT & EQUIPMENT -- AT COST, less accumulated
  depreciation of $52,014, $50,329 and $46,959,
  respectively.............................................    38,009      37,199      33,139
Notes Receivable from Affiliate............................     7,872       7,799          --
OTHER ASSETS...............................................    13,766      13,798      13,867
                                                             --------    --------    --------
          TOTAL ASSETS.....................................  $273,671    $281,847    $233,896
                                                             ========    ========    ========
                                         LIABILITIES
CURRENT LIABILITIES
Notes and Acceptances Payable..............................  $ 45,452    $ 42,982    $ 26,846
Current Maturities of Long-term Debt.......................     3,365       3,815         815
Accounts Payable and Accrued Expenses......................    16,109      26,838      18,757
Deferred Income, current portion...........................       165         247         352
                                                             --------    --------    --------
          Total Current Liabilities........................    65,091      73,882      46,770
LONG-TERM DEBT.............................................    15,866      16,070      19,681
DEFERRED INCOME, less current portion......................     1,031       1,074         165
STOCKHOLDERS' EQUITY (Note 3)
Special Preferred Stock -- authorized 40,000,000 shares of
  $.01 par value; none issued
Common Stock -- authorized 40,000,000 shares of $.10 par
  value; shares outstanding: 18,722, 18,119 and 17,478,
  respectively.............................................     1,872       1,812       1,748
Paid-in Capital............................................    40,668      41,024      35,986
Retained Earnings..........................................   150,223     149,088     130,431
Unrealized Foreign Currency Translation Adjustment.........    (1,080)     (1,102)       (885)
                                                             --------    --------    --------
          Total Shareholders' Equity.......................   191,683     190,821     167,280
                                                             --------    --------    --------
          TOTAL LIABILITIES & SHAREHOLDERS' EQUITY.........  $273,671    $281,847    $233,896
                                                             ========    ========    ========

        The accompanying notes are an integral part of these statements.

                        WINDMERE-DURABLE HOLDINGS, INC.

               CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                                 (IN THOUSANDS)

                                                              THREE MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                1998       1997
                                                              --------    -------
Cash flows from operating activities:
  Net earnings..............................................  $  1,136    $   321
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation of property, plant and equipment..........     1,861      1,622
     Amortization of intangible assets......................       213        264
     Amortization of deferred income........................      (125)      (149)
     Net change in allowance for losses on accounts
      receivable............................................       (44)       (57)
     Equity in net earnings (loss) of joint ventures........      (608)       310
     Changes in assets and liabilities
       Decrease in accounts and other receivables...........     4,875      5,166
       Decrease in inventories..............................     2,403      4,469
       Increase in prepaid expenses.........................    (2,414)    (1,152)
       (Increase) decrease in other assets..................      (180)       148
       Decrease in accounts payable and accrued expenses....   (10,729)    (7,578)
       Decrease in current and deferred income taxes........     1,093         --
       (Increase) decrease in other accounts................        22       (146)
                                                              --------    -------
          Net cash provided by (used in) operating
           activities.......................................    (2,497)     3,218
Cash flows from investing activities:
  Additions to property, plant and equipment -- net.........    (2,671)    (2,001)
  Increase in receivable accounts and notes from
     affiliates.............................................    (2,085)    (4,935)
                                                              --------    -------
          Net cash used in investing activities.............  $ (4,756)   $(6,936)
Cash flows from financing activities:
  Net borrowings under lines of credit......................  $  2,470    $ 4,963
  Payments of long-term debt................................      (654)      (204)
  Exercise of stock options and warrants....................     2,050        223
  Cash dividends paid.......................................        --       (855)
  Payment of withholding tax on stock option exercises......    (2,346)        --
                                                              --------    -------
          Net cash provided by financing activities.........     1,520      4,127
                                                              --------    -------
          (Decrease) increase in cash and cash
           equivalents......................................    (5,733)       409
Cash and cash equivalents at beginning of year..............     8,224      8,779
                                                              --------    -------
Cash and cash equivalents at end of quarter.................  $  2,491    $ 9,188
                                                              ========    =======

               SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for:
  Interest..................................................  $  1,643    $   117
  Income taxes..............................................  $     29    $    68

        The accompanying notes are an integral part of these statements.

                        WINDMERE-DURABLE HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUMMARY OF ACCOUNTING POLICIES

  Interim Reporting

     In the opinion of the Company, the accompanying unaudited consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's financial position as of March 31, 1998 and 1997, and the results of its operations and changes in financial position for the interim periods. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in the registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

  Reclassifications

     Certain prior period amounts have been reclassified for comparability.

  Receivables From Affiliates

     Receivables from affiliates include accounts receivable which arise in the ordinary course of business and are settled as trade obligations, as well as the current portion of notes receivable due from certain of the Company's joint venture partners ("affiliates"). Notes receivable from these affiliates are due upon demand and bear interest at prevailing market interest rates.

2.  INVESTMENTS IN JOINT VENTURES

     Investments in joint ventures consist of the Company's interests in joint ventures, accounted for under the equity method. Included are the Company's 50-percent interests in Salton/Maxim Housewares, Inc.("Salton"), Newtech Electronics Industries, Inc. ("Newtech"), PX Distributors, Inc. ("PX"), Breakroom of Tennessee, Inc. and Anasazi Partners, L.P. ("Anasazi").

     Summarized financial information of the unconsolidated companies is as follows:

                                                  THREE                         THREE
                                               MONTHS ENDED    YEAR ENDED    MONTHS ENDED
                                                 3/31/98        12/31/97       3/31/97
                                               ------------    ----------    ------------
                                                             (IN THOUSANDS)
EARNINGS
Sales........................................    $107,064       $467,549       $50,177
Gross Profit.................................    $ 29,746       $108,100       $14,055
Net Earnings (Loss)..........................    $  1,541       $ 15,885       $  (619)
BALANCE SHEET
Current Assets...............................    $172,539       $169,300       $78,215
Noncurrent Assets............................    $ 41,679       $ 38,781       $34,011
Current Liabilities..........................    $140,171       $132,550       $60,241
Shareholders' Equity.........................    $ 74,047       $ 61,581       $51,098

     Notes receivable from affiliates totaled $16.7 million at March 31, 1998 which includes $8.1 million, of which $.3 million is short term, from the 1997 sale of one of the Company's manufacturing subsidiaries. The Company has also provided a $9.0 million corporate guarantee as support for a credit facility obtained by one of its joint ventures.

     All sales made by joint ventures in the three month periods ended March 31, 1998 and 1997 were to entities other than members of the consolidated group. Sales totaling $6.3 million and $7.7 million were made by the Company to the joint ventures in the three month periods ended March 31, 1998 and 1997,

                        WINDMERE-DURABLE HOLDINGS, INC.

respectively. Included in Receivables from Affiliates at March 31, 1998 is $6.7 million due the Company from the joint ventures for trade receivables.

     Note: Profits earned by the Company's manufacturing subsidiary on sales to joint ventures are included in the consolidated earnings results and are not part of the above table.

3.  SHAREHOLDERS' EQUITY

  Earnings Per Share

     In 1997, the Company adopted Financial Accounting Standards No. 128 (SFAS
128) "Earnings Per Share." Basic shares for the three month periods ended March 31, 1998 and 1997 were 18,413,731 and 17,465,494, respectively. Included in diluted shares are common stock equivalents relating to options, warrants and convertible debt of 1,779,910 and 1,855,345 for the three-month periods ended March 31, 1998 and 1997, respectively.

4.  RECENT ACCOUNTING PRONOUNCEMENTS

     The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income," effective January 1, 1998. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in financial statements. Differences between net earnings and comprehensive earnings for the three-month periods ended March 31, 1998 and 1997 were insignificant and, therefore, have not been separately disclosed.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures About Segments of an Enterprise and Related Information." The Company has not assessed the effect this new standard will have on its consolidated financial statements and/or disclosures.

5.  MARKETING COOPERATION AGREEMENT

     On April 30, 1997, the Company entered into a Letter Agreement with Salton pursuant to the Marketing Cooperation Agreement included as part of the original Stock Purchase Agreement. Fees earned by the Company under marketing arrangements with its joint ventures totaled $.7 million for the three-month period ended March 31, 1998 and are classified as Sales and Other Revenues. Fees earned in the 1997 period were insignificant.

6.  COMMITMENTS AND CONTINGENCIES

     The Company, its 50 percent owned joint venture partners Salton and Newtech, White Consolidated Industries, Inc. ("White Consolidated"), and certain other parties have been named as defendants in litigation filed by Westinghouse Electric Corporation ("Westinghouse") in the United States District Court for the Western District in Pennsylvania on December 18, 1996. The action arises from a dispute between Westinghouse and White Consolidated over rights to use the "Westinghouse" trademark for consumer products, based on transactions between Westinghouse and White Consolidated in the 1970's and the parties' subsequent conduct. Prior to the filing of Westinghouse's complaint against the Company, White Consolidated, on November 14, 1996, filed a complaint in the United States District Court for the Northern District of Ohio against Westinghouse and another corporation for trademark infringement, dilution, false designation or origin and false advertisement, seeking both injunctive relief and damages. Procedural motions concerning the jurisdiction in which the dispute should be heard have been filed by the parties. The action by Westinghouse seeks, among other things, a preliminary injunction enjoining the defendants from using the trademark, unspecified damages and attorneys' fees. Pursuant to the Indemnification Agreement dated January 23, 1997 by and among White Consolidated, Kmart Corporation, and the Company, White Consolidated is defending and indemnifying the Company for all costs and expenses for claims, damages, and

                        WINDMERE-DURABLE HOLDINGS, INC.

losses, including the costs of litigation. Pursuant to the license agreements with White Consolidated, White Consolidated is defending and indemnifying Salton and Newtech for all costs and expenses for claims, damages, and losses, including the costs of litigation. On April 9, 1997, on joint motion of the parties, the court issued an order staying future proceedings until the earlier of July 1, 1997 or five days after hearing before the court in order to give the parties an opportunity to pursue settlement discussions. Subsequently, after a status hearing before the Court on July 15, 1997, and in accordance with the Court's memorandum order of July 17, 1997, counsel for the parties in the litigation pending in the United States District Court for the Western District of Pennsylvania reported to the Court in a letter that the parties had agreed to pursue an expedited mini- trial/mediation proceeding in an effort to resolve their disputes. A mediation proceeding occurred and the parties were unable to reach a mediated settlement. Discovery is proceeding and the matter is likely to be tried in late 1998.

     In December 1997, the employment agreements of the senior members of Salton's management expired. Disagreements arose between the management and the members of the Salton board of directors who have been designated by the Company under the Stockholders' Agreement between the two companies, dated July 11, 1996 (the "Windmere Directors"), as to provisions to be contained in new agreements or the terms under which management would continue to be employed by Salton if no agreements were executed. During the course of these discussions, Salton alleged that certain actions of the Company would breach the terms of the July 11, 1996 Marketing Cooperation Agreement between the Company and Salton and violate fiduciary duties to Salton. The Company and the Windmere Directors, after being advised by legal counsel, vehemently disagree with the allegations.

     On May 7, 1998, the Company announced that it had entered into an agreement which grants Salton the right to purchase the Company's 6,535,072 shares of Salton for $12 per share in cash and a six and one-half year, $15 million subordinated promissory note bearing interest at 4% per annum.

     The note is offset by 5% of the total purchase price paid by Salton for product purchases from the Company and its affiliates during the term of the note. The aggregate value of the transaction would be equivalent to $14.27 per share of Salton common stock. If Salton fails to exercise their right on or prior to June 30, 1998 or to close the purchase on or prior to October 30, 1998, then the Company will have the right to acquire all of the shares of Salton which it does not own in a tender offer and/or merger for $14.27 per share in cash or in registered shares of its common stock.

     The agreement further provides that in the event Salton acquires the Company's 50% interest in Salton: (i) the Company will simultaneously pay in full its $10.8 million promissory note to Salton; (ii) Salton will repurchase for approximately $3.3 million an option owned by the Company to purchase up to 458,500 shares of Salton stock; and (iii) various contractual and other arrangements, including those relating to Kmart, will continue subject to certain modifications.

     The Company and the other 50 percent owner in Newtech have entered into an agreement whereby each party will transfer 5.0% of their interest in Newtech to a third party if and when a liquidity event for the Company occurs. Pursuant to the agreement, a liquidity event would occur if Newtech sells equity interests in a public offering, Newtech is sold to a third party, or if there is an other disposition of the Company's interest or other similar event. On May 14, 1998, Newtech filed a Form S-1 Registration Statement to publicly offer shares of its common stock with the Securities and Exchange Commission.

7.  SUBSEQUENT EVENTS

     On May 11, 1998 the Company announced that it had signed a definitive agreement to acquire The Black & Decker Corporation's Household Products Group, which includes the Cooking, Garment Care, Food Preparation and Beverage categories.

                        WINDMERE-DURABLE HOLDINGS, INC.

     Pursuant to the terms of the acquisition agreement, the Company will purchase the assets and assume certain liabilities of The Black & Decker Household Products Group for $315 million in cash. In connection with the transaction, the Company and Black & Decker have established a long-term licensing arrangement which will allow Windmere to continue to market products under the Black & Decker brand name in the Cooking, Garment Care, Food Preparation and Beverage categories in North and Latin America, excluding Brazil, Uruguay and Paraguay, for a minimum of six and one-half years on a royalty-free basis with potential renewal periods upon mutual agreement. The Company has received a commitment from its senior lender in the amount of the transaction plus transaction fees as well as an additional working capital facility. The transaction is expected to close within 60 days, subject to the receipt of regulatory and other necessary approvals.

     On June 26, 1998, the Company completed its acquisition of The Black & Decker Household Products Group. The Company borrowed an aggregate of approximately $377,000,000 under the Senior Credit Facilities and the Senior Subordinated Loans. The proceeds were used to close on the acquisition and to repay certain indebtedness. The Company has filed a registration statement with the Securities and Exchange Commission to offer $125 million of Senior Subordinated Notes and $100 million of common stock, and the proceeds of this offering, if successful, will be used primarily to repay the Senior Subordinated Loans incurred in the HPG acquisition.

     On June 26, 1998, Salton/Maxim Housewares Inc. ("Salton") announced that it has elected to exercise its option to acquire the Company's 50% equity interest in Salton for $12/ share plus a $15 million promissory note (the note is subject to reduction in certain circumstances). Salton has until October 30 to close such purchase otherwise the Company has the right to acquire the Salton common stock that it does not currently own.

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

8.  CONDENSED CONSOLIDATING FINANCIAL INFORMATION

                                                       THREE MONTHS ENDED MARCH 31, 1998
                                     ---------------------------------------------------------------------
                                       WIND DUR                      NON
                                     HOLDINGS INC.   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                     -------------   ----------   ----------   ------------   ------------
STATEMENT OF OPERATIONS
Net Sales..........................          --          44,507       25,563       (14,676)        55,394
Cost of goods sold.................          --          35,037       22,450       (14,976)        42,511
                                       --------      ----------   ----------   -----------     ----------
  Gross profit.....................          --           9,470        3,113           300         12,883
Operating expenses.................        (154)         10,375        1,395            90         11,706
Non-recurring items................          --              --           --            --             --
                                       --------      ----------   ----------   -----------     ----------
  Operating income.................         154            (905)       1,718           210          1,177
Other (income) expense, net........         107             358         (460)          359            364
                                       --------      ----------   ----------   -----------     ----------
  Earnings before income taxes and
     minority int. in
     subsidiaries..................          47          (1,263)       2,178          (149)           813
Provision for income taxes.........          --              43           94           (16)           121
Equity in earnings of affiliated
  companies, net of tax............         121             323           --            --            444
Minority interest..................          --              --           --            --             --
                                       --------      ----------   ----------   -----------     ----------
Net earnings.......................         168            (983)       2,084          (133)         1,136
                                       ========      ==========   ==========   ===========     ==========
BALANCE SHEET
Cash...............................          --          (1,593)       4,084            --          2,491
Accounts receivables...............          --          27,955        9,709           842         38,506
Intercompany receivables...........         793          (7,305)      24,112          (297)        17,303
Inventories........................          --          54,458       45,672          (361)        99,769
Other current assets...............          --          15,589        1,324        (4,657)        12,256
                                       --------      ----------   ----------   -----------     ----------
     Total current assets..........         793          89,104       84,901        (4,473)       170,325
Investments in affiliated
  companies........................      80,701          51,021       46,200      (134,223)        43,699
Property and equipment.............          --           7,429       30,580            --         38,009
Other Assets.......................          --           4,632       20,137        (3,131)        21,638
                                       --------      ----------   ----------   -----------     ----------
     Total assets..................      81,494         152,186      181,818      (141,827)       273,671
                                       ========      ==========   ==========   ===========     ==========
Notes payable......................          --          50,350        6,452       (11,350)        45,452
Accounts Payable...................          --           2,657        8,567          (622)        10,602
Accrued expenses...................          45           1,978        3,484            --          5,507
Curr maturities of L.T. ...........          --           3,365           --            --          3,365
Income taxes payable and other
  current liabilities..............          --             948         (134)         (649)           165
                                       --------      ----------   ----------   -----------     ----------
     Total current liabilities.....          45          59,298       18,369       (12,621)        65,091
Long term debt.....................      10,848           5,018           --            --         15,866
Covenant and licenses L.T. ........          --             125           --           906          1,031
Deferred Income Taxes..............          --            (186)       2,154        (1,968)            --
                                       --------      ----------   ----------   -----------     ----------
     Total Liabilities.............      10,893          64,255       20,523       (13,683)        81,988
Shareholders' equity...............      70,601          87,931      161,295      (128,144)       191,683
                                       --------      ----------   ----------   -----------     ----------
     Total liabilities and
       shareholders equity.........      81,494         152,186      181,818      (141,827)       273,671
                                       ========      ==========   ==========   ===========     ==========

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                                                       THREE MONTHS ENDED MARCH 31, 1998
                                     ----------------------------------------------------------------------
                                       WIND DUR                       NON
                                     HOLDINGS INC.   GUARANTORS   GUARANTORS    ELIMINATIONS   CONSOLIDATED
                                     -------------   ----------   -----------   ------------   ------------
CASH FLOW INFORMATION
Net cash provided (used) in
  operating activities.............           --           (522)       (1,975)           --         (2,497)
Net cash provided (used) in
  investing activities.............           --         (2,399)       (2,357)           --         (4,756)
Net cash provided (used) in
  financing activities.............           --          1,329           213            --          1,542
Effect of exchange rate............           --             --           (22)           --            (22)
Cash at beginning..................           --             --         8,224            --          8,224
Cash at end........................           --         (1,592)        4,083            --          2,491

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                      THREE MONTHS ENDED MARCH 31, 1997
                                  --------------------------------------------------------------------------
                                     WIND DUR                        NON
                                  HOLDINGS, INC.    GUARANTORS    GUARANTORS    ELIMINATIONS    CONSOLIDATED
                                  --------------    ----------    ----------    ------------    ------------
STATEMENT OF OPERATIONS
Net Sales.......................         --           38,918        28,701        (16,207)         51,412
Cost of goods sold..............         --           30,600        26,770        (16,777)         40,593
                                       ----           ------        ------        -------          ------
     Gross profit...............         --            8,318         1,931            570          10,819
Operating expenses..............         --            8,724           882             91           9,697
Non-recurring items.............         --               --            --             --              --
                                       ----           ------        ------        -------          ------
     Operating income...........         --             (406)        1,049            479           1,122
Other (income) expense, net.....        107              402          (362)            --             147
                                       ----           ------        ------        -------          ------
  Earnings before income taxes
     and minority int in
     subsidiaries...............       (107)            (808)        1,411            479             975
Provision for income taxes......         --                3            61            100             164
Equity in (earnings) of
  affiliated companies, net of
  tax...........................       (572)              82            --             --            (490)
Minority interest...............         --               --            --             --              --
                                       ----           ------        ------        -------          ------
Net earnings....................       (679)            (729)        1,350            379             321
                                       ====           ======        ======        =======          ======

                WINDMERE-DURABLE HOLDINGS, INC. AND SUBSIDIARIES

                                 (IN THOUSANDS)

                                                        THREE MONTHS ENDED MARCH 31, 1997
                                      ----------------------------------------------------------------------
                                         WIND DUR                      NON
                                      HOLDINGS, INC.   GUARANTORS   GUARANTORS   ELIMINATIONS   CONSOLIDATED
                                      --------------   ----------   ----------   ------------   ------------
BALANCE SHEET
Cash................................          --          1,793        7,395             --         9,188
Accounts receivables................          --         26,385        6,981           (874)       32,492
Intercompany receivables............         (36)           191       17,774           (821)       17,108
Inventories.........................          --         41,000       43,444            601        85,045
Other current assets................          --          5,737        2,304            136         8,177
                                          ------        -------      -------       --------       -------
     Total current assets...........         (36)        75,106       77,898           (958)      152,010
Investments in affiliated
  companies.........................      75,864         10,840       46,200        (98,024)       34,880
Property and equipment net..........          --          7,327       25,812             --        33,139
Other Assets........................          --          4,784       12,249         (3,166)       13,867
                                          ======        =======      =======       ========       =======
     Total assets...................      75,828         98,057      162,159       (102,148)      233,896
                                          ======        =======      =======       ========       =======
Notes payable.......................          --         32,850        5,347        (11,351)       26,846
Accounts Payable....................          --          1,752       10,503             --        12,255
Accrued expenses....................          --          2,656        3,362            484         6,502
Curr maturities of L.T. ............          --            815           --             --           815
Income taxes payable and other
  current liabilities...............          --          2,123         (344)        (1,427)          352
                                          ------        -------      -------       --------       -------
     Total current liabilities......          --         40,196       18,868        (12,294)       46,770
Long term debt......................      10,848          8,833           --             --        19,681
Covenant & licenses L.T. ...........          --            165           --             --           165
Deferred Income Taxes...............          --           (186)          69            117            --
                                          ------        -------      -------       --------       -------
     Total Liabilities..............      10,848         49,008       18,937        (12,177)       66,616
Shareholders' equity................      64,980         49,049      143,222        (89,971)      167,280
                                          ------        -------      -------       --------       -------
Total liabilities and shareholder
  equity............................      75,828         98,057      162,159       (102,148)      233,896
                                          ======        =======      =======       ========       =======
CASH FLOW INFORMATION
Net cash provided (used) in
  operating activities..............          --         (8,260)      11,478             --         3,218
Net cash provided (used) in
  investing activities..............          --          4,027      (10,963)            --        (6,936)
Net cash provided (used) in
  financing activities..............          --          3,910          113             --         4,023
Effect of exchange rate.............          --             --          104             --           104
Cash at beginning...................          --          2,116        6,663             --         8,779
Cash at end.........................          --          1,793        7,395             --         9,188

                HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING AND
                             LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

                    COMBINED STATEMENT OF FINANCIAL POSITION
                             (AMOUNTS IN THOUSANDS)

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
ASSETS
  Current assets
     Accounts receivable, net of allowances of $3,800 in
      1997 and $3,100 in 1996...............................  $ 96,460    $ 55,084
     Inventories............................................    40,971      53,146
     Prepaid expenses and other.............................     5,808       8,986
                                                              --------    --------
          Total current assets..............................   143,239     117,216
  Property, equipment and capitalized software, net.........    74,457      74,781
  Goodwill..................................................    23,451      27,134
  Other assets..............................................    17,400      17,755
                                                              --------    --------
          Total assets......................................   258,547     236,886

LIABILITIES
  Current liabilities
     Accounts payable.......................................    12,419      22,729
     Accrued liabilities....................................    51,109      51,340
                                                              --------    --------
          Total current liabilities.........................    63,528      74,069
  Other liabilities.........................................    35,547      38,130
                                                              --------    --------
          Total liabilities.................................    99,075     112,199
                                                              --------    --------
OWNER'S NET INVESTMENT......................................  $159,472    $124,687
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING AND
                             LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

                        COMBINED STATEMENT OF OPERATIONS
                             (AMOUNTS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                             --------------------------------
                                                               1997        1996        1995
                                                             --------    --------    --------
Net sales..................................................  $402,928    $412,446    $445,739
Cost of goods sold.........................................   289,423     295,187     315,296
                                                             --------    --------    --------
Gross margin...............................................   113,505     117,259     130,443
Selling, general and administrative expenses...............   104,736     106,143     110,233
Restructuring..............................................        --       4,676          --
                                                             --------    --------    --------
Operating income...........................................     8,769       6,440      20,210
Other expense..............................................       579       1,698       3,464
                                                             --------    --------    --------
Earnings before income taxes...............................     8,190       4,742      16,746
Income tax provision.......................................     3,936       3,319       6,995
                                                             --------    --------    --------
Net earnings...............................................  $  4,254    $  1,423    $  9,751
                                                             ========    ========    ========

   The accompanying notes are an integral part of these financial statements.

                HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING AND
                             LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

                        COMBINED STATEMENT OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1996       1995
                                                              --------   --------   --------
OPERATING ACTIVITIES:
Net earnings................................................  $  4,254   $  1,423   $  9,751
Adjustments to reconcile net earnings to cash flows from
  operating activities:
  Depreciation and amortization.............................    18,171     18,081     17,666
  Restructuring charges.....................................        --      4,676         --
  Changes in selected working capital items:
     (Increase) decrease in accounts receivable.............    (7,480)    (1,181)    49,568
     Decrease in inventories................................    11,908     16,589      1,718
     (Decrease) increase in accounts payable................   (10,288)     4,221     (2,284)
  Other assets and liabilities..............................     3,561        408      4,716
  Net decrease in accounts receivable sold..................   (34,507)    (8,450)   (24,116)
                                                              --------   --------   --------
Net cash (used in) provided from operating activities.......   (14,381)    35,767     57,019
INVESTING ACTIVITIES:
Capital expenditures........................................   (16,922)   (22,306)   (18,979)
Proceeds from disposal of assets............................       185         63      1,932
                                                              --------   --------   --------
Net cash used in investing activities.......................   (16,737)   (22,243)   (17,047)
FINANCING ACTIVITIES:
Net cash invested by (remitted to) owner....................    31,118    (13,524)   (39,972)
                                                              --------   --------   --------
CASH AT BEGINNING AND END OF YEAR...........................  $     --   $     --   $     --
                                                              ========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                            HOUSEHOLD PRODUCTS GROUP
                 EXCLUDING CLEANING AND LIGHTING PRODUCT LINES

            COMBINED STATEMENT OF CHANGES IN OWNER'S NET INVESTMENT
                             (AMOUNTS IN THOUSANDS)

BALANCE AT DECEMBER 31, 1994................................  $166,529
  Net income................................................     9,751
  Foreign currency translation adjustments..................       671
  Net financing provided to B&D.............................   (39,972)
                                                              --------
BALANCE AT DECEMBER 31, 1995................................   136,979
  Net income................................................     1,423
  Foreign currency translation adjustments..................      (191)
  Net financing provided to B&D.............................   (13,524)
                                                              --------
BALANCE AT DECEMBER 31, 1996................................   124,687
  Net income................................................     4,254
  Foreign currency translation adjustments..................      (587)
  Net financing provided by B&D.............................    31,118
                                                              --------
BALANCE AT DECEMBER 31, 1997................................  $159,472
                                                              ========

   The accompanying notes are an integral part of these financial statements.

       HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                             (AMOUNT IN THOUSANDS)

1.  BASIS OF PRESENTATION

     Household Products Group Excluding Cleaning and Lighting Product Lines ("HPG") presented in these financial statements is a component of The Black & Decker Corporation ("B&D") that markets and manufactures small household appliances excluding cleaning and lighting product lines in the Western Hemisphere exclusive of Brazil (collectively, the "Market Area"). HPG's operations consist of three manufacturing facilities located in the United States, Mexico and Malaysia and a dedicated United States marketing and sales organization. Sales in the remainder of the Market Area are managed through sales and marketing organizations shared with other product lines of B&D. Additionally, within the United States, HPG products are sold through service centers and retail outlets and utilize distribution facilities managed by other divisions of B&D. Certain sourcing and purchasing operations are conducted through other B&D managed entities.

     The accompanying combined financial statements have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Form 8-K to be filed by Windmere-Durable Holdings, Inc. in connection with its acquisition of HPG.

     Throughout the period covered by the combined financial statements, the HPG business was not conducted discretely from other businesses of B&D and, accordingly, separate financial statements for HPG were not prepared. These combined financial statements have been prepared from the historical accounting records of B&D. The combined financial statements include all revenues of HPG, all items of expense directly incurred by it and expenses charged or allocated to it by B&D in the normal course of business. In addition, certain expenses were allocated by B&D to HPG for the sole purpose of preparing these combined financial statements. As a result of the business structure discussed above, the vast majority of selling, general and administrative expenses are allocated. For additional information concerning expenses charged or allocated to HPG by B&D, see Note 3. These combined financial statements were prepared without regard to legal organization.

     B&D principally utilizes a centralized cash management system. Under this system, HPG's cash requirements were provided directly by B&D; similarly, cash generated by HPG was remitted directly to B&D. All charges and allocations of costs for functions and services provided by B&D are deemed paid by HPG, in cash, in the period in which the cost is recorded in the combined financial statements. Intercompany balances with B&D, net of cash, are included in owner's net investment. No B&D indebtedness is directly attributable to the assets of HPG. Accordingly, no debt of B&D or related interest expense has been allocated to HPG.

     HPG's results have been included in B&D's consolidated income tax returns in the various taxing jurisdictions in the Market Area. The amount of taxes payable or receivable due to/from B&D for 1997, 1996 and 1995 is included as a component of owner's net investment. The provision for income taxes, the related assets and liabilities, and the related footnote disclosures are presented as if HPG had filed separate tax returns and are in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

     The historical basis in inventories, property and equipment, capitalized software and goodwill are clearly identifiable to the HPG business. Other elements of working capital are not as clearly identifiable and accordingly working capital other than inventory has been allocated to HPG in order to estimate the total fixed and working capital investment related to reported revenues.

     All of the accounting judgments, estimations and allocations in the combined financial statements are based on assumptions that B&D management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if HPG had been operated as a separate entity.

2.  SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates: The combined financial statements and related disclosures have been prepared on the basis of presentation disclosed in Note 1. They reflect management's estimates and assumptions. Actual results could differ from these estimates, impacting reported results of operations and financial position.

     Foreign currency translation: The financial statements of HPG businesses located outside the United States, except those businesses operating in highly inflationary economies and manufacturing operations producing primarily for the United States market, generally are measured using the local currency as the functional currency. Assets and liabilities of these businesses are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are included in owner's net investment. Income and expense items are translated at average monthly rates of exchange. Gains and losses from foreign currency transactions of these businesses are included in net earnings. For businesses operating in highly inflationary economies and manufacturing operations producing primarily for the United States market, gains and losses from balance sheet translation adjustments are included in net earnings.

     Revenue recognition: Revenues are recognized when products are shipped and ownership risk and title pass to the customer.

     Inventories: Inventories are stated at the lower of cost or market. The cost of United States inventories is based primarily on the last-in, first-out
(LIFO) method; all other inventories are based on the first-in, first-out (FIFO) method.

     Property and equipment: Property and equipment is stated at historical cost, net of accumulated depreciation. Property and equipment is depreciated over their estimated useful lives, primarily on the straight-line basis. In general, the estimated useful lives are as follows:

Buildings................................    50 years
Computers and related equipment..........    2-4 years
Furniture and office equipment...........    15 years
Leasehold improvements...................    Shorter of lease term or useful life
Machinery and other equipment............    8-13 years
Tools and dies...........................    Shorter of estimated life of tool/die,
                                             product life cycle or 3 years

     Capitalized software costs: HPG capitalizes the cost of purchased software. Software costs are amortized over five years from the date placed in service.

     Goodwill:  Goodwill is amortized on the straight-line method over 20 years.

     Advertising and promotional costs: Advertising and promotional costs are expensed in the year they are first used. Advertising and promotional expense for the years ended December 31, 1997, 1996 and 1995 approximated $22,600, $24,700 and $27,700, respectively.

     Research and development costs: Costs associated with the development of new products and changes to existing products are expensed as incurred and approximated $7,600, $7,600 and $5,800 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Stock-based compensation: B&D has elected to follow the accounting provisions of Accounting Principles Board Opinion (APBO) No. 25 for stock-based compensation.

     Derivative financial instruments: B&D utilizes derivative financial instruments to manage certain foreign currency exposures including those of HPG. Gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Deferred gains on options that hedge forecasted cash flows, including intercompany cash flows generally related to inventory purchases, are recognized in cost of sales when the related inventory is sold or when a hedged purchase is no longer expected to occur. Forward contracts that hedge forecasted intercompany transactions are marked to market. Foreign currency contracts held by B&D on behalf of HPG outstanding at December 31, 1997 were not material to these combined financial statements.

3.  RELATED PARTY TRANSACTIONS

     As previously discussed, in many regards the operations of HPG are commingled with those of other B&D operations. Related party expenses included in these combined financial statements include B&D corporate overhead allocated to HPG ("Corporate expense allocations"), costs incurred on behalf of HPG by B&D largely to leverage B&D's combined purchasing power ("Corporate pass-through charges"), costs shared by HPG and other B&D operations which are charged primarily based on relative usage ("Shared direct services with B&D affiliates"), and business unit overhead allocated to HPG ("Business unit overheads"). The amounts charged for these services may not necessarily be representative of the costs that would be incurred by HPG on a stand-alone basis. In addition, business unit overheads in the HPG United States marketing organization have been allocated to the cleaning and lighting product lines which have been excluded from these combined financial statements. Products manufactured in HPG production facilities for other B&D operations have been transferred at cost and the related sales and expenses are excluded from these combined financial statements.

     Corporate expense allocations: B&D provides certain indirect management services to HPG, including corporate and group management, treasury, tax, risk management, certain legal services, internal audit and other indirect administrative functions. The corporate expense allocations related to HPG included in these combined financial statements was $4,600, $3,000 and $5,600 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Corporate pass-through charges: B&D provides certain common services for HPG and other B&D affiliates, including group self-insurance programs and blanket insurance coverage. Many of these services represent services provided by third parties whereby B&D incurs the cost of the service on behalf of HPG. B&D charges HPG for the estimated cost of these services. The charges for many of these services from B&D represent estimates based upon certain allocations. The amounts charged by B&D for these services may not necessarily be representative of the costs that would be incurred by HPG on a stand-alone basis.

     Corporate pass-through charges allocated to HPG in the United States and reflected in the accompanying Combined Statement of Operations for each year are as follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
Product liability.....................................  $ 4,720    $ 2,917    $ 3,397
Workers' compensation.................................      234        209        203
General liability and loss insurance..................      361        268        342
Employee benefits:
  Medical.............................................    3,672      3,843      4,217
  Pension.............................................      788        716        538
  Post-retirement medical.............................      149        388      1,275
  401(k)..............................................      432        497        417
Patent expenses.......................................      208        323        353
Employment taxes......................................    2,223      2,345      2,224
                                                        -------    -------    -------
                                                        $12,787    $11,506    $12,966
                                                        =======    =======    =======

     Shared direct services with B&D affiliates: HPG utilizes various direct services provided by other B&D affiliates, including product distribution, purchasing and information technology services. HPG is charged for these services from the applicable affiliates as follows:

          Product distribution: HPG's products are distributed in the United States through two distribution centers which are operated by other B&D affiliates. These distribution centers provide distribution services to HPG and other B&D affiliates including shipping, receiving, warehousing and invoicing. The charges from these distribution centers for these services represent charges based upon certain allocation methodologies. The amounts charged by B&D for these services may not necessarily be representative of the costs that would be incurred by HPG on a stand-alone basis. Costs charged to HPG for the use of these distribution services are reflected within selling, general and administrative expenses in the accompanying Combined Statement of Operations and totaled $12,700, $13,100 and $14,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

          Purchasing. A B&D affiliate provides certain sourcing, purchasing and inspection services with respect to finished goods and component parts provided by vendors located in the Far East for many B&D business units, including HPG. In exchange for these services, B&D charges HPG an administrative fee of $1,100 per annum. The amount of the administrative fee was determined by B&D based upon an allocation of the affiliate's overhead costs to all business units which utilize the affiliate's services. The amounts allocated by B&D may not necessarily be representative of the costs that would be incurred by HPG on a stand-alone basis.

          Purchases made by B&D on behalf of HPG for the years ended December 31, 1997, 1996 and 1995, approximated $85,900, $89,200 and $82,300, respectively.

          Information technology and communication services. Certain information technology and communication services are provided to HPG by B&D affiliates. These services include mainframe computer processing, payroll and benefits processing, information and communication systems support, equipment lease administration, and the use of telephone and data communication lines. The charges allocated to HPG for these services represent both allocations of common costs and specifically identified expenses that are incurred on behalf of HPG by other B&D affiliates. The amounts charged to HPG for these services may not necessarily be representative of the costs that would be incurred by HPG on a stand-alone basis. Costs charged to HPG for the use of these information technology and communication services are reflected within selling, general and administrative expenses in the accompanying Combined Statement of Operations and totaled $1,700, $1,500 and $1,600 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Business unit overheads. As previously mentioned, HPG sells its products in the Market Area outside of the United States through B&D affiliates. Selling, general and administrative expenses include those costs, principally promotion, marketing and research and development expenses, which are specifically attributable to the HPG business. Those selling, general and administrative expenses not directly attributable to HPG or other B&D product lines are allocated to product lines, including HPG, on the basis of product line sales to total sales. Allocated selling, general and administrative expenses included in the HPG Combined Statement of Operations were $20,500, $19,700 and $19,200 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Within the United States and Canada, B&D affiliates operate over 100 service centers and 20 retail outlet stores. These service centers and outlet stores primarily sell new and reconditioned B&D products, including HPG products. New HPG products sold through these channels are primarily supplied by HPG, and reconditioned products sold through these channels are supplied by a reconditioning center operated by a B&D affiliate. Amounts reflected in the accompanying Combined Statement of Operations represent HPG's share of the operating results of the aforementioned service centers and retail outlets including allocated overheads. Indirect costs included in these combined financial statements which were allocated to revenues generated through these service centers and outlets totaled $6,400, $6,700 and $6,600 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Within the United States, selling, general and administrative expenses were allocated between the HPG business and the cleaning and lighting product lines first on the basis of specific identification. Those expenses that were not specifically attributable to the HPG business or cleaning and lighting product lines were allocated based on the revenue contribution of the respective businesses or product lines. Costs allocated to cleaning and lighting, and therefore excluded from these combined financial statements, were $37,300, $55,700 and $59,800 for the years ended December 31, 1997, 1996 and 1995, respectively. These costs include portions of the Corporate pass-through charges and shared direct services with B&D affiliates noted above.

4.  ACCOUNTS RECEIVABLE

     HPG participated in B&D's sales of receivables program under which HPG's and other B&D affiliate's receivables were sold without significant recourse on a revolving basis. In December 1997, B&D terminated its sale of receivables program. At December 31, 1996, B&D estimates that it had sold approximately $34,500 of HPG's receivables under this program. The estimate is based on an allocation percentage derived by dividing HPG's receivables eligible for sale at that time by B&D's total receivable available for sale at that time, multiplied by the actual receivables sold under the program. The discount on the sale of receivables of $600, $1,700 and $2,200 for the years ended December 31, 1997, 1996 and 1995, respectively, is recorded in other expense.

     HPG continuously evaluates the credit worthiness of its customers, and generally does not require collateral.

5.  INVENTORIES

     The classification of inventories at the end of each year consisted of the following:

                                                               1997       1996
                                                              -------    -------
Raw materials and work in progress..........................  $ 8,670    $13,777
Finished goods..............................................   36,651     45,141
Provision for excess and obsolete inventories...............   (4,350)    (5,772)
                                                              -------    -------
                                                              $40,971    $53,146
                                                              =======    =======

     The cost of inventories determined under the last-in, first-out method
(LIFO) approximates the cost determined under the first-in, first-out (FIFO) method. The cost of United States inventories stated under the

LIFO method was approximately 60% and 50% of total inventories at December 31, 1997 and 1996, respectively. For the year ended December 31, 1996, gross margin increased by $700 due to a LIFO liquidation.

6.  PROPERTY, EQUIPMENT AND CAPITALIZED SOFTWARE

     Major classes of property, equipment and capitalized software at the end of each year are summarized as follows:

                                                                1997        1996
                                                              --------    --------
Land and land improvements..................................  $  2,733    $  2,568
Buildings and leasehold improvements........................    21,519      22,729
Computers and related equipment.............................     4,276       6,947
Furniture and office equipment..............................     2,606       3,088
Machinery and other equipment...............................    92,929     107,060
Tools and dies..............................................    26,265      27,850
Construction in progress....................................     2,724       3,797
Capitalized software........................................     4,553          --
                                                              --------    --------
                                                               157,605     174,039
Less accumulated depreciation and amortization..............    83,148      99,258
                                                              --------    --------
                                                              $ 74,457    $ 74,781
                                                              ========    ========

     Depreciation expense for the year ended December 31, 1997, 1996 and 1995 was approximately $14,500, $14,400 and $14,000, respectively.

7.  GOODWILL

     Goodwill at the end of each year was as follows:

                                                                1997        1996
                                                              --------    --------
Goodwill....................................................  $ 85,825    $ 85,804
Accumulated amortization....................................   (62,374)    (58,670)
                                                              --------    --------
                                                              $ 23,451    $ 27,134
                                                              ========    ========

8.  ACCRUED LIABILITIES

     Accrued liabilities at the end of each year consisted of the following:

                                                               1997       1996
                                                              -------    -------
Accrued advertising and promotion...........................  $ 8,717    $14,816
Accrued warranty............................................    7,311      7,419
Accrued payroll and benefits................................    7,510      5,186
Other.......................................................   27,571     23,919
                                                              -------    -------
                                                              $51,109    $51,340
                                                              =======    =======

9.  EMPLOYEE BENEFIT PLANS

     Throughout the period covered by the combined financial statements, HPG's United States employees were covered by certain non-contributory defined benefit plans of B&D. The benefits for these plans are based primarily on employees' years of service and remuneration near retirement. The cost of these plans for HPG was determined on an actuarial basis. Assets, which are not specifically attributable to individual employees, were assumed to be equal to the projected pension obligation for purposes of determining pension expense. The pension cost is not necessarily indicative of the pension cost that would have been incurred if HPG had been operated as a separate entity.

     The components of pension cost for each year were as follows:

                                                         1997       1996       1995
                                                        -------    -------    -------
Service cost..........................................  $ 1,114    $   989    $   846
Interest cost on projected benefit obligation.........    2,014      1,660      1,775
Actual return on assets...............................   (2,363)    (2,184)    (2,093)
Net amortization and deferral.........................       23        251         10
                                                        -------    -------    -------
Net pension cost......................................  $   788    $   716    $   538
                                                        =======    =======    =======

     The funded status of the domestic defined benefit plans at the end of each year was as follows:

                                                                1997        1996
                                                              --------    --------
Actuarial present value of benefit obligations:
  Vested benefit............................................  $ 25,331    $ 19,714
                                                              --------    --------
  Accumulated benefit.......................................  $ 26,167    $ 20,318
                                                              --------    --------
  Projected benefit.........................................  $ 31,045    $ 23,554
Allocated plan assets at fair value.........................   (30,916)    (23,490)
                                                              --------    --------
Projected benefit obligation in excess of plan assets.......       129          64
Unrecognized net gain.......................................     1,953       1,121
                                                              --------    --------
Net pension liability recognized in the Combined Statement
  of Financial Position.....................................  $  2,082    $  1,185
                                                              ========    ========
Discount rates..............................................      7.5%        8.0%
Salary scales...............................................      5.0%        5.0%
Expected return on plan assets..............................     9.75%       10.5%

     Plan assets consist principally of investments in equity securities, debt securities and cash equivalents.

     HPG also participates in a B&D sponsored defined contribution plan. Under the terms of the plan, HPG matches one half of employee contributions based on a percentage of the employee contribution or compensation. Expense for defined contribution plans amounted to approximately $400, $500, and $400 for the years ended December 31, 1997, 1996, and 1995, respectively.

     Throughout the period covered by the combined financial statements, HPG's United States and Canadian pensioners and survivors were provided health care and life insurance benefits by an unfunded plan sponsored by B&D. The cost of these plans for HPG was determined on an actuarial basis.

     Net periodic postretirement benefit expense for each year included the following components:

                                                         1997       1996       1995
                                                        -------    -------    -------
Service expense.......................................  $   127    $   112    $    83
Interest expense......................................    1,326      1,426      2,207
Net amortization......................................   (1,304)    (1,150)    (1,015)
                                                        -------    -------    -------
Net periodic postretirement benefit expense...........  $   149    $   388    $ 1,275
                                                        =======    =======    =======

     The reconciliation of the accumulated postretirement benefit obligation to the liability recognized in other liabilities in the Combined Statement of Financial Position at the end of each year was as follows:

                                                               1997       1996
                                                              -------    -------
Accumulated postretirement benefit obligation:
  Retirees..................................................  $15,018    $14,842
  Fully eligible active participants........................    1,909      1,602
  Other active participants.................................    1,570      1,277
                                                              -------    -------
          Total.............................................   18,497     17,721
                                                              -------    -------
Unrecognized prior service cost.............................    5,790      7,039
Unrecognized net gain.......................................    3,031      4,860
                                                              -------    -------
Net postretirement benefit liability recognized in the
  Combined Statement of Financial Position..................  $27,318    $29,620
                                                              =======    =======

     The health care cost trend rate used to determine the postretirement benefit obligation was 9.7% for 1997 and 7.2% for 1998, decreases gradually to an ultimate rate of 5.25% in 2001, and remains at that level thereafter. The trend rate is a significant factor in determining the amounts reported. The effect of a 1% annual increase in these assumed health care cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1997, by approximately $1.2 million. The effect of a 1% increase on the aggregate of the service and interest cost components of net periodic postretirement benefit cost is immaterial. An assumed discount rate of 7.5% was used to measure the accumulated postretirement benefit obligation in 1997 compared to 8.0% used in 1996.

     The benefit costs are not necessarily indicative of the costs that would have been incurred if HPG had been operated as a separate entity.

10.  RESTRUCTURING

     Subsequent to December 31, 1997, HPG provided for severance costs of certain selling, general and administrative employees and for the severance and asset write-off costs associated with closing its Malaysian manufacturing facility which totaled $15,500. The selling, general and administrative terminations were effected during the quarter ended March 29, 1998, although payment of severance will continue monthly through the term of the obligation. The Malaysian plant shut-down is expected to be completed during 1998.

     In 1996, HPG recorded a restructuring provision to accrue severance costs and a tooling write-off associated with the exit of its countertop beverage product line and further integration of its Canadian business into its United States business. Total severance costs associated with these actions approximated $2,000.

11.  INCOME TAXES

     Earnings (loss) before income taxes for each year were as follows:

                                                          1997       1996      1995
                                                        --------    ------    -------
United States.........................................  $(12,642)   $2,688    $ 6,294
Other countries.......................................    20,832     2,054     10,452
                                                        --------    ------    -------
                                                        $  8,190    $4,742    $16,746
                                                        ========    ======    =======

     Significant components of income taxes (benefits) for each year were as follows:

                                                          1997       1996      1995
                                                         -------    ------    -------
Current:
  United States........................................  $(3,600)   $  373    $(1,163)
  Other countries......................................    7,333       666      2,919
                                                         -------    ------    -------
                                                           3,733     1,039      1,756
                                                         -------    ------    -------
Deferred (primarily United States).....................      203     2,280      5,239
                                                         -------    ------    -------
                                                         $ 3,936    $3,319    $ 6,995
                                                         =======    ======    =======

     Deferred tax assets (liabilities) at the end of each year were composed of the following:

                                                               1997       1996
                                                              -------    -------
Postretirement benefits.....................................  $12,194    $12,322
Product liability...........................................    3,368      2,897
Warranty....................................................    2,486      2,459
Other.......................................................    4,443      4,973
Inventories.................................................   (3,417)    (3,339)
Fixed assets................................................   (1,806)    (1,841)
                                                              -------    -------
Net deferred tax assets.....................................  $17,268    $17,471
                                                              =======    =======

     A reconciliation of income taxes at the federal statutory rate to HPG's income taxes for each year is as follows:

                                                            1997      1996      1995
                                                           ------    ------    ------
Income taxes at federal statutory rate...................  $2,867    $1,660    $5,861
Higher (lower) effective taxes on earnings in other
  countries..............................................      41       (53)     (739)
State taxes (net of federal benefit).....................    (362)      332       510
Amortization of goodwill.................................   1,296     1,296     1,292
Other -- net.............................................      94        84        71
                                                           ------    ------    ------
Income taxes.............................................  $3,936    $3,319    $6,995
                                                           ======    ======    ======

     Income taxes have not been provided on the undistributed earnings of foreign businesses, as such earnings are designated to be reinvested locally to finance expansion or to support local operating requirements. It is not practicable to estimate the amount of additional tax that might be payable upon repatriation of foreign earnings.

12.  DISAGGREGATED FINANCIAL INFORMATION

     HPG operates in a single segment.

  Geographic information

                                                       1997        1996        1995
                                                     --------    --------    --------
Net sales:
  United States....................................  $266,685    $287,288    $312,704
  Canada...........................................    53,982      55,193      66,052
  Other............................................    82,261      69,965      66,983
                                                     --------    --------    --------
Combined total.....................................  $402,928    $412,446    $445,739
                                                     ========    ========    ========

Net sales are attributed to countries based on the location of the customer.

                                                               1997        1996
                                                              -------    --------
Long-lived assets:
  United States.............................................  $47,731    $ 48,762
  Mexico....................................................   31,981      34,764
  Malaysia..................................................   15,018      17,105
  Other.....................................................    3,178       1,284
                                                              -------    --------
Combined total..............................................  $97,908    $101,915
                                                              =======    ========

     Significant customers: Sales to Wal-Mart represented 21% of net sales in 1997 (20% in 1996 and 19% in 1995). Sales to Kmart were 10% of net sales in 1997 (10% in 1996 and 11% in 1995). At December 31, 1997, receivables from Wal-Mart represented 19% of total receivables.

13.  COMMITMENTS AND CONTINGENCIES

     Lease obligations: HPG is obligated under various non-cancelable leases for office facilities and equipment. These leases generally provide for renewal options and, in the case of facilities leases, for periodic rate increases based upon various economic factors.

     Future minimum payments under non-cancelable operating leases with initial terms of one year or more as of December 31, 1997 are as follows:

1998................................................  $3,859
1999................................................   3,224
2000................................................   2,433
2001................................................      42
                                                      ------
          Total.....................................  $9,558
                                                      ======

     Rental expense was $4,900, $4,000 and $4,100 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Legal proceedings: In October 1997, the Consumer Product Safety Commission filed an administrative complaint against B&D seeking an order requiring B&D to give public notice of a fire hazard associated with the T1000 Type 1 Horizontal Toaster manufactured and sold by HPG and an order requiring to provide an adequate remedy for the T1000 Type 1 Horizontal Toaster. Prior to the filing of the administrative complaint, HPG had initiated a recall of the toaster. A provision was made in HPG's results from operations in 1997 for the estimated cost of the original recall.

     Subsequent to December 31, 1997, B&D agreed to modify the original recall plan and entered into a settlement agreement with the Consumer Product Safety Commission. The additional provision necessary to cover the incremental estimated cost of the modified plan was also recorded in the Combined Statement of Operations in 1997. B&D believes these amounts provided are adequate to reflect the cost of the recall.

     Various other suits, claims and actions are pending against HPG. Management of B&D does not anticipate that the disposition of these suits, claims and actions, either individually or in the aggregate, will have a material adverse effect on HPG's financial position or its expected ongoing results of its operations.

14.  SUBSEQUENT EVENTS

     On May 11, 1998, B&D announced that it had entered into an agreement to sell its HPG business to Windmere-Durable Holdings, Inc. (the "buyer"). In connection with the anticipated sale, B&D and the buyer have agreed to enter into certain distribution services agreements, services agreements and lease or tenancy agreements.

     The distribution services agreements are to provide for the distribution by B&D of HPG products in the United States through February 29, 2000. Separate agreements will exist for other jurisdictions in the Market Area. These agreements generally are cancelable by the buyer at certain early termination dates upon specified advance written notice. Terms to be provided to HPG are to be consistent with budgeted intercompany rates currently in effect.

     The services agreements are to provide for the performance of certain administrative services by B&D on behalf of HPG through periods ranging up to September 30, 2000. Separate agreements will exist for the United States and other jurisdictions in the Market Area and are cancelable by the buyer, in whole or in part, upon specified advance written notice. Terms to be provided to HPG are to be consistent with budgeted intercompany rates currently in effect.

     The lease or tenancy agreements provide for the buyer to use the Malaysian production facility for up to six months subsequent to closing and the United States production facility through September 30, 1999, at nominal rates.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
The Black & Decker Corporation

     We have audited the accompanying combined statement of financial position of the Household Products Group Excluding Cleaning and Lighting Product Lines (a Component of The Black & Decker Corporation) as defined in Note 1 ("HPG") as of December 31, 1997 and 1996, and the related combined statements of operations, changes in owner's net investment and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of HPG's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of HPG, as defined in
Note 1, at December 31, 1997 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          [ERNST & YOUNG LLP]

Stamford, Connecticut
June 5, 1998

                HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING AND
                             LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

                INTERIM COMBINED STATEMENT OF FINANCIAL POSITION
                             (AMOUNTS IN THOUSANDS)

                                                               MARCH 29,     DECEMBER 31,
                                                                 1998            1997
                                                              -----------    ------------
                                                              (UNAUDITED)
                                         ASSETS
Current assets
  Accounts receivable.......................................   $ 65,492        $ 96,460
  Inventories...............................................     61,037          40,971
  Prepaid expenses and other................................      5,236           5,808
                                                               --------        --------
          Total current assets..............................    131,765         143,239
Property, equipment and capitalized software, net...........     63,738          74,457
Goodwill....................................................     22,525          23,451
Other assets................................................     16,565          17,400
                                                               --------        --------
          Total assets......................................    234,593         258,547
                                       LIABILITIES
Current liabilities
  Accounts payable..........................................     19,896          12,419
  Accrued liabilities.......................................     45,350          51,109
                                                               --------        --------
          Total current liabilities.........................     65,246          63,528
Other liabilities...........................................     33,713          35,547
                                                               --------        --------
          Total liabilities.................................     98,959          99,075
                                                               --------        --------
OWNER'S NET INVESTMENT......................................   $135,634        $159,472
                                                               ========        ========

   The accompanying notes are an integral part of these financial statements.

                            HOUSEHOLD PRODUCTS GROUP
                 EXCLUDING CLEANING AND LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

              INTERIM COMBINED STATEMENT OF OPERATIONS (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 29,    MARCH 30,
                                                                1998         1997
                                                              ---------    ---------
Net sales...................................................  $ 61,755      $65,357
Cost of goods sold..........................................    43,605       47,394
                                                              --------      -------
Gross margin................................................    18,150       17,963
Selling, general and administrative expenses................    21,723       19,735
Restructuring...............................................    15,500           --
                                                              --------      -------
Operating loss..............................................   (19,073)      (1,772)
Other income (expense)......................................       121          (78)
                                                              --------      -------
Loss before income taxes....................................   (18,952)      (1,850)
Income tax benefit..........................................    (3,428)        (801)
                                                              --------      -------
Net loss....................................................  $(15,524)     $(1,049)
                                                              ========      =======

   The accompanying notes are an integral part of these financial statements.

                            HOUSEHOLD PRODUCTS GROUP
                 EXCLUDING CLEANING AND LIGHTING PRODUCT LINES

              INTERIM COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

                                                                THREE MONTHS ENDED
                                                              ----------------------
                                                              MARCH 29,    MARCH 30,
                                                                1998         1997
                                                              ---------    ---------
OPERATING ACTIVITIES:
Net loss....................................................  $(15,524)    $ (1,049)
Adjustments to reconcile net earnings to cash flows from
  operating activities:
  Depreciation and amortization.............................     4,027        4,611
  Restructuring charges.....................................    15,500           --
  Changes in selected working capital items:
     Decrease in accounts receivable........................    30,890       28,143
     Increase in inventories................................   (20,106)      (8,079)
     Increase (decrease) in accounts payable................     7,479         (982)
  Other assets and liabilities..............................   (12,174)     (12,696)
  Net decrease in accounts receivable sold..................        --      (17,298)
                                                              --------     --------
Net cash provided from (used in) operating activities.......    10,092       (7,350)

INVESTING ACTIVITIES:
Capital expenditures........................................    (1,873)      (1,125)
Proceeds from disposal of assets............................        19           --
                                                              --------     --------
Net cash used in investing activities.......................    (1,854)      (1,125)

FINANCING ACTIVITIES:
Net cash (remitted to) invested by owner....................    (8,238)       8,475)
                                                              --------     --------
CASH AT BEGINNING AND END OF YEAR...........................  $     --     $     --
                                                              ========     ========

   The accompanying notes are an integral part of these financial statements.

                HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING AND
                             LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

  INTERIM COMBINED STATEMENT OF CHANGES IN OWNER'S NET INVESTMENT (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)

BALANCE AT DECEMBER 31, 1996................................  $124,687
  Net loss..................................................    (1,049)
  Foreign currency translation adjustments..................      (232)
  Net financing provided by B&D.............................     8,475
                                                              --------
BALANCE AT MARCH 30, 1997...................................  $131,881
                                                              ========
BALANCE AT DECEMBER 31, 1997................................  $159,472
  Net loss..................................................   (15,524)
  Foreign currency translation adjustments..................       (76)
  Net financing provided to B&D.............................    (8,238)
                                                              --------
BALANCE AT MARCH 29, 1998...................................  $135,634
                                                              ========

   The accompanying notes are an integral part of these financial statements.

                HOUSEHOLD PRODUCTS GROUP EXCLUDING CLEANING AND
                             LIGHTING PRODUCT LINES
                (A COMPONENT OF THE BLACK & DECKER CORPORATION)

                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS
                             (AMOUNTS IN THOUSANDS)

1.  BASIS OF PRESENTATION

     The accompanying unaudited combined financial statements include all adjustments, consisting of recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods but do not include all the information and notes required by generally accepted accounting principles for complete financial statements. Operating results for the period ended March 29, 1998, are not necessarily indicative of the results that may be expected for the entire year.

2.  RESTRUCTURING

     In the quarter ended March 29, 1998, HPG provided for severance costs of certain selling, general and administrative employees and for the severance and asset write-off costs associated with closing its Malaysian manufacturing facility. The selling, general and administrative terminations were effected by the end of the quarter ended March 29, 1998, although payment of severance will continue monthly through the term of the obligation. The Malaysian plant shut-down is expected to be completed during 1998.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses (subject to future contingencies) incurred or expected to be incurred by the Registrant in connection with the issuance and distribution of the securities being registered pursuant to this Registration Statement (items marked with an asterisk (*) represent estimated expenses). The Registrant has agreed to pay all the costs and expenses of this offering.


Securities and Exchange Commission Registration Fee.........  $ 73,750
Rating Agency Fees..........................................   150,000*
Legal Fees and Expenses.....................................   200,000*
Accounting Fees and Expenses................................   160,000*
Printing Expenses...........................................   200,000
Blue Sky Fees...............................................     7,500*
Trustee/Issuing & Paying Agent Fees and Expenses............    15,000*
Transfer Agent Fees and Expenses............................    15,000*
Miscellaneous...............................................    18,750*
                                                              --------
          Total.............................................  $840,000*
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant has authority under Section 607.0850 of the Florida Business Corporation Act to indemnify its directors and officers to the extent provided for in such statute. The Registrant's Amended and Restated Articles of Incorporation provide that the Registrant shall indemnify and may insure its officers and directors to the fullest extent permitted by law.

     The provisions of the Florida Business Corporation Act that authorize indemnification do not eliminate the duty of care of a director, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Florida law. In addition, each director will continue to be subject to liability for (a) violations of criminal laws, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) deriving an improper personal benefit from a transaction, (c) voting for or assenting to an unlawful distribution and (d) willful misconduct or conscious disregard for the best interests of the Registrant in a proceeding by or in the right of the Registrant to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. The statute does not affect a director's responsibilities under any other law, such as the federal securities laws. The effect of the foregoing is to require the Registrant to indemnify the officers and directors of the Registrant for any claim arising against such persons in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS.


EXHIBIT NO.                         DESCRIPTION
-----------                         -----------
    +1.1    Form of Underwriting Agreement.
     3.1    Amended and Restated Articles of Incorporation of
            Windmere-Durable Holdings, Inc.(1)
     3.2    By-laws of Windmere-Durable Holdings, Inc.(2)
    *4.1    Form of Indenture.
    *5.1    Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
            P.A.
   *12.1    Statement of Computation of Ratio of Earnings to Fixed
            Charges.
  **23.1    Consent of Grant Thornton LLP.
   *23.2    Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
            P.A. (included in Exhibit 5.1).
  **23.3    Consent of Ernst & Young LLP.
  **23.4    Consent of Ernst & Young LLP.
   *24.1    Power of Attorney.
  ++25.1    Statement of Eligibility and Qualification on Form T-1 under the Trust Indenture Act of 1939.


---------------

  + To be incorporated herein by reference to a Current Report on Form 8-K to be filed subsequent to the effectiveness of this Registration Statement pursuant to Item 601(b)(1) of Regulation S-K promulgated under the Securities Act.



 ++ To be incorporated herein by reference and to be filed subsequent to the effectiveness of this Registration Statement pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.



  * Previously filed.



 ** Filed herewith.


(1) Incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-3 filed with the Commission on June 25, 1996 (Commission File No. 333-06759).

(2) Incorporated by reference to Exhibit 3.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1989 (Commission File No. 1-10177).

ITEM 17.  UNDERTAKINGS.

(a) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

        provided, however, that the undertakings set forth in paragraphs
        (a)(1)(i) and (a)(1)(ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic report filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of the annual report of the employee benefit plans pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Lakes, State of Florida on this 26th day of June, 1998.


                                          WINDMERE-DURABLE HOLDINGS, INC.


                                          By      /s/ HARRY D. SCHULMAN

                                            ------------------------------------

                                            Harry D. Schulman


                                            Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
             /s/ DAVID M. FRIEDSON*               Chairman of the Board, President       June 26 1998
------------------------------------------------    and Chief Executive Officer
               David M. Friedson                    (Principal Executive Officer)

             /s/ HARRY D. SCHULMAN                Chief Financial Officer                June 26, 1998
------------------------------------------------    (Principal Financial and
               Harry D. Schulman                    Accounting Officer)

               /s/ ARNOLD THALER*                 Director                               June 26, 1998
------------------------------------------------
                 Arnold Thaler

              /s/ JERALD I. ROSEN*                Director                               June 26, 1998
------------------------------------------------
                Jerald I. Rosen

              /s/ HAROLD STRAUSS*                 Director                               June 26, 1998
------------------------------------------------
                 Harold Strauss

                  /s/ LAI KIN*                    Director                               June 26, 1998
------------------------------------------------
                    Lai Kin

                /s/ RAYMOND SO*                   Director                               June 26, 1998
------------------------------------------------
                   Raymond So

                   SIGNATURE                                     TITLE                       DATE
                   ---------                                     -----                       ----
              /s/ LEONARD GLAZER*                 Director                               June 26, 1998
------------------------------------------------
                 Leonard Glazer

         /s/ BARBARA FRIEDSON GARRETT*            Director                               June 26, 1998
------------------------------------------------
            Barbara Friedson Garrett

             /s/ FELIX S. SABATES*                Director                               June 26, 1998
------------------------------------------------
                Felix S. Sabates

*By /s/ HARRY D. SCHULMAN
-----------------------------------------------
    Harry D. Schulman
    Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
  +1.1    Form of Underwriting Agreement.
   3.1    Amended and Restated Articles of Incorporation of
          Windmere-Durable Holdings, Inc.(1)
   3.2    By-laws of Windmere-Durable Holdings, Inc.(2)
  *4.1    Form of Indenture.
  *5.1    Opinion of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
          P.A.
 *12.1    Statement of Computation of Ratio of Earnings to Fixed
          Charges.
**23.1    Consent of Grant Thornton LLP.
 *23.2    Consent of Greenberg Traurig Hoffman Lipoff Rosen & Quentel,
          P.A. (included in Exhibit 5.1).
**23.3    Consent of Ernst & Young LLP.
**23.4    Consent of Ernst & Young LLP.
 *24.1    Power of Attorney.
++25.1    Statement of Eligibility and Qualification on Form T-1 under the Trust Indenture Act of 1939.


---------------

  + To be incorporated herein by reference to a Current Report on Form 8-K to be filed subsequent to the effectiveness of this Registration Statement pursuant to Item 601(b)(1) of Regulation S-K promulgated under the Securities Act.



 ++ To be incorporated herein by reference and to be filed subsequent to the effectiveness of this Registration Statement pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended.



  * Previously filed.



 ** Filed herewith.


(1) Incorporated by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form S-3 filed with the Commission on June 25, 1996 (Commission File No. 333-06759).

(2) Incorporated by reference to Exhibit 3.2 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1989 (Commission File No. 1-10177).